Form 10-K, Exhibit 13
period 1995-12-03
ROWE FURNITURE CORP
filed 1996-03-01
CIK 85417

                                  EXHIBIT 13

                       PORTIONS OF THE ANNUAL REPORT TO
                        SHAREHOLDERS FOR THE YEAR ENDED
                               DECEMBER 3, 1995

================================================================================
FINANCIAL HIGHLIGHTS
--------------------
(Fiscal Year Ended)                     12/3/95          11/27/94
                                     (53 Weeks)        (52 Weeks)

Net shipments                      $124,939,000      $111,201,000
Net earnings(1)                       7,207,000         6,782,000
Net earnings per share                     0.53              0.47
Stockholders' equity                 35,621,000        32,339,000
Book value per share                       2.66              2.32
Dividends paid per share*                  0.08              0.06
Current ratio                          1.8 to 1          2.3 to 1

*Round to nearest cent

(1) The results of operations for 1995 include an after-tax gain on sale of property of approximately $3.0 million and an after-tax restructuring charge of $265,000.

STOCK PRICE AND DIVIDEND DATA
-----------------------------

                                        Market Price           Dividends
               Quarter Ended         High        Low        Paid Per Share
1995           February 26           6 1/8      4 1/2           $0.020
               May 28                5 7/8      3 7/8            0.020
               August 27             4 7/8      4 1/4            0.020
               December 3            5 1/2      3 7/8            0.020
                                                                 -----
                                                                $0.080
                                                                 =====

1994           February 27          12 7/8      4 7/8           $0.013
               May 29               11          5 5/8            0.013
               August 28            6 7/8       4 7/8            0.013
               November 27          7 3/8       5 1/8            0.017
                                                                 -----
                                                                $0.056
                                                                 =====

Per share amounts have been adjusted to give retroactive effect to a three-for-two stock split declared November 10, 1994.

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 3, 1995, the Company had 1,410 stockholders of record.

--------------------------------------------------------------------------------
DESCRIPTION OF BUSINESS                       ANNUAL MEETING
-----------------------                       --------------

Rowe Furniture Corporation is one of      The annual meeting of stockholders
the nation's leading manufacturers of     will be held at 10:00 a.m. on Tuesday,
medium priced upholstered living room     April 2, 1996 at the Roanoke Airport
furniture.                                Marriott, Roanoke, Virginia. Copies of
                                          the Company's Annual Report to the
                                          SEC on Form 10-K will be available in
                                          early March. If you would like a copy
                                          without charge, please write A. H.
                                          Dunkin, Secretary-Treasurer
                                          239 Rowan Street, Salem, Virginia
                                          24153.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results Of Operations

Year Ended December 3, 1995
Compared to Year Ended November 27, 1994

Net shipments in 1995 increased by $13,738,000 or 12.4% to $ 124,939,000 from $111,201,000 in 1994. The addition of new dealers and increased market share from existing customers helped the Company reach the 1995 shipment level. The increase was due primarily to higher unit volume, favorable product mix, expansion of the Company-owned Rowe ShowPlace program and an additional week in this fiscal year. Management believes that the growth in shipments was accomplished in a generally soft retail furniture environment.

Gross profit in 1995 increased by $1,809,000 or 6.3% to $30,496,000 from $28,687,000 in 1994. Gross profit as a percentage of shipments in 1995 decreased to 24.4% from 25.8% in 1994. Management believes that the percentage decrease was due primarily to hiring and training expenses and additional overtime requirements associated with expanding production capacity.

Selling and administrative expenses in 1995 increased by $5,136,000 or 26.7% to $24,365,000 from $19,229,000 in 1994. As a percentage of shipments, selling and administrative expenses in 1995 increased to 19.5% from 17.3% in 1994. The aggregate increase in selling and administrative expenses primarily resulted from additional advertising, commissions, salaries, and costs associated with the operation of the expanded Company-owned Rowe ShowPlace program.

The Company also recorded a restructuring charge of $425,000 in 1995 primarily for termination benefits for certain administrative/manufacturing employees resulting from a corporate reorganization of the manufacturing process.

Operating income in 1995 decreased by $3,752,000 or 39.7% to $5,706,000 from $9,458,000 in 1994. The decrease in operating income was primarily attributable to increases in costs of shipments and selling and administrative expenses as a percentage of shipments and the restructuring charge of $425,000.

Net interest expense in 1995 increased by $180,000 or 86.5% to $388,000 from $208,000 in 1994. The increase in net interest expense resulted from additional short-term borrowings and higher interest rates in effect throughout 1995 compared to 1994.

Other income in 1995 increased by $4,838,000 to $6,285,000 from $1,447,000 in
1994. The increase in other income was due primarily to the gain on the sale of investment property.

Net earnings increased by $425,000 or 6.3% to $7,207,000 in 1995 from $6,782,000 in 1994. The increase in net earnings reflects the gain on sale of investment property, partially offset by lower operating income and additional interest expense.

Year Ended November 27, 1994
Compared to Year Ended November 28, 1993

Net shipments in 1994 increased by $22,240,000 or 25.0% to $111,201,000 from $88,961,000 in 1993. The increase was due principally to higher unit volume, as average unit selling prices did not change significantly. Management believes that shipments increased because of the general improvement in the retail environment, greater consumer demand for moderately priced furniture, the addition of new dealers and increased market share from existing customers. Furthermore, overall marketing of Company products benefited from improved product quality, delivery, and improved customer service.

Gross profit in 1994 increased by $6,286,000 or 28.1% to $28,687,000 from $22,401,000 in 1993. Gross profit as a percentage of shipments in 1994 increased to 25.8% from 25.2% in 1993. Management believes that the improvement was primarily due to efficiencies obtained through volume increases.

Selling and administrative expenses in 1994 increased by $2,926,000 or 17.9% to $19,229,000 from $16,303,000 in 1993. As a percentage of shipments, selling and administrative expenses in 1994 decreased to 17.3% from 18.3% in 1993. The aggregate increase in selling and administrative expenses was the result of increased advertising expense, salaries, costs associated with opening of additional Company-owned Rowe ShowPlace locations and increases in selling commissions due to higher unit volume.

Operating income in 1994 increased by $3,360,000 or 55.1% to $9,458,000 from $6,098,000 in 1993. The growth in operating income was primarily attributable to increases in shipments and reductions in costs of shipments and selling and administrative expenses as a percentage of shipments.

Net interest expense in 1994 decreased by $108,000 or 34.2% to $208,000 from $316,000 in 1993. The decrease in net interest expense resulted from a reduction in the amount of long-term debt as a result of the sale of Company common stock in March 1994.

Other income in 1994 increased by $99,000 or 7.3% to $1,447,000 from $1,348,000 in 1993. The increase in other income was due primarily to contractual rent increases on the Company's investment properties.

Earnings, before change in accounting principle, increased by $2,182,000 or 47.4% to $6,782,000 in 1994 from $4,600,000 in 1993. The increase in earnings reflects primarily the increase in shipments and the reduction in the cost of shipments and selling and administrative expenses as a percentage of shipments.

Liquidity and Capital Resources

The Company has historically financed its operations and capital requirements with internally generated funds. Additional working capital needs along with capital expenditures plus purchases under the Company's stock repurchase program necessitated additional use of short-term bank financing throughout most of 1995. Additionally, the Company borrowed $200,000 in 1995 under a long-term note to assist in the purchase of investment property.

Net cash provided by operating activities was $8,588,000, $2,179,000 and $2,458,000 in 1995, 1994, and 1993, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts. In 1995, levels of inventories and accounts receivable increased as a result of increased sales levels.

Capital expenditures were $10,686,000, $4,961,000 and $870,000 for 1995, 1994, and 1993, respectively. In fiscal 1995, capital expenditures increased substantially due to the reinvesting of proceeds from the sale of rental property into other income-producing property with a cost of $6,883,000.

Financing activities utilized net cash of $4,781,000 in 1995 and provided net cash of $1,257,000 in 1994. Financing activities utilized net cash of $1,902,000 in 1993. In fiscal year 1995, these activities primarily consisted of repurchase of the Company's common stock and dividends paid to stockholders. In 1994, $3,578,000 was derived from the sale of the Company's common stock.

Management anticipates that the Company's capital expenditures for 1996 will be approximately $4.0 million. These expenditures will primarily be used to purchase equipment at the frame and upholstery facilities for efficiency improvements and capacity expansions, new computerized systems and additional funding to expand the number of Company-owned Rowe ShowPlace locations.

The Company has long-term debt outstanding at year end of $569,000, plus current maturities of $485,000. This debt consists of industrial revenue bonds bearing interest at rates ranging from 5.5% to 6.5%. The amount outstanding under the lines of credit was $2,135,000. The Company has a total of $11,000,000 available under existing lines of credit.

The Company believes that net cash provided by operating activities and available bank lines of credit will be sufficient to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 1996.


Changes in Accounting Standards


The Financial Accounting Standards Board has issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed of," which provides guidance on how and when impairment losses are recognized on long-lived assets. This statement, when adopted, is not expected to have a material impact on the Company.

The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the pro forma net income and earnings per share, determined as if the fair value based method had been applied. The Company plans to continue to apply APB Opinion No. 25 when adopting this statement, and accordingly, this statement is not expected to have a material impact on the Company.

--------------------------------------------------------------------------------

CORPORATE OFFICERS                      DIRECTORS
GERALD M. BIRNBACH                      GERALD M. BIRNBACH                    CHARLES T. ROSEN
Chairman of the Board and President     Chairman of the Board and President   President of CTR Funding, Inc.

ARTHUR H. DUNKIN                        RICHARD E. CHENEY                     KEITH J. ROWE
Secretary-Treasurer                     Former Chairman Emeritus of the       Private Investor
                                        Board of Hill and Knowlton, Inc.

MARLENE M. JOHNSON                                                            SIDNEY J. SILVER
Vice President - People and Strategy    W. PATRICK DOLAN                      Partner - Silver, Freedman &
                                        President of W. P. Dolan and          Taff, LLP
CHARLENE A. PEDROLIE                    Associates
Vice President - Manufacturing Systems                                        GERALD O. WOODLIEF
                                        ARTHUR H. DUNKIN                      Retired - Senior Vice President
HARVEY I. PTASHEK                       Secretary-Treasurer
Senior Vice President
                                        HARVEY I. PTASHEK
                                        Senior Vice President

--------------------------------------------------------------------------------

SUBSIDIARY OFFICERS:

ROWE MANUFACTURING, INC.
WILDON H. ADKINS, JR.                   RAYMOND W. CRAMPTON                   BRUCE A. ROTRAMEL
Vice President - Upholstery Design      Vice President- Management            Assistant Secretary
                                        Information Systems
GARRY W. ANGLE                                                                J. STEVE SHELOR
Assistant Treasurer                     JACK G. HEATON                        Vice President
                                        Assistant Vice President
KENNETH E. BENTZ                                                             JOHN W. SISSON
Vice President                          MARK S. MOSELEY                      Vice President and General
                                        Vice President - Rowe ShowPlace      Manager
BARRY A. BIRNBACH                       & Advertising
Vice President - Special Account Sales
                                        D. WAYNE OWENS
BRUCE M. BIRNBACH                       Assistant Vice President -
Vice President - Merchandising -        Corporate Safety
New Product Development -
Marketing

ROWE SHOWPLACE, INC.
ROBERT M. O'MALLEY
Executive Vice President

--------------------------------------------------------------------------------

CORPORATE HEADQUARTERS               SHOWROOM                        TRANSFER AND DIVIDEND
1725 Jefferson Davis Highway         High Point, North Carolina      DISBURSING AGENT
Arlington, Virginia  22202                                           Wachovia Bank of North
                                     GENERAL COUNSEL                 Carolina, N.A.
UPHOLSTERY MANUFACTURING PLANTS      Silver, Freedman & Taff, LLP    Winston-Salem, NC  27102
Poplar Bluff, Missouri               Washington, D.C.  20005         800-633-4236
Salem, Virginia
                                     AUDITORS
WOODWORKING PLANTS                   BDO Seidman, LLP
Morehouse, Missouri                  High Point, North Carolina  27260
Salem, Virginia

FIVE YEAR SUMMARY

                                                                       1995         1994       1993        1992        1991
                                                                 (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
                                                                          (in thousands, except per share information)

Net shipments                                                     $ 124,939    $ 111,201   $ 88,961    $ 73,488     $ 63,753
Gross profit                                                         30,496       28,687     22,401      16,569       12,174
Operating income (loss)                                               5,706        9,458      6,098       1,455       (1,276)
Earnings (loss) before
  cumulative effect of change
  in accounting principle                                             7,207        6,782      4,600       1,405         (474)
Net earnings (loss)*                                              $   7,207    $   6,782   $  5,090    $  1,405     $   (474)


Working capital                                                   $  14,907    $  16,605   $ 14,112    $ 10,854     $  9,953
Total assets                                                         58,035       48,098     43,185      37,013       34,958
Long-term debt                                                          569          864      2,712       3,871        4,923
Stockholders' equity                                              $  35,621    $  32,339   $ 24,873    $ 20,204     $ 19,190


Earnings (loss) per share before cumulative
  effect of change in accounting principle - primary              $    0.53    $    0.47   $   0.34    $   0.11     $  (0.03)
Net earnings (loss) per share - primary                           $    0.53    $    0.47   $   0.37    $   0.11     $  (0.03)
Weighted average shares outstanding - primary                        13,607       14,563     13,689      12,984       12,991
Cash dividends paid per share                                     $    0.08    $    0.06   $   0.04    $   0.03     $   0.03

Weighted average shares and per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared December 8, 1992, September 9, 1993, December 16, 1993 and November 10, 1994. On a fully diluted basis, earnings per share before cumulative effect of change in accounting principle, net earnings per share, and the weighted average number of shares outstanding for fiscal 1993 were $0.33, $0.36 and 14,197,000, respectively.

*The results of operations for 1995 include an after-tax gain on the sale of property of approximately $3.0 million and an after-tax restructuring charge of $265,000.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                    Year Ended
                                                                    12-03-95          11-27-94          11-28-93
                                                                  ----------------------------------------------
                                                                  (53 weeks)        (52 weeks)        (52 weeks)
                                                                                  (in thousands)
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
  Cash received from customers                                     $122,918          $109,369          $ 84,327
  Cash paid to suppliers and employees                             (113,063)         (104,533)          (80,209)
  Income taxes paid, net of refunds                                  (1,911)           (3,876)           (2,694)
  Interest paid                                                        (388)             (208)             (315)
  Interest received                                                     232               188               224
  Other receipts - net                                                  800             1,239             1,125
                                                                   --------          --------          --------
Net cash and cash equivalents provided by
  operating activities                                                8,588             2,179             2,458
                                                                   --------          --------          --------
Cash flows from investing activities:
  Proceeds from sale of property and equipment                        6,594                 2                17
  Capital expenditures                                              (10,686)           (4,961)             (870)
  Sale (acquisitions) of marketable securities                          137               191               (24)
                                                                   --------          --------          --------

Net cash used in investing activities                                (3,955)           (4,768)             (877)
                                                                   --------          --------          --------
Cash flows from financing activities:
  Net borrowings (payments) under line of credit                       (601)            2,736                 -
  Proceeds from issuance of long term debt                              200               200                 -
  Payments to reduce long-term debt                                    (455)           (2,363)           (1,481)
  Proceeds from issuance of common stock                                122             3,578               913
  Dividends paid                                                     (1,090)             (798)             (518)
  Purchase of treasury stock                                        ( 2,957)           (2,096)             (816)
                                                                   --------          --------          --------

Net cash provided by (used in) financing activities                  (4,781)            1,257            (1,902)
                                                                   --------          --------          --------
Net increase (decrease) in cash and cash equivalents                   (148)           (1,332)             (321)

Cash at beginning of year                                               471             1,803             2,124
                                                                   --------          --------          --------

Cash at end of year                                                $    323          $    471          $  1,803
                                                                   ========          ========          ========

--------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:


Net earnings                                                       $  7,207          $  6,782          $  5,090
                                                                   --------          --------          --------
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Cumulative effect of change in accounting
   for income taxes                                                       -                 -              (490)
  Depreciation and amortization                                       2,175             1,888             1,722
  Provision for deferred compensation                                   634               554               627
  Payments made for deferred compensation                              (449)           (1,730)             (371)
  Deferred income taxes                                               2,150               404              (160)
  Provision for losses on accounts receivable                           179                68               127
  Loss (gain) on disposition of assets (Note 6)                      (5,253)               (2)                2
  Loss (gain) on sale of marketable securities                            -               (18)                -
  Change in operating assets and liabilities:
   Decrease (increase) in accounts receivable                        (2,021)           (1,832)           (4,634)
   Decrease (increase) in inventories                                (1,127)           (2,008)           (2,551)
   Decrease (increase) in prepaid expenses                             (293)              (78)              150
   Decrease (increase) in cash value of
    life insurance                                                     (140)             (120)                1
   Decrease (increase) in other assets                                  320               135               157
   Increase (decrease) in accounts payable                            4,080            (1,633)            2,368
   Increase (decrease) in accrued expenses                            1,126              (231)              420
                                                                   --------          --------          --------

    Total adjustments                                                 1,381            (4,603)           (2,632)
                                                                   --------          --------          --------

Net cash provided by operating activities                          $  8,588          $  2,179          $  2,458
                                                                   ========          ========          ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------
================================================================================

                                                                            Year Ended
                                                                   12/3/95        11/27/94        11/28/93
                                                               (53 weeks)     (52 weeks)        (52 weeks)
                                                                (in thousands except per share amounts)

Net shipments (Note 9)                                          $ 124,939      $ 111,201         $ 88,961
Cost of shipments                                                  94,443         82,514           66,560
                                                                ---------      ---------         --------
  Gross profit                                                     30,496         28,687           22,401
Selling and administrative expenses                                24,365         19,229           16,303
Restructuring charge (Note 10)                                        425              -                -
                                                                ---------      ---------         --------
  Operating income                                                  5,706          9,458            6,098
Interest expense                                                     (388)          (208)            (316)
Other income, net (Note 6)                                          6,285          1,447            1,348
                                                                ---------      ---------         --------
  Earnings before taxes                                            11,603         10,697            7,130
Taxes on income                                                     4,396          3,915            2,530
                                                                ---------      ---------         --------

EARNINGS BEFORE CUMULATIVE EFFECT
  OF CHANGE IN ACCOUNTING PRINCIPLE                                 7,207          6,782            4,600

Cumulative effect of change in accounting
  for income taxes (Notes 1 and 8)                                      -              -              490
                                                                ---------      ---------         --------

NET EARNINGS                                                    $   7,207      $   6,782         $  5,090
                                                                =========      =========         ========

EARNINGS PER SHARE - PRIMARY (NOTE 1)*
  Before cumulative effect of change in accounting principle    $    0.53      $    0.47         $   0.34
  Cumulative effect of change in accounting for income taxes            -              -             0.03
                                                                ---------      ---------         --------
  Net earnings per share - primary                              $    0.53      $    0.47           $ 0.37
                                                                =========      =========         ========

  Weighted average shares outstanding - primary*                   13,607         14,563           13,689
                                                                =========      =========         ========

See notes to consolidated financial statements

*Weighted average shares and per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared September 9, 1993, December 16, 1993 and November 10, 1994. On a fully diluted basis, earnings per share before cumulative effect of change in accounting principle, net earnings per share, and the weighted average number of shares outstanding for fiscal 1993 were $0.33, $0.36 and 14,197,000, respectively.

Consolidated Statements of Stockholders' Equity
                                                                      Year Ended
                          December 3, 1995, November 27, 1994, November 28, 1993
                              (in thousands, except share and per share amounts)

                                                            Common Stock                                     Treasury Stock
                                               ---------------------------------------                 ---------------------------
                                                                           Capital in
                                                    Shares     $1 Par    Excess of Par         Retained     Number of
                                                    Issued      Value        Value             Earnings       Shares      Cost
                                               ---------------------------------------       -------------------------------------
Balance at November 29, 1992                       3,927,491    $  3,927   $   4,321          $  12,210        51,009   $    254
   Acquisition of treasury stock                                                                               89,195        816
   Cash dividends paid, $0.04 per share*                                                           (518)
   Exercise of stock options                         280,096         281         718                (86)
   Cancellation of treasury stock                   (135,684)       (136)                          (888)     (135,694)    (1,024)
   Three-for-two stock split declared
     September 1993 (Note 7)                       2,032,911       2,033                         (2,033)        1,662
   Three-for-two stock split declared
     December 1993 (Note 7)                        3,052,402       3,052                         (3,052)        3,086
   Net earnings for the year ended
     November 28, 1993                                                                            5,090
                                                ---------------------------------------      -------------------------------------
Balance at November 28, 1993                       9,157,206       9,157       5,039             10,723         9,258         46
   Acquisition of treasury stock                                                                              242,094      2,096
   Cash dividends paid, $0.06 per share*                                                           (798)
   Exercise of stock options                         128,912         129         119
   Sale of common stock                              250,000         250       3,080
   Three-for-two stock split declared
     November 1994 (Note 7)                        4,768,059       4,768                         (4,768)      126,081
   Net earnings for the year ended
     November 27, 1994                                                                            6,782
                                                ---------------------------------------      -------------------------------------
Balance at November 27, 1994                      14,304,177      14,304       8,238             11,939       378,243      2,142
   Acquisition of treasury stock                                                                              627,328      2,957
   Cash dividends paid, $0.08 per share                                                          (1,090)
   Exercise of stock options                         111,927         112          10
   Net earnings for the year ended
     December 3, 1995                                                                             7,207
                                                --------------------------------------       -------------------------------------
Balance at December 3, 1995                       14,416,104    $ 14,416   $   8,248          $  18,056     1,005,571   $  5,099
                                                ======================================       =====================================

See notes to consolidated financial statements

*Per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared December 8, 1992, September 9, 1993, December 16, 1993 and November 10, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business-The Company is primarily a manufacturer of upholstered household furniture, selling throughout the United States and in some international markets. Sales are recognized when products are shipped and invoiced to customers. Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with any individual customer except as described in
Note 9.

Principles of Consolidation-The Consolidated financial statements include the accounts of the Company and subsidiaries. All material intercompany transactions and balances have been eliminated. Effective December 3, 1995, the Company's operating subsidiaries, Rowe Furniture Corporation - Virginia, Rowe Furniture Corporation - Missouri, Salem Frame Company, Inc. and Himmelberger-Harrison Company, Inc. were merged into one operating company, Rowe Manufacturing, Inc., a subsidiary of Rowe Furniture Corporation.

Inventories-Inventories are valued at the lower of cost (first-in, first-out) or market.

Property, Equipment and Depreciation-Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed over the estimated useful lives of the assets using accelerated methods on substantially all property acquired prior to December 1, 1984. The straight-line method is used for all property acquired after November 30, 1984. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: building and improvements (5 to 45 years); machinery and equipment (3 to 10 years); leasehold improvements (terms of leases).

Income Taxes-The Company adopted Statement of Financial Accounting Standards
(SFAS) 109 "Accounting for Income Taxes" in 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method (See Note 8).

Earnings Per Share-The computations of primary earnings per share are based on the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable from stock options. The fully diluted per share computations reflect additional dilution related to the stock options due to the use of the market price at the end of each period, when higher than the average price for such period.

Advertising Costs - Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $3,086,000, $2,560,000 and $2,266,000 in 1995, 1994 and 1993, respectively.

Statement of Cash Flows-For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year-The Company's accounting fiscal year end is the Sunday of each year closest to November 30. The fiscal years ended December 3, 1995, November 27, 1994 and November 28, 1993 were comprised of 53, 52 and 52 weeks, respectively.


NOTE 2-SHORT-TERM BORROWINGS

The Company has unsecured short-term lines of credit of $11,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings in 1995, 1994 and 1993:

                                         1995         1994        1993
                                         ----         ----        ----
Amount outstanding at year end     $2,135,000   $2,736,000   $       -
Maximum amount outstanding at
 any month end                     $4,685,000   $2,900,000   $ 115,000
Average borrowings (based on
  weighted daily balances)         $4,015,000   $1,110,000   $   6,000
Weighted average interest rate
  during the year                        7.0%         5.5%        4.9%
Weighted average interest rate
  at year end                            6.5%         6.3%           -

NOTE 3-LONG TERM DEBT

Long-term debt consists of the following:


                                         1995                     1994
                                         ----                     ----

Industrial Revenue Bonds           $  864,000               $1,309,000
Other                                 190,000                        -
                                      -------                ---------
                                    1,054,000                1,309,000

Less current maturities               485,000                  445,000
                                    ---------                ---------
Total long-term debt               $  569,000               $  864,000
                                    =========                =========

The industrial revenue bonds require annual principal payments of $445,000 in 1996 and $419,000 in 1997. Interest rates on the industrial revenue bonds are variable and range from 5.5% to 6.5%. Certain real properties and equipment with a net book value of approximately $1,800,000 are pledged as collateral.

Other long-term debt consists of an unsecured loan obtained in 1995 with annual principal payments of $40,000 for five years at a variable interest rate based on the 90 day Federal Funds Index plus 1%, adjusted quarterly.

NOTE 4-DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $402,000 in 1995, $405,000 in 1994 and $469,000 in 1993.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $150,000 in 1995, $149,000 for 1994 and $158,000 for 1993.

Effective December 1, 1994, the Company established a Cash-Or-Deferred Non-Qualified Executive Retirement Plan for certain officers and employees of the Company. The Plan enables participants to defer income on a pre-tax basis and is not funded. The charge to expense was $82,000 for 1995.

NOTE 5- EMPLOYEE BENEFIT PLANS

The Company contributed $141,000 in 1995, $154,000 in 1994 and $135,000 in 1993
to the Merged 401(k) and Employee Stock Ownership Plan (401(k) Plan).

The Company made contributions to the Merged Thrift and Employee Stock Ownership Plan (Thrift Plan) in the amount of $213,000 in 1995, $178,000 in 1994 and $142,000 in 1993.

Substantially all employees are covered under the 401(k) Plan or the Thrift
Plan.

NOTE 6-COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, showroom and retail locations expiring at various dates through 2004 with certain renewal options. Rental payments charged to expense were $1,130,000 in 1995, $920,000 in 1994 and $770,000 in 1993.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,005,000 in 1995 $1,470,000 in 1994 and $1,400,000 in 1993 and is included in other income in the accompanying statements of income.

In February, 1995, the Company completed the sale of its 175,000 sq. ft. warehouse in Sylmar, California. The warehouse had been held by the Company as investment property. The after-tax gain was approximately $3.0 million, net of lost rents during the disposition period. In June of 1995, the Company purchased other rental income-producing property to permit a "tax-deferred" exchange with the proceeds realized from this transaction. Accordingly, deferred income taxes payable of $2.1 million have been recorded as "Basis of investment property" (Note 8).

Minimum lease commitments at December 3, 1995 under long-term operating real estate leases are as follows:


                                     Lease              Lease
                                   Expense           Receipts
                                   -------           --------
1996                            $1,250,000         $1,345,000
1997                             1,090,000          1,200,000
1998                             1,115,000          1,115,000
1999                             1,010,000          1,100,000
2000                               730,000          1,050,000
Thereafter                         770,000          3,935,000
                                 ---------          ---------
                                $5,965,000         $9,745,000
                                 =========          =========

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 5 to 8 years. Current monthly expense is $195,000 plus a variable mileage charge.

Health Insurance Plan

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to $100,000 per family annually, and aggregate claims up to $3,400,000 in 1995. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Employment Agreements

The Company has employment agreements with certain key officers of the Company which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company entered into an agreement with an officer in December, 1993 which provides annual compensation of $725,000, adjusted for changes in the consumer price index, through November 30, 2001.

NOTE 7-COMMON STOCK

The Board of Directors approved three-for-two stock splits as follows:

Date Approved                      Record Date
-------------                      -----------
September 9, 1993                  September 22, 1993
December 16, 1993                  January 3, 1994
November 10, 1994                  November 21, 1994

All 1994 and 1993 weighted average shares and per share data have been adjusted to give retroactive effect to the above listed stock splits. In addition, retained earnings were retroactively charged for the par value of the 3,052,911 shares (November 28, 1993) and 4,768,059 shares (November 27, 1994 ) issued.

Under the 1993 incentive stock option plan, 1,468,125 (adjusted for the stock splits) shares of unissued common stock or treasury stock have been made available for grants. These options are exercisable for a term of ten years from the date of grant. The options are granted at market value on the date of grant and have been adjusted for the stock splits.

Under the 1983 incentive stock option plan (as amended), 2,847,655 (adjusted for the stock splits) shares of unissued common stock or treasury stock were available for grants. These options are exercisable for a term of ten years from the date of grant. The options were granted at market value on the date of grant and have been adjusted for the stock splits. Effective January 28, 1993, no further options may be granted under this plan.

The following is a summary of these plans:

                                   Option Price
                                    $ Per Share         Shares
                                   -------------        ------
At November 29, 1992                 0.79 - 1.15     1,507,639
Granted                              2.71 - 3.07       175,500
Expired or terminated                          -             -
Exercised                            0.79 - 1.15      (938,502)
                                                      --------

At November 28, 1993                 0.79 - 3.07       744,637
Granted                              5.22 -11.75       408,900
Expired or terminated                       5.22        (3,384)
Exercised                            0.83 - 5.22      (193,368)
                                                      --------

At November 27, 1994                 0.79 -11.75       956,785
Granted                              4.13 - 5.00        59,500
Expired or terminated                1.11 - 5.50       (19,960)
Exercised                            0.79 - 5.22      (111,927)
                                                      --------

Outstanding and
exercisable at
December 3, 1995                     0.79 -11.75       884,398
                                                       =======

Shares available for grant
at December 3, 1995                                    824,225
                                                       =======

NOTE 8-TAXES ON INCOME

Effective November 30, 1992, the Company adopted the provisions of SFAS 109 "Accounting for Income Taxes". Under the provisions of SFAS 109, the Company elected not to restate prior years consolidated financial statements. The cumulative effect of this accounting change on years prior to 1993 was to increase net earnings by $490,000 or $0.03 per share. The effect of the change on 1993 net earnings, excluding the cumulative effect upon adoption, was not material.

Provisions for income taxes in the consolidated statements of operations consisted of the following components:

                                            1995           1994           1993
                                            ----           ----           ----
Current                               $2,246,000     $3,511,000     $2,690,000
Deferred                               2,150,000        404,000       (160,000)
                                      ----------     ----------     -----------

Total taxes on income                 $4,396,000     $3,915,000     $2,530,000
                                      ==========     ==========     ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effects on deferred taxes are as follows:

                                                           1995            1994
                                                           ----            ----
Bad debt reserve                                    $   110,000        $110,000
Deferred compensation                                   900,000         790,000
                                                        -------         -------

Gross deferred tax assets                             1,010,000         900,000
                                                      ---------         -------

Basis of investment property (Note 6)                 2,100,000               -
Depreciation                                            800,000         680,000
Prepaid expenses                                        210,000         140,000
Other                                                         -          30,000
                                                      ---------        --------

Gross deferred tax liabilities                        3,110,000         850,000
                                                      ---------        --------

Net deferred tax asset (liability)                  $(2,100,000)      $  50,000
                                                      =========        ========

Included in the balance sheet:
  Deferred income tax asset - current               $    70,000       $ 100,000
  Deferred income tax liabilities - non-current      (2,170,000)        (50,000)
                                                      ----------       ---------
  Net deferred tax asset (liability)                $(2,100,000)      $  50,000
                                                      ==========       ========


The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                                1995         1994          1993
                                                ----         ----          ----
Income tax expense
  computed at the statutory rate          $3,945,000   $3,635,000    $2,425,000
State income taxes net of federal
  income tax benefit                         450,000      280,000       190,000
Life insurance transactions                  (45,000)     (35,000)      (40,000)
Other items, net                              46,000       35,000       (45,000)
                                          ----------   ----------    ----------

Total taxes on income                     $4,396,000   $3,915,000    $2,530,000
                                           =========    =========     =========


NOTE 9-MAJOR CUSTOMER INFORMATION

Shipments to one customer (Levitz Furniture, including Homemakers as of June, 1994), as a percent of net shipments, amounted to 16% in 1995, 20% in 1994 and 19% in 1993. Receivables from this customer as a percent of year-end receivables amounted to 21% in both 1995 and 1994. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 32% in 1995, 35% in 1994 and 36% in 1993.

NOTE 10-RESTRUCTURING CHARGE

In May 1995, the Company accrued $425,000 in restructuring charges from a corporate reorganization of the manufacturing process. These costs consisted primarily of termination benefits for 21 administrative/manufacturing employees. A remaining liability of $131,000 is included in the accompanying consolidated balance sheet as of December 3, 1995 for payments which will be made during fiscal year 1996.

NOTE 11-QUARTERLY FINANCIAL INFORMATION (UNAUDITED, $THOUSANDS)

Quarter                               First    Second    Third    Fourth
-------                               -----    ------    -----    ------
1995
Net shipments                       $28,747   $30,353  $29,533   $36,306
Gross profit                          7,022     7,492    7,234     8,748
Net earnings(1)                       4,135       609    1,014     1,449
Net earnings per share(1)(2)           0.30      0.05     0.07      0.11

1994
Net shipments                       $27,047   $26,455  $27,001   $30,698
Gross profit                          6,878     6,737    6,962     8,110
Net earnings                          1,679     1,346    1,577     2,180
Net earnings per share (2)(3)          0.12      0.09     0.11      0.16


(1) The results of operations for the first quarter of 1995 includes an after-tax gain on sale of property of approxiamately $3.0 million (See Note
    6). The second quarter of 1995 includes an after-tax restructing charge of $265,000. (See Note 10).

(2) Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(3) Per share amounts have been adjusted to give retroactive effect to a three-for-two stock split declared November 10, 1994.

NOTE 12-RECENT ACCOUNTING PRONOUCEMENTS

The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed of," which provides guidance on how and when impairment losses are recognized on long-lived assets. This statement, when adopted, is not expected to have a material impact on the Company.

The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the pro forma net income and earnings per share, determined as if the fair value based method had been applied. The Company plans to continue to apply APB Opinion No. 25 when adopting this statement, and accordingly, this statement is not expected to have a material impact on the Company.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Rowe Furniture Corporation
Salem, Virginia

We have audited the accompanying consolidated balance sheets of Rowe Furniture Corporation and subsidiaries as of December 3, 1995 and November 27, 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 3, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rowe Furniture Corporation and subsidiaries at December 3, 1995 and November 27, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 3, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 8, effective November 30, 1992, the Company changed its method of accounting for income taxes.


High Point, North Carolina                             BDO SEIDMAN, LLP
January 5, 1996

CONSOLIDATED BALANCE SHEETS

                                                              December 3,            November 27,
                                                                     1995                    1994
                                                                               ($ Thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                      $      323               $     471
Marketable securities                                                  42                     179
Accounts receivable (net of allowance                              18,763                  16,921
  for losses of $300,000 in 1995 and 1994) (Note 9)
Inventories (Note 1)
  Finished goods                                                    3,444                   2,472
  Work in process                                                   2,808                   2,502
  Raw materials and supplies                                        6,194                   6,345
                                                               ----------               ---------
                                                                   12,446                  11,319
Deferred income tax asset (Note 8)                                     70                     100
Prepaid expenses                                                    1,086                     793
                                                               ----------               ---------
  TOTAL CURRENT ASSETS                                             32,730                  29,783
                                                               ----------               ---------

PROPERTY AND EQUIPMENT (Notes 1 and 3)
Land                                                                  249                     249
Buildings and leasehold improvements                               16,185                  15,170
Machinery and equipment                                            21,688                  20,775
                                                               ----------               ---------
                                                                   38,122                  36,194
Less accumulated depreciation                                      25,027                  24,894
                                                               ----------               ---------
  NET PROPERTY AND EQUIPMENT                                       13,095                  11,300
                                                               ----------               ---------

OTHER ASSETS
Cash value of life insurance (Note 4)                               3,402                   3,262
Investment property (net of accumulated
  depreciation of $1,631,000 in 1995 and
  $2,441,000 in 1994) (Note 6)                                      8,650                   3,275
Miscellaneous                                                         158                     478
                                                               ----------               ---------
  TOTAL OTHER ASSETS                                               12,210                   7,015
                                                               ----------               ---------
                                                               $   58,035               $  48,098
                                                               ==========               =========
LIABILITIES

CURRENT LIABILITIES
Current maturities of long-term debt (Note 3)                  $      485               $     445
Short term bank borrowings (Note 2)                                 2,135                   2,736
Accounts payable                                                   11,678                   7,598
Accrued expenses:
  Compensaton                                                       1,434                   1,214
  Income taxes                                                        346                      11
  Other                                                             1,289                     737
Deferred compensation - current portion (Note 4)                      456                     437
                                                               ----------               ---------
   TOTAL CURRENT LIABILITIES                                       17,823                  13,178

LONG-TERM DEBT (Note 3)                                               569                     864
DEFERRED COMPENSATION (Note 4)                                      1,852                   1,667
DEFERRED INCOME TAX LIABILITY (Note 8)                              2,170                      50
                                                               ----------               ---------
   TOTAL LIABILITIES                                               22,414                  15,759
                                                               ----------               ---------

COMMITMENTS AND CONTINGENCIES (Notes 4,5 and 6)

STOCKHOLDERS' EQUITY (Note 7)
COMMON STOCK, par value $1 per share:

                              1995        1994
Authorized shares       20,000,000  20,000,000
Issued shares           14,416,104  14,304,177                     14,416                  14,304
Outstanding shares      13,410,533  13,925,934

CAPITAL IN EXCESS OF PAR VALUE                                      8,248                   8,238
RETAINED EARNINGS                                                  18,056                  11,939
                                                               ----------               ---------
                                                                   40,720                  34,481
LESS TREASURY STOCK - 1,005,571 shares in
1995 and 378,243 shares in 1994, at cost                           (5,099)                 (2,142)
                                                               ----------               ---------

  TOTAL STOCKHOLDERS' EQUITY                                       35,621                  32,339
                                                               ----------               ---------
                                                               $   58,035               $  48,098
                                                               ==========               =========

Ratio of current assets to current liabilities                   1.8 to 1                2.3 to 1

Ratio of cash, marketable securities and receivables
  to current liabilities                                         1.1 to 1                1.3 to 1

See notes to consolidated financial statements