Form 10-K, Exhibit 13
period 1996-12-01
ROWE FURNITURE CORP
filed 1997-02-28
CIK 85417

                                  EXHIBIT 13

                       PORTIONS OF THE ANNUAL REPORT TO
                        STOCKHOLDERS FOR THE YEAR ENDED
                               DECEMBER 1, 1996

FINANCIAL HIGHLIGHTS
--------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(Fiscal Year Ended)                      12/1/96     12/3/95
                                        (52 Weeks)  (53 Weeks)
Net shipments                            $142,723    $124,939
Gross profit                               37,593      30,496
Operating income                           10,248       5,706
Net earnings (1)                            7,052       7,207
Net earnings per share - primary (1)         0.53        0.53
Stockholders' equity                       40,188      35,621
Book value per share                         3.03        2.66
Dividends paid per share                     0.08        0.08
Closing market price                         7.75       4.875

(1) The results of operations for 1995 include an after-tax gain on sale of property of approximately $3.0 million, or $0.22 per share, and an after-tax restructuring charge of $265,000, or $0.02.

STOCK PRICE AND DIVIDEND DATA
-----------------------------
                            Market Price         Dividends
        Quarter Ended   High             Low   Paid Per Share
1996    March 3        5 1/8            3 7/8      $0.02
        June 2         5 5/8            4 1/8       0.02
        September 1    5 7/8            4 3/4       0.02
        December 1     9                5           0.02
                                                   -----
                                                   $0.08
                                                   =====

1995    February 26    6 1/8            4 1/2      $0.02
        May 28         5 7/8            3 7/8       0.02
        August 27      4 7/8            4 1/4       0.02
        December 3     5 1/2            3 7/8       0.02
                                                   -----
                                                   $0.08
                                                   =====

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 1, 1996 the Company had 1,255 stockholders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results Of Operations

Year Ended December 1, 1996
Compared to Year Ended December 3, 1995

Net shipments in 1996 increased by $17,784,000, or 14.2%, to $142,723,000 from
$124,939,000 in 1995. The addition of new dealers and increased market share from existing customers in combination with changes in the product mix enabled the Company to reach the 1996 shipment level.

Gross profit in 1996 increased by $7,097,000, or 23.3%, to $37,593,000 from $30,496,000 in 1995. Gross profit, as a percentage of shipments, in 1996 increased to 26.3% from 24.4% in 1995. Management believes that the percentage increase was due primarily to higher volume, favorable product mix and improvements in manufacturing efficiencies from less hiring and training expenses and overtime requirements associated with expanding production capacity in 1995.

Selling and administrative expenses in 1996 increased by $2,980,000, or 12.2%, to $27,345,000 from $24,365,000 in 1995. As a percentage of shipments, selling and administrative expenses in 1996 decreased to 19.2% from 19.5% in 1995. The aggregate increase in selling and administrative expenses resulted primarily from additional commissions, salaries, and costs associated with the expansion of the Company-owned Rowe ShowPlace program.

Operating income in 1996 increased by $4,542,000, or 79.6%, to $10,248,000 from $5,706,000 in 1995. The increase in operating income was primarily attributable to increases in shipments, reductions in costs of shipments, selling and administrative expenses as a percentage of shipments and the restructuring charge taken in 1995.

Net interest expense in 1996 decreased by $45,000, or 11.6%, to $343,000 from $388,000 in 1995. The decrease in net interest expense resulted from a reduction in the amount of long-term debt and lower interest rates on short-term borrowings offset in part by an increase in short-term borrowings.

Other income in 1996 decreased by $4,803,000 to $1,482,000 from $6,285,000 in
1995. The decrease in other income was due primarily to the gain on the sale of investment property that occurred in 1995, offset partially by increased rents received from the replacement property.

Net earnings decreased by $155,000, or 2.2%, to $7,052,000 in 1996 from $7,207,000 in 1995. The decrease in net earnings was due primarily to the gain in 1995 on the sale of investment property, offset in part by a restructuring charge. Excluding the previously indicated items, net earnings increased by 58% reflecting primarily higher operating income.

Year Ended December 3, 1995
Compared to Year Ended November 27, 1994

Net shipments in 1995 increased by $13,738,000, or 12.4%, to $ 124,939,000 from
$111,201,000 in 1994. The addition of new dealers and increased market share from existing customers helped the Company reach the 1995 shipment level. The increase was due primarily to higher unit volume, favorable product mix, expansion of the Company-owned Rowe ShowPlace program and an additional week in 1995. Management believes that the growth in shipments was accomplished in a generally soft retail furniture environment.

Gross profit in 1995 increased by $1,809,000, or 6.3%, to $30,496,000 from $28,687,000 in 1994. Gross profit, as a percentage of shipments, in 1995 decreased to 24.4% from 25.8% in 1994. Management believes that the percentage decrease was due primarily to hiring and training expenses and additional overtime requirements associated with expanding production capacity.

Selling and administrative expenses in 1995 increased by $5,136,000, or 26.7%, to $24,365,000 from $19,229,000 in 1994. As a percentage of shipments, selling and administrative expenses in 1995 increased to 19.5% from 17.3% in 1994. The aggregate increase in selling and administrative expenses primarily resulted from additional advertising, commissions, salaries, and costs associated with the operation of the expanded Company-owned Rowe ShowPlace program.

The Company also recorded a restructuring charge of $425,000 in 1995 primarily for termination benefits for certain administrative/manufacturing employees resulting from a corporate reorganization of the manufacturing process.

Operating income in 1995 decreased by $3,752,000, or 39.7%, to $5,706,000 from $9,458,000 in 1994. The decrease in operating income was primarily attributable to increases in costs of shipments and selling and administrative expenses as a percentage of shipments and the restructuring charge of $425,000.

Net interest expense in 1995 increased by $180,000, or 86.5%, to $388,000 from $208,000 in 1994. The increase in net interest expense resulted from additional short-term borrowings and higher interest rates in effect throughout 1995 compared to 1994.

Other income in 1995 increased by $4,838,000 to $6,285,000 from $1,447,000 in
1994. The increase in other income was due primarily to the gain on the sale of investment property.

Net earnings increased by $425,000, or 6.3%, to $7,207,000 in 1995 from $6,782,000 in 1994. The increase in net earnings reflects the gain on sale of investment property, partially offset by lower operating income and additional interest expense.

Liquidity and Capital Resources

The Company has historically financed its operations and capital requirements with internally generated funds. Additional working capital needs along with capital expenditures and purchases under the Company's stock repurchase program necessitated additional use of short-term bank financing throughout most of 1996.

Net cash provided by operating activities was $7,042,000, $8,588,000 and $2,179,000 in 1996, 1995, and 1994, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts. In 1996, accounts receivable increased as a result of increased sales levels.

Capital expenditures were $3,856,000, $10,686,000 and $4,961,000 for 1996, 1995, and 1994, respectively. In fiscal 1995, capital expenditures increased substantially due to the reinvesting of proceeds from the sale of rental property into other income-producing property with a cost of $6,883,000.

Financing activities utilized net cash of $1,644,000 in 1996 and $4,781,000 in 1995. Financing activities provided net cash of $1,257,000 in 1994. In fiscal year 1996, these activities primarily consisted of repurchase of the Company's common stock and dividends paid to stockholders, offset partially by increased levels of short-term borrowings.

Management anticipates that the Company's capital expenditures for 1997 will be approximately $4.0 million. These expenditures will primarily be used to purchase capital equipment at both frame and upholstery facilities for efficiency improvements and capacity expansions, along with additions and upgrades to computerized systems.

The Company has current maturities only, on long-term debt of $420,000. This debt consists of industrial revenue bonds bearing interest at rates ranging from 5.5% to 6.5%. The amount outstanding under the lines of credit was $3,610,000. The Company has a total of $13,000,000 available under existing lines of credit.

The Company believes that net cash provided by operating activities and available bank lines of credit will be sufficient to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 1997.

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

FIVE YEAR SUMMARY

                                                        1996           1995         1994           1993         1992
                                                    (52 weeks)     (53 weeks)   (52 weeks)     (52 weeks)   (52 weeks)
                                                    ----------     ----------   ----------     ----------   ----------
                                                                (in thousands, except per share amounts)
Net shipments                                        $142,723       $124,939      $111,201      $88,961      $73,488
Gross profit                                           37,593         30,496        28,687       22,401       16,569
Operating income                                       10,248          5,706         9,458        6,098        1,455
Earnings before
   cumulative effect of change
   in accounting principle                              7,052         7,207          6,782        4,600        1,405
Net earnings*                                        $  7,052       $ 7,207       $  6,782      $ 5,090      $ 1,405


Working capital                                      $ 18,027       $14,907       $ 16,605      $14,112      $10,854
Total assets                                           64,280        58,035         48,098       43,185       37,013
Long-term debt                                            -             569            864        2,712        3,871
Stockholders' equity                                 $ 40,188       $35,621       $ 32,339      $24,873      $20,204


Earnings per share before cumulative effect
   of change in accounting principle - primary       $  0.53        $  0.53       $   0.47      $  0.34      $  0.11
Net earnings per share - primary                     $  0.53        $  0.53       $   0.47      $  0.37      $  0.11
Weighted average shares outstanding - primary         13,370         13,607         14,563       13,689       12,984
Earnings per share before cumulative effect
  of change in accounting principle - fully diluted  $  0.51        $  0.53       $   0.47      $  0.33      $  0.11
Net earnings per share - fully diluted               $  0.51        $  0.53       $   0.47      $  0.36      $  0.11
Weighted average shares outstanding and
  share equivilents - fully diluted                   13,803         13,607         14,563       14,197       12,984
Cash dividends paid per share                        $  0.08        $  0.08       $   0.06      $  0.04      $  0.03

Weighted average shares and per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared December 8, 1992, September 9, 1993, December 16, 1993 and November 10, 1994.


*The results of operations for 1995 include an after-tax gain on the sale of property of approximately $3.0 million and an after-tax restructuring charge of $265,000.

CONSOLIDATED BALANCE SHEETS
                                                      December 1,            December 3,
                                                         1996                    1995
                                                      -----------            -----------

                                                                  ($ Thousands)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                               $ 1,897                  $   323
Marketable securities                                        45                       42
Accounts receivable (net of allowance
   for losses of $300,000 in 1996 and 1995) (Note 9)     22,726                   18,763
Inventories (Note 1)
   Finished goods                                         3,037                    3,444
   Work in process                                        2,636                    2,808
   Raw materials and supplies                             6,710                    6,194
                                                        -------                  -------
                                                         12,383                   12,446
Deferred income tax asset (Note 8)                          284                       70
Prepaid expenses                                            492                    1,086
                                                        -------                  -------
   TOTAL CURRENT ASSETS                                  37,827                   32,730
                                                        -------                  -------

PROPERTY AND EQUIPMENT (Notes 1 and 3)
Land                                                        249                      249
Buildings and leasehold improvements                     16,606                   16,185
Machinery and equipment                                  24,522                   21,688
                                                        -------                  -------
                                                         41,377                   38,122
Less accumulated depreciation                            26,987                   25,027
                                                        -------                  -------
   NET PROPERTY AND EQUIPMENT                            14,390                   13,095
                                                        -------                  -------

OTHER ASSETS
Cash value of life insurance (Note 4)                     3,518                    3,402
Investment property (net of accumulated
   depreciation of $1,895,000 in 1996 and
   $1,631,000 in 1995) (Note 6)                           8,402                    8,650
Miscellaneous                                               143                      158
                                                        -------                  -------
   TOTAL OTHER ASSETS                                    12,063                   12,210
                                                        -------                  -------
                                                        $64,280                  $58,035
LIABILITIES

CURRENT LIABILITIES
Current maturities of long-term debt (Note 3)           $   420                  $   485
Short term bank borrowings (Note 2)                       3,610                    2,135
Accounts payable                                         11,212                   11,678
Accrued expenses:
   Compensation                                           1,341                    1,434
   Income taxes                                             988                      346
   Other                                                  1,808                    1,289
Deferred compensation - current portion (Note 4)            421                      456
                                                        -------                  -------
     TOTAL CURRENT LIABILITIES                           19,800                   17,823

LONG-TERM DEBT (Note 3)                                      -                       569
DEFERRED COMPENSATION (Note 4)                            2,228                    1,852
DEFERRED INCOME TAX LIABILITY (Note 8)                    2,064                    2,170
                                                        -------                  -------
     TOTAL LIABILITIES                                   24,092                   22,414

COMMITMENTS AND CONTINGENCIES (Notes 4,5 and 6)

STOCKHOLDERS' EQUITY (Note 7)
COMMON STOCK, par value $1 per share:

                               1996       1995
Authorized shares        20,000,000 20,000,000
Issued shares            14,564,103 14,416,104           14,564                   14,416
Outstanding shares       13,254,858 13,410,533

CAPITAL IN EXCESS OF PAR VALUE                            8,349                    8,248
RETAINED EARNINGS                                        24,033                   18,056
                                                        -------                  -------
                                                         46,946                   40,720
LESS TREASURY STOCK - 1,309,245 shares in
1996 and 1,005,571 shares in 1995, at cost               (6,758)                  (5,099)
                                                        -------                  -------
     Total stockholders' equity                          40,188                   35,621
                                                        -------                  -------
                                                        $64,280                  $58,035
                                                        =======                  =======

Ratio of current assets to current liabilities         1.9 to 1                 1.8 to 1

Ratio of cash, marketable securities and receivables
   to current liabilities                              1.2 to 1                 1.1 to 1

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------
                                                                 Year Ended
                                                    12-01-96      12-03-95       11-27-94
                                                  ----------     ----------     ----------
                                                  (52 weeks)     (53 weeks)     (52 weeks)
                                                               (in thousands)
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
   Cash received from customers                   $ 138,270      $ 122,918      $ 109,369
   Cash paid to suppliers and employees            (128,641)      (113,063)      (104,533)
   Income taxes paid, net of refunds                 (4,013)        (1,911)        (3,876)
   Interest paid                                       (343)          (388)          (208)
   Interest received                                    479            232            188
   Other receipts - net                               1,290            800          1,239
                                                  ---------      ---------      ---------
Net cash and cash equivalents provided by
   operating activities                               7,042          8,588          2,179
                                                  ---------      ---------      ---------

Cash flows from investing activities:
   Proceeds from sale of property and equipment          35          6,594              2
   Capital expenditures                              (3,856)       (10,686)        (4,961)
   Sale (acquisitions) of marketable securities          (3)           137            191
                                                  ---------      ---------      ---------

Net cash used in investing activities                (3,824)        (3,955)        (4,768)
                                                  ---------      ---------      ---------

Cash flows from financing activities:
   Net borrowings (payments) under line of credit     1,475           (601)         2,736
   Proceeds from issuance of long term debt              -             200            200
   Payments to reduce long-term debt                   (634)          (455)        (2,363)
   Proceeds from issuance of common stock               249            122          3,578
   Dividends paid                                    (1,075)        (1,090)          (798)
   Purchase of treasury stock                        (1,659)        (2,957)        (2,096)
                                                  ---------      ---------      ---------

Net cash provided by (used in) financing activiti    (1,644)        (4,781)         1,257

Net increase (decrease) in cash and cash equivale     1,574           (148)        (1,332)

Cash at beginning of year                               323            471          1,803
                                                  ---------      ---------      ---------

Cash at end of year                               $   1,897      $     323      $     471
                                                  =========      =========      =========


-------------------------------------------------------------------------------------------
RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Net earnings                                         $7,052         $7,207         $6,782
                                                  ---------      ---------      ---------
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation and amortization                      2,487          2,175          1,888
   Provision for deferred compensation                  767            634            554
   Payments made for deferred compensation             (426)          (449)        (1,730)
   Deferred income taxes                               (320)         2,150            404
   Provision for losses on accounts receivable          490            179             68
   Loss (gain) on disposition of assets (Note 6)        287         (5,253)            (2)
   Loss (gain) on sale of marketable securities          -              -             (18)
   Change in operating assets and liabilities:
      Decrease (increase) in accounts receivable     (4,453)        (2,021)        (1,832)
      Decrease (increase) in inventories                 63         (1,127)        (2,008)
      Decrease (increase) in prepaid expenses           594           (293)           (78)
      Decrease (increase) in cash value of
         life insurance                                (116)          (140)          (120)
      Decrease (increase) in other assets                15            320            135
      Increase (decrease) in accounts payable          (466)         4,080         (1,633)
      Increase (decrease) in accrued expenses         1,068          1,126           (231)
                                                  ---------      ---------      ---------

         Total adjustments                              (10)         1,381         (4,603)
                                                  ---------      ---------      ---------

Net cash provided by operating activities           $ 7,042        $ 8,588        $ 2,179
                                                  =========      =========      =========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------
                                                             Year Ended
                                                  12/1/96       12/3/95      11/27/94
                                                (52 weeks)     (53 weeks)   (52 weeks)
                                                ---------      ---------    ---------
                                               (in thousands, except per share amounts)

Net shipments (Note 9)                          $142,723      $124,939      $111,201
Cost of shipments                                105,130        94,443        82,514
                                                --------      --------      --------

   Gross profit                                   37,593        30,496        28,687
Selling and administrative expenses               27,345        24,365        19,229
Restructuring charge (Note 10)                        -            425            -
                                                --------      --------      --------
   Operating income                               10,248         5,706         9,458
Interest expense                                    (343)         (388)         (208)
Other income, net (Note 6)                         1,482         6,285         1,447
                                                --------      --------      --------
   Earnings before taxes                          11,387        11,603        10,697
Taxes on income                                    4,335         4,396         3,915
                                                --------      --------      --------

NET EARNINGS                                    $  7,052      $  7,207      $  6,782
                                                ========      ========      ========

NET EARNINGS PER SHARE - PRIMARY (Note 1)       $   0.53      $   0.53      $   0.47
                                                ========      ========      ========

  Weighted average shares outstanding -
  primary*                                        13,370        13,607        14,563
                                                ========      ========      ========

NET EARNINGS PER SHARE - FULLY DILUTED
(Note 1)                                        $   0.51      $   0.53      $   0.47
                                                ========      ========      ========
   Weighted average shares outstanding and
   share equivalents - fully diluted              13,803        13,607        14,563
                                                ========      ========      ========

See notes to consolidated financial statements

*Weighted average shares and per share amounts have been adjusted to give retroactive effect to a three-for-two stock split declared November 10, 1994.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                   Year Ended
                                              December 1, 1996, December 3, 1995 and November 27, 1994
                                                (in thousands, except share and per share amounts)

                                                      Common Stock                        Treasury Stock
                                         -------------------------------------     -----------------------------
                                                                   Capital in
                                             Shares    $1 Par    Excess of Par     Retained   Number of
                                             Issued     Value         Value        Earnings    Shares      Cost
                                             ------    ------    -------------     --------   --------    ------

Balance at November 28, 1993            $ 9,157,206     $ 9,157      $5,039        $10,723  $    9,258    $   46
   Acquisition of treasury stock                                                               242,904     2,096
   Cash dividends paid, $0.06 per
      share*                                                                          (798)
   Exercise of stock options                128,912         129         119
   Sale of common stock                     250,000         250       3,080
   Three-for-two stock split declared
      November 1994 (Note 7)              4,768,059       4,768                     (4,768)    126,081
                                        -----------     -------      ------        -------  ----------    ------
   Net earnings for the year ended
      November 27, 1994                                                              6,782
                                    -------------------------------------    ---------------------------------
Balance at November 27, 1994             14,304,177      14,304       8,238         11,939     378,243     2,142
   Acquisition of treasury stock                                                               627,328     2,957
   Cash dividends paid, $0.08 per share                                             (1,090)
   Exercise of stock options                111,927         112          10
   Net earnings for the year ended
      December 3, 1995                                                               7,207
                                        -----------     -------      ------        -------  ----------    ------
Balance at December 3, 1995              14,416,104      14,416       8,248         18,056   1,005,571     5,099
   Acquisition of treasury stock                                                               303,674     1,659
   Cash dividends paid, $0.08 per share                                             (1,075)
   Exercise of stock options                147,999         148         101
   Net earnings for the year ended
      December 1, 1996                                                               7,052
                                        -----------     -------      ------        -------  ----------    ------
Balance at December 1, 1996              14,564,103     $14,564      $8,349        $24,033   1,309,245    $6,758
                                        ===========    ========      ======        =======  ==========    ======

See notes to consolidated financial statements

*Per share amount has been adjusted to give retroactive effect to a three-for-two stock split declared November 10, 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business-The Company is primarily a manufacturer of upholstered household furniture, selling throughout the United States and in some international markets. Sales are recognized when products are shipped and invoiced to customers. Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with any individual customer except as described in Note 9.

Principles of Consolidation-The Consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated. Effective December 3, 1995, the Company's operating subsidiaries, Rowe Furniture Corporation - Virginia, Rowe Furniture Corporation - Missouri, Salem Frame Company, Inc. and Himmelberger-Harrison Company, Inc. were merged into one operating company, Rowe Manufacturing, Inc., a subsidiary of Rowe Furniture Corporation.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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

Fair Value of Financial Instruments- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

Income Taxes-Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes."

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

Advertising Costs - Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $2,876,000, $3,086,000 and $2,560,000 in 1996, 1995 and 1994, respectively.

Statement of Cash Flows-For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year-The Company's accounting fiscal year end is the Sunday of each year closest to November 30. The fiscal years ended December 1, 1996, December 3, 1995 and November 27, 1994 were comprised of 52, 53 and 52 weeks, respectively.


NOTE 2-SHORT-TERM BORROWINGS

The Company has unsecured short-term lines of credit of $13,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings in 1996, 1995 and 1994:


                                     1996         1995         1994
                                  -----------  -----------  -----------
Amount outstanding at year end    $3,610,000   $2,135,000   $2,736,000
Maximum amount outstanding at
  any month end                   $7,710,000   $4,685,000   $2,900,000
Average borrowings (based on
  weighted daily balances)        $4,256,000   $4,015,000   $1,110,000
Weighted average interest rate
  during the year                        6.5%         7.0%         5.5%
Weighted average interest rate
  at year end                            6.3%         6.5%         6.3%


NOTE 3-LONG TERM DEBT

Long-term debt consists of the following:


                              1996           1995
                             --------      --------

Industrial Revenue Bonds     $420,000    $  864,000
Other                               -       190,000
                             --------    ----------
                              420,000     1,054,000
Less current maturities       420,000       485,000
                             --------    ----------
Total long-term debt         $      -    $  569,000
                             ========    ==========

The industrial revenue bonds require principal payments of $420,000 in 1997. Interest rates are variable and range from 5.5% to 6.5%. Certain real properties and equipment with a net book value of approximately $1,600,000 are pledged as collateral.

NOTE 4-DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $488,000 in 1996, $402,000 in 1995 and $405,000 in 1994.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $174,000 in 1996, $150,000 for 1995 and $149,000 for 1994.

Effective December 1, 1994, the Company established a Cash-Or-Deferred Non-Qualified Executive Retirement Plan for certain officers and employees of the Company. The Plan enables participants to defer income on a pre-tax basis and is not funded. The charge to expense was $105,000 in 1996 and $82,000 in 1995.

NOTE 5- EMPLOYEE BENEFIT PLANS

The Company contributed $124,000 in 1996, $141,000 in 1995 and $154,000 in 1994
to the Merged 401(k) and Employee Stock Ownership Plan (401(k) Plan).

The Company made contributions to the Merged Thrift and Employee Stock Ownership Plan (Thrift Plan) in the amount of $208,000 in 1996, $213,000 in 1995 and $178,000 in 1994.

Substantially all employees are covered under the 401(k) Plan or the Thrift
Plan.

NOTE 6-COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, showroom and retail locations expiring at various dates through 2007 with certain renewal options. Rental payments charged to expense were $1,399,000 in 1996, $1,130,000 in 1995 and $920,000 in 1994.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,442,000 in 1996, $1,005,000 in 1995 and $1,470,000 in 1994 and is included in other income in the accompanying statements of income.

In February, 1995, the Company completed the sale of its 175,000 sq. ft. warehouse in Sylmar, California. The warehouse had been held by the Company as investment property. The after-tax gain was approximately $3.0 million, net of lost rents during the disposition period. In June of 1995, the Company purchased other rental income-producing property to permit a "tax-deferred" exchange with the proceeds realized from this transaction. Accordingly, deferred income taxes payable of $2.1 million were recorded as "Basis of investment property" (Note 8).

Minimum lease commitments at December 1, 1996 under long-term operating real estate leases are as follows:


                 Lease        Lease
                Expense     Receipts
              -----------  -----------

1997          $ 1,829,000   $1,265,000
1998            1,850,000    1,178,000
1999            1,766,000    1,136,000
2000            1,549,000    1,049,000
2001            1,324,000    1,003,000
Thereafter      4,508,000    2,933,000
              -----------   ----------
              $12,826,000   $8,564,000
              ===========   ==========

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 2 to 8 years. Current monthly expense is $190,000 plus a variable mileage charge.

Health Insurance Plan

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to $100,000 per family annually, and aggregate claims up to $4,300,000 in 1996 Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

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

NOTE 7-COMMON STOCK

The Board of Directors approved three-for-two stock splits as follows:


Date Approved           Record Date
-----------------    -----------------
December 16, 1993    January 3, 1994
November 10, 1994    November 21, 1994

All 1994 weighted average shares and per share amounts have been adjusted to give retroactive effect to the above listed stock splits. In addition, retained earnings were charged for the par value of the 4,768,059 shares issued.

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

The following is a summary of these plans:

                                                       Option Price
                                                       $ Per Share     Shares
                                                       ------------  ----------
At November 28, 1993                                    0.79- 3.07     744,637
Granted                                                 5.22-11.75     408,900
Expired or terminated                                         5.22      (3,384)
Exercised                                               0.83- 5.22    (193,368)
                                                                      --------

At November 27, 1994                                    0.79-11.75     956,785
Granted                                                 4.13- 5.00      59,500
Expired or terminated                                   1.11- 5.50     (19,960)
Exercised                                               0.79- 5.22    (111,927)
                                                                      --------

At December 3, 1995                                     0.79-11.75     884,398
Granted                                                 4.25- 7.63     390,200
Expired or terminated                                   5.00- 5.50     (42,375)
Exercised                                               0.79- 5.50    (147,999)
                                                                      --------

Outstanding and
exercisable at
December 1, 1996                                        0.79-11.75   1,084,224
                                                                     =========

Shares available for grant
at December 1, 1996                                                    434,025
                                                                     =========


NOTE 8-TAXES ON INCOME

Provisions for income taxes in the consolidated statements of income consisted of the following components:


                                            1996           1995         1994
                                          ----------     ----------   ----------
Current                                   $4,655,000     $2,246,000   $3,511,000
Deferred                                    (320,000)     2,150,000      404,000
                                          ----------     ----------   ----------

Total taxes on income                     $4,335,000     $4,396,000   $3,915,000
                                          ==========     ==========   ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effects on deferred taxes are as follows:


                                                           1996          1995
                                                          ------        ------
Bad debt reserve                                       $   111,000  $   110,000
Deferred compensation                                    1,138,000      900,000
Other                                                       87,000            -
                                                       -----------  -----------

Gross deferred tax assets                                1,336,000    1,010,000
                                                       -----------  -----------

Basis of investment property (Note 6)                    2,065,000    2,100,000
Depreciation                                               967,000      800,000
Prepaid expenses                                            84,000      210,000
                                                       -----------  -----------

Gross deferred tax liabilities                           3,116,000    3,110,000
                                                       -----------  -----------

Net deferred tax asset (liability)                     $(1,780,000) $(2,100,000)
                                                       ===========  ===========

Included in the balance sheet:
  Deferred income tax asset - current                  $   284,000  $    70,000
  Deferred income tax liabilities - non-current         (2,064,000)  (2,170,000)
                                                       -----------  -----------
  Net deferred tax asset (liability)                   $(1,780,000) $(2,100,000)
                                                       ===========  ===========

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                             1996         1995         1994
                                            -------     --------     --------
Income tax expense
 computed at the statutory rate          $3,885,000   $3,945,000   $3,635,000
State income taxes net of federal
 income tax benefit                         325,000      450,000      280,000
Life insurance transactions                 (26,000)     (45,000)     (35,000)
Other items, net                            151,000       46,000       35,000
                                         ----------   ----------   ----------

Total taxes on income                    $4,335,000   $4,396,000   $3,915,000
                                         ==========   ==========   ==========


NOTE 9-MAJOR CUSTOMER INFORMATION

 Shipments to one customer (Levitz Furniture, including Homemakers as of June, 1994), as a percent of net shipments, amounted to 17% in 1996, 16% in 1995 and 20% in 1994. Receivables from this customer as a percent of year-end receivables amounted to 22% in 1996 and 21% in 1995. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 35% in 1996, 32% in 1995 and 35% in 1994.

NOTE 10-RESTRUCTURING CHARGE

 In May, 1995, the Company accrued $425,000 in restructuring charges from a corporate reorganization of the manufacturing process. These costs consisted primarily of termination benefits for 21 administrative/manufacturing employees. A remaining liability of $131,000 was included in the accompanying consolidated balance sheet as of December 3, 1995 for payments made during fiscal year 1996.

NOTE 11-QUARTERLY FINANCIAL INFORMATION (UNAUDITED, $THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Quarter                                 First       Second       Third       Fourth
-------                                ------      --------     -------     --------
1996
Net shipments                         $34,793       $35,080     $34,768      $38,082
Gross profit                            7,558         8,806       9,692       11,537
Net earnings                              830         1,332       1,907        2,983
Net earnings per share - primary(1)      0.06          0.10        0.14         0.23
Net earnings per share - fully
diluted(1)                               0.06          0.10        0.14         0.22

1995
Net shipments                         $28,747       $30,353     $29,533      $36,306
Gross profit                            7,022         7,492       7,234        8,748
Net earnings                            4,135           609       1,014        1,449
Net earnings per share -
primary and fully diluted(1)(2)          0.30          0.05        0.07         0.11

(1) Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(2) The results of operations for the first quarter of 1995 includes an after-tax gain on sale of property of approximately $3.0 million (See Note 6). The second quarter of 1995 includes an after-tax restructuring charge of $265,000 (See Note 10).

NOTE 12-RECENT ACCOUNTING PRONOUNCEMENTS

In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement was adopted in 1996 and had no effect.

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

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Rowe Furniture Corporation is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with the generally accepted accounting principles and include amounts based on management's estimates and judgments.

Rowe Furniture Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are accurate, Company assets are safeguarded, and financial statements present fairly the consolidated financial position of the Company.

The Audit Committee of the Board of Directors, composed solely of outside directors, reviews the scope of audits and the findings of the independent certified public accountants. The auditors meet regularly with the Audit Committee to discuss audit and financial issues.

BDO Seidman, LLP, the Company's independent certified public accountants has audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.



Gerald M. Birnbach                              Arthur H. Dunkin
Chairman of the Board and President             Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Rowe Furniture Corporation
Salem, Virginia

We have audited the accompanying consolidated balance sheets of Rowe Furniture Corporation and subsidiaries as of December 1, 1996 and December 3, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rowe Furniture Corporation and subsidiaries at December 1, 1996 and December 3, 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 1, 1996 in conformity with generally accepted accounting principles.




High Point, North Carolina                           BDO SEIDMAN, LLP
January 8, 1997