Form 10-K405, Exhibit 13
period 1997-11-30
ROWE FURNITURE CORP
filed 1998-02-23
CIK 85417

                                   EXHIBIT 13

                        PORTIONS OF THE ANNUAL REPORT TO
                        STOCKHOLDERS FOR THE YEAR ENDED
                               NOVEMBER 30, 1997

--------------------------------------------------------------------------------
Financial Highlights
--------------------

(Fiscal Year Ended)                         11/30/97                     12/1/96

Net shipments                           $144,118,000                $142,723,000
Net earnings*                              6,286,000                   7,052,000
Net earnings per share - primary*               0.47                        0.53
Stockholders' equity                      39,442,000                  40,188,000
Book value per share                            3.14                        3.03
Dividends paid per share                        0.10                        0.08
Current ratio                               1.9 to 1                    1.9 to 1


* The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million or $0.20 per share primarily associated with the writeoff of a receivable from Levitz Furniture

Stock Price and Dividend Data
-----------------------------


                                                          Market Price                      Dividends
                          Quarter Ended                High           Low                Paid Per Share
1997                      March 2                      9 3/4         7 7/8                   $0.025
                          June 1                       8 7/8         7 1/4                    0.025
                          August 31                    8 15/16       7 1/8                    0.025
                          November 30                  8 3/16        6 1/8                    0.025
                                                                                              -----
                                                                                             $0.100
                                                                                              =====

1996                      March 3                      5 1/8         3 7/8                   $0.020
                          June 2                       5 5/8         4 1/8                    0.020
                          September 1                  5 7/8         4 3/4                    0.020
                          December 1                   9             5                        0.020
                                                                                              -----
                                                                                             $0.080
                                                                                              =====


The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On November 30, 1997, the Company had 1,100 stockholders of record.

--------------------------------------------------------------------------------
Description of Business
-----------------------

Founded in 1946, Rowe Furniture Corporation is a leading manufacturer of medium-priced, high-quality upholstered furniture. We make sofas, sleepers, chairs and other types of upholstered furniture at our facilities in Salem, Virginia and Poplar Bluff, Missouri. We offer scores of styles and hundreds of fabrics, and we price them to appeal to a broad cross-section of the market.

Annual Meeting
--------------

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, March 31, 1998 at the Roanoke Airport Marriott, Roanoke, Virginia. Copies of the Company's Annual Report to the SEC on Form 10-K will be available in early March. If you would like a copy without charge, please write A. H. Dunkin, Secretary-Treasurer 239 Rowan Street, Salem, Virginia 24153.

Management's Discussion And Analysis of Financial Condition And Results of Operations


RESULTS OF OPERATIONS

Year Ended November 30, 1997
Compared to Year Ended December 1, 1996

Net shipments in 1997 increased by $1,395,000, or 1.0%, to $144,118,000 from $142,723,000 in 1996. In the first half of 1997 compared to 1996, net shipments decreased 2% negatively impacted by the elimination of certain unprofitable product categories and a generally unfavorable business environment. This decrease was more than offset by a 4.0% increase in net shipments in the second half of the year, primarily from new product introductions, new dealers and overall improvement in business conditions.

Gross profit in 1997 increased by $1,361,000, or 3.6%, to $38,954,000 from $37,593,000 in 1996. As a percentage of shipments, gross profit in 1997 increased to 27.0% from 26.3% in 1996. Management believes that the percentage increase was due primarily to favorable product mix and improvements in manufacturing efficiencies.

Selling and administrative expenses in 1997 increased by $2,834,000, or 10.4%, to $30,179,000 from $27,345,000 in 1996. As a percentage of shipments, selling and administrative expenses in 1997 increased to 20.9% from 19.2% in 1996. The increase in selling and administrative expenses resulted primarily from the accounts receivable write-off of Levitz Furniture(approximately $3.9 million). Excluding this unusual charge, expenses as a percentage of shipments declined approximately 1%, primarily from a reduction in advertising and store opening expenses at the Company-owned retail operations.

Operating income in 1997 decreased by $1,473,000, or 14.4%, to $8,775,000 from $10,248,000 in 1996. The decrease in operating income was primarily attributable to the write-off of the Levitz Furniture receivable, offset by the improvement in gross profit and other reduced selling and administrative expenses.

Net interest expense in 1997 decreased by $64,000, or 18.7%, to $279,000 from $343,000 in 1996 The decrease in net interest expense resulted from the elimination of long-term debt and a decrease in short-term borrowings.

Other income in 1997 decreased by $92,000 to $1,390,000 from $1,482,000 in 1996.
The decrease in other income was due primarily to a vacancy in rental property located in Christiansburg, Virginia, partially offset by a gain from sale of rental property located in Leesburg, Florida.

Net earnings decreased by $766,000, or 10.9%, to $6,286,000 in 1997 from $7,052,000 in 1996. The decrease in net earnings was due primarily to the Levitz Furniture accounts receivable write-off, partially offset by an increase in gross profit percentage, lower other operating expenses and a reduction in the effective income tax rate.

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

Selling and administrative expenses in 1996 increased by $2,980,000, or 12.2%, to $27,345,000 from $24,365,000 in 1995. As a percentage of shipments, selling and administrative expenses in 1996 decreased to 19.2% from 19.5% in 1995. The aggregate increase in selling and administrative expenses resulted primarily from additional commissions, salaries and cost associated with the expansion of the Company-owned Rowe ShowPlace program.

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



                        LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and capital requirements with internally generated funds. Working capital needs along with capital expenditures and purchases under the Company's stock repurchase program necessitated use of short-term bank financing throughout most of 1997. The Company purchased $815,000 shares in 1997. In November, the Board of Directors authorized the purchase of up to 1 million additional shares. As of November 30, 1997, 950,000 shares remain eligible to be purchased under this authorization.

Net cash provided by operating activities was $11,207,000, $7,042,000 and $8,588,000 in 1997, 1996 and 1995, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts.

Capital expenditures were $3,261,000, $3,856,000 and $10,686,000 for 1997, 1996 and 1995, respectively. In fiscal 1995, capital expenditures were the result of reinvesting proceeds from the sale of rental property into other income-producing property with a cost of $6,883,000.

Financing activities utilized net cash of $9,331,000, $1,644,000 and $4,781,000 in 1997, 1996 and 1995, respectively. In fiscal year 1997, these activities primarily consisted of the repurchase of the Company's common stock, dividends paid to stockholders and a reduction in levels of short-term borrowings.

Management anticipates that the Company's capital expenditures for 1998 will approximate $7.5 million. These expenditures will primarily be used to purchase capital equipment at both wood and upholstery facilities for efficiency improvements and capacity expansions; including anticipated expenditures for The Wexford Collection, Inc., (see note 12 of Notes to Financial Statements) along with additions and upgrades to computerized systems and expansion of additional Company-owed retail locations.

The amount outstanding under the lines of credit was $1,731,000. As of November 30, 1997, the Company has a total of $35,000,000 available under existing lines of credit.

The Company believes that net cash provided by operating activities and available bank lines of credit will be sufficient to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 1998.

Consolidated Balance Sheets


                                                                              November 30,              December 1,
                                                                                      1997                     1996
                                                                                             ($ Thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                        $     850                $   1,897
Accounts receivable (net of allowance
   for losses of $316,000 in 1997 and $300,000 in 1996) (Note 8)                     20,789                   22,726
Inventories (Note 1)
   Finished goods                                                                    3,500                    3,037
   Work in process                                                                   2,822                    2,636
   Raw materials and supplies                                                        8,132                    6,710
                                                                                ----------               ----------
                                                                                    14,454                   12,383
Deferred income tax asset (Note 7)                                                     194                      284
Prepaid expenses                                                                       500                      492
                                                                                ----------               ----------
   Total current assets                                                             36,787                   37,782
                                                                                ----------               ----------

PROPERTY AND EQUIPMENT (Note 1)
Land                                                                                   249                      249
Buildings and leasehold improvements                                                17,071                   16,606
Machinery and equipment                                                             27,037                   24,522
                                                                                ----------               ----------
                                                                                    44,357                   41,377
Less accumulated depreciation                                                       29,504                   26,987
                                                                                ----------               ----------
   Net property and equipment                                                       14,853                   14,390
                                                                                ----------               ----------

OTHER ASSETS
Cash value of life insurance (Note 3)                                                3,638                    3,518
Investment property (net of accumulated
   depreciation of $1,902,000 in 1997 and
   $1,895,000 in 1996) (Note 5)                                                      8,209                    8,402
Miscellaneous                                                                          223                      188
                                                                                ----------               ----------
   Total other assets                                                               12,070                   12,108
                                                                                ----------               ----------
                                                                                $   63,710               $   64,280
                                                                                ==========               ==========
LIABILITIES

CURRENT LIABILITIES

Current maturities of long-term debt                                            $        -               $      420
Short-term bank borrowings (Note 2)                                                  1,731                    3,610
Accounts payable                                                                    13,538                   11,212
Accrued expenses:
   Compensation                                                                      1,019                    1,091
   Income taxes                                                                        857                      988
   Other                                                                             1,847                    1,808
Deferred compensation - current portion (Note 3)                                       391                      421
                                                                                ----------               ----------
     Total current liabilities                                                      19,383                   19,550

DEFERRED COMPENSATION (Note 3)                                                       2,961                    2,478
DEFERRED INCOME TAX LIABILITY (Note 7)                                               1,924                    2,064
                                                                                ----------               ----------
     Total liabilities                                                              24,268                   24,092
                                                                                ----------               ----------


COMMITMENTS AND CONTINGENCIES (Notes 3, 4, 5 and 12)

STOCKHOLDERS' EQUITY (Note 6)
COMMON STOCK, par value $1 per share:


                                               1997          1996
Authorized shares                        20,000,000    20,000,000
Issued shares                            14,667,783    14,564,103                   14,668                   14,564
Outstanding shares                       12,543,522    13,254,858

CAPITAL IN EXCESS OF PAR VALUE                                                       8,633                    8,349
RETAINED EARNINGS                                                                   29,011                   24,033
                                                                                ----------               ----------
                                                                                    52,312                   46,946
LESS TREASURY STOCK - 2,124,261 shares in
1997 and 1,309,245 shares in 1996, at cost                                         (12,870)                  (6,758)
                                                                                ----------               ----------

     Total stockholders' equity                                                     39,442                   40,188
                                                                                ----------               ----------
                                                                                $   63,710               $   64,280
                                                                                ==========               ==========

Ratio of current assets to current liabilities                                    1.9 to 1                 1.9 to 1

Ratio of cash and receivables
   to current liabilities                                                         1.1 to 1                 1.3 to 1


See notes to consolidated financial statements

Consolidated Statements Of Cash Flows
--------------------------------------------------------------------------------


                                                                                              Year Ended
                                                                               11-30-97         12-1-96           12-3-95
                                                                            ------------------------------------------------
                                                                              (52 weeks)       (52 weeks)        (53 weeks)
                                                                                             (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
   Cash received from customers                                                $142,136         $138,270          $122,918
   Cash paid to suppliers and employees                                        (128,135)        (128,641)         (113,063)
   Income taxes paid, net of refunds                                             (3,781)          (4,013)           (1,911)
   Interest paid                                                                   (279)            (343)             (388)
   Interest received                                                                306              479               232
   Other receipts - net                                                             960            1,290               800
                                                                              ---------        ---------         ---------

Net cash and cash equivalents provided by
   operating activities                                                          11,207            7,042             8,588
                                                                              ---------        ---------         ---------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                                     338               35             6,594
   Capital expenditures                                                          (3,261)          (3,856)          (10,686)
   Sale (acquisitions) of marketable securities                                      -                (3)              137
                                                                              ---------        ---------         ---------

Net cash used in investing activities                                            (2,923)          (3,824)           (3,955)
                                                                              ---------        ---------         ---------

Cash flows from financing activities:
   Net borrowings (payments) under line of credit                                (1,879)           1,475              (601)
   Proceeds from issuance of long-term debt                                           -                -               200
   Payments to reduce long-term debt                                               (420)            (634)             (455)
   Proceeds from issuance of common stock                                           388              249               122
   Dividends paid                                                                (1,308)          (1,075)           (1,090)
   Purchase of treasury stock                                                    (6,112)          (1,659)           (2,957)
                                                                              ---------        ---------         ---------

Net cash used in financing activities                                            (9,331)          (1,644)           (4,781)
                                                                              ---------        ---------         ---------

Net increase (decrease) in cash and cash equivalents                             (1,047)           1,574              (148)

Cash at beginning of year                                                         1,897              323               471
                                                                              ---------        ---------         ---------

Cash at end of year                                                            $    850         $  1,897          $    323
                                                                              =========        =========         =========


Reconciliation Of Net Earnings To Net Cash
Provided By Operating Activities:

Net earnings                                                         $   6,286         $  7,052          $ 7,207
                                                                     ---------         --------          -------
Adjustments to reconcile net earnings to net cash
provided by operating activities:
   Depreciation and amortization                                         2,777            2,487            2,175
   Provision for deferred compensation                                     979            1,017              634
   Payments made for deferred compensation                                (526)            (426)            (449)
   Deferred income taxes                                                   (50)            (320)           2,150
   Provision for losses on accounts receivable                           3,919              490              179
   Loss (gain) on disposition of assets (Note 5)                          (124)             287           (5,253)
   Change in operating assets and liabilities:
      Decrease (increase) in accounts receivable                        (1,982)          (4,453)          (2,021)
      Decrease (increase) in inventories                                (2,071)              63           (1,127)
      Decrease (increase) in prepaid expenses                               (8)             594             (293)
      Decrease (increase) in cash value of
         life insurance                                                   (120)            (116)            (140)
      Decrease (increase) in other assets                                  (35)              15              320
      Increase (decrease) in accounts payable                            2,326             (466)           4,080
      Increase (decrease) in accrued expenses                             (164)             818            1,126
                                                                     ---------         --------          -------

         Total adjustments                                               4,921              (10)           1,381
                                                                     ---------         --------          -------

Net cash provided by operating activities                            $  11,207         $  7,042          $ 8,588
                                                                     =========         ========          =======

See notes to consolidated financial statements

Consolidated Statements Of Income

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                                                               Year Ended
                                                                                11/30/97          12/1/96         12/3/95
                                                                              (52 weeks)       (52 weeks)       (53 weeks)
                                                                                (in thousands, except per share amounts)
Net shipments (Note 8)                                                         $144,118         $ 142,723        $124,939
Cost of shipments                                                               105,164           105,130          94,443
                                                                               --------         ---------        --------
   Gross profit                                                                  38,954            37,593          30,496
Selling and administrative expenses (Note 8)                                     30,179            27,345          24,365
Restructuring charge (Note 9)                                                        -                 -              425
                                                                               --------         ---------        --------
   Operating income                                                               8,775            10,248           5,706
Interest expense                                                                   (279)             (343)           (388)
Other income, net (Note 5)                                                        1,390             1,482           6,285
                                                                               --------         ---------        --------
   Earnings before taxes                                                          9,886            11,387          11,603
Taxes on income (Note 7)                                                          3,600             4,335           4,396
                                                                               --------         ---------        --------

Net Earnings                                                                   $  6,286         $   7,052        $  7,207
                                                                               ========         =========        ========

Net Earnings Per Share - Primary (Notes 1 and 11)                              $   0.47         $    0.53        $   0.53
                                                                               ========         =========        ========

  Weighted average shares outstanding and share
  equivalents - primary                                                          13,333            13,370          13,607
                                                                               ========         =========        ========

Net Earnings Per Share - Fully Diluted (Notes 1 and 11)                        $   0.47         $    0.51        $   0.53
                                                                               ========         =========        ========

   Weighted average shares outstanding and share
   equivalents - fully diluted                                                   13,333            13,803          13,607
                                                                               ========         =========        ========

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity
                                                                      Year Ended
                        November 30, 1997, December 1, 1996 and December 3, 1995
                              (in thousands, except share and per share amounts)


                                                                     Common Stock
                                                 -----------------------------------------------------
                                                                                         Capital in
                                                      Shares              $1 Par          Excess of
                                                      Issued              Value           Par Value
                                                 -----------------------------------------------------
Balance at November 27, 1994                        14,304,177         $ 14,304             $ 8,238
   Acquisition of treasury stock
   Cash dividends paid, $0.08 per share
   Exercise of stock options                           111,927              112                  10
   Net earnings for the year ended
      December 3, 1995
                                                 --------------   --------------      --------------
Balance at December 3, 1995                         14,416,104           14,416               8,248
   Acquisition of treasury stock
   Cash dividends paid, $0.08 per share
   Exercise of stock options                           147,999              148                 101
   Net earnings for the year ended
      December 1, 1996
                                                 --------------   --------------      --------------
Balance at December 1, 1996                         14,564,103           14,564               8,349
   Acquisition of treasury stock
   Cash dividends paid, $0.10 per share
   Exercise of stock options                           103,680              104                 284
   Net earnings for the year ended
      November 30, 1997
                                                 --------------   --------------      --------------
Balance at November 30, 1997                        14,667,783         $ 14,668             $ 8,633
                                                 ==============   ==============      ==============


                                                                              Treasury Stock
                                                                       -----------------------------

                                                      Retained         Number of
                                                      Earnings           Shares               Cost
                                                   -------------       -----------------------------
Balance at November 27, 1994                          $ 11,939          378,243            $  2,142
   Acquisition of treasury stock                                        627,328               2,957
   Cash dividends paid, $0.08 per share                 (1,090)
   Exercise of stock options
   Net earnings for the year ended
      December 3, 1995                                   7,207
                                                 --------------   --------------      --------------
Balance at December 3, 1995                             18,056        1,005,571               5,099
   Acquisition of treasury stock                                        303,674               1,659
   Cash dividends paid, $0.08 per share                 (1,075)
   Exercise of stock options
   Net earnings for the year ended
      December 1, 1996                                   7,052
                                                 --------------   --------------      --------------
Balance at December 1, 1996                             24,033        1,309,245               6,758
   Acquisition of treasury stock                                        815,016               6,112
   Cash dividends paid, $0.10 per share                 (1,308)
   Exercise of stock options
   Net earnings for the year ended
      November 30, 1997                                  6,286
                                                 --------------   --------------      --------------
Balance at November 30, 1997                          $ 29,011        2,124,261            $ 12,870
                                                 ==============   ==============      ==============


See notes to consolidated financial statements

Five Year Summary


                                                     1997               1996             1995              1994             1993
                                                (52 weeks)        (52 weeks)        (53 weeks)       (52 weeks)        (52 weeks)
                                                                  (in thousands, except per share amounts)
Net shipments                                    $144,118          $ 142,723         $124,939          $111,201         $ 88,961
Gross profit                                       38,954             37,593           30,496            28,687           22,401
Operating income                                    8,775             10,248            5,706             9,458            6,098
Net earnings (1)(2)                               $ 6,286            $ 7,052          $ 7,207           $ 6,782          $ 5,090


Working capital                                  $ 17,404           $ 18,232         $ 14,907          $ 16,605         $ 14,112
Total assets                                       63,710             64,280           58,035            48,098           43,185
Long-term debt                                          -                  -              569               864            2,712
Stockholders' equity                             $ 39,442           $ 40,188         $ 35,621          $ 32,339         $ 24,873


Net earnings per share - primary (1)(2)            $ 0.47             $ 0.53           $ 0.53            $ 0.47           $ 0.37
Weighted average shares outstanding and
  share equivalents - primary                      13,333             13,370           13,607            14,563           13,689
Net earnings per share - fully diluted (1)(2)      $ 0.47             $ 0.51           $ 0.53            $ 0.47           $ 0.36
Weighted average shares outstanding and
  share equivalents - fully diluted                13,333             13,803           13,607            14,563           14,197
Cash dividends paid per share                      $ 0.10             $ 0.08           $ 0.08            $ 0.06           $ 0.04

Weighted average shares and per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared December 8, 1992, September 9, 1993, December 16, 1993 and November 10, 1994.

(1) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.20, per share primarily associated with the writeoff of a receivable from Levitz Furniture.

(2) The results of operations for 1995 include an after-tax gain on the sale of property of approximately $3.0 million, or $0.22 per share and an after-tax restructuring charge of $265,000, or $0.02 per share.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business-The Company is primarily a manufacturer of upholstered household furniture, selling throughout the United States and in some international markets. Sales are recognized when products are shipped and invoiced to customers. Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with any individual customer except as described in Note 8.

Principles of Consolidation-The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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

Long-Lived Assets-Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." No impairment losses have been necessary through November 30, 1997.

Fair Value of Financial Instruments-Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

Advertising Costs - Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $3,638,000, $4,105,000 and $3,861,000 in 1997, 1996 and 1995, respectively.

Income Taxes-Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes."

Earnings Per Share-The computations of primary earnings per share are based on the weighted average number of common shares outstanding during the period plus, in periods in which they have a dilutive effect, the effect of common shares contingently issuable from stock options. The fully diluted per share computations reflect additional dilution related to the stock options due to the use of the market price at the end of each period, when higher than the average price for such period (See Note 11).

Statement of Cash Flows-For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year-The Company's accounting fiscal year end is the Sunday of each year closest to November 30. The fiscal years ended November 30, 1997, December 1, 1996 and December 3, 1995, were comprised of 52, 52 and 53 weeks, respectively.

Reclassifications-Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 2-SHORT-TERM BORROWINGS

The Company has unsecured short-term lines of credit of $35,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings in 1997, 1996 and 1995:


                                                                  1997               1996              1995
                                                                  ----               ----              ----
Amount outstanding at year end                              $1,731,000         $3,610,000        $2,135,000
Maximum amount outstanding at
  any month end                                             $5,394,000         $7,710,000        $4,685,000
Average borrowings (based on
  weighted daily balances)                                  $3,840,000         $4,256,000        $4,015,000
Weighted average interest rate
  during the year                                                 6.2%               6.5%              7.0%
Weighted average interest rate
  at year end                                                     6.4%               6.3%              6.5%


NOTE 3-DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $457,000 in 1997, $488,000 in 1996 and $402,000 in 1995.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $107,000 in 1997, $174,000 in 1996 and $150,000 in 1995.

The Company has a Cash-Or-Deferred Non-Qualified Executive Retirement Plan for certain executive officers of the Company. The Plan enables participants to defer income on a pre-tax basis and is not funded. The Company matches a portion of the deferral for participants. The charges to expense were $132,000 in 1997, $105,000 in 1996 and $82,000 in 1995.

NOTE 4-EMPLOYEE BENEFIT PLANS

The Company contributed $158,000 in 1997, $124,000 in 1996 and $141,000 in 1995
to the Merged 401(k) and Employee Stock Ownership Plan (401(k) Plan).

The Company made contributions to the Merged Thrift and Employee Stock Ownership Plan (Thrift Plan) in the amount of $259,000 in 1997, $208,000 in 1996 and $213,000 in 1995.

Substantially all employees are covered under the 401(k) Plan or the Thrift
Plan.

NOTE 5-COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, showroom and retail locations expiring at various dates through 2007 with certain renewal options. Rental payments charged to expense were $1,762,000 in 1997, $1,399,000 in 1996 and $1,130,000 in 1995.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,399,000 in 1997, $1,442,000 in 1996 and $1,005,000 in 1995 and is included in other income in the accompanying statements of income.

In February, 1995, the Company completed the sale of its 175,000 sq. ft. warehouse in Sylmar, California. The warehouse had been held by the Company as investment property. The after-tax gain was approximately $3.0 million, net of lost rents during the disposition period. In June of 1995, the Company purchased other rental income-producing property to permit a "tax-deferred" exchange with the proceeds realized from this transaction. Accordingly, deferred income taxes payable were recorded as "Basis of investment property" (Note 7).

Minimum lease commitments at November 30, 1997 under long-term operating real estate leases are as follows:

                                    Lease                               Lease
                                  Expense                            Receipts
                                  -------                            --------

1998                          $ 1,824,000                         $ 1,412,000
1999                            1,833,000                           1,438,000
2000                            1,206,000                           1,366,000
2001                            1,038,000                           1,260,000
2002                              923,000                           1,224,000
Thereafter                      3,276,000                           2,770,000
                               ----------                           ---------
                              $10,100,000                          $9,470,000
                              ===========                          ==========


In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 1 to 7 years. Current monthly expense is $220,000 plus a variable mileage charge.

Health Insurance Plan

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to $100,000 per family annually, and aggregate claims up to $4,300,000 in 1997. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

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

NOTE 6 -COMMON STOCK

At November 30, 1997, the Company had two stock option plans, which are described below. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related Interpretation in accounting for the Plan. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized.

Under the 1993 incentive stock option plan, 1,468,125 shares of unissued common stock or treasury stock have been made available for grants. These options are exercisable for a term of from five to ten years from the date of grant and have been adjusted for stock splits.

Under the 1983 incentive stock option plan (as amended), 2,847,655 shares of unissued common stock or treasury stock were available for grants. These options are exercisable for a term of five to ten years from the date of grant. The options were granted at market value on the date of grant and have been adjusted for stock splits. Effective January 28, 1993, no further options may be granted under this plan.

FASB Statement 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FASB Statement 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively; dividend yield of one percent for all years; expected volatility of 32.7, 33.7 and 32.2 percent; risk-free interest rates of 6% for all options; and expected lives of 4 and 8 years.

Under the accounting provisions of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                               1997                 1996                 1995
                                               ----                 ----                 ----
Net Income
  As reported                                  $6,286,000           $7,052,000           $7,207,000
  Pro forma                                    $6,209,000           $6,239,000           $7,123,000

Primary earnings per share
  As reported                                  $0.47                $0.53                $0.53
  Pro forma                                    $0.47                $0.47                $0.52

Fully diluted earnings per share
  As reported                                  $0.47                $0.51                $0.53
  Pro forma                                    $0.47                $0.45                $0.52


A summary of the status of the Company's two fixed stock option plans as of the balance sheet date and changes during the years ending on those dates,is presented below:


                                   November 30, 1997          December 1, 1996              December 3, 1995
                                   -----------------          ----------------              ----------------
                                           Weighted                  Weighted                      Weighted
                                            Average                   Average                       Average
                                           Exercise                  Exercise                      Exercise
                           Shares             Price      Shares         Price      Shares             Price
                        ------------------------------------------------------------------------------------
Outstanding at
beginning of
year                    1,084,224             $4.89      884,398        $3.76      956,785            $3.43
Granted                    33,500              8.81      390,200         6.28       59,500             4.52
Exercised                (103,680)             3.74     (147,999)        1.68     (111,927)            1.09
Forfeited                 (18,750)             4.16      (42,375)        5.28      (19,960)            5.16
                      -----------                    -----------               -----------

Outstanding and
Exercisable
at end of year            995,294             $5.16    1,084,224        $4.89      884,398            $3.76
                      ===========                    ===========               ===========


Weighted-
average fair value
of options granted
during the year             $3.30                          $3.65                     $2.08
---------------------------------------------------------------------------------------------------------------


The following table summarizes information about fixed stock options outstanding at November 30, 1997:

                            Options Outstanding                                   Options Exercisable
------------------------------------------------------------------------------------------------------------

                                   Number          Weighted                            Number
                              Outstanding           Average        Weighted       Exercisable      Weighted
           Range of                    at         Remaining         Average                at       Average
           Exercise          November 30,       Contractual        Exercise          November      Exercise
             Prices                  1997              Life           Price          30, 1997         Price
------------------------------------------------------------------------------------------------------------
      $0.79 - $1.11               118,957                 4           $1.03           118,957         $1.03
      2.70 -   3.07               154,310                 5            2.89           154,310          2.89
      4.13 -   5.50               459,927                 6            5.13           459,927          5.13
      7.63 -   8.88               221,600                 8            7.80           221,600          7.80
              11.75                40,500                 6           11.75            40,500         11.75

NOTE 7-TAXES ON INCOME

Provisions for income taxes in the consolidated statements of income consisted of the following components:

                                       1997             1996              1995
                                       ----             ----              ----
Current                          $3,650,000       $4,655,000        $2,246,000
Deferred                            (50,000)        (320,000)        2,150,000
                                 ----------       ----------        ----------

Total taxes on income            $3,600,000       $4,335,000        $4,396,000
                                 ==========       ==========        ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effects on deferred taxes are as follows:

                                                    1997                   1996
                                                    ----                   ----
Bad debt reserve                            $    111,000           $    111,000
Deferred compensation                          1,304,000              1,138,000
Other                                             13,000                 87,000
                                            --------------         ------------

Gross deferred tax assets                      1,428,000              1,336,000
                                            ------------           ------------


Basis of investment property (Note 5)          2,027,000              2,065,000
Depreciation                                   1,056,000                967,000
Prepaid expenses                                  75,000                 84,000
                                             -------------          -----------

Gross deferred tax liabilities                 3,158,000              3,116,000
                                             ------------           ------------

Net deferred tax liability                   $(1,730,000)           $(1,780,000)
                                             ============           ============

Included in the balance sheet:
  Deferred income tax - current              $   194,000           $    284,000
  Deferred income tax liabilities -
    non-current                               (1,924,000)            (2,064,000)
                                              -----------            -----------
  Net deferred tax liability                 $(1,730,000)           $(1,780,000)
                                             ============           ============


The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                             1997           1996           1995
                                             ----           ----           ----
Income tax expense
  computed at the statutory rate       $3,360,000     $3,885,000     $3,945,000
State income taxes, net of federal
  income tax benefit                      304,000        325,000        450,000
Life insurance transactions               (40,000)       (26,000)       (45,000)
Other items, net                          (24,000)       151,000         46,000
                                       -----------    ----------     ----------

Total taxes on income                  $3,600,000     $4,335,000     $4,396,000
                                       ==========     ==========     ==========


NOTE 8-MAJOR CUSTOMER INFORMATION

Shipments to one customer (Levitz Furniture) as a percent of net shipments, amounted to 16% in 1997, 17% in 1996 and 16% in 1995. Receivables from this customer as a percent of year-end receivables amounted to 14% in 1997 and 22% in 1996. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 34% in 1997, 35% in 1996 and 32% in 1995.

Levitz Furniture (Levitz), a major customer of the Company, filed a voluntary petition for protection under Chapter XI of the federal bankruptcy code on September 5, 1997. Although there may be some chance of recovery of a portion of the receivable, the Company wrote off the balance of its receivable from Levitz in full ($3.9 million) as of the bankruptcy date due to the uncertainty of future recoveries, if any.

Levitz has received debtor-in-possession financing commitments. Accordingly, the Company has resumed shipments to Levitz.


NOTE 9-RESTRUCTURING CHARGE

In May, 1995, the Company accrued $425,000 in restructuring charges from a corporate reorganization of the manufacturing process. These costs consisted primarily of termination benefits for 21 administrative/manufacturing employees.

NOTE 10-QUARTERLY FINANCIAL INFORMATION (Unaudited, $thousands, except per share amounts)

Quarter                                  First     Second      Third     Fourth
-------                                  -----     ------      -----     ------

1997
Net shipments                          $35,416    $32,912    $34,335    $41,455
Gross profit                             9,793      8,680      9,048     11,433
Net earnings (loss)(2)                   2,110      1,693      (904)      3,387
Net earnings (loss) per share -
  primary and fully diluted (1)(2)        0.15       0.13     (0.07)       0.26

1996
Net shipments                          $34,793    $35,080    $34,768    $38,082
Gross profit                             7,558      8,806      9,692     11,537
Net earnings                               830      1,332      1,907      2,983
Net earnings per share -
  primary (1)                             0.06       0.10       0.14       0.23
Net earnings per share - fully
  diluted (1)                             0.06       0.10       0.14       0.22

(1) Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(2) Earnings for the third quarter of 1997 include the effects of unusual charges of $2.7 million, after tax, relating primarily to the write-off of the Levitz Furniture receivable, (see Note 8).

NOTE 11-RECENT ACCOUNTING PRONOUNCEMENTS

In February, 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share", which established new standards for computations of earnings per share. Statement No. 128 will be effective for periods ending after December 15, 1997 and will require presentation of: (1) "Basic Earnings per Share", computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period and (2) "Diluted Earnings per Share", which gives effect to all dilutive potential common shares that were outstanding during the period, by increasing the denominator to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Had SFAS 128 been effective for the years ended 1997 and 1996, basic and diluted earnings per share would have been as follows:

                                        1997          1996
                                        ----          ----
Basic earnings per share               $0.49         $0.53
Diluted earnings per share             $0.47         $0.51


NOTE 12-SUBSEQUENT EVENT

On January 1, 1998, the Company acquired, through its newly created subsidiary, The Wexford Collection, Inc., the assets and assumed certain liabilities of J & M Designs, Ltd. - Carson, California, a manufacturer of solid wood reproductions. The purchase price will be paid in cash and contingent payments based on future earnings. Current lines of credit will be used to fund the operating and capital requirements of this new entity.

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

BDO Seidman, LLP, the Company's independent certified public accountants, has audited the financial statements prepared by management. Their opinion on the financial statements is presented as follows.

Gerald M. Birnbach                                      Arthur H. Dunkin
Chairman of the Board and President                     Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Rowe Furniture Corporation
Salem, Virginia

We have audited the accompanying consolidated balance sheets of Rowe Furniture Corporation and subsidiaries as of November 30, 1997 and December 1, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rowe Furniture Corporation and subsidiaries at November 30, 1997 and December 1, 1996 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP
High Point, North Carolina
December 22, 1997, except for Note 12, which is as of January 2, 1998.

------------------------------------------------------------------------------------------------------------------------------------

CORPORATE OFFICERS                                 DIRECTORS
Gerald M. Birnbach                                 Gerald M. Birnbach                          Keith J. Rowe
Chairman of the Board and  President               Chairman of the Board and President         Private Investor

Arthur H. Dunkin                                   Richard E. Cheney                           Sidney J. Silver
Secretary-Treasurer                                Former Chairman Emeritus of the             Partner - Silver, Freedman &
                                                   Board of Hill and Knowlton, Inc.            Taff, LLP
Harvey I. Ptashek
Senior Vice President                              Arthur H. Dunkin                            Allan Tofias
                                                   Secretary-Treasurer                         Former Managing Partner  -
                                                                                               Tofias, Fleishman, Shaprio &
                                                   Harvey I. Ptashek                           Company, P.C.
                                                   Senior Vice President
                                                                                               Gerald O. Woodlief
                                                   Charles T. Rosen                            Retired - Senior Vice President
                                                   Vice President - Luth Research, Inc.

------------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARY OFFICERS:
ROWE INDUSTRIES, INC.

Wildon H. Adkins, Jr.                              John R. Clark                               D. Wayne Owens
Vice President - Upholstery Design                 Assistant Vice President -                  Assistant Vice President -
                                                   Human Resources                             Safety
Garry W. Angle
Assistant Treasurer                                Timothy J. Fortune                          Bruce A. Rotramel
                                                   Vice President - Human Resources            Assistant Secretary
Kenneth E. Bentz
Vice President                                     Jack G. Heaton                              J. Steve Shelor
                                                   Vice President                              Vice President
Barry A. Birnbach
Vice President - Special Account Sales             Corey J. Keifetz                            Richard W. Sorensen
                                                   Vice President                              Vice President
Bruce M. Birnbach
Vice President - Merchandising -                   Mark S. Moseley
                                                   Vice President - Marketing


ROWE SHOWPLACE, INC                                THE WEXFORD COLLECTION, INC.

Robert M. O'Malley                                 Mary Beck
Executive Vice President                           President

------------------------------------------------------------------------------------------------------------------------------------


                                    ADDRESSES

CORPORATE HEADQUARTERS             SHOWROOM                            TRANSFER AND DIVIDEND
1650 Tysons Boulevard, Suite 710   High Point, North Carolina          DISBURSING AGENT
McLean, Virginia  22102                                                Wachovia Bank of North
703-847-8670                                                           Carolina, N.A.
                                   GENERAL COUNSEL                     Winston-Salem, NC  27102
UPHOLSTERY MANUFACTURING PLANTS    Silver, Freedman & Taff, LLP        800-633-4236
Poplar Bluff, Missouri             Washington, D.C.  20005
Salem, Virginia
                                   AUDITORS                            DIVIDEND REINVESTMENT
WOODWORKING PLANTS                 BDO Seidman, LLP                    AND STOCK PURCHASE PLAN
Morehouse, Missouri                High Point, North Carolina  27260   Wachovia Shareholder Services
Salem, Virginia                                                        P. O. Box 8218
                                                                       Boston, Massachusetts  02266
The Wexford Collection, Inc.                                           800-633-4236
Carson, California