Form 10-K405, Exhibit 13
period 1998-11-29
ROWE FURNITURE CORP
filed 1999-02-25
CIK 85417

                                                                      EXHIBIT 13


--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------
(in thousands, except per share amounts)
--------------------------------------------------------------------------------

(Fiscal Year Ended)                            11/29/98(1)          11/30/97
Net shipments                                  $ 193,400            $ 144,118
Net earnings(2)(3)                             $  11,200            $   6,286
Net earnings per common share  basic           $    0.90            $    0.49
Stockholders' equity                           $  45,236            $  39,442
Book value per share                           $    3.69            $    3.14
Dividends paid per share                       $    0.12            $    0.10
Current ratio                                   2.2 to 1             1.9 to 1

(1) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998
(2) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.20 per share, primarily associated with the write-off of a receivable from Levitz Furniture.
(3) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.

--------------------------------------------------------------------------------

ROWE FURNITURE

Founded in 1946, Rowe Furniture Corporation is a leading manufacturer of medium-priced high quality upholstered furniture. We make sofas, loveseats, chairs and other seating pieces in our production facilities in Salem, Virginia and Poplar Bluff, Missouri. We offer dozens of furniture styles and hundreds of fabric choices. We are suppliers to a broad cross-section of the market.

We sell our products to more than 1,000 national, regional and local retailers. More than 100 stores have dedicated Rowe Furniture Galleries. In addition we export our products to Canada, South America, Europe, the Middle East, Asia and Australia. Our growth continues to outpace the industry.


ABOUT THE COVER

On the cover: Gerald "Jerry" M. Birnbach, Rowe Chairman and President with Lulu, the lead spokesbulldog for The Mitchell Gold Co. "Our acquisition of Mitchell Gold is indicative of our commitment to capitalize on the opportunities presented by the non-traditional specialty home furnishings retailers in the marketplace. Mitchell Gold delivers the product, service, consumer and corporate culture these merchants want. Bringing this company into our family is one of the most exciting and dramatic changes in our 52 years in business," GMB.


ANNUAL MEETING
--------------

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, March 30, 1999 at the Ritz Carlton 1700 Tysons Blvd. McLean, Virginia. Copies of the Company's Annual Report to the SEC on Form 10-K will be available in early March. If you would like a copy without charge, please write A. H. Dunkin, Secretary-Treasurer 1650 Tysons Boulevard Suite 710 McLean, Virginia 22102.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Year Ended November 29, 1998
Compared to Year Ended November 30, 1997

Net shipments in 1998 increased by $49,282,000, or 34.2%, to $193,400,000 from
$144,118,000 in 1997. Management believes that shipments increased primarily from the addition of new dealers, increased purchases by existing customers and favorable product mix. Included in net shipments were eleven months and one month of operations at newly acquired subsidiaries, The Wexford Collection, Inc. (" Wexford") and The Mitchell Gold Co. ("Mitchell Gold"), respectively (see Note
2). Excluding these new subsidiaries, net shipments in 1998 increased more than 23% versus 1997.

In 1999, the Company expects shipments to its largest customer to be considerably less due to an announcement from Levitz Furniture that approximately 25 of their retail locations will be closed. Management believes that this reduction in shipments will be more than offset by increases from existing customers such as Sears Homelife, the addition of new customers such as Storehouse, Inc., and increased sales at Company-owned Home Elements stores. In addition, shipments should also increase due to a full year of shipments for Mitchell Gold.

Gross profit in 1998 increased by $12,668,000 or 32.5%, to $51,622,000 from $38,954,000 in 1997. As a percentage of shipments, gross profit in 1998 decreased to 26.7% from 27.0% in 1997. Management believes that the percentage decrease was due primarily to costs associated with a wage increase and additional overtime and training requirements at Rowe and lower margins at Wexford. Gross profit, as a percent of shipments in 1999, is not expected to be impacted significantly due to the acquisition of Mitchell Gold or changes in customers, but should increase because of higher volume, improved product mix, improved manufacturing efficiencies and increased sales at Company-owned Home Elements stores.

Selling and administrative expenses in 1998 increased by $3,662,000, or 12.1%, to $33,841,000 from $30,179,000 in 1997. The increase in selling and administrative expenses was primarily from higher direct selling expenses and salaries. As a percentage of shipments, selling and administrative expenses in 1998 decreased to 17.5% from 20.9% in 1997. The percentage decrease in selling and administrative expenses in 1998 resulted primarily from a gain on the sale of Levitz Furniture receivable previously written off ($3.9 million) in August 1997. This recovery in 1998, partially offset by an increase in the reserve for bad debts and other unusual charges, reduced expenses by $750,000, pre-tax (see
Note 12). Selling and administrative expenses, as a percent of shipments in 1999, are expected to increase due to amortization of goodwill as a result of the acquisition of Mitchell Gold (expected to be approximately $400,000), and because of the reduction in 1998 expense from the gain on the Levitz receivable.

Operating income in 1998 increased by $9,006,000, or 102.6%, to $17,781,000 from $8,775,000 in 1997. The increase related to higher shipments and gross profit partially offset by increased selling and administrative expenses, net of the Levitz recovery and other items. The previous year's operating income included the Levitz Furniture receivable write-off of approximately $3,900,000.

Interest expense in 1998 increased by $415,000, or 148.7%, to $694,000 from $279,000 in 1997. The increase in interest expense resulted from additional short-term borrowings primarily associated with working capital requirements for Wexford, capital expenditures and purchases of treasury stock. Interest expense in 1999 is expected to increase approximately $1.3 million due to the additional borrowing levels primarily resulting from the acquisition of Mitchell Gold.

Other income in 1998 decreased by $347,000 to $1,043,000 from $1,390,000 in 1997 primarily from a write-down of investment property of approximately $288,000, pre-tax, to reflect estimated values (see Note 1).

Net earnings increased by $4,914,000, or 78.2%, to $11,200,000 in 1998 from $6,286,000 in 1997. Included in net earnings in 1998 is approximately $0.02 per share after-tax gain on sale of a Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges. Net earnings in 1997 were impacted by $0.20 per share due to the write-off of the Levitz receivable.

Year Ended November 30, 1997
Compared to Year Ended December 1, 1996

Net shipments in 1997 increased by $1,395,000, or 1.0%, to $144,118,000 from $142,723,000 in 1996. In the first half of 1997 compared to 1996, net shipments decreased 2%, negatively impacted by the elimination of certain unprofitable product categories and a generally unfavorable business environment. This decrease was more than offset by a 4.0% increase in net shipments in the second half of the year, primarily from new product introductions, new dealers and overall improvement in business conditions.

Gross profit in 1997 increased by $1,361,000, or 3.6%, to $38,954,000 from $37,593,000 in 1996. As a percentage of shipments, gross profit in 1997 increased to 27.0% from 26.3% in 1996. Management believes that the percentage increase was due primarily to favorable product mix and improvements in manufacturing efficiencies.

Selling and administrative expenses in 1997 increased by $2,834,000, or 10.4%, to $30,179,000 from $27,345,000 in 1996. As a percentage of shipments, selling and administrative expenses in 1997 increased to 20.9% from 19.2% in 1996. The increase in selling and administrative expenses resulted primarily from the write-off of Levitz Furniture receivable ($3.9 million). Excluding this unusual charge, expenses as a percentage of shipments declined approximately 1%, primarily from a reduction in advertising and store opening expenses at the Company-owned retail operations.

Operating income in 1997 decreased by $1,473,000, or 14.4%, to $8,775,000 from $10,248,000 in 1996. The decrease in operating income was primarily attributable to the write-off of the Levitz Furniture receivable, offset by the improvement in gross profit and other reduced selling and administrative expenses.

Interest expense in 1997 decreased by $64,000, or 18.7%, to $279,000 from $343,000 in 1996. The decrease in interest expense resulted from the elimination of long-term debt and a decrease in short-term borrowings.

Other income in 1997 decreased by $92,000 to $1,390,000 from $1,482,000 in 1996.
The decrease in other income was due primarily to a vacancy in rental property located in Christiansburg, Virginia, partially offset by a gain from the sale of rental property located in Leesburg, Florida.

Net earnings decreased by $766,000, or 10.9%, to $6,286,000 in 1997 from $7,052,000 in 1996. The decrease in net earnings was due primarily to the Levitz Furniture accounts receivable write-off, partially offset by an increase in gross profit percentage, lower other operating expenses and a reduction in the effective income tax rate.

                        LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations and capital requirements with internally generated funds. Working capital needs along with capital expenditures and purchases under the Company's stock repurchase program necessitated use of short-term bank financing throughout most of 1998. In November 1998, the Company entered into a revolving bank loan for $25,000,000 to fund the acquisition of Mitchell Gold and provide working capital for the Company and its subsidiaries (see Notes 2 & 6).

Net cash provided by operating activities was $3,011,000, $11,207,000 and $7,042,000 in 1998, 1997 and 1996, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts, including reduction of supplier payables and payments to eliminate factoring loans at Wexford.

Capital expenditures were $6,951,000, $3,261,000 and $3,859,000 for 1998, 1997 and 1996, respectively. These expenditures were incurred primarily in connection with the expansion of the Company's production capacity and additions of equipment and information systems. The Company also invested $2,500,000 in the form of a subordinated loan to Storehouse, Inc., (see Note 2).

Financing activities provided (utilized) net cash of $18,512,000, ($9,331,000) and ($1,644,000) in 1998, 1997 and 1996, respectively. These activities primarily consisted of the repurchase of the Company's common stock, dividends paid to stockholders and payments to reduce long-term debt offset by the revolving bank loan and increased short-term borrowings in 1998.

Management anticipates that the Company's capital expenditures for 1999 will approximate $20.0 million. These expenditures consist primarily of the potential construction of a replacement facility for one of the Company's manufacturing plants in Salem, Virginia. Additionally, expenditures will be used to purchase capital equipment at its facilities for efficiency improvements and capacity expansions, along with additions and upgrades to computerized systems and expansion of additional Company-owned Home Elements retail locations.

The amount outstanding under the lines of credit was $2,093,000 as of November 29, 1998. The Company has a total of $40,000,000 available under existing lines of credit.

The Company believes that net cash provided by operating activities, available bank loans and various alternative financing will be utilized to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 1999.

The Company has entered into an agreement with Storehouse, Inc. ("Storehouse") to acquire all of the outstanding common stock of Storehouse, subject to certain conditions of financial performance for the twelve-month period ending April 30, 1999. The pending acquisition of Storehouse, if it occurs, is expected to be funded by a revolving bank loan. Such an acquisition will require additional funding for working capital, store openings and other related costs. The acquisition is not expected to have a material adverse effect on the financial condition of the Company.

                                   YEAR 2000

The Year 2000 issue is the result of computer systems that used two digits rather than four to define the applicable year, which may prevent such systems from accurately processing dates ending in the year 2000 and after. This could result in system failures or in miscalculations causing disruption of operations, including, but not limited to, an inability to process transactions, to send and receive electronic data, or to engage in routine business activities and operations.


In 1997, the Company established a Year 2000 task force to develop and implement a Year 2000 compliance plan. The Company has completed an assessment of the impact on its operations and through this effort has compiled an inventory of computer programs and equipment potentially subject to change. New software has been installed in connection with a more fully integrated system that has addressed a portion of the Company's Year 2000 issues. The Company is currently in the process of replacing and/or modifying core computer system programs and equipment and is testing these activities. Management estimates that the Company is 80% complete in its Year 2000 compliance. The Company's goal is to be completely Year 2000 compliant by the third quarter of 1999.

In addition, the Company has initiated communications with business partners to determine the extent of their efforts to remedy their Year 2000 issues. The Company has scheduled a follow-up survey with any business partner, which did not have a positive response from initial communications. Although resources are being directed towards reducing interruptions caused by the Year 2000 issue, there is no guarantee the internal systems or the systems of the Company's business partners will be corrected and that there would be no material adverse impact on the Company's operations.

Management believes at this time that costs associated with replacing these systems and equipment should not have a material adverse effect on the Company. In 1998, expenses were approximately $150,000 with additional estimated expenditures of $450,000 in 1999, excluding the replacement of integrated and core systems.

Although management expects internal systems to be Year 2000 compliant as described above, a contingency plan will be developed during 1999.

                          FORWARD LOOKING STATEMENTS

Statements concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items; together with other statements that are not historical facts, are "forward looking statements" as that term is defined under Federal Securities Laws. "Forward looking statements" are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to industry cycles, fluctuations in customer demand and order patterns, the seasonal nature of the business, changes in pricing, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

Rowe Furniture Corporation Annual Report 1998
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended
                                                                11/29/98                  11/30/97              12/1/96
                                                               ----------------------------------------------------------
                                                                                     (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
   Cash received from customers                                $ 189,437                 $ 142,136            $ 138,270
   Cash paid to suppliers and employees                         (180,372)                 (128,135)            (128,641)
   Income taxes paid, net of refunds                              (6,403)                   (3,781)              (4,013)
   Interest paid                                                    (694)                     (279)                (343)
   Interest received                                                 337                       306                  479
   Other receipts - net                                              706                       960                1,290
                                                               ---------                 ---------            ---------

Net cash and cash equivalents provided by
   operating activities                                            3,011                    11,207                7,042
                                                               ---------                 ---------            ---------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                        -                       338                   35
   Capital expenditures                                           (6,951)                   (3,261)              (3,859)
   Payments to acquire businesses                                (10,442)                        -                    -
   Investment in Storehouse, Inc. (Note 2)                        (2,500)                        -                    -
                                                               ---------                 ---------            ---------

Net cash used in investing activities                            (19,893)                   (2,923)              (3,824)
                                                               ---------                 ---------            ---------

Cash flows from financing activities:
   Net borrowings (payments) under line of credit                    362                    (1,879)               1,475
   Proceeds from issuance of long-term debt                       25,000                         -                    -
   Payments to reduce long-term debt                              (1,444)                     (420)                (634)
   Proceeds from issuance of common stock                            968                       388                  249
   Dividends paid                                                 (1,498)                   (1,308)              (1,075)
   Purchase of treasury stock                                     (4,876)                   (6,112)              (1,659)
                                                               ---------                 ---------            ---------

Net cash provided by (used in) financing activities               18,512                    (9,331)              (1,644)
                                                               ---------                 ---------            ---------

Net increase (decrease) in cash and cash equivalents               1,630                    (1,047)               1,574

Cash at beginning of year                                            850                     1,897                  323
                                                               ---------                 ---------            ---------

Cash at end of year                                            $   2,480                 $     850            $   1,897
                                                               =========                 =========            =========

-----------------------------------------------------------------------------------------------------------------------

RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Net earnings                                                   $  11,200                 $   6,286            $   7,052
                                                               ---------                 ---------            ---------
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation and amortization                                    3,773                     2,777                2,487
  Provision for deferred compensation                                762                       979                1,017

  Payments made for deferred compensation                           (590)                     (526)                (426)
  Deferred income taxes                                              545                       (50)                (320)
  Provision for losses on accounts receivable (recoveries)        (1,285)                    3,919                  490
  Loss (gain) on disposition of assets                                 -                      (124)                 287

  Change in operating assets and liabilities net of effects
  of acquisition of businesses:
    Decrease (increase) in accounts receivable                    (3,963)                   (1,982)              (4,453)
    Decrease (increase) in inventories                            (2,164)                   (2,071)                  63
    Decrease (increase) in prepaid expenses                         (468)                       (8)                 594
    Decrease (increase) in cash value of life insurance             (112)                     (120)                (116)
    Decrease (increase) in other assets                              490                       (35)                  15
    Increase (decrease) in accounts payable                       (2,549)                    2,326                 (466)
    Increase (decrease) in accrued expenses                       (2,628)                     (164)                 818
                                                               ---------                 ---------            ---------

         Total adjustments                                        (8,189)                    4,921                  (10)
                                                               ---------                 ---------            ---------

Net cash provided by operating activities                      $   3,011                 $  11,207            $   7,042
                                                               =========                 =========            =========

Supplemental Disclosures of Cash Flows:


Fair value of assets acquired other than cash                  $  31,955

Liabilities assumed                                              (18,513)

Convertible debentures issued                                     (3,000)
                                                               ---------

Payments to acquire businesses                                 $  10,442
                                                               ==========

See notes to consolidated financial statements

Rowe Furniture Corporation Annual Report 1998
Five Year Summary

                                                        1998(1)           1997            1996             1995             1994
                                                      ----------       ----------      ----------       ----------       ----------
                                                      (52 weeks)       (52 weeks)      (52 weeks)       (53 weeks)       (52 weeks)
                                                                        (in thousands, except per share amounts)
Net shipments                                         $193,400          $144,118        $142,723         $124,939         $111,201
Gross profit                                            51,622            38,954          37,593           30,496           28,687
Operating income                                        17,781             8,775          10,248            5,706            9,458
Net earnings (2)(3)(4)                                $ 11,200          $  6,286        $  7,052         $  7,207         $  6,782

Working capital                                       $ 30,473          $ 17,404        $ 18,232         $ 14,907         $ 16,605
Total assets                                           110,462            63,710          64,280           58,035           48,098
Long-term debt                                          33,796                 -               -              569              864
Stockholders' equity                                  $ 45,236          $ 39,442        $ 40,188         $ 35,621         $ 32,339

Net earnings per common share - basic                 $   0.90          $   0.49        $   0.53         $   0.53         $   0.48
Weighted average common shares                          12,429            12,955          13,370           13,607           14,038
Net earnings per common share assuming dilution       $   0.87          $   0.47        $   0.51         $   0.52         $   0.47
Weighted average common shares and equivalents          12,844            13,333          13,743           13,804           14,563
Cash dividends paid per share                         $   0.12          $   0.10        $   0.08         $   0.08         $   0.06

Weighted average shares and per share amounts have been adjusted to give retroactive effect to three-for-two stock splits declared December 16, 1993 and November 10, 1994 and the adoption of SFAS 128, "Earnings per Share".

(1) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the financial statements).

(2) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.20 per share, primarily associated with the write-off of a receivable from Levitz Furniture.

(3) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.

(4) The results of operations for 1995 include an after-tax gain on the sale of property of approximately $3.0 million, or $0.22 per share and an after-tax restructuring charge of $265,000, or $0.02 per share.

Rowe Furniture Corporation Annual Report 1998
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------
                                                                                 11/29/98                      11/30/97
                                                                               ----------------------------------------
                                                                                           (in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $   2,480                     $     850
Accounts receivable (net of allowance
   for losses of $875,000 in 1998 and $316,000 in 1997) (Note 12)                  29,631                        20,789
Inventories (Notes 1 & 3)                                                          22,666                        14,454
Deferred income taxes (Note 11)                                                       181                           194
Prepaid expenses                                                                    1,060                           500
                                                                                ---------                     ---------
   Total current assets                                                            56,018                        36,787
                                                                                ---------                     ---------

PROPERTY AND EQUIPMENT (Notes 1, 4 & 6)                                            26,530                        14,853
                                                                                ---------                     ---------
OTHER ASSETS
Cash value of life insurance (Note 7)                                               3,750                         3,638
Investment property (net of accumulated depreciation of
$2,403,000 in 1998 and $1,902,000 in 1997) (Notes 1 & 9)                            7,844                         8,209
Goodwill (net of amortization of $161,000 in 1998) (Notes 1 & 2)                   12,612                             -
Miscellaneous (Note 2)                                                              3,708                           223
                                                                                ---------                     ---------
   Total other assets                                                              27,914                        12,070
                                                                                ---------                     ---------
                                                                                $ 110,462                     $  63,710
                                                                                =========                     =========
LIABILITIES
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                                   $     487                     $       -
Short-term bank borrowings (Note 5)                                                 2,093                         1,731
Accounts payable                                                                   16,928                        13,538
Accrued expenses:
   Compensation                                                                     3,013                         1,019
   Income taxes                                                                       933                           857
   Other                                                                            1,817                         1,847
Deferred compensation - current portion (Note 7)                                      274                           391
                                                                                ---------                     ---------
     Total current liabilities                                                     25,545                        19,383

LONG-TERM DEBT (Note 6)                                                            33,796                             -
DEFERRED COMPENSATION (Note 7)                                                      3,250                         2,961
DEFERRED INCOME TAXES (Note 11)                                                     2,635                         1,924
                                                                                ---------                     ---------
     Total liabilities                                                             65,226                        24,268
                                                                                ---------                     ---------
COMMITMENTS AND CONTINGENCIES (Notes 2, 4, 7, 8 & 9)

STOCKHOLDERS' EQUITY (Note 10)
COMMON STOCK, par value $1 per share:
                                       1998           1997
                                  -----------------------------
Authorized shares                   20,000,000     20,000,000
Issued shares                       14,905,795     14,667,783                      14,906                        14,668
Outstanding shares                  12,264,576     12,543,522

CAPITAL IN EXCESS OF PAR VALUE                                                      9,363                         8,633
RETAINED EARNINGS                                                                  38,713                        29,011
                                                                                ---------                     ---------
                                                                                   62,982                        52,312
LESS TREASURY STOCK - 2,641,219 shares in
1998 and 2,124,261 shares in 1997, at cost                                        (17,746)                      (12,870)
                                                                                ---------                     ---------
     Total stockholders' equity                                                    45,236                        39,442
                                                                                ---------                     ---------
                                                                                $ 110,462                     $  63,710
                                                                                =========                     =========
Ratio of current assets to current liabilities                                   2.2 to 1                      1.9 to 1

Ratio of cash and receivables
   to current liabilities                                                        1.3 to 1                      1.1 to 1

See notes to consolidated financial statements

Rowe Furniture Corporation Annual Report 1998
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                            Year Ended
                                                              11/29/98     11/30/97       12/1/96
                                                           -----------------------------------------
                                                            (in thousands, except per share amounts)
Net shipments (Note 12)                                     $ 193,400      $ 144,118      $142,723
Cost of shipments                                             141,778        105,164       105,130
                                                            ---------      ---------      --------
   Gross profit                                                51,622         38,954        37,593
Selling and administrative expenses (Note 12)                  33,841         30,179        27,345
                                                            ---------      ---------      --------
   Operating income                                            17,781          8,775        10,248
Interest expense                                                 (694)          (279)         (343)
Other income, net (Note 9)                                      1,043          1,390         1,482
                                                            ---------      ---------      --------
   Earnings before taxes                                       18,130          9,886        11,387
Taxes on income (Note 11)                                       6,930          3,600         4,335
                                                            ---------      ---------      --------

Net earnings                                                $  11,200      $   6,286      $  7,052
                                                            =========      =========      ========

Net earnings per common share (Note 1)                          $0.90      $    0.49         $0.53
                                                            =========      =========      ========

  Weighted average common shares                               12,429         12,955        13,370
                                                            =========      =========      ========

Net earnings per common share assuming dilution (Note 1)    $    0.87      $    0.47      $   0.51
                                                            =========      =========      ========

  Weighted average common shares and equivalents               12,844         13,333        13,743
                                                            =========      =========      ========

See notes to consolidated financial statements

Rowe Furniture Corporation Annual Report 1998
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

     Year Ended November 29, 1998, November 30, 1997 and December 1, 1996
              (in thousands, except share and per share amounts)

                                                        Common Stock                                 Treasury Stock
                                             -------------------------------------                -------------------------
                                                                        Capital in
                                                Shares        $1 Par    Excess of      Retained       Number of
                                                Issued        Value     Par Value      Earnings        Shares       Cost
                                             -------------------------------------   -----------    ------------------------
Balance at December 3, 1995                    14,416,104    $ 14,416     $ 8,248      $  18,056       1,005,571   $  5,099
   Acquisition of treasury stock                                                                         303,674      1,659
   Cash dividends paid, $0.08 per share                                                   (1,075)
   Exercise of stock options                      147,999         148         101
   Net earnings for the year ended
      December 1, 1996                                                                     7,052
                                               ----------   ----------    -------      ---------    ------------   --------
Balance at December 1, 1996                    14,564,103      14,564       8,349         24,033       1,309,245      6,758
   Acquisition of treasury stock                                                                         815,016      6,112
   Cash dividends paid, $0.10 per share                                                   (1,308)
   Exercise of stock options                      103,680         104         284
   Net earnings for the year ended
      November 30, 1997                                                                    6,286
                                               ----------   ----------    -------      ---------    ------------   --------
Balance at November 30, 1997                   14,667,783      14,668       8,633         29,011       2,124,261     12,870
   Acquisition of treasury stock                                                                         516,958      4,876
   Cash dividends paid, $0.12 per share                                                   (1,498)
   Exercise of stock options                      238,012         238         730
   Net earnings for the year ended
      November 29, 1998                                                                   11,200
                                               ----------   ---------     -------      ---------    ------------   --------
Balance at November 29, 1998                   14,905,795    $ 14,906     $ 9,363      $  38,713       2,641,219   $ 17,746
                                               ==========   =========     =======      =========    ============   ========


See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business- The Company is primarily a manufacturer of upholstered and wood household furniture, selling throughout the United States and in some international markets. Sales are recognized when products are shipped and invoiced to customers. Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with any individual customer except as described in Note 12.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories-Inventories are valued at the lower of cost (first-in, first-out) or market.

Property, Equipment and Depreciation- Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years); leasehold improvements (terms of leases).

Long-Lived Assets- Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In the second quarter of 1998, the Company recorded a non-cash impairment loss of $288,000 ($177,000 net of tax) related to a write-down of one investment property which has been leased to various tenants. One of the leases has not been renewed and the Company has not been able to lease this space to other tenants. As a result, the projected future cash flows from this facility are less than the carrying value of the asset; therefore an impairment loss has been recognized.

Fair Value of Financial Instruments- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

Intangible Assets- Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated future cash flows. If estimated future cash flows are not sufficient to recover the carrying amount of goodwill, the assets will be written down to fair value.

Advertising Costs- Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $4,357,000, $3,638,000 and $4,105,000 in 1998, 1997 and 1996, respectively.

Income Taxes- Income taxes are calculated using the liability method specified by Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes."

Earnings Per Share- In 1998, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share", resulting in the restatement of earnings per share for all prior periods. Basic earnings per share are based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share and represent the difference between basic and diluted weighted average shares outstanding.

                                                                1998    1997    1996
                                                               ------  ------  ------
                                                                   (in thousands)
Weighted average common shares outstanding (Basic)             12,429  12,955  13,370
Effect of dilutive stock options and convertible debentures       415     378     373
                                                               ------  ------  ------
Weighted average common shares and equivalents
outstanding (Diluted)                                          12,844  13,333  13,743
                                                               ======  ======  ======

Statement of Cash Flows- For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year- The Company's accounting fiscal year end is the Sunday of each year closest to November 30.

Reclassifications- Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

NOTE 2- ACQUISITIONS

On January 1, 1998, the Company, through a newly created subsidiary, The Wexford Collection, Inc., acquired the assets and assumed certain liabilities of J & M Designs, Ltd.-Carson, California, a manufacturer of solid wood reproductions. The purchase price included $200,000 paid in cash and contingent payments based on future earnings up to $5 million, less adjustments. The Company has accounted for the acquisition using the purchase method of accounting and the operations are included in the Consolidated Statements of Income from the date of acquisition.

On August 25, 1998, the Company entered into an agreement to make an investment of $2.5 million, in the form of a subordinated loan, in Storehouse, Inc. ("Storehouse") and subject to certain conditions acquire all outstanding shares of its common stock. The acquisition price to be paid will be based upon the financial performance of Storehouse for the twelve-month period ending April 30, 1999. The $2.5 million investment is included in miscellaneous assets in the Consolidated Balance Sheets.

Storehouse, a privately owned company in Atlanta, Georgia, operates a chain of 42 retail furniture stores in the northeast, southeast and southwest. The acquisition is expected to close not later than July 31, 1999 and Storehouse would operate as a wholly owned subsidiary of the Company.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of The Mitchell Gold Co. ("Mitchell Gold"), a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. Additional earn-out provisions allow for a maximum purchase price of $32 million, if certain earnings targets are attained. The Company has accounted for the acquisition using the purchase method of accounting.

Mitchell Gold, a manufacturer of upholstered furniture, is now operated as a wholly owned subsidiary of the Company. The operations of Mitchell Gold are included in the Consolidated Statements of Income from the date of acquisition.

The unaudited pro forma combined information has been prepared by the Company's management based upon historical financial statements of the Company and Mitchell Gold and give effect to the transaction as if it had occurred at the beginning of the periods presented. This unaudited pro forma information may not be indicative of the results that actually would have occurred if the combination had been in effect on the date indicated or which may be obtained in the future.

(Unaudited)
                                            11/29/98                 11/30/97
                                            --------                 --------
                                        (in thousands, except per share amounts)
Net shipments                              $ 226,844                 $167,690
Net earnings                               $  11,164                 $  5,836
Net earnings per common share              $    0.90                 $   0.45
Net earnings per common share
 assuming dilution                         $    0.88                 $   0.45

NOTE 3 - INVENTORIES


Inventories consist of the following:

                                          1998     1997
                                         -------  -------
                                         (in thousands)
Finished goods                           $ 5,325  $ 3,500
Work-in-process                            4,494    2,822
Raw materials                             12,847    8,132
                                         -------  -------
Total inventories                        $22,666  $14,454
                                         =======  =======

NOTE 4- PROPERTY AND EQUIPMENT


Property and equipment consist of the following:

                                  1998     1997
                                 -------  -------
                                  (in thousands)
Land                             $   298  $   249
Buildings and improvements        19,387   17,071
Machinery and equipment           32,371   25,995
Construction-in-process            6,732    1,042
                                 -------  -------
                                  58,788   44,357
Less accumulated depreciation     32,258   29,504
                                 -------  -------
Net property and equipment       $26,530  $14,853
                                 =======  =======

The construction-in-process in 1998 related primarily to a new manufacturing facility for Mitchell Gold with an estimated cost to complete of approximately $800,000.

NOTE 5- SHORT-TERM BORROWINGS


The Company has unsecured short-term lines of credit of $40,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings:

                                                           1998      1997     1996
                                                         --------  -------- --------
                                                               ( in thousands)
Amount outstanding at year end                           $ 2,093   $1,731   $ 3,610
Maximum amount outstanding at any month end              $12,956   $5,394   $ 7,710

Average borrowings (based on weighted daily balances)    $ 9,255   $3,840   $ 4,256

Weighted average interest rate during the year               6.1%     6.2%      6.5%

Weighted average interest rate at year end                   5.7%     6.4%      6.3%

NOTE 6- LONG TERM DEBT

Long-term debt consists of the following:

                                                                          1998
                                                                        --------
                                                                     (in thousands)
 Revolving bank loan                                                     $25,000
 Industrial revenue bonds                                                  5,785
 Convertible debentures                                                    3,000
 Other                                                                       498
                                                                        --------
                                                                          34,283
 Less current maturities                                                     487
                                                                        --------
 Total long-term debt                                                    $33,796
                                                                        ========

In November 1998, the Company executed an agreement for an unsecured revolving bank loan payable in full on April 30, 2002. The agreement requires quarterly interest payments at the London Interbank Offering Rate ("Libor") plus a spread ranging from .35% to 1.30%. The revolving bank loan contains financial covenants including ratios on leverage to cash flow, debt to total capitalization and interest coverage. At November 29, 1998 the Company was in compliance with the provisions of the agreement. The proceeds from the loan were used to provide working capital for the Company and its subsidiaries and to fund the initial purchase amount to acquire Mitchell Gold (see Note 2).

The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for the Company's wholly-owned subsidiary, Mitchell Gold. Principal payments are required ranging from $220,000 to $405,000 through 2017. Interest rates range from 3.0% to 5.0%. The bonds are collateralized primarily by the new facility under construction (see Note 4).

The convertible debentures were issued in connection with the acquisition of Mitchell Gold as part of the initial purchase amount. The convertible debentures can be converted to 357,676 shares of the Company's common stock, based on the market price at closing, at any time after October 31, 1999 and prior to October 31, 2001. The debentures bear interest at the rate of 7%, payable quarterly (see Note 2).

The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to November 29, 1998 are approximately $487,000 in 1999; $382,000 in 2000; $3,310,000 in 2001; $25,249,000 in 2002, $255,000 in 2003 and
$4,600,000 thereafter.

The Company had no long-term debt at November 30, 1997.

NOTE 7- DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $101,000 in 1998, $457,000 in 1997 and $488,000 in 1996.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $140,000 in 1998, $107,000 in 1997 and $174,000 in 1996.

The Company has a Cash-Or-Deferred Non-Qualified Executive Retirement Plan for certain executive officers of the Company. The Plan enables participants to defer income on a pre-tax basis and is not funded. The Company matches a portion of the deferral for participants. The charges to expense were $168,000 in 1998, $132,000 in 1997 and $105,000 in 1996.

NOTE 8- EMPLOYEE BENEFIT PLANS

The Company contributed $188,000 in 1998, $158,000 in 1997 and $124,000 in 1996
to the Merged 401(k) and Employee Stock Ownership Plan (401 (k) Plan).

The Company made contributions to the Merged Thrift and Employee Stock Ownership Plan (Thrift Plan) in the amount of $343,000 in 1998, $259,000 in 1997 and $208,000 in 1996.

Substantially all employees are covered under a 401 (k) Plan or Thrift Plan.

NOTE 9- COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under long-term real estate leases for offices, warehouse, showroom and retail locations expiring at various dates through 2007 with certain renewal options. Rental payments charged to expense were $2,205,000 in 1998, $1,762,000 in 1997 and $1,399,000 in 1996.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,412,000 in 1998, $1,399,000 in 1997 and $1,422,000 in 1996
and is included in other income in the accompanying Statements of Income.

Minimum lease commitments at November 29, 1998 under long-term operating real estate leases are as follows:

                Lease Expense  Lease Income
                -------------  ------------
1999               $2,676,000    $1,438,000
2000                2,034,000     1,366,000
2001                1,890,000     1,260,000
2002                1,800,000     1,223,000
2003                1,671,000     1,108,000
Thereafter          2,715,000     1,735,000
                  -----------    ----------
                  $12,786,000    $8,130,000
                  ===========    ==========

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 1 to 7 years. Current monthly expense is approximately $300,000 plus a variable mileage charge.

HEALTH INSURANCE PLAN

The Company maintains a self-insurance program for that portion of health care costs not covered by insurance. The Company is liable for claims up to $100,000 per family annually, and aggregate claims up to $4,300,000 in 1998. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

EMPLOYMENT AGREEMENTS

The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2001.

In connection with the acquisitions in 1998, the Company has employment agreements with certain key officers of the new subsidiaries for a period of five years from the closing date with salaries ranging from $175,000 to $275,000.

NOTE 10 - COMMON STOCK

At November 29, 1998, the Company had two stock option plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the Plan. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized.

Under the 1993 incentive stock option plan, 1,968,125 shares of unissued common stock or treasury stock have been made available for grants. These options were granted at market value on the date of grant, have been adjusted for stock splits and are exercisable for a term of ten years from the date of grant.

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

FASB Statement 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FASB Statement 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively; dividend yield of one percent for all years; expected volatility of 42.0, 32.7 and 33.7 percent; risk-free interest rates of 5.2%, 6.0% and 6.0%; expected lives of 4 and 8 years.

Under the accounting provisions of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                1998        1997        1996
--------------------------------------------------------------------
 Net earnings
     As reported            $11,200,000   $6,286,000  $7,052,000
     Pro forma              $10,474,000   $6,209,000  $6,239,000
 Net earnings per common
 share
     As reported            $      0.90   $     0.49  $     0.53
     Pro forma              $      0.84   $     0.48  $     0.47
 Net earnings per common
 share assuming dilution
     As reported            $      0.87   $     0.47  $     0.51
     Pro forma              $      0.82   $     0.47  $     0.45

A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                          November 29, 1998          November 30, 1997        December 1, 1996
----------------------------------------------------------------------------------------------------------------
                                   Weighted                   Weighted                Weighted
                                   Average                    Average                 Average
                                   Exercise                   Exercise                Exercise
                       Shares      Price         Shares       Price        Shares     Price
----------------------------------------------------------------------------------------------------------------
Outstanding
at beginning
of year                995,294     $ 5.16       1,084,224       $4.89      884,398         $3.76
Granted                676,389       7.90          33,500        8.81      390,200          6.28
Exercised             (238,012)      4.07        (103,680)       3.74     (147,999)         1.68
Forfeited               (6,750)     11.75         (18,750)       4.16      (42,375)         5.28
                    ----------                 ----------               ----------

Outstanding
at end of year       1,426,921     $ 6.61         995,294       $5.16    1,084,224         $4.89
                    ==========                 ==========               ==========

Weighted-average
fair value of
options granted
during the year     $     4.41                 $     3.30               $     3.65
                    ==========                 ==========               ==========

The following table summarizes information about fixed stock options outstanding at November 29, 1998.

          Options Outstanding                                             Options Exercisable
----------------------------------------------------------------------------------------------------------------------
Range             Number              Weighted             Weighted       Number          Weighted
of                Outstanding at      Average              Average        Exercisable     Average
Exercise          November 29         Remaining            Exercise       November 29     Exercise
Prices            1998                Contractual Life     Price          1998            Price
----------------------------------------------------------------------------------------------------------------------
$0.86 - $1.11      77,453                  3               $ 1.08         77,453          $ 1.08
 2.70 -  3.07      91,123                  4                 2.95         91,123            2.95
 4.25 -  5.50     356,806                  5                 4.82        356,806            4.82
 6.88 -  7.63     382,200                  7                 7.22        367,700            7.23
 8.03 -  9.00     485,589                  9                 8.42         54,000            8.53
11.75              33,750                  5                11.75         33,750           11.75
                ---------                                                -------
                1,426,921                                  $ 6.61        980,832          $ 5.81
                =========                                                =======

NOTE 11- TAXES ON INCOME

Provisions for income taxes in the Consolidated Statements of Income consisted of the following components:

                            1998        1997         1996
                         ----------  -----------  -----------
Current                  $6,385,000  $3,650,000   $4,655,000
Deferred                    545,000     (50,000)    (320,000)
                         ----------  ----------   ----------

Total taxes on income    $6,930,000  $3,600,000   $4,335,000
                         ==========  ==========   ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes are as follows:


                                                 1998              1997
                                             -------------    -------------
Bad debt reserve                               $   335,000      $   111,000
Deferred compensation                            1,404,000        1,304,000
Other                                              349,000           13,000
                                               -----------      -----------
Gross deferred tax assets                        2,088,000        1,428,000
                                               -----------      -----------

Basis of investment property                     1,926,000        2,027,000
Depreciation                                     1,426,000        1,056,000
Prepaid expenses                                   232,000           75,000
Receivables                                        958,000                -
                                               -----------      -----------

Gross deferred tax liabilities                   4,542,000        3,158,000
                                               -----------      -----------

Net deferred tax liability                     $(2,454,000)     $(1,730,000)
                                               ===========      ===========

Included in the balance sheet:

Deferred income tax asset-current              $   181,000      $   194,000
Deferred income tax liabilities-non current     (2,635,000)      (1,924,000)
                                               -----------      -----------
Net deferred tax liability                     $(2,454,000)     $(1,730,000)
                                               ===========      ===========

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                           1998         1997          1996
                                       -----------   -----------   ----------
Income tax expense computed
 at the statutory rate                 $ 6,245,000   $ 3,360,000   $3,885,000
State income taxes, net of
 federal income tax benefit                480,000       304,000      325,000
Life insurance transactions               ( 41,000)      (40,000)     (26,000)
Other items, net                           246,000       (24,000)     151,000
                                       -----------   -----------   ----------
Total taxes on income                  $ 6,930,000   $ 3,600,000   $4,335,000
                                       ===========   ===========   ==========

NOTE 12 - MAJOR CUSTOMER INFORMATION

Shipments to one customer, Levitz Furniture ("Levitz"), as a percent of net shipments, amounted to 10% in 1998, 16% in 1997 and 17% in 1996. Receivables from this customer as a percent of year end receivables amounted to 6% in 1998 and 14% in 1997. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 30% in 1998, 34% in 1997 and 35% in 1996.

Levitz filed a voluntary petition for protection under Chapter XI of the federal bankruptcy code on September 5, 1997. The Company wrote off the balance of its receivable from Levitz in full ($3.9 million) as of the bankruptcy date. In April 1998, the Company sold the receivable and was able to recover approximately $1.8 million.

NOTE 13 - QUARTERLY FINANCIAL INFORMATION

(Unaudited, in thousands, except per share amounts)

Quarter                                   First   Second    Third    Fourth
---------------------------------------------------------------------------
1998
Net shipments                            $45,331  $45,617  $47,972   $54,480
Gross profit                              12,087   11,703   12,528    15,304
Net earnings (3)                           2,598    2,429    2,232     3,941
Net earnings per common share (1) (3)       0.21     0.19     0.18      0.32
Net earnings per common share
assuming dilution (1) (3)                   0.20     0.19     0.17      0.31

1997
Net shipments                            $35,416  $32,912  $34,335   $41,455
Gross profit                               9,793    8,680    9,048    11,433
Net earnings (loss) (2)                    2,110    1,693     (904)    3,387
Net earnings (loss) per common share
(1) (2)                                     0.16     0.13    (0.07)     0.27
Net earnings (loss) per common share
assuming dilution (1) (2)                   0.15     0.13    (0.07)     0.26

(1) Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(2) Earnings for the third quarter of 1997 include the effects of unusual charges of $2.7 million, after tax, relating primarily to the write-off of the Levitz Furniture receivable (see Note 12).

(3) Earnings for the second quarter of 1998 include a gain of approximately $0.02 per share, after tax, in unusual items reflecting the sale of the Levitz Furniture receivable partially offset by increase in reserve for bad debts, write-down of investment property and other unusual charges.

NOTE 14 - RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income, as defined, includes all changes in equity, except those resulting from investments by owners and distributions to owners. SFAS No. 130 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. Management will adopt SFAS No. 130 in 1999 and will report comprehensive income when applicable. Results of operations and financial position, however, are not expected to be impacted by implementation of this standard.

Also in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which supercedes SFAS No. 14, "Financial Reporting for Segments of a

Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 is effective for periods beginning after December 15, 1997, and requires comparative information for earlier years to be restated. The Company is engaged principally in one line of business, manufacturing of household furniture, which represents more than 90% of consolidated sales. Management will adopt this standard in 1999 and report as one operating segment until other segments become reportable.

In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities", which is effective for fiscal years beginning after December 15, 1998. The SOP requires that the costs of start-up activities be expensed as incurred. Currently, the Company defers all costs incurred prior to the opening of a new Company-owned store and amortizes these costs over the store's first twelve months of operations. The SOP requires companies to report the initial application of the standard as a cumulative effect of an accounting change. The Company will adopt this standard in fiscal 2000. Management believes that the adoption of this standard will not have a material effect on the Company's results.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on December 1, 1999 to affect its financial statements.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Rowe Furniture Corporation is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with generally accepted accounting principles and include amounts based on management's estimates and judgments.

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


Gerald M. Birnbach                           Arthur H. Dunkin
Chairman of the Board and President          Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Rowe Furniture Corporation
Salem, Virginia

We have audited the accompanying consolidated balance sheets of Rowe Furniture Corporation and subsidiaries as of November 29, 1998 and November 30, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended November 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rowe Furniture Corporation and subsidiaries at November 29, 1998 and November 30, 1997 and the results of their operations and their cash flows for each of the three years in the period ended November 29, 1998 in conformity with generally accepted accounting principles.

High Point, North Carolina                        BDO SEIDMAN, LLP
January 8, 1999

STOCK PRICE AND DIVIDEND DATA
-----------------------------

                                    Market Price         Dividends
               Quarter Ended       High       Low      Paid Per Share
1998           March 1              9 9/16    6 5/8        $0.030
               May 31              11         9             0.030
               August 30           10 3/16    8 1/8         0.030
               November 29         10 7/8     6 7/8         0.030
                                                           ------
                                                           $0.120
                                                           ======

1997           March 2              9 3/4     7 7/8        $0.025
               June 1               8 7/8     7 1/4         0.025
               August 31            8 15/16   7 1/8         0.025
               November 30          8 3/16    6 1/8         0.025
                                                           ------
                                                           $0.100
                                                           ======

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On November 29, 1998, the Company had approximately 1,000 stockholders of record.

--------------------------------------------------------------------------------------------------------------------------------
CORPORATE OFFICERS AND DIRECTORS

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

                                        Arthur H. Dunkin                        Allan Tofias
                                        Secretary-Treasurer                     Former Managing Partner -
                                                                                Tofias, Fleishman, Shapiro &
                                        Harvey I. Ptashek                       Company, P.C.
                                        Retired - Senior Vice President
                                                                                Gerald O. Woodlief
                                        Charles T. Rosen                        Retired - Senior Vice President
                                        Vice President - Luth Research, Inc.
--------------------------------------------------------------------------------------------------------------------------------

SUBSIDIARY OFFICERS:

ROWE INDUSTRIES, INC.

Wildon H. Adkins, Jr.                     Timothy J. Fortune                   D. Wayne Owens
Vice President - Upholstery Design        Vice President - Human Resources     Assistant Vice President -
                                                                               Safety
Garry W. Angle                            Timothy W. Garnett
Assistant Treasurer                       Assistant Vice President             Bruce A. Rotramel
                                                                               Assistant Secretary
Kenneth E. Bentz                          Jack G. Heaton
Vice President                            Vice President                       J. Steve Shelor
                                                                               Vice President
Barry A. Birnbach                         Corey J. Keifetz
Vice President - Special Account Sales    Vice President - Fabrics             Richard W. Sorensen
                                                                               Vice President
Bruce M. Birnbach                         John R. Mays
Vice President - Merchandising            Vice President - Finance

John R. Clark                             Mark S. Moseley
Assistant Vice President                  Vice President - Marketing
Human Resources

ROWE SHOWPLACE, INC                       THE MITCHELL GOLD CO.
DBA:  Home Elements
                                          Mitchell S. Gold
Lorri A. Kelley                           President
Executive Vice President
                                          Robert T. Williams, Jr.
THE WEXFORD COLLECTION, INC.              Executive Vice President

Mary E. Beck
President

CORPORATE INFORMATION

CORPORATE HEADQUARTERS                       SHOWROOM                           TRANSFER AND DIVIDEND
1650 Tysons Boulevard, Suite 710             High Point, North Carolina         DISBURSING AGENT
McLean, Virginia  22102                                                         Wachovia Bank of North
703-847-8670                                                                    Carolina, N.A.
                                             GENERAL COUNSEL                    Boston, MA  02266
Manufacturing Facilities:                    Silver, Freedman & Taff, LLP       800-633-4236
                                             Washington, D.C.
Rowe Industries, Inc.
Poplar Bluff, Missouri                       AUDITORS                           DIVIDEND REINVESTMENT
Morehouse, Missouri                          BDO Seidman, LLP                   AND STOCK PURCHASE PLAN
Salem, Virginia (2)                          High Point, North Carolina         Wachovia Shareholder Services
                                                                                P. O. Box 8218
The Mitchell Gold Co.                                                           Boston, Massachusetts  02266
Taylorsville, North Carolina                                                    800-633-4236

The Wexford Collection, Inc.
Carson, California