Form 10-K405, Exhibit 13
period 1999-11-28
ROWE COMPANIES
filed 2000-02-25
CIK 85417

                                                                      EXHIBIT 13

Stock Price and Dividend Data
-----------------------------

                                        Market Price                Dividends
               Quarter Ended          High         Low            Paid Per Share
1999           February 28            12 3/4       8 15/16            $0.032
               May 30                 11 7/8       9 1/16              0.032
               August 29              10 1/2       8 3/16              0.032
               November 28             9 1/2       7 5/8               0.032
                                                                      ------
                                                                      $0.127
                                                                      ======

1998           March 1                 8 11/16     6                  $0.027
               May 31                 10           8 3/16              0.027
               August 30               9 1/4       7 3/8               0.027
               November 29             9 7/8       6 1/4               0.027
                                                                      ------
                                                                      $0.109
                                                                      ======


Stock prices and dividends paid per share have been adjusted to give retroactive effect to a 10% stock dividend declared on November 2, 1999.

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On November 28, 1999, the Company had approximately 1,000 stockholders of record.

________________________________________________________________________________

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Year Ended November 28, 1999 Compared
To Year Ended November 29, 1998

Net shipments in 1999 increased by $96,264,000, or 49.8%, to $289,664,000 from
$193,400,000 in 1998. Included in net shipments were operations at newly acquired subsidiaries, including twelve months of operations at The Mitchell Gold Company ("Mitchell Gold") versus one month in 1998 and four months of operations at Storehouse, Inc. ("Storehouse"), acquired August 1, 1999 (see Note
2). Excluding these new subsidiaries, net shipments in 1999 increased more than 8% versus 1998. Management believes that shipments increased primarily from the addition of new dealers, increased purchases by existing customers and favorable product mix.

Gross profit in 1999 increased by $36,021,000, or 69.2%, to $88,094,000 from
$52,073,000 in 1998. As a percentage of shipments, gross profit in 1999 increased to 30.4% from 26.9% in 1998. Excluding the effect of the acquisition of Storehouse, gross profit as a percent of shipments increased to 28.4%. Management believes that this increase was primarily a result of improved product mix and improved manufacturing efficiencies, particularly at Rowe Furniture, Inc. ("Rowe Furniture"), our core upholstery manufacturing subsidiary, and increased sales at Home Elements stores. Management anticipates that gross profit as a percentage of shipments will continue to increase as a result of increased shipments in the retail segment.

Selling and administrative expenses in 1999 increased by $30,951,000, or 90.3%, to $65,243,000 from $34,292,000 in 1998. Of this increase, $21,500,000 represents costs at newly acquired subsidiaries Storehouse and Mitchell Gold; $5,000,000 results from new stores opened in late 1998 and throughout 1999 at Home Elements, including staff expansion to support the growth in 1999 and further anticipated growth in 2000; and the remaining $4,500,000 results from increased direct selling expenses, the expansion of corporate staff to coordinate and monitor the activities of the subsidiaries and the gain on the sale of Levitz Furniture in 1998. Management anticipates that selling and administrative expenses will increase in 2000 as a result of including a full twelve months of operations at Storehouse, addition of stores particularly at Home Elements, as well as other activities supporting the growth of the Company.

Operating income in 1999 increased by $5,070,000, or 28.5%, to $22,851,000 from $17,781,000 in 1998. The increase related to higher shipments and gross profit at Rowe Furniture, as well as the favorable operating results of Mitchell Gold.

Interest expense in 1999 increased by $1,992,000, or 287%, to $2,686,000 from $694,000 in 1998. The increase in interest expense results from borrowings incurred to finance working capital needs at The Wexford Collection, Inc. ("Wexford"), acquired in early 1998; the acquisition in late 1998 of Mitchell Gold; and the acquisition in 1999 of Storehouse, as well as to finance capital expenditures and treasury stock repurchases. Essentially all of the Company's long-term debt is at floating rates tied to LIBOR.

Management anticipates that interest expense will increase by at least $1,000,000 in 2000 as a result of increased borrowings primarily related to acquisitions, and recent increases in the LIBOR index.

Other income in 1999 increased by $804,000, or 77.1%, to $1,847,000 from $1,043,000 in 1998. Virtually all of this increase resulted from certain non-recurring transactions at Storehouse and the write-down of investment property of $288,000 in 1998.

Net earnings increased by $2,701,000, or 24.1%, to $13,901,000 from $11,200,000 in 1998. Included in net earnings in 1998 was approximately $0.02 per share after-tax gain on sale of a receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.


Year Ended November 29, 1998
Compared to Year Ended November 30, 1997

Net shipments in 1998 increased by $49,282,000, or 34.2%, to $193,400,000 from
$144,118,000 in 1997. Management believes that shipments increased primarily from the addition of new dealers, increased purchases by existing customers and favorable product mix. Included in net shipments were eleven months and one month of operations at newly acquired subsidiaries, Wexford and

Mitchell Gold, respectively (see Note 2). Excluding these new subsidiaries, net shipments in 1998 increased more than 23% versus 1997.

Gross profit in 1998 increased by $13,119,000, or 33.7%, to $52,073,000 from
$38,954,000 in 1997. As a percentage of net shipments, gross profit in 1998 decreased to 26.9% from 27.0% in 1997. Management believes that the percentage decrease was due primarily to costs associated with a wage increase and additional overtime and training requirements at Rowe Furniture and lower margins at Wexford.

Selling and administrative expenses in 1998 increased by $4,113,000, or 13.6%, to $34,292,000 from $30,179,000 in 1997. The increase in selling and administrative expenses was primarily from higher direct selling expenses and salaries. As a percentage of shipments, selling and administrative expenses in 1998 decreased to 17.7% from 20.9% in 1997. The percentage decrease in selling and administrative expenses in 1998 resulted primarily from a gain on the sale of Levitz Furniture receivable previously written off in August 1997. This recovery in 1998, partially offset by an increase in reserve for bad debts and other unusual charges, reduced expenses by $750,000 pre-tax.

Operating income in 1998 increased by $9,006,000, or 102.6%, to $17,781,000 from $8,775,000 in 1997. The increase related to higher shipments and gross profit partially offset by increased selling and administrative expenses, net of the Levitz recovery and other items. The 1997 operating income included the Levitz Furniture receivable write-off of approximately $3,900,000.

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

Net earnings increased by $4,914,000, or 78.2%, to $11,200,000 in 1998 from $6,286,000 in 1997. Included in net earnings in 1998 is approximately $0.02 per share after-tax gain on sale of a Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges. Net earnings in 1997 were impacted by $0.19 per share due to the write-off of the Levitz receivable.


Liquidity and Capital Resources

The Company has historically financed its operations and capital requirements primarily with internally generated funds. Working capital needs, particularly at Wexford, along with capital expenditures and purchases under the Company's stock repurchase program necessitated greater use of short-term bank financing throughout most of 1998. In November 1998, the Company entered into a $25,000,000 revolving bank loan to fund the acquisition of Mitchell Gold and provide working capital for the Company and its subsidiaries. In July 1999, the Company entered into another $25,000,000 revolving bank loan to fund the acquisition of Storehouse and pay off higher rate debt of

Storehouse. The Company will lease a new plant to replace the Salem, Virginia, upholstery plant. This plant was brought into service in January 2000. (see Notes 2 and 6).

Net cash provided by operating activities was $12,124,000, $3,011,000 and $11,207,000 in 1999, 1998 and 1997, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts, including reduction of supplier payables and payments to eliminate factoring loans at Wexford during 1998.

Capital expenditures were $8,830,000, $6,951,000 and $3,261,000 for 1999, 1998 and 1997, respectively. These expenditures were incurred primarily in connection with the expansion of the Company's production capacity and additions of equipment and information systems, including upgrades and replacements associated with Year 2000 requirements. The Company also invested $8,892,000 (net of cash acquired) and $12,942,000 in 1999 and 1998, respectively, to acquire new businesses, including Storehouse in 1999 and Mitchell Gold and Wexford in 1998.

Financing activities provided (utilized) net cash of $8,203,000, $18,512,000 and ($9,331,000) in 1999, 1998 and 1997, respectively. This includes the revolving bank loans entered into during 1998 and 1999, offset by the reduction of higher rate debt at Storehouse in 1999, as well as repurchases of the Company's common stock and dividends paid to stockholders.

Management anticipates that the Company's capital expenditures for 2000 will approximate $13,000,000. These expenditures include capital equipment for efficiency improvements and capacity expansions at its manufacturing facilities, continuing upgrades and improvements to information systems and additional retail locations at Home Elements and Storehouse.

In 2000, the Company anticipates the payment of $5,000,000 associated with the interim earn-out provision of the Mitchell Gold purchase agreement.

The amount outstanding under the Company's lines of credit was $4,164,000 at November 28, 1999. The Company has a total of $31,000,000 available under existing lines of credit.

The Company believes that net cash provided by operating activities and available lines of credit will be utilized to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 2000.

Interest Risk Disclosures

Because the Company's obligations under its term loans, revolving loans, lines of credit and industrial revenue bonds bear interest at variable rates, the Company is sensitive to changes in prevailing interest rates. A 10% fluctuation in market interest rates would not have a material impact on earnings during the 2000 fiscal year.

Forward Looking Statements

Certain portions of this report, particularly the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward looking statements. These statements can be identified by the use of future tense or dates or terms such as "believe," "expect," "anticipate," or "plan." Important factors could cause actual results to differ materially from those anticipated by some of the statements made in this report. Some of the factors include, among other things, changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products, or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger or acquisition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

The Rowe Companies Annual Report 1999
Five Year Summary

                                                              1999(1)        1998(2)          1997          1996           1995
                                                           (52 weeks)     (52 weeks)     (52 weeks)    (52 weeks)     (53 weeks)
--------------------------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except per share amounts)
Net shipments                                              $ 289,664      $ 193,400      $ 144,118     $ 142,723      $ 124,939
Gross profit                                                  88,094         52,073         38,954        37,593         30,496
Operating income                                              22,851         17,781          8,775        10,248          5,706
Net earnings (3)(4)(5)                                     $  13,901      $  11,200      $   6,286     $   7,052      $   7,207


Working capital                                            $  33,959      $  30,473      $  17,404     $  18,232      $  14,907
Total assets                                                 168,580        110,462         63,710        64,280         58,035
Long-term debt                                                54,608         33,796              -             -            569
Stockholders' equity                                       $  54,659      $  45,236      $  39,442     $  40,188      $  35,621


Net earnings per common share - basic                      $    1.04      $    0.82      $    0.44     $    0.48      $    0.48
Weighted average common shares                                13,426         13,672         14,250        14,707         14,968
Net earnings per common share assuming dilution            $    0.98      $    0.79      $    0.43     $    0.47      $    0.47
Weighted average common shares and equivalents                14,372         14,128         14,666        15,117         15,184
Cash dividends paid per share                              $   0.127      $   0.109      $   0.091     $   0.073      $   0.073

Weighted average shares, earnings per share and cash dividends paid per share have been adjusted to give retroactive effect to a 10% stock dividend declared November 2, 1999.

(1) The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See Note 2 of the financial statements)

(2) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the financial statements).

(3) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.

(4) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.19 per share, primarily associated with the write-off of a receivable from Levitz Furniture.

(5) The results of operations for 1995 include an after-tax gain on the sale of property of approximately $3.0 million, or $0.20, per share and an after-tax restructuring charge of $265,000, or $0.02 per share.

The Rowe Companies Annual Report 1999
CONSOLIDATED BALANCE SHEETS

                                                                                             11/28/1999                11/29/1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        (in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                                     $    5,104                $   2,480
Accounts receivable (net of allowance
   for losses of $864,000 in 1999 and $875,000 in 1998) (Note 12)                                 38,340                   29,631
Inventories (Notes 1 & 3)                                                                         41,381                   22,666
Deferred income taxes (Note 11)                                                                      238                      181
Prepaid expenses and other                                                                         3,098                    1,060
                                                                                              ----------                ---------
   Total current assets                                                                           88,161                   56,018
                                                                                              ----------                ---------

PROPERTY AND EQUIPMENT (Notes 1, 4 & 6)                                                           36,186                   26,530
                                                                                              ----------                ---------

OTHER ASSETS
Cash value of life insurance (Note 7)                                                              3,874                    3,750
Investment property (net of accumulated depreciation of
  $2,657,000 in 1999 and $2,403,000 in 1998) (Notes 1 &  9)                                        7,629                    7,844
Goodwill (net of amortization of $977,000 in 1999 and                                             27,938                   12,612
  $161,000 in 1998) (Notes 1 & 2)
Miscellaneous                                                                                      4,792                    3,708
                                                                                              ----------                ---------
   Total other assets                                                                             44,233                   27,914
                                                                                              ----------                ---------
                                                                                              $  168,580                $ 110,462
                                                                                              ==========                =========
LIABILITIES
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                                                 $      353                $     487
Short-term bank borrowings (Note 5)                                                                4,164                    2,093
Accounts payable                                                                                  28,436                   16,928
Accrued expenses:
   Compensation                                                                                    3,769                    3,013
   Income taxes                                                                                    1,783                      933
   Other                                                                                           6,823                    1,555
Customer Deposits                                                                                  8,620                      262
Deferred compensation - current portion (Note 7)                                                     254                      274
                                                                                              ----------                ---------
     Total current liabilities                                                                    54,202                   25,545
                                                                                              ----------                ---------

LONG-TERM DEBT (Note 6)                                                                           54,608                   33,796
DEFERRED COMPENSATION (Note 7)                                                                     4,035                    3,250
DEFERRED INCOME TAXES (Note 11)                                                                    1,076                    2,635
                                                                                              ----------                ---------
     Total liabilities                                                                           113,921                   65,226
                                                                                              ----------                ---------

COMMITMENTS AND CONTINGENCIES (Notes 2, 7, 8 & 9)

STOCKHOLDERS' EQUITY (Note 10) COMMON STOCK, par value $1 per share:

                                               1999          1998
                                      ----------------------------
Authorized shares                        50,000,000    20,000,000
Issued shares                            16,512,962    14,905,795                                 16,513                   14,906
Outstanding shares                       13,260,833    12,264,576

CAPITAL IN EXCESS OF PAR VALUE                                                                    23,039                    9,363
RETAINED EARNINGS                                                                                 36,077                   38,713
                                                                                              ----------                ---------
                                                                                                  75,629                   62,982
LESS TREASURY STOCK - 3,252,129 shares in
  1999 and 2,641,219 shares in 1998, at cost                                                     (20,970)                 (17,746)
                                                                                              ----------                ---------

     Total stockholders' equity                                                                   54,659                   45,236
                                                                                              ----------                ---------
                                                                                              $  168,580                $ 110,462
                                                                                              ==========                =========

Ratio of current assets to current liabilities                                                  1.6 to 1                 2.2 to 1

Ratio of cash and receivables
   to current liabilities                                                                       0.8 to 1                 1.3 to 1

See notes to consolidated financial statements

The Rowe Companies Annual Report 1999
CONSOLIDATED STATEMENTS OF INCOME

                                                                                     Year Ended
---------------------------------------------------------------------------------------------------------------
                                                                 11/28/1999        11/29/1998       11/30/1997
---------------------------------------------------------------------------------------------------------------
                                                                   (in thousands, except per share amounts)
Net shipments (Note 12)                                           $ 289,664         $ 193,400        $ 144,118
Cost of shipments                                                   201,570           141,327          105,164
                                                                  ---------         ---------        ---------
   Gross profit                                                      88,094            52,073           38,954
Selling and administrative expenses                                  65,243            34,292           30,179
                                                                  ---------         ---------        ---------
   Operating income                                                  22,851            17,781            8,775
Interest expense                                                     (2,686)             (694)            (279)
Other income, net (Note 9)                                            1,847             1,043            1,390
                                                                  ---------         ---------        ---------
   Earnings before taxes                                             22,012            18,130            9,886
Taxes on income (Note 11)                                             8,111             6,930            3,600
                                                                  ---------         ---------        ---------

Net earnings                                                      $  13,901         $  11,200        $   6,286
                                                                  =========         =========        =========

Net earnings per common share (Note 1)                            $    1.04         $    0.82        $    0.44
                                                                  =========         =========        =========

  Weighted average common shares                                     13,426            13,672           14,250
                                                                  =========         =========        =========

Net earnings per common share assuming dilution (Note 1)          $    0.98         $    0.79        $    0.43
                                                                  =========         =========        =========

  Weighted average common shares and equivalents                     14,372            14,128           14,666
                                                                  =========         =========        =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 1999
CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------
                                                                                               Year Ended
                                                                               11/28/99          11/29/98          11/30/97
----------------------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
   Cash received from customers                                               $ 282,710         $ 189,437         $ 142,136
   Cash paid to suppliers and employees                                        (262,017)         (180,372)         (128,135)
   Income taxes paid, net of refunds                                             (7,726)           (6,403)           (3,781)
   Interest paid                                                                 (2,686)             (694)             (279)
   Interest received                                                                159               337               306
   Other receipts - net                                                           1,684               706               960
                                                                              ---------         ---------         ---------

Net cash provided by operating activities                                        12,124             3,011            11,207
                                                                              ---------         ---------         ---------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                                      19                 -               338
   Capital expenditures                                                          (8,830)           (6,951)           (3,261)
   Payments to acquire businesses                                                (8,892)          (10,442)                -
   Investment in Storehouse, Inc. (Note 2)                                            -            (2,500)                -
                                                                              ---------         ---------         ---------

Net cash used in investing activities                                           (17,703)          (19,893)           (2,923)
                                                                              ---------         ---------         ---------

Cash flows from financing activities:
   Net borrowings (payments) under line of credit                                 2,071               362            (1,879)
   Proceeds from issuance of long-term debt                                      25,132            25,000                 -
   Payments to reduce long-term debt                                            (14,522)           (1,444)             (420)
   Proceeds from issuance of common stock                                           460               968               388
   Dividends paid                                                                (1,714)           (1,498)           (1,308)
   Purchase of treasury stock                                                    (3,224)           (4,876)           (6,112)
                                                                              ---------         ---------         ---------

Net cash provided by (used in) financing activities                               8,203            18,512            (9,331)
                                                                              ---------         ---------         ---------

Net increase (decrease) in cash and cash equivalents                              2,624             1,630            (1,047)

Cash and cash equivalents at beginning of year                                    2,480               850             1,897
                                                                              ---------         ---------         ---------

Cash and cash equivalents at end of year                                      $   5,104         $   2,480         $     850
                                                                              =========         =========         =========

--------------------------------------------------------------------------------

RECONCILIATION OF NET EARNINGS TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:

Net earnings                                                                   $ 13,901          $ 11,200           $ 6,286
                                                                              ---------         ---------         ---------
Adjustments to reconcile net earnings to net cash
provided by operating activities:
  Depreciation and amortization                                                   6,165             3,773             2,777
  Provision for deferred compensation                                             1,083               762               979
  Payments made for deferred compensation                                          (319)             (590)             (526)
  Deferred income taxes                                                            (472)              545               (50)
  Provision for losses on accounts receivable (recoveries)                          413            (1,285)            3,919
  Loss (gain) on disposition of assets                                                4                 -              (124)

  Change in operating assets and liabilities, net of effects of acquisition of businesses:
    Decrease (increase) in accounts receivable                                   (9,379)           (3,963)           (1,982)
    Decrease (increase) in inventories                                           (5,692)           (2,164)           (2,071)
    Decrease (increase) in prepaid expenses and other                              (795)             (468)               (8)
    Decrease (increase) in other assets                                          (1,210)              378              (155)
    Increase (decrease) in accounts payable                                       3,830            (2,549)            2,326
    Increase (decrease) in accrued expenses                                       2,170            (2,619)             (164)
    Increase (decrease) in customer deposits                                      2,425                (9)                -
                                                                              ---------         ---------         ---------

         Total adjustments                                                       (1,777)           (8,189)            4,921
                                                                              ---------         ---------         ---------

Net cash provided by operating activities                                      $ 12,124          $  3,011           $11,207
                                                                              =========         =========         =========

Supplemental Disclosures of Cash Flows:


Fair value of assets acquired other than cash                                  $ 37,272           $31,955

Liabilities assumed                                                             (28,380)          (18,513)

Convertible debentures issued                                                         -            (3,000)
                                                                              ---------         ---------

Payments to acquire businesses                                                 $  8,892          $ 10,442
                                                                              =========         =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 1999
Consolidated Statements of Stockholders' Equity

                                                       Year Ended November 28, 1999, November 29, 1998 and November 30, 1997
                                                    ------------------------------------------------------------------------------
                                                                   Common Stock                                  Treasury Stock
                                                    ---------------------------------------                   --------------------
                                                                                 Capital in
                                                      Shares         $1 Par       Excess of      Retained      Number of
                                                      Issued          Value       Par Value      Earnings       Shares      Cost
-------------------------------------------------------------------------------------------    ----------      -------------------
                                                                     (in thousands, except share and per share amounts)
Balance at December 1, 1996                         14,564,103      $ 14,564       $  8,349     $ 24,033       1,309,245  $  6,758
   Acquisition of treasury stock                                                                                 815,016     6,112
   Cash dividends paid, $0.091 per share                                                          (1,308)
   Exercise of stock options                           103,680           104            284
   Net earnings for the year ended
      November 30, 1997                                                                            6,286
                                                    ----------      --------       --------     --------       ---------  --------
Balance at November 30, 1997                        14,667,783        14,668          8,633       29,011       2,124,261    12,870
   Acquisition of treasury stock                                                                                 516,958     4,876
   Cash dividends paid, $0.109 per share                                                          (1,498)
   Exercise of stock options                           238,012           238            730
   Net earnings for the year ended
      November 29, 1998                                                                           11,200
                                                    ----------      --------       --------     --------       ---------  --------
Balance at November 29, 1998                        14,905,795        14,906          9,363       38,713       2,641,219    17,746
   Acquisition of treasury stock                                                                                 324,592     3,224
   Cash dividends paid, $0.127 per share                                                          (1,714)
   Exercise of stock options                           106,104           106            354
   10% stock dividend (Note 1)                       1,501,063         1,501         13,322      (14,823)        286,318
   Net earnings for the year ended
       November 28, 1999                                                                          13,901
                                                    ----------      --------       --------     --------       ---------  --------
Balance at November 28, 1999                        16,512,962      $ 16,513       $ 23,039     $ 36,077       3,252,129  $ 20,970
                                                    ==========      ========       ========     ========       =========  ========

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business- The Rowe Companies (the "Company") consists of three manufacturing subsidiaries - Rowe Furniture, Inc. ("Rowe"), The Mitchell Gold Company ("Mitchell Gold"), and The Wexford Collection, Inc. ("Wexford") - and two retail furniture chains - Storehouse, Inc. ("Storehouse") and Home Elements, Inc. ("Home Elements"). Storehouse and Home Elements are geographically distributed across the mid-Atlantic, southeastern, and southwestern United States. The manufacturing subsidiaries sell upholstered, leather and casual wood furniture throughout the United States and in some international markets.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition - The manufacturing subsidiaries recognize sales when products are shipped and invoiced to customers. The retail subsidiaries recognize sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer.

Credit Risk-Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk except as described in
Note 12.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories-Inventories are valued at the lower of cost or market. All subsidiaries utilize the first-in, first-out (FIFO) method to compute cost except for Storehouse, which utilizes the last-in, first-out (LIFO) method.

Property, Equipment and Depreciation- Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years), machinery and equipment (3 to 10 years) and leasehold improvements (terms of leases).

Long-Lived Assets- Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. This policy is in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In the second quarter of 1998, the Company recorded a non-cash impairment loss of $288,000 ($177,000 net of tax) related to a write-down of one investment property which had been leased to various tenants. One of the leases had not been renewed and the Company had not been able to lease this space to other tenants. As a result, the projected future cash flows from this facility were less than the carrying value of the asset; therefore an impairment loss was recognized.

Fair Value of Financial Instruments- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts.

Intangible Assets -Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated cash flows. If estimated future cash flows are not sufficient to recover the carrying amounts of goodwill, the assets will be written down to fair value.

Advertising Costs- Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $8,176,000, $4,357,000 and $3,638,000 in 1999, 1998 and 1997, respectively. The increase for 1999 reflects additional advertising costs at Storehouse and Mitchell Gold.

Income Taxes- Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting For Income Taxes."

Earnings Per Share- The Company adopted SFAS No. 128, "Earnings Per Share," in 1998, resulting in the restatement of earnings per share for all prior periods. Basic earnings per share are based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share. In November, 1999, the Company's Board of Directors declared a 10% stock dividend. All earnings per share, weighted average shares, dividends paid per share and stock option amounts have been restated to reflect the stock dividend.



                                                1999     1998     1997
                                               -------  -------  -------
                                                    (in thousands)

Net earnings available to basic shares         $13,901  $11,200  $ 6,286
Add interest expense on assumed
  conversion of convertible debentures, net
  of tax                                           132       11        -
                                               -------  -------  -------
Net earnings available to diluted shares       $14,033  $11,211  $ 6,286
                                               =======  =======  =======

Weighted average common shares
  outstanding (Basic)                           13,426   13,672   14,250
Effect of dilutive stock options and
  convertible debentures                           946      456      416
                                               -------  -------  -------
Weighted average common shares and
  equivalents outstanding (Diluted)             14,372   14,128   14,666
                                               =======  =======  =======

Statement of Cash Flows- For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year- The Company's accounting fiscal year end is the Sunday of each year closest to November 30.

Reclassifications- Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

NOTE 2 - ACQUISITIONS


On January 1, 1998, the Company acquired, through a newly created subsidiary, The Wexford Collection, Inc., the assets and assumed certain liabilities of J & M Designs, Ltd.-Carson, California, a manufacturer of solid wood reproductions. The purchase price included a cash payment of $200,000. The Company has accounted for the acquisition using the purchase method of accounting.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. Additional earn-out provisions allow for a maximum purchase price of $32 million, if certain earnings targets are attained over a two to five year period. The Company has accounted for the acquisition using the purchase method of accounting.

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43-store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations throughout the mid-Atlantic, southeast and southwestern United States. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company has accounted for the acquisition using the purchase method of accounting.

Each of the above companies is now operated as a wholly-owned subsidiary of the Company, and their operations are included in the Consolidated Statements of Income from the dates of acquisition.

The unaudited pro forma combined information has been prepared by the Company's management based upon historical financial statements of the Company, Mitchell Gold and Storehouse, and gives effect to the transactions as if they had occurred at the beginning of the periods presented. This unaudited pro forma information may not be indicative of the results that actually would have occurred if the combinations had been in effect on the date indicated or which may be obtained in the future.

                                                1999                      1998
                                              --------                  --------
                                        (in thousands, except per share amounts)
Net shipments                                 $333,484                  $291,492
Net earnings                                    13,289                     8,551
Net earnings per common share                     0.99                      0.63
Net earnings per common share
 assuming dilution                                0.93                      0.61

NOTE 3 - INVENTORIES


Inventory components are as follows:

                          1999       1998
                         -------    -------
                          (in thousands)
Retail merchandise       $18,000    $ 2,044
Finished goods             3,166      3,281
Work-in-process            4,391      4,494
Raw materials             15,824     12,847
                         -------    -------
Total inventories        $41,381    $22,666
                         =======    =======

Included in retail merchandise at November 28, 1999 was $15,110,000 of inventory valued by Storehouse using the LIFO method to determine cost. If this inventory had been valued using FIFO, retail merchandise and total inventories would have increased by $60,000 over the amounts shown above.



NOTE 4- PROPERTY AND EQUIPMENT


Property and equipment consists of the following:

                                  1999     1998
                                 -------  -------
                                  (in thousands)
Land                             $   683  $   683
Buildings and improvements        23,318   17,416
Leasehold improvements             6,664    1,971
Machinery and equipment           41,756   32,371
Construction-in-process            1,117    6,347
                                 -------  -------
                                  73,538   58,788
Less accumulated depreciation     37,352   32,258
                                 -------  -------
Net property and equipment       $36,186  $26,530
                                 =======  =======


The construction-in-process in 1998 related primarily to a new manufacturing facility for Mitchell Gold which was completed early in fiscal 1999.

Note 5- SHORT-TERM BORROWINGS

The Company has unsecured short-term lines of credit of $31,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings:

                                                           1999            1998           1997
                                                         --------        --------        -------
                                                                      (in thousands)
Amount outstanding at year end                            $4,164         $ 2,093         $1,731

Maximum amount outstanding at any month end                9,813          12,956          5,394

Average borrowings (based on weighted daily balances)      5,615           9,255          3,840

Weighted average interest rate during the year               5.7%            6.1%           6.2%

Weighted average interest rate at year end                   6.0%            5.7%           6.4%

NOTE 6 - LONG-TERM DEBT

Long-term debt consists of the following:

                             1999            1998
                           --------        --------
                                (in thousands)
Revolving bank loans        $46,207         $25,000
Industrial revenue bond       5,565           5,785
Convertible debentures        3,000           3,000
Other                           189             498
                            -------         -------
                             54,961          34,283

Less current maturities         353             487
                            -------         -------
Total long-term debt        $54,608         $33,796
                            =======         =======

In November 1998 and July 1999, the Company executed agreements for revolving bank loans payable in full on April 30, 2002, and July 31, 2002, respectively. The agreements require quarterly interest payments at the London Interbank Offering Rate ("LIBOR") plus a spread ranging from .35% to 1.30%. The revolving bank loans contain financial covenants including ratios on leverage to cash flow, debt to total capitalization and interest coverage. At November 28, 1999, the Company was in compliance with the provisions of the agreements. The proceeds from the loans were used to provide working capital for the Company and its subsidiaries, fund the initial purchase amount to acquire Mitchell Gold and provide funding for the acquisition and retirement of long-term debt of Storehouse (Note 2).

The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for Mitchell Gold. Annual principal payments are required ranging from $220,000 to $405,000 through 2017. Interest rates range from 3.0% to 5.0%. The bonds are collateralized primarily by the new facility.

The convertible debentures were issued in connection with the acquisition of Mitchell Gold as part of the initial purchase amount. The convertible debentures can be converted to 393,444 shares (adjusted for the 10% stock dividend) of the Company's common stock at any time after October 31, 1999, and prior to maturity at October 31, 2001. The debentures bear interest at the rate of 7% payable quarterly (Note 2).

The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to November 28, 1999, are approximately $353,000 in 2000; $3,299,000 in 2001; $46,454,000 in 2002; $255,000 in 2003; $260,000 in 2004; and
$4,340,000 thereafter.

NOTE 7- DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $100,000 in 1999, $101,000 in 1998 and $457,000 in 1997.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $140,000 in 1999, $140,000 in 1998 and $107,000 in 1997.

The Company has non-qualified retirement plans for certain personnel. The plans enable participants to defer income on a pre-tax basis and are not funded. The Company matches a portion of the deferral for certain participants. The charges to expense were $377,000 in 1999, $168,000 in 1998 and $132,000 in 1997.


NOTE 8- EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $621,000 in 1999, $531,000 in 1998 and $417,000 in 1997.

Note 9 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2009 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $5,532,000 in 1999, $2,205,000 in 1998 and $1,762,000 in 1997. The increase for 1999 reflects additional rental costs at Storehouse.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,437,000 in 1999, $1,412,000 in 1998 and $1,399,000 in 1997 and is included in other income in the accompanying Consolidated Statements of Income.

Minimum lease commitments at November 28, 1999, under long-term operating real estate leases are as follows:

               Lease Expense       Lease Income
               -------------       ------------

2000           $ 9,815,000         $1,366,000
2001             9,165,000          1,260,000
2002             8,587,000          1,223,000
2003             8,171,000          1,108,000
2004             7,741,000          1,005,000
Thereafter      18,150,000          1,730,000
               -----------         ----------
               $61,629,000         $7,692,000
               ===========         ==========

In August 1999, the Company executed an agreement to enter into a five-year lease of a new manufacturing facility in Elliston, Virginia, currently under construction. Funding under the agreement is limited to $25 million. Payments under this lease are based on LIBOR plus a spread ranging from .35% to 1.30%. The Company has an option to renew the lease for up to two five-year extensions, subject to certain conditions. Upon expiration of the lease, the Company has the option to purchase the property, or the facility can be sold to a third party with the Company's guarantee of a residual value of not less than 85% of the total cost. The above table of minimum lease commitments excludes any payment related to this guarantee. The agreement contains financial covenants including ratios on leverage to cash flow, debt to total capitalization and interest
coverage.   At November 28, 1999, the Company was in compliance with these covenants.  The facility was placed in service in January 2000.

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 6 to 10 years. Current monthly expense is $262,000 plus a variable mileage charge.

Health Insurance Plan

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $30,000 up to $100,000 per person annually, and aggregate claims ranging from $600,000 up to $7,500,000 in 1999. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Employment Agreements

The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $802,000 in 1999.

In connection with the acquisitions in 1998 and 1999, the Company's subsidiaries have employment agreements with certain key officers for periods of three to five years with salaries up to $275,000.

Litigation

The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resulting liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

NOTE 10 - STOCK OPTION PLANS

The Company has two stock option plans as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized.

Under the 1993 incentive stock option plan (as amended), 3,264,937 shares of unissued common stock or treasury stock have been made available for grants. These options were granted at market value on the date of grant, have been adjusted for stock splits and dividends and are exercisable for a term of eight to ten years from the date of grant.

Under the 1983 incentive stock option plan (as amended), 3,132,420 shares of unissued common stock or treasury stock were available for grants. These options are exercisable for a term of ten years from the date of grant. These options were granted at market value on the date of grant and have been adjusted for stock splits and dividends. Effective January 28, 1993, no further options may be granted under this plan.

SFAS 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively; dividend yield of 1.5%, 1.0% and 1.0%; expected volatility of 45.6, 42.0 and 32.7 percent; risk-free interest rates of 6.0%, 5.2% and 6.0%; and expected lives of 4, 4 and 8 years.

Under the accounting provisions of SFAS Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                    1999         1998         1997
------------------------------------------------------------------------
Net earnings
     As reported                 $13,901,000  $11,200,000  $6,286,000
     Pro forma                   $12,756,000  $10,474,000  $6,209,000

Net earnings per common share
     As reported                 $      1.04  $      0.82  $     0.44
     Pro forma                   $      0.95  $      0.77  $     0.44

Net earnings per common share
assuming dilution
     As reported                 $      0.98  $      0.79  $     0.43
     Pro forma                   $      0.90  $      0.74  $     0.42

A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                           November 28, 1999               November 29, 1998            November 30, 1997
----------------------------------------------------------------------------------------------------------------------
                                              Weighted                           Weighted                  Weighted
                                              Average                            Average                   Average
                                              Exercise                           Exercise                  Exercise
                           Shares             Price            Shares            Price           Shares    Price
----------------------------------------------------------------------------------------------------------------------
Outstanding
 at beginning
 of year                    1,569,613         $6.01          1,094,823           $ 4.69          1,192,646     $4.45
  Granted                     774,466          9.69            744,028             7.18             36,850      8.01
  Exercised                  (116,824)         3.94           (261,813)            3.70           (114,048)     3.40
  Forfeited                  (122,057)         7.84             (7,425)           10.68            (20,625)     3.78
                           ----------                        ---------                           ---------
Outstanding
at end of year              2,105,198         $7.37          1,569,613           $ 6.01          1,094,823     $4.69
                           ==========                        =========                           =========

Weighted-average
fair value of
options granted
during the year                 $2.35                            $4.01                              $ 3.00
                                =====                            =====                              ======

The following table summarizes information about fixed stock options outstanding at November 28, 1999.

                    Options Outstanding                                            Options Exercisable
----------------------------------------------------------------------------------------------------------------------
Range                       Number              Weighted            Weighted       Number                Weighted
of                          Outstanding at      Average             Average        Exercisable           Average
Exercise                    November 28,        Remaining           Exercise       November 28,          Exercise
Prices                      1999                Contractual Life    Price          1999                  Price
----------------------------------------------------------------------------------------------------------------------
$0.78 - $2.79                126,585                 3               $ 1.95         126,585               $ 1.95
 3.86 -  5.00                374,804                 5                 4.66         374,804                 4.66
 6.25 -  6.94                381,502                 8                 6.58         381,502                 6.58

 7.30 -  8.18         433,924         9         7.66        59,400        7.75
 8.98 -  9.60         442,266         9         9.25       380,600        9.19
10.28 - 12.05         346,117         9        10.39        50,325       11.03
                     --------                              -------
                    2,105,198                 $ 7.37     1,373,216      $ 6.57
                    =========                            =========

NOTE 11- TAXES ON INCOME

Provisions for income taxes in the Consolidated Statements of Income consisted of the following components:

                            1999         1998         1997
                         -----------  -----------  ----------

Current                  $ 8,575,000   $6,385,000  $3,650,000

Deferred                    (464,000)     545,000     (50,000)
                         -----------   ----------  ----------

Total taxes on income    $ 8,111,000   $6,930,000  $3,600,000
                         ===========   ==========  ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes are as follows:


                                                      1999         1998
                                                      ----         ----
Bad debt reserve                                 $   330,000   $   335,000
Deferred compensation                              1,685,000     1,404,000
Net operating loss carryforwards                     479,000             -
Other                                                708,000       349,000
                                                 -----------   -----------

Gross deferred tax assets                          3,202,000     2,088,000
                                                 -----------   -----------

Receivables                                          632,000       958,000
Inventories                                          641,000             -
Property and equipment                               541,000     1,426,000
Investment property                                2,179,000     1,926,000
Other                                                 47,000       232,000
                                                 -----------   -----------

Gross deferred tax liabilities                     4,040,000     4,542,000
                                                 -----------   -----------

Net deferred tax liability                       $  (838,000)  $(2,454,000)
                                                 ===========   ===========

Included in the balance sheet:
  Deferred income tax-current                    $   238,000   $   181,000
  Deferred income tax liabilities-non-current     (1,076,000)   (2,635,000)
                                                 -----------   -----------
  Net deferred tax liability                     $  (838,000)  $(2,454,000)
                                                 ===========   ===========

At November 28, 1999, the Company had deferred tax assets relating to net operating loss carryforwards for income tax purposes of $1,200,000 that will expire in fiscal 2017.

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                     1999         1998         1997
                                     ----         ----         ----

Income tax expense, computed
  at the statutory rate           $7,704,000   $6,245,000   $3,360,000
State income taxes, net of
  federal income tax benefit         558,000      480,000      304,000
Life insurance transactions          (65,000)     (41,000)     (40,000)
Goodwill                             231,000            -            -
Other items, net                    (317,000)     246,000      (24,000)
                                  ----------   ----------   ----------

Total taxes on income             $8,111,000   $6,930,000   $3,600,000
                                  ==========   ==========   ==========

Note 12 - MAJOR CUSTOMER INFORMATION

Shipments to the Company's top three customers as a percent of net shipments were 17% in 1999, 19% in 1998 and 19% in 1997. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 31% in 1999, 30% in 1998 and 34% in 1997. Shipments to one customer, Levitz Furniture, as a percent of net shipments amounted to 4% in 1999, 10% in 1998 and 16% in 1997. Receivables from the Company's top three customers as a percent of year-end receivables amounted to 25% in 1999 and 30% in 1998.

NOTE 13 -SEGMENT REPORTING

The Company's operations are classified into two business segments; wholesale and retail home furnishings. Prior to the acquisition of Storehouse, the Company reported its operations as one segment, wholesale home furnishings.

The wholesale home furnishings segment manufactures upholstered furniture. Upholstered furniture includes sofas, loveseats, occasional chairs and sleep sofas, covered with fabric or leather. Additionally, the Company manufactures a line of casual wood furniture.

The retail home furnishings segment sells home furnishings and accessories to customers through Company-owned stores. These products consist of upholstered furniture (primarily obtained from related companies), casegoods and home accessories.

The other category is comprised of additional subsidiaries reviewed by management including parent company expenses. During 1998, the Company created a parent company organization that moved the investment in subsidiaries from Rowe Furniture to the parent, and is included in other below.

                                   Wholesale             Retail
                                      Home                Home
                                  Furnishings         Furnishings     Inter-segment
                                    Segment             Segment       Eliminations       Other        Consolidated
      1999                                           (in thousands)                                   ------------
      ----
Net shipments                          $ 252,222          $ 50,446       $ (13,004)      $     -         $ 289,664
Interest expense                           2,462               443            (219)            -             2,686
Depreciation and amortization              4,671             1,241               -           253             6,165
Pre-tax net earnings(loss)                22,222            (1,528)           (325)        1,643            22,012

Capital expenditures                       7,174             1,485               -           171             8,830
Total assets                             118,261            48,892         (92,698)       94,125           168,580

               1998

Net shipments                          $ 185,733          $ 13,389       $ (5,722)       $     -         $ 193,400
Interest expense                             694                 -              -              -               694
Depreciation and amortization              3,023               249              -            501             3,773
Pre-tax net earnings(loss)                16,165              (325)          (297)         2,587            18,130

Capital expenditures                       6,423               389              -            139             6,951
Total assets                              96,935             4,246        (59,652)        68,933           110,462

               1997

Net shipments                          $ 137,835          $ 10,965       $ (4,682)       $     -         $ 144,118
Interest expense                             268                 2              -              9               279
Depreciation and amortization              2,301               220              -            256             2,777
Pre-tax net earnings(loss)                 9,150              (369)            30          1,075             9,886

Capital expenditures                       2,918                74              -            269             3,261
Total assets                              84,849             3,340        (32,886)         8,407            63,710

NOTE 14 - QUARTERLY FINANCIAL INFORMATION

Quarter                                  First             Second         Third          Fourth
------------------------------------------------------------------------------------------------------------------
                                        (Unaudited, in thousands, except per share amounts)
1999
Net shipments                            $59,966           $63,895        $70,234        $95,569
Gross profit                              16,467            17,882         21,277         32,468
Net earnings                               3,092             3,042          2,923          4,844
Net earnings per common share(1)            0.23              0.23           0.22           0.36
Net earnings per common share
  assuming dilution(1)                      0.21              0.21           0.21           0.35

1998
Net shipments                            $45,331           $45,617        $47,972        $54,480
Gross profit                              12,206            11,804         12,641         15,422
Net earnings(2)                            2,598             2,429          2,232          3,941
Net earnings per common share(1)(2)         0.19              0.17           0.16           0.29
Net earnings per common share
 assuming dilution(1)(2)                    0.18              0.17           0.15           0.29

(1) Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period, adjusted for the 10% stock dividend. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(2) Earnings for the second quarter of 1998 include a gain of approximately $0.02 per share, after tax, in unusual items reflecting the sale of the Levitz Furniture receivable partially offset by increase in reserve for bad debts, write-down of investment property and other unusual charges.


NOTE 15 - RECENT ACCOUNTING PRONOUNCEMENTS

In April 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for fiscal years beginning after December 15, 1998. The SOP requires that the costs of start-up activities be expensed as incurred. Currently, the Company defers all costs incurred prior to the opening of a new Company-owned store and amortizes these costs over the store's first twelve months of operations. The SOP requires companies to report the initial application of the standard as a cumulative effect of an accounting change. The Company will adopt this standard in the first quarter of fiscal 2000. Management believes that the adoption of this standard will not have a material effect on the Company's results.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Management believes that the adoption of this standard will not have a material effect on the Company's results.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Rowe Companies is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with generally accepted accounting principles and include amounts based on management's estimates and judgments.

The Rowe Companies maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are accurate, Company assets are safeguarded, and financial statements present fairly the consolidated financial position of the Company.

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

Gerald M. Birnbach                                Arthur H. Dunkin
Chairman of the Board and President               Secretary-Treasurer


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Rowe Companies
McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of November 28, 1999 and November 29, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended November 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at November 28, 1999 and November 29, 1998, and the results of their operations and their cash flows for each of the three years in the period ended November 28, 1999, in conformity with generally accepted accounting principles.


High Point, North Carolina                        BDO SEIDMAN, LLP
January 12, 2000