Form 10-K, Exhibit 13
period 2000-12-03
ROWE COMPANIES
filed 2001-02-26
CIK 85417

                                                                    EXHIBIT (13)


Stock Price and Dividend Data
-----------------------------

                                        Market Price       Dividends
                 Quarter Ended         High       Low    Paid Per Share
2000             February 27          9.6250     7.3750    $ 0.035
                 May 28               7.6870     3.8125      0.035
                 August 28            4.8125     3.8125      0.035
                 December 3           4.6250     2.8125      0.035
                                                           -------
                                                           $ 0.140
                                                           =======

1999             February 28          12.750     8.9375    $ 0.032
                 May 30               11.875     9.0625      0.032
                 August 29            10.500     8.1875      0.032
                 November 28           9.500     7.6250      0.032
                                                           -------
                                                           $ 0.127
                                                           =======

Stock prices and dividends paid per share have been adjusted to give retroactive effect to a 10% stock dividend declared on November 2, 1999.

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 3, 2000, the Company had approximately 1,000 stockholders of record.

--------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

Year Ended December 3, 2000

Compared to Year Ended November 28, 1999

Net shipments in 2000 increased by $71,632,000, or 25.9%, to $348,398,000 from
$276,766,000 in 1999. Included in net shipments were a full twelve months of operations at Storehouse, Inc. ("Storehouse"), which was acquired August 1, 1999 (see Note 2 of the consolidated financial statements). Excluding Storehouse, net shipments increased 2.3% in 2000. The increase in net shipments was primarily due to increases at The Mitchell Gold Company ("Mitchell Gold") and Home Elements, Inc. ("Home Elements").

Gross profit in 2000 increased by $33,802,000, or 38.8%, to $120,882,000 from
$87,080,000 in 1999. As a percentage of shipments, gross profit in 2000 increased to 34.7% from 31.5% in 1999. Excluding the effects of Storehouse, gross profit as a percentage of shipments ("gross margin") decreased slightly, from 29.5% in 1999 to 29.4% in 2000. This decrease was primarily due to costs associated with the new manufacturing facility in Elliston, Virginia, including rent, moving costs, and efficiency losses during the transition. Also impacting gross profit margins were increased health and medical costs, particularly at Rowe Furniture. Management anticipates that gross margins will continue to increase, as efficiency improves, health care costs are contained at Rowe Furniture and as the mix of sales shifts to more retail sales at substantially higher profit margins.

Selling and administrative expenses in 2000 increased by $39,875,000, or 63.0%, to $103,177,000 from $63,302,000 in 1999. Of this increase, $32,600,000 represents a full year of costs at Storehouse in 2000, compared to four months included in 1999; $2,900,000 results from growth at Home Elements in support of new stores; $1,500,000 results from growth and increased sales at Mitchell Gold; and the remaining $2,200,000 represents increased salaries and benefits, as well as increased provisions for losses on receivables at Rowe Furniture, and increased corporate expenses at Rowe Companies. Also included in 2000 were approximately $692,000 in pre-opening expenses that, under new accounting guidance, were expensed as incurred. The Company provided $1,200,000 for potential losses on receivables, including the Heilig-Meyers and other bankruptcy filings. Management anticipates that selling and administrative expenses will increase with the full year impact of new retail stores, and as infrastructure improvements are made at Storehouse.

Operating income in 2000 decreased by $6,073,000 to $17,705,000 from $23,778,000 in 1999. Increases in gross profits, primarily from sales at Storehouse, were offset by selling and administrative expenses at Storehouse and other subsidiaries noted above.

Interest expense in 2000 increased by $2,136,000 to $4,267,000 from $2,131,000 in 1999 due to increased borrowings used to finance the Storehouse acquisition, higher interest rates during much of the year (on average, approximately 110 basis points higher during the year), and an increase in the LIBOR spread based on the Company's financial ratios.

Net other income decreased by $455,000 from $1,870,000 in 1999 to $1,415,000 in 2000. Increases in rental income from investment properties were offset by the absence in 2000 of certain non-recurring transactions at Storehouse.

The Company's effective tax rate increased from 36.8% during 1999 to 39.9% in 2000. This increase is primarily attributable to the impact of increased, non-deductible goodwill charges relative to the lower level of pre-tax income between 1999 and 2000.

Net earnings from continuing operations declined in 2000 by $5,923,000, from $14,857,000 in 1999 to $8,934,000. Lower operating income, higher interest expense and lower other income accounted for the decline.

During the fourth quarter of 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. Declining sales (primarily due to order flow disruptions resulting from prior manufacturing problems), increased provisions for sales returns, labor and overhead losses due to low sales volume and efficiency issues, resulted in substantially lower operating results in 2000. Impairment losses on goodwill and property and equipment, as well as costs to dispose excess inventory and severance costs to the employees, resulted in a $3.6 million after-tax charge on the disposal.

Year Ended November 28, 1999

Compared to Year Ended November 29, 1998

Net shipments in 1999 increased by $96,407,000, or 53.5%, to $276,766,000 from
$180,359,000 in 1998. Included in net shipments were operations at newly acquired subsidiaries, including 12 months of operations at Mitchell Gold versus one month in 1998 and four months of operations at Storehouse, acquired August 1, 1999. Excluding these new subsidiaries, net shipments in 1999 increased 9.5% versus 1998. Management believes that shipments increased primarily from the addition of new dealers, increased purchases by existing customers and favorable product mix.

Gross profit in 1999 increased by $37,403,000, or 75.3%, to $87,080,000 from
$49,677,000 in 1998. As a percentage of shipments, gross profit in 1999 increased to 31.5% from 27.5% in 1998. Excluding the effect of the acquisition of Storehouse, gross profit as a percentage of shipments increased to 29.5%. Management believes that this increase was primarily a result of improved product mix and improved manufacturing efficiencies, particularly at Rowe Furniture, and increased sales at Home Elements stores.

Selling and administrative expenses in 1999 increased by $30,932,000, or 95.6% to $63,302,000 from $32,370,000 in 1998. Of this increase, $21,500,000 represented costs at newly acquired subsidiaries Storehouse and Mitchell Gold; $5,000,000 resulted from new stores opened in late 1998 and throughout 1999 at Home Elements, including staff expansion to support the growth in 1999 and further anticipated growth in 2000; and the remaining $4,500,000 resulted from increased direct selling expenses, the expansion of corporate staff to coordinate and monitor the activities of the subsidiaries and the gain on the sale of Levitz Furniture receivables in 1998.

Operating income in 1999 increased by $6,471,000, or 37.4%, to $23,778,000 from $17,307,000 in 1998. The increase related to higher shipments and gross profit at Rowe Furniture, as well as the favorable operating results of Mitchell Gold.

Interest expense in 1999 increased by $1,904,000, or 839%, to $2,131,000 from $227,000 in 1998. The increase in interest expense results from borrowings incurred to finance the acquisition in late 1998 of Mitchell Gold and the acquisition in 1999 of Storehouse, as well as to finance capital expenditures and treasury stock repurchases. Essentially all of the Company's long-term debt is at floating rates tied to LIBOR.

Other income in 1999 increased by $828,000, or 79.5% to $1,870,000 from $1,042,000 in 1998. Virtually all of this increase resulted from certain non-recurring transactions at Storehouse and the write-down of investment property of $288,000 in 1998.

Net earnings from continuing operations increased by $3,662,000, or 32.7% to $14,857,000 from $11,195,000 in 1998. Included in net earnings in 1998 was approximately $0.02 per share after-tax gain on sale of a receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other charges.

Liquidity and Capital Resources

The Company has historically financed its operations and capital requirements primarily with internally generated funds. To fund the acquisitions of Wexford and Mitchell Gold in 1998, followed by Storehouse in 1999, the Company entered into two revolving bank loan agreements in November 1998 and July 1999 for $25,000,000 each. In addition, during 1999, the Company leased a new plant to replace its Salem, Virginia, upholstery plant (see Notes 2, 6 & 9 of the consolidated financial statements).

Net cash provided by operating activities was $14,398,000, $12,124,000 and $3,011,000 in 2000, 1999 and 1998, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts, including improved collection efforts over receivables in 2000, better control over inventory levels in 2000 and a reduction of supplier payables and payments to eliminate factoring loans at Wexford during 1998. Charge-offs (excluding recoveries) as a percentage of net shipments increased from 0.08% in 1998, to 0.13% in 1999, to 0.28% in 2000. The increase in 2000 was primarily due to the Heilig-Meyers bankruptcy filing.

Net cash used in investing activities was $14,294,000, $17,703,000 and $19,893,000 for 2000, 1999 and 1998, respectively. Capital expenditures were $9,155,000, $8,830,000 and $6,951,000 for 2000, 1999 and 1998, respectively.
Expenditures in 2000 were made for a production planning and scheduling system to improve management of the production process and inventory, and to fund new retail store openings. Expenditures for 1999 and 1998 were incurred primarily in connection with the expansion of the Company's production capacity and additions of equipment and information systems, including upgrades and replacements associated with Year 2000 requirements.

Management anticipates that the Company's capital expenditures for 2001 will approximate $5,000,000. These expenditures include final costs for the production planning and scheduling system referred to above, continuing upgrades and improvements to information systems and several additional retail locations at Home Elements and Storehouse.

During 2000, the Company paid $5,000,000 under the interim earn-out provisions of the Mitchell Gold purchase agreement. The Company also invested $8,892,000 (net of cash acquired) and $12,942,000 in 1999 and 1998, respectively, to acquire new businesses, including Storehouse in 1999 and Mitchell Gold and Wexford in 1998.

Financing activities provided (utilized) net cash of ($1,815,000), $8,203,000 and $18,512,000 in 2000, 1999 and 1998, respectively. This includes the revolving bank loans entered into during 1999 and 1998, offset by the reduction of higher rate debt at Storehouse in 1999, as well as repurchases of the Company's common stock and dividends paid to stockholders. During 2001, the $3,000,000 of convertible debentures issued in conjunction with the Mitchell Gold acquisition will mature. Based upon the Company's current stock price, it is anticipated that a cash payment will be made to retire this debt at maturity.

The amount outstanding under the Company's lines of credit was $4,000,000 at December 3, 2000. The Company had lines of credit totaling $18,000,000 at December 3, 2000.

The Company believes that net cash provided by operating activities and available lines of credit will be adequate to fund anticipated growth and to meet the Company's foreseeable capital requirements and operating needs through 2001.

The Company's bank financing agreements contain financial covenants. In anticipation of being out of compliance with these covenants, the Company requested and received waivers from the lending institutions for the third quarter of 2000. With the decision to discontinue operations at Wexford, the Company incurred a significant loss on the disposal that was recorded in the fourth quarter, causing the Company to be out of compliance. Subject to the execution of final documents, the Company received waivers from the lending institutions for the fourth quarter ending December 3, 2000, and modified the agreements going forward to exclude losses related to the disposal of Wexford. In conjunction with these discussions, in February 2001, the Company agreed to add additional ranges to the borrowing agreements whereby higher interest rates would be applicable should financial performance, as measured by funded debt to EBITDA, exceeds 2.75x. The Company granted the lending institutions a security interest in certain non-real estate assets of the Company. The Company also extended the term of the revolving loan issued in November 1998 by one year to March 31, 2003, and converted $8 million of its available short-term lines of credit to revolving bank debt maturing in March 2002.

New Accounting Standards

In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. The Company believes that its revenue recognition practices are in conformity with the guidelines in SAB 101 and that this pronouncement will have no material impact on its financial statements.

In March 2000, the FASB released Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation: an interpretation of APB Opinion No. 25." Interpretation No. 44 provides clarification of certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 has no impact on its financial statements.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sales transaction to be classified as revenue. The Company will adopt Issue 00-10 in the first quarter of 2001, and does not expect it to have a material impact on the Company's consolidated statements of income.

Interest Risk Disclosures

Because the Company's obligations under its term loans, revolving loans, lines of credit and industrial revenue bonds bear interest at variable rates, the Company is sensitive to changes in prevailing interest rates. A 10% fluctuation in market interest rates would result in a change of approximately $420,000 in interest expense during the 2001 fiscal year.

Forward Looking Statements

Certain portions of this report, particularly the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations, contain forward-looking statements. These statements can be identified by the use of future tense or dates or terms such as "believe," "expect," "anticipate," or "plan." Important factors could cause actual results to differ materially from those anticipated by some of the statements made in this report. Some of the factors include, among other things, changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger or acquisition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

The Rowe Companies Annual Report 2000
Five Year Summary

                                                                            2000(1)  1999(1)(2)  1998(1)(3)     1997        1996
                                                                         (53 weeks)  (52 weeks)  (52 weeks)  (52 weeks)  (52 weeks)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands, except per share amounts)
Net shipments                                                             $ 348,398   $ 276,766   $ 180,359   $ 144,118   $ 142,723
Gross profit                                                                120,882      87,080      49,677      38,954      37,593
Operating income                                                             17,705      23,778      17,307       8,775      10,248
Net earnings from continuing operations (4)(5)                                8,934      14,857      11,195       6,286       7,052
Net earnings (4)(5)                                                       $   3,544   $  13,901   $  11,200   $   6,286   $   7,052


Working capital                                                           $  31,008   $  33,959   $  30,473   $  17,404   $  18,232
Total assets                                                                164,584     168,580     110,462      63,710      64,280
Long-term debt                                                               52,761      54,608      33,796           -           -
Stockholders' equity                                                      $  55,422   $  54,659   $  45,236   $  39,442   $  40,188


Ratio of current assets to current liabilities                             1.6 to 1    1.6 to 1    2.2 to 1    1.9 to 1    1.9 to 1
Ratio of cash and receivables to current liabilities                       0.7 to 1    0.8 to 1    1.3 to 1    1.1 to 1    1.3 to 1


Net earnings from continuing operations per common share - basic          $    0.68   $    1.11   $    0.82   $    0.44   $    0.48
Net earnings per common share - basic                                     $    0.27   $    1.04   $    0.82   $    0.44   $    0.48
Weighted average common shares                                               13,152      13,426      13,672      14,250      14,707
Net earnings from continuing operations per common share
  assuming dilution                                                       $    0.66   $    1.04   $    0.79   $    0.43   $    0.47
Net earnings per common share assuming dilution                           $    0.27   $    0.98   $    0.79   $    0.43   $    0.47
Weighted average common shares and equivalents                               13,703      14,372      14,128      14,666      15,117
Cash dividends paid per share                                             $    0.14   $    0.13   $    0.11   $    0.09   $    0.07

Weighted average shares and earnings per share amounts have been adjusted to give retroactive effect to a 10% stock dividend declared November 2, 1999.

(1) The 2000, 1999, and 1998 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc. (See Note 2 of the consolidated financial statements).

(2)  The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See
     Note 2 of the consolidated financial statements).

(3) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the consolidated financial statements).

(4) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other charges.

(5) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.19 per share, primarily associated with the write-off of a receivable from Levitz Furniture.

The Rowe Companies Annual Report 2000
CONSOLIDATED BALANCE SHEETS

                                                                                   12/3/00    11/28/99
--------------------------------------------------------------------------------------------------------
                                                                                       (in thousands)
ASSETS (Note 6)
CURRENT ASSETS
Cash and cash equivalents                                                         $   3,393    $   5,104
Accounts receivable (net of allowance
  for losses of $1,856 in 2000 and $864 in 1999) (Note 13)                           30,892       38,340
Inventories (Notes 1 & 3)                                                            41,297       41,381
Deferred income taxes (Note 12)                                                       2,057          238
Prepaid expenses and other                                                            3,884        3,098
                                                                                  ---------    ---------
    Total current assets                                                             81,523       88,161
                                                                                  ---------    ---------

PROPERTY AND EQUIPMENT (Notes 1 & 4)                                                 36,117       36,186
                                                                                  ---------    ---------

OTHER ASSETS
Cash value of life insurance (Note 7)                                                 3,975        3,874
Investment property (net of accumulated depreciation of
  $6,403 in 2000 and $2,657 in 1999) (Notes 1 & 9)                                    8,484        7,629
Goodwill (net of amortization of $1,827 in 2000 and $977 in 1999) (Notes 1 & 2)      30,357       27,938
Miscellaneous                                                                         4,128        4,792
                                                                                  ---------    ---------
    Total other assets                                                               46,944       44,233
                                                                                  ---------    ---------
                                                                                  $ 164,584    $ 168,580
                                                                                  =========    =========
LIABILITIES
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                                     $   3,299    $     353
Short-term bank borrowings (Note 5)                                                   4,000        4,164
Accounts payable                                                                     24,621       28,436
Accrued expenses:
  Compensation                                                                        3,254        3,769
  Income taxes                                                                          770        1,783
  Other                                                                               6,336        6,823
Customer deposits                                                                     7,515        8,620
Deferred compensation - current portion (Note 7)                                        720          254
                                                                                  ---------    ---------
    Total current liabilities                                                        50,515       54,202

LONG-TERM DEBT (Note 6)                                                              52,761       54,608
DEFERRED COMPENSATION (Note 7)                                                        4,225        4,035
DEFERRED INCOME TAXES (Note 12)                                                       1,661        1,076
                                                                                  ---------    ---------
    Total liabilities                                                               109,162      113,921
                                                                                  ---------    ---------

COMMITMENTS AND CONTINGENCIES (Notes 2, 7, 8, 9 & 10)

STOCKHOLDERS' EQUITY (Note 11)
COMMON STOCK; par value $1 per share, 50,000,000 authorized shares                   16,520       16,513
CAPITAL IN EXCESS OF PAR VALUE                                                       23,083       23,039
RETAINED EARNINGS                                                                    37,772       36,077
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)                                 (32)          --
LESS TREASURY STOCK                                                                 (21,921)     (20,970)
                                                                                  ---------    ---------
    Total stockholders' equity                                                       55,422       54,659
                                                                                  ---------    ---------
                                                                                  $ 164,584    $ 168,580
                                                                                  =========    =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Consolidated Statements of Income and Comprehensive Income

                                                                                      Year Ended
---------------------------------------------------------------------------------------------------------------
                                                                         12/3/00       11/28/99       11/29/98
                                                                       (53 weeks)     (52 weeks)     (52 weeks)
---------------------------------------------------------------------------------------------------------------
                                                                       (in thousands, except per share amounts)
Net shipments (Notes 2 & 13)                                            $ 348,398      $ 276,766      $ 180,359
Cost of shipments                                                         227,516        189,686        130,682
                                                                        ---------      ---------      ---------
   Gross profit                                                           120,882         87,080         49,677
Selling and administrative expenses                                       103,177         63,302         32,370
                                                                        ---------      ---------      ---------
   Operating income                                                        17,705         23,778         17,307
Interest expense                                                           (4,267)        (2,131)          (227)
Other income, net (Note 9)                                                  1,415          1,870          1,042
                                                                        ---------      ---------      ---------
   Earnings from continuing operations before taxes                        14,853         23,517         18,122
Taxes on income (Note 12)                                                   5,919          8,660          6,927
                                                                        ---------      ---------      ---------

Net earnings from continuing operations                                     8,934         14,857         11,195

Discontinued operations (Note 2):
Income(loss) from discontinued operations of Wexford,
   less tax expense(benefit) of $(954), $(549), and $3, respectively       (1,829)          (956)             5
Loss on disposal of Wexford, including provision for
   $490 of operating losses, net of tax benefit of $(1,894)                (3,561)            --             --
                                                                        ---------      ---------      ---------

Net earnings                                                            $   3,544      $  13,901      $  11,200
                                                                        ---------      ---------      ---------

Other comprehensive income, net of tax:

Fair market value adjustments on derivatives (Note 1)                         (32)            --             --
                                                                        ---------      ---------      ---------

Comprehensive income                                                    $   3,512      $  13,901      $  11,200
                                                                        =========      =========      =========


Net earnings from continuing operations per common share (Note 1)       $    0.68      $    1.11      $    0.82
                                                                        =========      =========      =========

Net earnings per common share (Note 1)                                  $    0.27      $    1.04      $    0.82
                                                                        =========      =========      =========

  Weighted average common shares                                           13,152         13,426         13,672
                                                                        =========      =========      =========

Net earnings from continuing operations per common
  share assuming dilution (Note 1)                                      $    0.66      $    1.04      $    0.79
                                                                        =========      =========      =========

Net earnings per common share assuming dilution (Note 1)                $    0.27      $    0.98      $    0.79
                                                                        =========      =========      =========

  Weighted average common shares and equivalents                           13,703         14,372         14,128
                                                                        =========      =========      =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------
                                                                                             Year Ended
                                                                                   12/3/00     11/28/99     11/29/98
                                                                                ----------   ----------   ----------
                                                                                (53 weeks)   (52 weeks)   (52 weeks)
--------------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands)
Increase (Decrease) in Cash
Cash flows from operating activities:
   Cash received from customers                                                  $ 364,863    $ 282,710    $ 189,437
   Cash paid to suppliers and employees                                           (340,033)    (262,017)    (180,372)
   Income taxes paid, net of refunds                                                (6,183)      (7,726)      (6,403)
   Interest paid                                                                    (5,693)      (2,686)        (694)
   Interest received                                                                   288          159          337
   Other receipts - net                                                              1,156        1,684          706
                                                                                 ---------    ---------    ---------
Net cash and cash equivalents provided by operating activities                      14,398       12,124        3,011
                                                                                 ---------    ---------    ---------
Cash flows from investing activities:
   Proceeds from sale of property and equipment                                         21           19           --
   Capital expenditures                                                             (9,155)      (8,830)      (6,951)
   Payments to acquire businesses (Note 2)                                          (5,160)      (8,892)     (10,442)
   Investment in Storehouse, Inc. (Note 2)                                              --           --       (2,500)
                                                                                 ---------    ---------    ---------
Net cash used in investing activities                                              (14,294)     (17,703)     (19,893)
                                                                                 ---------    ---------    ---------
Cash flows from financing activities:
   Net borrowings (payments) under line of credit                                     (164)       2,071          362
   Proceeds from issuance of long-term debt                                         13,020       25,132       25,000
   Payments to reduce long-term debt                                               (11,922)     (14,522)      (1,444)
   Proceeds from issuance of common stock                                               51          460          968
   Dividends paid                                                                   (1,849)      (1,714)      (1,498)
   Purchase of treasury stock                                                         (951)      (3,224)      (4,876)
                                                                                 ---------    ---------    ---------
Net cash provided by (used in) financing activities                                 (1,815)       8,203       18,512
                                                                                 ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                                (1,711)       2,624        1,630
Cash at beginning of year                                                            5,104        2,480          850
                                                                                 ---------    ---------    ---------
Cash at end of year                                                              $   3,393    $   5,104    $   2,480
                                                                                 =========    =========    =========

--------------------------------------------------------------------------------------------------------------------

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities


Net earnings                                                                     $   3,544    $  13,901    $  11,200
                                                                                 ---------    ---------    ---------
Adjustments to reconcile net earnings to net cash
provided by operating activities, net of disposition of business:
  Loss on disposition of Wexford                                                     5,455           --           --
  Depreciation and amortization                                                      8,581        6,165        3,773
  Provision for deferred compensation                                                  816        1,083          762
  Payments made for deferred compensation                                             (160)        (319)        (590)
  Deferred income taxes                                                             (2,099)        (472)         545
  Provision for losses on accounts receivable (recoveries)                           1,485          413       (1,285)
  Loss on disposition of assets                                                         29            4           --

  Change in operating assets and liabilities net of effects of acquisition and disposition of businesses:
    Decrease (increase) in accounts receivable                                       5,564       (9,379)      (3,963)
    Decrease (increase) in inventories                                                (832)      (5,692)      (2,164)
    Decrease (increase) in prepaid expenses and other                                 (887)        (795)        (468)
    Decrease (increase) in other assets                                                472       (1,210)         378
    Increase (decrease) in accounts payable                                         (4,750)       3,830       (2,549)
    Increase (decrease) in accrued expenses                                         (1,715)       2,170       (2,619)
    Increase (decrease) in customer deposits                                        (1,105)       2,425           (9)
                                                                                 ---------    ---------    ---------
         Total adjustments                                                          10,854       (1,777)      (8,189)
                                                                                 ---------    ---------    ---------
Net cash provided by operating activities                                        $  14,398    $  12,124    $   3,011
                                                                                 =========    =========    =========

Supplemental Disclosures of Cash Flows:
Fair value of assets acquired other than cash                                                 $  37,272    $  31,955
Liabilities assumed                                                                             (28,380)     (18,513)
Convertible debentures issued                                                                         -       (3,000)
                                                                                              ---------    ---------
Payments to acquire businesses                                                                $   8,892    $  10,442
                                                                                              =========    =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Consolidated Statements of Stockholders' Equity

                                               Year Ended December 3, 2000, November 28, 1999 and November 29, 1998
                                           ---------------------------------------------------------------------------
                                                       Common Stock                                 Treasury Stock
                                           ---------------------------------------                --------------------
                                                                      Capital in                                        Accumulated
                                             Shares      $1 Par        Excess of     Retained     Number of            Comprehensive
                                             Issued       Value        Par Value     Earnings       Shares     Cost    Income (Loss)
----------------------------------------------------------------------------------  ------------  ----------------------------------
                                                        (in thousands, except share and per share amounts)
Balance at November 30, 1997              14,667,783    $ 14,668     $ 8,633       $ 29,011     2,124,261     $ 12,870      $     -
   Acquisition of treasury stock                                                                  516,958        4,876
   Cash dividends paid, $0.11 per share                                              (1,498)
   Exercise of stock options                 238,012         238         730
   Net earnings for the year ended
      November 29, 1998                                                              11,200
                                          ----------  ----------   ---------   ------------   -----------   ----------   ----------
Balance at November 29, 1998              14,905,795      14,906       9,363         38,713     2,641,219       17,746            -
   Acquisition of treasury stock                                                                  324,592        3,224
   Cash dividends paid, $0.13 per share                                              (1,714)
   Exercise of stock options                 106,104         106         354
   10% stock dividend (Note 1)             1,501,063       1,501      13,322        (14,823)      286,318
   Net earnings for the year ended
       November 28, 1999                                                             13,901
                                          ----------  ----------   ---------   ------------   -----------   ----------   ----------
Balance at November 28, 1999              16,512,962      16,513      23,039         36,077     3,252,129       20,970            -
   Acquisition of treasury stock                                                                  153,818          951
   Cash dividends paid, $0.14 per share                                              (1,849)
   Exercise of stock options                   7,185           7          44
   Fair market value change on derivatives                                                                                      (32)
   Net earnings for the year ended
       December 3, 2000                                                               3,544
                                          ----------  ----------   ---------   ------------   -----------   ----------   ----------

Balance at December 3, 2000               16,520,147    $ 16,520    $ 23,083       $ 37,772     3,405,947     $ 21,921    $     (32)
                                          ==========  ==========   =========   ============   ===========   ==========   ==========

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

Description of Business- The Rowe Companies (the "Company") consists of three manufacturing subsidiaries - Rowe Furniture, Inc. ("Rowe"), The Mitchell Gold Company ("Mitchell Gold"), and The Wexford Collection, Inc. ("Wexford") - and two retail furniture chains - Storehouse, Inc. ("Storehouse") and Home Elements, Inc. ("Home Elements"). Storehouse and Home Elements stores are geographically distributed across the mid-Atlantic, southeastern, and southwestern United States. The manufacturing subsidiaries sell upholstered, leather and casual wood furniture throughout the United States and in some international markets. On November 10, 2000, the Company announced its intention to discontinue operations at Wexford and sell the assets. See Note 2.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition- The manufacturing subsidiaries recognize sales when products are shipped and invoiced to customers. The retail subsidiaries recognize sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer.

Credit Risk- Substantially all of the company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with an individual customer except as described in Note 13.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories- Inventories are valued at the lower of cost or market. All subsidiaries utilize the first-in, first-out (FIFO) method to compute cost except for Storehouse, which utilizes the last-in, first-out (LIFO) method.

Property, Equipment and Depreciation- Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years), and leasehold improvements (terms of leases).

Long-Lived Assets- Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss related to the closing of Wexford.

Fair Value of Financial Instruments- Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. The Company also holds an interest rate swap contract and one interest rate collar contract. See Note 10 for information concerning the fair value of these financial instruments.

Intangible Assets- Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated cash flows. If estimated future cash flows are not sufficient to recover the carrying amounts of goodwill, the assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss related to the closing of Wexford.

Advertising Costs- Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $14,623,000, $8,176,000 and $4,357,000 in 2000, 1999 and 1998, respectively.

Derivatives- The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 2000 by SFAS No.
138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company adopted SFAS 133, as amended, in the fourth quarter of fiscal 2000. See Note 10.

Income Taxes- Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting For Income Taxes."

Comprehensive Income (Loss)- The Company adopted SFAS No. 130, "Reporting Comprehensive Income" during the fourth quarter of 2000. The Company has reported the components of comprehensive income in the Consolidated Statements of Stockholders' Equity. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, other comprehensive income (loss) consists of changes in the fair market value of derivatives. Prior to the fourth quarter of 2000, the Company had no derivative financial instruments or items of other comprehensive income.

Earnings Per Share- The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share. In November, 1999, the Company's Board of Directors declared a 10% stock dividend. All earnings per share, weighted average share amounts, dividends paid per share and stock option amounts have been restated to reflect the stock dividend.

                                               2000     1999      1998
                                               ----     ----      ----
                                                   (in thousands)

Net earnings available to basic shares       $ 3,544   $13,901   $11,200
Add interest expense on assumed conversion
  of convertible debentures, net of tax          132       132        11
                                             -------   -------   -------
Net earnings available to diluted shares     $ 3,676   $14,033   $11,211
                                             =======   =======   =======

Weighted average common shares
  outstanding (Basic)                         13,152    13,426    13,672
Effect of dilutive stock options and
  convertible debentures                         551       946       456
                                             -------   -------   -------
Weighted average common shares and
  equivalents outstanding (Diluted)           13,703    14,372    14,128
                                             =======   =======   =======

Statement of Cash Flows- For purpose of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year- The Company's accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal 2000 contained 53 weeks, whereas fiscal years 1999 and 1998 each contained 52 weeks.

Reclassifications- Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

Note 2 - Acquisitions and Disposals

On January 1, 1998, the Company acquired, through a newly created subsidiary, The Wexford Collection, Inc., the assets and assumed certain liabilities of J & M Designs, Ltd.-Carson, California, a manufacturer of solid wood reproductions. The purchase price included a cash payment of $200,000. The Company accounted for the acquisition using the purchase method of accounting.

On November 10, 2000, the Company announced its intention to discontinue manufacturing operations at Wexford and deploy its resources in other segments that offer the greatest potential. The Company anticipates selling the manufacturing assets and subleasing the building to a third party. This sale is expected to close during the first quarter of fiscal year 2001. The Company recorded a $3.6 million charge, net of taxes, during the fourth quarter to cover the costs of the closure and disposal of the remaining assets. This transaction has been reflected as a discontinued operation and income statements have been restated for 1998, 1999 and prior quarters for 2000. Included in the balance sheet at December 3, 2000, were assets of Wexford of $3.0 million, including receivables of $1.3 million, property, plant and equipment of $1.2 million, and inventory and other assets of approximately $500,000. Net revenues at Wexford were $11,606,000 in 2000, $12,898,000 in 1999 and $13,401,000 in 1998.
Discontinued operations resulted in a loss per common share of $0.41 in 2000, $0.07 in 1999 and $0.00 in 1998. On a diluted basis, loss per share was $0.39 in 2000, $0.06 in 1999, and $0.00 in 1998.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. During 2000, a $5 million payment was made in accordance with the interim earn-out provisions of the purchase agreement. Additional earn-out provisions allow for a maximum purchase price of $32 million if certain earnings targets are attained over a four or five year period. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $15,000,000 at December 3, 2000.

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations throughout the mid-atlantic, northeast, southeast and southwestern United States. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $15,000,000 at December 3, 2000.

Each of the above companies is now operated as a wholly-owned subsidiary of the Company, and their operations are included in the Consolidated Statements of Income and Comprehensive Income from the dates of acquisition.

Note 3 - Inventories


Inventory components are as follows:


                                  2000                   1999
                                  ----                   ----
                                       (in thousands)
Retail merchandise             $18,645                $18,000
Finished goods                   3,164                  3,166
Work-in-process                  4,742                  4,391
Raw materials                   14,746                 15,824
                               -------                -------
Total inventories              $41,297                $41,381
                               =======                =======

Included in retail merchandise was $14,260,000 for 2000 and $15,110,000 for 1999 of inventory valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $302,000 and $60,000, respectively, over the amounts shown above.

Note 4- Property and Equipment

Property and equipment consists of the following:

                                        2000                  1999
                                        ----                  ----
                                             (in thousands)

Land                                 $   642               $   683
Buildings and improvements            19,118                23,318
Leasehold improvements                 8,853                 6,664
Machinery and equipment               44,481                41,756
Construction-in-process                3,319                 1,117
                                     -------               -------
                                      76,413                73,538
Less accumulated depreciation         40,296                37,352
                                     -------               -------
Net property and equipment           $36,117               $36,186
                                     =======               =======
Note 5- Short-Term Borrowings

The Company has unsecured short-term lines of credit of $18,000,000 with banks at rates not to exceed the prime interest rate. The following summarizes aggregate short-term borrowings:

                                                          2000      1999        1998
                                                          ----      ----        ----
                                                                (in thousands)
Amount outstanding at year end                          $ 4,000    $ 4,164    $ 2,093

Maximum amount outstanding at any month end               9,378      9,813     12,956

Average borrowings (based on weighted daily balances)     6,852      5,615      9,255

Weighted average interest rate during the year              7.9%       5.7%       6.1%

Weighted average interest rate at year end                  7.3%       6.0%       5.7%

Note 6- Long-Term Debt

Long-term debt consists of the following:

                                       2000       1999
                                       ----       ----
                                      (in thousands)

Revolving bank loans                $47,659    $46,207
Industrial revenue bond               5,335      5,565
Convertible debentures                3,000      3,000
Other                                    66        189
                                    -------    -------
                                     56,060     54,961
Less current maturities               3,299        353
                                    -------    -------
Total long-term debt                $52,761    $54,608
                                    =======    =======

In November 1998 and July 1999, as amended in October, 2000, the Company executed agreements for revolving bank loans payable in full on April 30, 2002, and July 31, 2002, respectively. The agreements require quarterly interest payments at the London Interbank Offering Rate ("LIBOR") plus a spread ranging from .35% to 2.50%. The proceeds from the loans were used to provide working capital for the Company and its subsidiaries, fund the initial purchase price of Mitchell Gold and provide funding for the acquisition and retirement of long-term debt of Storehouse.

The Company's bank financing agreements contain financial covenants. In anticipation of being out of compliance with these covenants, the Company requested and received waivers from the lending institutions for the third quarter of 2000. With the decision to discontinue operations at Wexford, the Company incurred a significant loss on the disposal that was recorded in the fourth quarter, causing the Company to be out of compliance. Subject to the execution of final documents, the Company received waivers from the lending institutions for the fourth quarter ending December 3, 2000, and modified the agreements going forward to exclude losses related to the disposal of Wexford. In conjunction with these discussions, in February 2001, the Company agreed to add additional ranges to the borrowing agreements whereby higher interest rates would be applicable should financial performance, as measured by funded debt to EBITDA, exceeds 2.75x. The Company granted the lending institutions a security interest in certain non-real estate assets of the Company. The Company also extended the term of the revolving loan issued in November 1998 by one year to March 31, 2003 and converted $8 million of its available short-term lines of credit to revolving bank debt maturing in March 2002.

The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for Mitchell Gold. Annual principal payments are required ranging from $235,000 to $405,000 through 2017. Interest rates range from 3.0% to 5.0%. The bonds are collateralized primarily by the new facility.

The convertible debentures were issued in connection with the acquisition of Mitchell Gold as part of the initial purchase amount. The convertible debentures can be converted to 393,444 shares of the Company's common stock at any time after October 31, 1999, and prior to maturity at October 31, 2001. The debentures bear interest at the rate of 7% payable quarterly.

The aggregate annual maturities of long-term debt during each of the five fiscal years subsequent to December 3, 2000 are approximately $3,299,000 in 2001; $47,906,000 in 2002; $255,000 in 2003; $260,000 in 2004; $270,000 in 2005; and
$4,070,000 thereafter.

Note 7 - Deferred Compensation Plans

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $114,000 in 2000, $100,000 in 1999 and $101,000 in 1998.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $147,000 in 2000, $140,000 in 1999 and $140,000 in 1998.

The Company has non-qualified retirement plans for certain personnel. The plans enable participants to defer income on a pre-tax basis and are not funded. The Company matches a portion of the deferral for certain participants. The charges to expense were $396,000 in 2000, $377,000 in 1999 and $168,000 in 1998.

Note 8- Employee Benefit Plans

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $696,000 in 2000, $621,000 in 1999, and $531,000 in 1998.

Note 9- Commitments and Contingencies

Operating Leases

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2018 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $13,211,000 in 2000, $5,532,000 in 1999 and $2,205,000 in 1998. The increases for 2000 and 1999 reflect additional rental costs at Storehouse and in 2000, rent for the Elliston facility, as discussed below.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements generally have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,570,000 in 2000, $1,437,000 in 1999 and $1,412,000 in 1998 and is included in other income in the accompanying Consolidated Statements of Income and Comprehensive Income. Since June 2000, investment properties include the Company's former manufacturing facility located in Salem, Virginia.

Minimum lease commitments at December 3, 2000, under long-term operating leases are as follows:

                                 Lease Expense         Lease Income
                                 -------------         ------------
2001                             $14,105,000            1,564,000
2002                              13,041,000            1,469,000
2003                              12,387,000            1,239,000
2004                              11,259,000              835,000
2005                               7,499,000              143,000
Thereafter                        16,836,000                   --
                                 -----------          -----------
                                 $75,127,000          $ 5,250,000
                                 ===========          ===========

In August 1999, as amended in October 2000, the Company executed an agreement to enter into a five-year lease of a new manufacturing facility in Elliston, Virginia. Funding under the agreement was $25 million. Payments under this lease are based on the funded amount times LIBOR plus a spread ranging from .35% to 2.50%. Upon expiration of the lease, the Company has the option to purchase the property, or the facility can be sold to a third party with the Company's guarantee of a residual value of not less than 85% of the total cost. The above table of minimum lease commitments excludes any payment related to this guarantee. The agreement contains financial covenants including ratios on leverage to cash flow, debt to total capitalization and interest coverage. With the decision to discontinue operations at Wexford, the Company incurred a significant loss on the disposal that was recorded in the fourth quarter, causing the Company to be out of compliance. Subject to the execution of final documents, the Company received a waiver from the lending institution at December 3, 2000, and modified the agreement going forward, relating to the loss on disposal of Wexford. In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from five to nine years. Current monthly expense is $280,000 plus a variable mileage charge.

Health Insurance Plan

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $30,000 up to $100,000 per person annually, and aggregate claims ranging from $600,000 up to $7,500,000 in 2000. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Employment Agreements

The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $822,000 in 2000 and $802,000 in 1999.

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

Note 10 -Interest Rate Hedging

During the fourth quarter of fiscal 2000, the Company entered into two contracts to hedge the interest rate risk exposure on the Elliston plant lease. As discussed in Note 9, payments under this lease are based on LIBOR plus a spread. To hedge the risk of increasing interest rates, the Company entered into a $20 million notional principal interest rate swap that effectively converted the floating rate LIBOR-based payments to fixed payments at 6.805% plus the spread calculated under the lease agreement. This agreement expires in August 2004. At December 3, 2000, LIBOR was 6.73%, resulting in an increase to the monthly interest cost of $1,250. In accordance with SFAS 133, as amended, the Company recorded a liability for the present value of the increase in interest over the remaining term of the lease of approximately $48,000, net of taxes of approximately $16,000. This amount is reflected in other comprehensive income, as the Company has designated the contract as a cash flow hedge.

In addition to the interest rate swap referred to above, the Company entered into an interest rate collar on $5 million notional principal which limits the float on the remainder of the lease balance between a floor of 5.75% plus a spread, and a cap of 8.25% plus a spread. This agreement expires in April 2003. As LIBOR is between the floor and cap rates established by this agreement, no value has been established for this contract.

Note 11 -Stock Option Plans

The Company has two stock option plans as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized.

Under the 1993 incentive stock option plan, as amended, 3,264,937 shares of unissued common stock or treasury stock have been made available for grants. These options were granted at market value on the date of grant and have been adjusted for stock splits and dividends. The vesting on these options range from immediate to up to ten years and are exercisable for a term of eight to ten years from the date of grant.

Under the 1983 incentive stock option plan, as amended, 3,132,420 shares of unissued common stock or treasury stock were available for grants. These options are exercisable for a term of ten years from the date of grant. These options were granted at market value on the date of grant and have been adjusted for stock splits and dividends. Effective January 28, 1993, no further options may be granted under this plan.

SFAS 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively; dividend yield of 1.5%, 1.5% and 1.0%; expected volatility of 56.6%, 45.6% and 42.0%; risk-free interest rates of 6.0%, 6.0% and 5.2%; and expected lives of four years.

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                     2000             1999             1998
-------------------------------------------------------------------------------
Net earnings
    As reported                   $3,544,000      $13,901,000      $11,200,000
    Pro forma                     $3,166,000      $12,756,000      $10,474,000

Net earnings per common share
    As reported                   $     0.27      $      1.04      $      0.82
    Pro forma                     $     0.24      $      0.95      $      0.77

Net earnings per common share
assuming dilution
    As reported                   $     0.27      $      0.98      $      0.79
    Pro forma                     $     0.24      $      0.90      $      0.74


A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                                  December 3, 2000             November 28, 1999              November 29, 1998
-----------------------------------------------------------------------------------------------------------------------
                                          Weighted                      Weighted                       Weighted
                                          Average                       Average                        Average
                                          Exercise                      Exercise                       Exercise
                          Shares          Price         Shares          Price             Shares       Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding
 at beginning
 of year                2,105,198        $   7.37     1,569,613      $   6.01           1,094,823     $  4.69
  Granted                 169,000            8.23       774,466          9.69             744,028        7.18
  Exercised                (7,185)           7.05      (116,824)         3.94            (261,813)       3.70
  Forfeited              (256,712)           8.35      (122,057)         7.84              (7,425)      10.68
                       ----------                     ---------                         ---------
Outstanding
 at end of year         2,010,301        $   7.32     2,105,198      $   7.37           1,569,613     $  6.01
                       ==========                     =========                         =========
Weighted-average
 fair value of
 options granted
 during the year         $   3.72                        $ 2.35                           $  4.01
                       ==========                     =========                         =========

The following table summarizes information about fixed stock options outstanding at December 3, 2000.

                                          Options Outstanding                            Options Exercisable
-----------------------------------------------------------------------------------------------------------------------
Range                      Number           Weighted              Weighted            Number            Weighted
of                         Outstanding at   Average               Average             Exercisable       Average
Exercise                   December 3,      Remaining             Exercise            December 3,       Exercise
Prices                     2000             Contractual Life      Price               2000              Price
-----------------------------------------------------------------------------------------------------------------------
$0.79 - $2.79                126,580                2              $1.94                126,580         $1.94
 3.86 -  5.00                382,348                4               4.67                375,682          4.67
 6.25 -  6.93                373,142                7               6.58                373,142          6.58
 7.30 -  8.18                272,691                8               7.76                165,143          7.76
 8.38 -  9.60                577,515                8               9.04                504,542          9.01
10.28 - 12.05                278,025                7              10.41                 48,858         10.85
                           ---------                                                  ---------

                           2,010,301                               $7.32              1,593,947        $ 6.78
                           =========                                                  =========

Note 12- Taxes on Income

Provisions for income taxes in the Consolidated Statements of Income consisted of the following components:

                            2000           1999           1998
                            ----           ----           ----

Current                 $ 5,062,000    $ 8,575,000    $ 6,385,000

Deferred                 (1,991,000)      (464,000)       545,000
                        -----------    -----------    -----------

Total taxes on income   $ 3,071,000    $ 8,111,000    $ 6,930,000
                        ===========    ===========    ===========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes were as follows:

                                                     2000          1999
                                                     ----          ----

Bad debt reserve                                $   788,000    $   330,000
Deferred compensation                             1,931,000      1,685,000
Net operating loss carryforwards                     54,000        479,000
Goodwill                                            771,000             --
Other                                               874,000        708,000
                                                -----------    -----------
Gross deferred tax assets                         4,418,000      3,202,000
                                                -----------    -----------

Receivables                                         315,000        632,000
Inventories                                         122,000        641,000
Property and equipment                            1,576,000        541,000
Investment property                               2,009,000      2,179,000
Other                                                    --         47,000
                                                -----------    -----------

Gross deferred tax liabilities                    4,022,000      4,040,000
                                                -----------    -----------

Net deferred tax asset (liability)              $   396,000    $  (838,000)
                                                ===========    ===========

Included in the balance sheet:
  Deferred income tax-current                   $ 2,057,000    $   238,000
  Deferred income tax liabilities-non-current    (1,661,000)    (1,076,000)
                                                -----------    -----------
  Net deferred tax asset (liability)            $   396,000    $  (838,000)
                                                ===========    ===========

At December 3, 2000, the Company had net operating loss carryforwards for income tax purposes of $138,000 that will expire in fiscal 2016.

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                     2000           1999           1998
                                     ----           ----           ----

Income tax expense, computed
    at the statutory rate        $ 2,315,000    $ 7,704,000    $ 6,245,000
State income taxes, net of
    federal income tax benefit       357,000        558,000        480,000
Goodwill                             435,000        231,000             --
Life insurance transactions          (56,000)       (65,000)       (41,000)
Other items, net                      20,000       (317,000)       246,000
                                 -----------    -----------    -----------

Total taxes on income            $ 3,071,000    $ 8,111,000    $ 6,930,000
                                 ===========    ===========    ===========


Note 13- Major Customer Information

Shipments to the Company's top three customers as a percent of net shipments were 15% in 2000, 17% in 1999 and 19% in 1998. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 28% in 2000, 31% in 1999 and 30% in 1998. Receivables from the Company's top three customers as a percent of year-end receivables amounted to 28% in 2000 and 25% in 1999.

Note 14 -Segment Reporting

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

                                           Wholesale       Retail
                                              Home          Home
                                          Furnishings    Furnishings                   Inter-segment
                                            Segment        Segment         Other        Eliminations         Consolidated
                                            -------        -------         -----        ------------         ------------
2000                                                    (in thousands)
Net shipments                              $ 253,079      $ 122,050      $      --       $  (26,731)         $  348,398
Interest expense                               2,304          1,600            363               --               4,267
Depreciation and amortization                  4,739          3,064            314               --               8,117
Pre-tax net earnings(loss)
  from continuing operations                  17,647         (2,554)            25             (265)             14,853

Capital expenditures                           4,982          3,325            719               --               9,026
Total assets                                 115,782         47,844         96,051          (98,089)            161,588

1999

Net shipments                              $ 239,324      $  50,446      $      --       $  (13,004)         $  276,766
Interest expense                               1,907            443             --             (219)              2,131
Depreciation and amortization                  4,199          1,241            253               --               5,693
Pre-tax net earnings(loss)                    23,889         (1,528)         1,481             (325)             23,517

Capital expenditures                           6,871          1,485            171               --               8,527
Total assets                                 109,344         48,892         94,125          (92,698)            159,663

1998

Net shipments                              $ 172,692      $  13,389      $      --       $   (5,722)         $  180,359
Interest expense                                 227             --             --               --                 227
Depreciation and amortization                  2,723            249            501               --               3,473
Pre-tax net earnings(loss)                    16,242           (325)         2,502             (297)             18,122

Capital expenditures                           4,665            389            139               --               5,193
Total assets                                  88,363          4,246         68,933          (59,652)            101,890

The consolidated amounts for capital expenditures and total assets exclude amounts for the discontinued Wexford segment. Capital expenditures at Wexford were $129,000, $303,000 and $1,758,000 for 2000, 1999 and 1998, respectively.
Total assets at Wexford were $2,996,000, $8,917,000 and $8,572,000 for 2000,
1999, and 1998, respectively. Depreciation and amortization at Wexford were $464,000, $472,000 and $300,000 for 2000, 1999 and 1998, respectively.

Note 15 - Quarterly Financial Information

Quarter                                     First       Second        Third       Fourth(1)
---------------------------------------------------------------------------------------------
                                          (Unaudited, in thousands, except per share amounts)
2000
Net shipments                             $   83,820   $   84,182   $   83,137   $   97,259
Gross profit                                  29,768       29,452       28,806       32,856
Net earnings from continuing operations        2,819        1,449        1,033        3,633
Net earnings                                   2,392        1,184          652         (684)
Net earnings from continuing operations
    per common share                            0.21         0.11         0.08         0.28
Net earnings (loss) per common share            0.18         0.09         0.05        (0.05)
Net earnings from continuing operations
   per common share assuming dilution           0.20         0.11         0.08         0.27
Net earnings (loss) per common share
   assuming dilution                            0.17         0.09         0.05        (0.05)

1999
Net shipments                             $   56,912   $   60,297   $   66,955   $   92,602
Gross profit                                  15,967       17,498       21,020       32,595
Net earnings from continuing operations        3,142        3,204        3,213        5,298
Net earnings                                   3,092        3,042        2,923        4,844
Net earnings from continuing operations
   per common share                             0.23         0.24         0.24         0.40
Net earnings per common share                   0.23         0.23         0.22         0.36
Net earnings from continuing operations
   per common share assuming dilution           0.22         0.22         0.23         0.38
Net earnings per common share
  assuming dilution                             0.21         0.21         0.21         0.35

Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

(1) The fourth quarter of fiscal year 2000 includes an adjustment for the discontinued operations of Wexford. All prior quarters presented have been restated.

Note 16 - Recent Accounting Pronouncements

In December 1999, the staff of the Securities and Exchange Commission released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. The Company believes that its revenue recognition practices are in conformity with the guidelines in SAB 101 and that this pronouncement will have no material impact on its financial statements.

In March 2000, the FASB released Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation: an interpretation of APB Opinion No. 25." Interpretation No. 44 provides clarification of certain issues, such as the determination of who is an employee, the criteria for determining whether a plan qualifies as a non-compensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. The Company believes that its practices are in conformity with this guidance, and therefore Interpretation No. 44 has no impact on its financial statements.

In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus regarding Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires any shipping and handling costs billed to customers in a sales transaction to be classified as revenue. The Company will adopt Issue 00-10 in the first quarter of fiscal 2001, and does not expect it to have a material impact on the Company's consolidated statements of income.

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

The Rowe Companies maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are accurate, Company assets are safeguarded and financial statements present fairly the consolidated financial position of the Company.

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

Gerald M. Birnbach                             Michael M. Thurmond
Chairman of the Board and President            Chief Financial Officer,
                                               Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Rowe Companies
McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of December 3, 2000 and November 28, 1999, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 3, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at December 3, 2000 and November 28, 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 3, 2000, in conformity with accounting principles generally accepted in the United States of America.

High Point, North Carolina                                   BDO SEIDMAN, LLP
February 12, 2001

The Rowe Companies Annual Report 2000
Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------
                                                                                            Year Ended
                                                                                  12/3/00     11/28/99        11/29/98
                                                                             -------------  ----------      ----------
                                                                                (53 weeks)   (52 weeks)     (52 weeks)
----------------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
   Cash received from customers                                                  $ 364,863    $ 282,710    $ 189,437
   Cash paid to suppliers and employees                                           (340,033)    (262,017)    (180,372)
   Income taxes paid, net of refunds                                                (6,183)      (7,726)      (6,403)
   Interest paid                                                                    (5,693)      (2,686)        (694)
   Interest received                                                                   288          159          337
   Other receipts - net                                                              1,156        1,684          706
                                                                                 ---------    ---------    ---------
Net cash and cash equivalents provided by operating activities                      14,398       12,124        3,011
                                                                                 ---------    ---------    ---------
Cash flows from investing activities:
   Proceeds from sale of property and equipment                                         21           19            -
   Capital expenditures                                                             (9,155)      (8,830)      (6,951)
   Payments to acquire businesses (Note 2)                                          (5,160)      (8,892)     (10,442)
   Investment in Storehouse, Inc. (Note 2)                                               -            -       (2,500)
                                                                                 ---------    ---------    ---------
Net cash used in investing activities                                              (14,294)     (17,703)     (19,893)
                                                                                 ---------    ---------    ---------
Cash flows from financing activities:
   Net borrowings (payments) under line of credit                                     (164)       2,071          362
   Proceeds from issuance of long-term debt                                         13,020       25,132       25,000
   Payments to reduce long-term debt                                               (11,922)     (14,522)      (1,444)
   Proceeds from issuance of common stock                                               51          460          968
   Dividends paid                                                                   (1,849)      (1,714)      (1,498)
   Purchase of treasury stock                                                         (951)      (3,224)      (4,876)
                                                                                 ---------    ---------    ---------
Net cash provided by (used in) financing activities                                 (1,815)       8,203       18,512
                                                                                 ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents                                (1,711)       2,624        1,630
Cash at beginning of year                                                            5,104        2,480          850
                                                                                 ---------    ---------    ---------
Cash at end of year                                                              $   3,393    $   5,104    $   2,480
                                                                                 =========    =========    =========

----------------------------------------------------------------------------------------------------------------------

Reconciliation of Net Earnings to Net Cash Provided by Operating Activities



Net earnings                                                                     $   3,544    $  13,901    $  11,200
                                                                                 ---------    ---------    ---------
Adjustments to reconcile net earnings to net cash
provided by operating activities, net of disposition of business:
  Loss on disposition of Wexford                                                     5,455            -            -
  Depreciation and amortization                                                      8,581        6,165        3,773
  Provision for deferred compensation                                                  816        1,083          762
  Payments made for deferred compensation                                             (160)        (319)        (590)
  Deferred income taxes                                                             (2,099)        (472)         545
  Provision for losses on accounts receivable (recoveries)                           1,485          413       (1,285)
  Loss on disposition of assets                                                         29            4            -

  Change in operating assets and liabilities net of effects of acquisition and disposition of businesses:
    Decrease (increase) in accounts receivable                                       5,564       (9,379)      (3,963)
    Decrease (increase) in inventories                                                (832)      (5,692)      (2,164)
    Decrease (increase) in prepaid expenses and other                                 (887)        (795)        (468)
    Decrease (increase) in other assets                                                472       (1,210)         378
    Increase (decrease) in accounts payable                                         (4,750)       3,830       (2,549)
    Increase (decrease) in accrued expenses                                         (1,715)       2,170       (2,619)
    Increase (decrease) in customer deposits                                        (1,105)       2,425           (9)
                                                                                 ---------    ---------    ---------
         Total adjustments                                                          10,854       (1,777)      (8,189)
                                                                                 ---------    ---------    ---------
Net cash provided by operating activities                                        $  14,398    $  12,124    $   3,011
                                                                                 =========    =========    =========

Supplemental Disclosures of Cash Flows:
Fair value of assets acquired other than cash                                                 $  37,272    $  31,955
Liabilities assumed                                                                             (28,380)     (18,513)
Convertible debentures issued                                                                         -       (3,000)
                                                                                              ---------    ---------
Payments to acquire businesses                                                                $   8,892    $  10,442
                                                                                              =========    =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Five Year Summary

                                                                             2000(1)   1999(1)(2) 1998(1)(3)    1997       1996
                                                                            (53 weeks) (52 weeks) (52 weeks) (52 weeks) (52 weeks)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands, except per share amounts)
Net shipments                                                                $348,398   $276,766   $180,359   $144,118   $142,723
Gross profit                                                                  120,882     87,080     49,677     38,954     37,593
Operating income                                                               17,705     23,778     17,307      8,775     10,248
Net earnings from continuing operations (4)(5)                                  8,934     14,857     11,195      6,286      7,052
Net earnings (4)(5)                                                          $  3,544   $ 13,901   $ 11,200   $  6,286   $  7,052


Working capital                                                              $ 31,008   $ 33,959   $ 30,473   $ 17,404   $ 18,232
Total assets                                                                  164,584    168,580    110,462     63,710     64,280
Long-term debt                                                                 52,761     54,608     33,796          -          -
Stockholders' equity                                                         $ 55,422   $ 54,659   $ 45,236   $ 39,442   $ 40,188


Ratio of current assets to current liabilities                               1.6 to 1   1.6 to 1   2.2 to 1   1.9 to 1   1.9 to 1
Ratio of cash and receivables to current liabilities                         0.7 to 1   0.8 to 1   1.3 to 1   1.1 to 1   1.3 to 1


Net earnings from continuing operations per common share - basic             $   0.68   $   1.11   $   0.82   $   0.44   $   0.48
Net earnings per common share - basic                                        $   0.27   $   1.04   $   0.82   $   0.44   $   0.48
Weighted average common shares                                                 13,152     13,426     13,672     14,250     14,707
Net earnings from continuing operations per common share assuming dilution   $   0.66   $   1.04   $   0.79   $   0.43   $   0.47
Net earnings per common share assuming dilution                              $   0.27   $   0.98   $   0.79   $   0.43   $   0.47
Weighted average common shares and equivalents                                 13,703     14,372     14,128     14,666     15,117
Cash dividends paid per share                                                $   0.14   $   0.13   $   0.11   $   0.09   $   0.07

Weighted average shares and earnings per share amounts have been adjusted to give retroactive effect to a 10% stock dividend declared November 2, 1999.

(1) The 2000, 1999, and 1998 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc. (See Note 2 of the consolidated financial statements).

(2)  The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See
     Note 2 of the consolidated financial statements).

(3) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the consolidated financial statements).

(4) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other charges.

(5) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.19 per share, primarily associated with the write-off of a receivable from Levitz Furniture.

The Rowe Companies Annual Report 2000
CONSOLIDATED BALANCE SHEETS

                                                                                 12/3/2000     11/28/1999
---------------------------------------------------------------------------------------------------------
                                                                                     (in thousands)
ASSETS (Note 6)
CURRENT ASSETS
Cash and cash equivalents                                                         $   3,393    $   5,104
Accounts receivable (net of allowance
   for losses of $1,856 in 2000 and $864 in 1999) (Note 13)                          30,892       38,340
Inventories (Notes 1 & 3)                                                            41,297       41,381
Deferred income taxes (Note 12)                                                       2,057          238
Prepaid expenses and other                                                            3,884        3,098
                                                                                  ---------    ---------
   Total current assets                                                              81,523       88,161
                                                                                  ---------    ---------

PROPERTY AND EQUIPMENT (Notes 1 & 4)                                                 36,117       36,186
                                                                                  ---------    ---------

OTHER ASSETS
Cash value of life insurance (Note 7)                                                 3,975        3,874
Investment property (net of accumulated depreciation of
  $6,403 in 2000 and $2,657 in 1999) (Notes 1 & 9)                                    8,484        7,629
Goodwill (net of amortization of $1,827 in 2000 and $977 in 1999) (Notes 1 & 2)      30,357       27,938
Miscellaneous                                                                         4,128        4,792
                                                                                  ---------    ---------
   Total other assets                                                                46,944       44,233
                                                                                  ---------    ---------
                                                                                  $ 164,584    $ 168,580
                                                                                  =========    =========

LIABILITIES
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                                     $   3,299    $     353
Short-term bank borrowings (Note 5)                                                   4,000        4,164
Accounts payable                                                                     24,621       28,436
Accrued expenses:
   Compensation                                                                       3,254        3,769
   Income taxes                                                                         770        1,783
   Other                                                                              6,336        6,823
Customer deposits                                                                     7,515        8,620
Deferred compensation - current portion (Note 7)                                        720          254
                                                                                  ---------    ---------
     Total current liabilities                                                       50,515       54,202

LONG-TERM DEBT (Note 6)                                                              52,761       54,608
DEFERRED COMPENSATION (Note 7)                                                        4,225        4,035
DEFERRED INCOME TAXES (Note 12)                                                       1,661        1,076
                                                                                  ---------    ---------
     Total liabilities                                                              109,162      113,921
                                                                                  ---------    ---------

COMMITMENTS AND CONTINGENCIES (Notes 2, 7, 8, 9 & 10)

STOCKHOLDERS' EQUITY (Note 11)
COMMON STOCK; par value $1 per share, 50,000,000 authorized shares                   16,520       16,513
CAPITAL IN EXCESS OF PAR VALUE                                                       23,083       23,039
RETAINED EARNINGS                                                                    37,772       36,077
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)                                 (32)          --
LESS TREASURY STOCK                                                                 (21,921)     (20,970)
                                                                                  ---------    ---------
     Total stockholders' equity                                                      55,422       54,659
                                                                                  ---------    ---------
                                                                                  $ 164,584    $ 168,580
                                                                                  =========    =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Consolidated Statements of Income and Comprehensive Income

                                                                                    Year Ended
-------------------------------------------------------------------------------------------------------------
                                                                       12/3/2000     11/28/1999   11/29/1998
                                                                       (53 weeks)    (52 weeks)   (52 weeks)
-------------------------------------------------------------------------------------------------------------
                                                                     (in thousands, except per share amounts)
Net shipments (Notes 2 & 13)                                            $ 348,398    $ 276,766    $ 180,359
Cost of shipments                                                         227,516      189,686      130,682
                                                                        ---------    ---------    ---------
   Gross profit                                                           120,882       87,080       49,677
Selling and administrative expenses                                       103,177       63,302       32,370
                                                                        ---------    ---------    ---------
   Operating income                                                        17,705       23,778       17,307
Interest expense                                                           (4,267)      (2,131)        (227)
Other income, net (Note 9)                                                  1,415        1,870        1,042
                                                                        ---------    ---------    ---------
   Earnings from continuing operations before taxes                        14,853       23,517       18,122
Taxes on income (Note 12)                                                   5,919        8,660        6,927
                                                                        ---------    ---------    ---------

Net earnings from continuing operations                                     8,934       14,857       11,195

Discontinued operations (Note 2):
Income(loss) from discontinued operations of Wexford,
    less tax expense(benefit) of $(954), $(549), and $3, respectively      (1,829)        (956)           5
Loss on disposal of Wexford, including provision for
   $490 of operating losses, net of tax benefit of $(1,894)                (3,561)          --           --
                                                                        ---------    ---------    ---------

Net earnings                                                            $   3,544    $  13,901    $  11,200
                                                                        ---------    ---------    ---------

Other comprehensive income, net of tax:

Fair market value adjustments on derivatives (Note 1)                         (32)          --           --
                                                                        ---------    ---------    ---------

Comprehensive income                                                    $   3,512    $  13,901    $  11,200
                                                                        =========    =========    =========


Net earnings from continuing operations per common share (Note 1)       $    0.68    $    1.11    $    0.82
                                                                        =========    =========    =========

Net earnings per common share (Note 1)                                  $    0.27    $    1.04    $    0.82
                                                                        =========    =========    =========

  Weighted average common shares                                           13,152       13,426       13,672
                                                                        =========    =========    =========

Net earnings from continuing operations per common
   share assuming dilution (Note 1)                                     $    0.66    $    1.04    $    0.79
                                                                        =========    =========    =========

Net earnings per common share assuming dilution (Note 1)                $    0.27    $    0.98    $    0.79
                                                                        =========    =========    =========

  Weighted average common shares and equivalents                           13,703       14,372       14,128
                                                                        =========    =========    =========

See notes to consolidated financial statements

The Rowe Companies Annual Report 2000
Consolidated Statements of Stockholders' Equity

                                                       Year Ended December 3, 2000, November 28, 1999 and November 29, 1998
                                               -------------------------------------------------------------------------------------
                                                              Common Stock                                Treasury Stock
                                               -------------------------------------------    --------------------------------------
                                                                                Capital in                              Accumulated
                                               Shares      $1 Par     Excess of  Retained     Number of                Comprehensive
                                               Issued      Value      Par Value  Earnings       Shares        Cost     Income (Loss)
------------------------------------------------------------------------------- ----------    --------------------     -------------
                                                                (in thousands, except share and per share amounts)
Balance at November 30, 1997                 14,667,783    $ 14,668   $  8,633   $ 29,011     2,124,261     $ 12,870      $   -
   Acquisition of treasury stock                                                                516,958        4,876
   Cash dividends paid, $0.11 per share                                            (1,498)
   Exercise of stock options                    238,012         238        730
   Net earnings for the year ended
      November 29, 1998                                                            11,200
                                             ----------    --------   --------   --------     ---------     --------      -----
Balance at November 29, 1998                 14,905,795      14,906      9,363     38,713     2,641,219       17,746          -
   Acquisition of treasury stock                                                                324,592        3,224
   Cash dividends paid, $0.13 per share                                            (1,714)
   Exercise of stock options                    106,104         106        354
   10% stock dividend (Note 1)                1,501,063       1,501     13,322    (14,823)      286,318
   Net earnings for the year ended
       November 28, 1999                                                           13,901
                                             ----------    --------   --------   --------     ---------     --------      -----
Balance at November 28, 1999                 16,512,962      16,513     23,039     36,077     3,252,129       20,970          -
   Acquisition of treasury stock                                                                153,818          951
   Cash dividends paid, $0.14 per share                                            (1,849)
   Exercise of stock options                      7,185           7         44
   Fair market value change on derivatives                                                                                  (32)
   Net earnings for the year ended
       December 3, 2000                                                             3,544
                                             ----------    --------   --------   --------     ---------     --------      -----

Balance at December 3, 2000                  16,520,147    $ 16,520   $ 23,083   $ 37,772     3,405,947     $ 21,921      $ (32)
                                             ==========    ========   ========   ========     =========     ========      =====

See notes to consolidated financial statements