Form 10-K, Exhibit 13
period 2001-12-02
ROWE COMPANIES
filed 2002-03-06
CIK 85417

                                                                     EXHIBIT 13

Stock Price and Dividend Data

                                   Market Price
                                   ------------    Dividends
                     Quarter Ended  High   Low   Paid Per Share
                     -------------  ----   ---   --------------
                2001  March 4      4.1000 2.5000     $0.035
                      June 3       4.0100 2.9300      0.035
                      September 2  4.1000 2.0100      0.035
                      December 2   2.2500 0.8800      0.000
                                                     ------
                                                     $0.105
                                                     ======

                2000  February 27  9.6250 7.3750     $0.035
                      May 28       7.6870 3.8125      0.035
                      August 28    4.8125 3.8125      0.035
                      December 3   4.6250 2.8125      0.035
                                                     ------
                                                     $0.140
                                                     ======

   The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 2, 2001, the Company had approximately 1,000 stockholders of record.

--------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Year Ended December 2, 2001 Compared to Year Ended December 3, 2000

   Net shipments in 2001 decreased by $37,497,000, or 10.3%, to $325,438,000 from $362,935,000 in 2000. Effective for fiscal year 2001, the Company implemented EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs". As a result, charges to customers for delivery services have been reclassified to net shipments from cost of sales or selling and administrative expenses. Prior periods have been restated to reflect the current year presentation. See Note 1 of the consolidated financial statements.

   Wholesale segment shipments decreased $29,591,000, or 11.2%, to $235,254,000, including shipments to the retail segment. Of this decrease, $21.7 million resulted from the loss of three major customers, including Heilig-Meyers that filed for bankruptcy in 2000, Homelife Furniture Corporation that filed for bankruptcy in July 2001, and a third customer with whom the Company ceased doing business near the beginning of the year. Wholesale segment sales to the retail segment, included in the numbers above, declined from $26.7 million for 2000 to $23.8 million for 2001, a decline of 11.1%, due to general economic conditions. The remaining decline in sales is primarily due to the recession which started in March 2001, lower consumer confidence levels and partially due to 52 weeks included in 2001 versus 53 weeks in 2000. Retail segment sales declined by $10,862,000, or 8.7%, to $113,959,000 from $124,821,000 in 2000. Weak general economic conditions, combined with significant changes in store management and operating practices following changes in senior management at our Storehouse unit, contributed to the decline in sales. The changes in management and operating practices had a negative short-term effect, but are expected to produce positive results in the future. Expected improved economic conditions in 2002 should also result in increased shipments.

   Gross profit in 2001 decreased by $18,340,000, or 14.8%, to $105,313,000 from $123,653,000 in 2000, on a consolidated basis. Gross profit as a percentage of shipments ("gross margin") in 2001 decreased to 32.4% from 34.1% in 2000.

   For the wholesale segment, gross profit declined by $11,946,000, or 19.5%, to $49,324,000 from $61,270,000 in 2000. Gross margin declined from 23.1% to 20.9%. Of the decrease in gross profit, approximately $6.6 million resulted from the decline in shipments, while the remainder resulted from increased costs (including additional plant rent at Elliston and higher health and medical costs) and underabsorbed overhead due to the decline in volume. During 2001, significant measures have been taken to control product costs, including a focus on quality in manufacturing, head count reductions and materials cost reductions through re-negotiated contracts with suppliers. These steps are expected to improve 2002 wholesale segment margins. For the retail segment, gross profit declined by $6,784,000, or 10.9%, from $62,502,000 in 2000 to
$55,718,000 in 2001. Gross margins declined from 50.1% to 48.9% in 2001. Of the decline in gross profit, $5.4 million resulted from the reduction in volume. The decline in gross margin resulted from discounting standard markups to stimulate sales as well as to clear slow moving goods through clearance stores and warehouse sales. Gross margins are expected to improve somewhat in 2002, as economic conditions improve and due to reduced backlog of slow-moving goods.

   Selling and administrative expenses in 2001 increased by $5,131,000, or 4.8%, to $111,079,000 from $105,948,000 in 2000. Of this increase, $4.1 million represents the write-off of receivables and other balances associated with the Homelife bankruptcy filing in 2001.

   In the wholesale segment, selling and administrative expenses increased $3,594,000, or 9.8%, from $36,624,000 in 2000 to $40,218,000 in 2001. Lower commissions on lower sales offset, in part, the impact of the write-off of Homelife-related balances. Cost-cutting measures initiated during 2001, combined with the absence of the Homelife write-off, should significantly reduce selling and administrative expenses in the wholesale segment in 2002. In the retail segment, selling and administrative expenses increased by $1,340,000, or 2.1%, to $63,882,000 in 2001, from $62,542,000 in 2000.
Increased costs associated with new retail stores opened in late 2000 and during 2001 were offset by cost-cutting measures, such as head count reductions and reduced travel and other expenditures, as well as reduced expenditures for advertising, particularly television advertising. These measures will continue into 2002, further reducing selling and administrative expenses. The Company has also initiated the consolidation of certain selling and administrative functions at its two retail subsidiaries. The impact on 2002's selling and administrative expenses is anticipated to be slightly negative as costs, such as systems conversion costs and moving costs, are incurred up front, while benefits are realized later; however, the impact on future year's expenses is anticipated to be positive, through reduced head count overall in the administrative areas, efficiencies in advertising and delivery networks, and improved purchasing power with various vendors for the combined operations. Parent company administrative expenses increased approximately $200,000, primarily due to legal and other fees incurred in connection with negotiations with our lending institutions.

   Operating income in 2001 decreased by $23,471,000 to a loss of $5,766,000 from earnings of $17,705,000 in 2000 Declining sales, reduced margins, the Homelife write-off, higher plant rent and health and medical costs, and increased professional fees, resulted in the decline.

   Interest expense in 2001 increased by $595,000 to $4,862,000 from $4,267,000 in 2000 due to increased borrowings used to fund the operations of the Company, an increase in the LIBOR spread based on the Company's financial ratios and the change during the year on the Company's bank debt from LIBOR based rates to the Prime rate plus a spread, in return for the lending institutions' forbearance with the Company's covenant defaults. Declining market interest rates during the year mitigated the impact of these other factors.

   Net other income increased by $157,000 from $1,415,000 in 2000 to $1,572,000 in 2001. Increases in rental income from investment properties accounted for the majority of the increase.

   The Company's effective tax rate decreased from 39.9% during 2000 to 31.7% in 2001. This change is primarily attributable to the impact of non-deductible goodwill charges on the calculation of taxable income (loss) for the two years.

   Net earnings from continuing operations declined in 2001 by $15,123,000, from $8,934,000 in 2000 to a loss of $6,189,000. Declining shipments, lower gross margins, the Homelife bankruptcy write-off and higher interest charges accounted for the decline.

Year Ended December 3, 2000 Compared to Year Ended November 28, 1999

   Net shipments in 2000 increased by $73,316,000, or 25.3%, to $362,935,000 from $289,619,000 in 1999. Included in net shipments were a full twelve months of operations at Storehouse, Inc. ("Storehouse"), which was acquired August 1, 1999 (see Note 2 of the consolidated financial statements). Excluding Storehouse, net shipments increased 2.3% in 2000. The increase in net shipments was primarily due to increases at The Mitchell Gold Company ("Mitchell Gold") and Home Elements, Inc. ("Home Elements").

   Gross profit in 2000 increased by $35,358,000, or 40.0%, to $123,653,000 from $88,295,000 in 1999. As a percentage of shipments, gross profit in 2000 increased to 34.1% from 30.5% in 1999. Excluding the effects of Storehouse, gross margin was unchanged, at 28.3% for both years.

   Selling and administrative expenses in 2000 increased by $41,431,000, or 64.2%, to $105,948,000 from $64,517,000 in 1999. Of this increase, $34,000,000 represents a full year of costs at Storehouse in 2000, compared to four months included in 1999; $2,900,000 resulted from growth at Home Elements in support of new stores; $1,500,000 resulted from growth and increased sales at Mitchell Gold; and the remaining $2,200,000 represented increased salaries and benefits, as well as increased provisions for losses on receivables at Rowe Furniture, and increased corporate expenses at Rowe Companies. Also included in 2000 were approximately $692,000 in pre-opening expenses that, under new accounting guidance, were expensed as incurred. The Company provided $1,200,000 for potential losses on receivables, including the Heilig-Meyers and other bankruptcy filings.

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

   Net earnings from continuing operations declined in 2000 by $5,923,000, from $14,857,000 in 1999 to $8,934,000. Lower operating income, higher interest expense, and lower other income accounted for the decline.

   During the fourth quarter of 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. Declining sales (primarily due to order flow disruptions resulting from prior manufacturing problems) increased provisions for sales returns, labor and overhead losses due to low sales volume and efficiency issues, resulted in substantially lower operating results in 2000. Impairment losses on goodwill and property and equipment, as well as costs to dispose excess inventory and severance costs to the employees, resulted in a $3.6 million after tax charge on the disposal.

Liquidity and Capital Resources

   The Company has historically financed its operations and capital requirements primarily with internally generated funds. To fund the acquisitions of Wexford and Mitchell Gold in 1998, followed by Storehouse in 1999, the Company entered into two revolving bank loan agreements in November 1998 and July 1999 for $25,000,000 each. In addition, during 1999, the Company leased a new plant to replace its Salem, Virginia upholstery plant (see Notes 2, 6 and 9 of the consolidated financial statements).

   Net cash provided by (used in) operating activities was ($1,733,000), $14,398,000 and $12,124,000 in 2001, 2000 and 1999, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in net income and changes in working capital accounts, including operating losses in 2001; purchases of additional leather during 2001 in response to "mad cow disease" concerns earlier in the year; and changes in taxes paid/received due to declining earnings.

Charge-offs (excluding recoveries) as a percent of net shipments increased from 0.13% in 1999, to 0.28% in 2000, to 0.90% in 2001. The increases in 2000 and
2001 were primarily due to the Heilig-Meyers (in 2000) and Homelife (in 2001) bankruptcy filings.

   Net cash used in investing activities was $2,261,000, $14,294,000 and $17,703,000 for 2001, 2000 and 1999, respectively. Capital expenditures were $3,317,000, $9,155,000 and $8,830,000 for 2001, 2000 and 1999, respectively.
Expenditures in 2001 included final costs for the production planning and scheduling system started in 2000, as well as several new retail stores and remodeling of several older stores. Expenditures in 2000 were made for a production planning and scheduling system to improve management of the production process and inventory, and to fund new retail store openings. Expenditures for 1999 were incurred primarily in connection with the expansion of the Company's production capacity and additions of equipment and information systems, including upgrades and replacements associated with Year 2000 requirements.

   Management anticipates that the Company's capital expenditures for 2002 will approximate those made in 2001. These expenditures include continuing upgrades and improvements to information systems and several additional retail locations and remodelings at Home Elements and Storehouse.

   During 2000, the Company paid $5,000,000 under the interim earn-out provisions of the Mitchell Gold purchase agreement. The Company also invested $8,892,000 (net of cash acquired) in 1999 to acquire Storehouse.

   Financing activities provided (utilized) net cash of $10,058,000, ($1,815,000) and $8,203,000 in 2001, 2000 and 1999, respectively. This includes the revolving bank loan entered into during 1999, offset by the reduction of higher rate debt at Storehouse in 1999, as well as repurchases of the Company's common stock and dividends paid to stockholders. During 2001, the $3,000,000 of convertible debentures issued in conjunction with the Mitchell Gold acquisition matured. Effective November 1, 2001, the Company was in default under the repayment provisions of the debentures.

   The amount outstanding under the Company's lines of credit was $9,368,000 at December 2, 2001. The Company had lines of credit totaling $10,000,000 at December 2, 2001.

   In March 2002, the Company reached agreements with its existing lenders and a syndicate of new lending institutions to refinance the Company's short-term borrowings, revolving bank loans and the debentures. The terms of the refinancing require the Company to pay off the debentures and to pay approximately $8 million to its existing lenders from cash on hand and $4 million from the proceeds of the fiscal 2001 tax refunds; mortgage two investment properties for approximately $9.3 million, and borrow approximately $30 million from the new lending institutions in the form of a $5 million, five-year term note and a $25 million draw under the revolving loan. The proceeds of these loans will be used to further pay down the existing bank debt. The remaining bank debt will have minimum required payments of $50,000 per month for fiscal 2002, and $100,000 per month thereafter until maturity in December 2003. The terms also provide for additional principal repayments if certain cash flow targets are exceeded. Interest on the remaining bank debt will be payable at prime plus three percent.

   The mortgage loans will require monthly payments based on a 25-year amortization period, with a balloon payment after ten years. Interest on these loans will be at 7.75%.

   The revolving loan carries a maximum capacity of $40 million and is subject to availability of borrowing base amounts related to levels of eligible receivables and inventories. Essentially all assets of the Company (except for the two investment properties collateralizing the mortgage debt) will be used as collateral for these loans. The term loan will require 20 equal quarterly principal payments of $250,000. The revolving loan term expires in April 2007. Interest on these loans will be payable at prime or Libor rates plus a spread of up to 1.25% or 3.25%, respectively, based upon certain ratios.

   The terms of the Company's lease obligation related to the Elliston facility will also be amended to require principal reductions from a pro-rata portion of the additional principal repayments referred to above. The term of the lease will be revised to December 2003, to coincide with the maturity of the remaining bank debt. It is anticipated that the property under the lease will be purchased at the expiration of the lease. In conjunction with the revision of terms, the Company, in accordance with generally accepted accounting principles, will change its accounting for the lease from an operating lease to a capital lease when the refinancing is completed in 2002. The change will include capitalizing property and equipment of $25 million and recognizing a related capital lease obligation of the same amount. The capitalization of the lease will result in additional charges to pre-tax earnings of approximately $1,300,000 per year due to depreciation and interest under the capital lease exceeding the current rent expense.

   The Company believes that net cash provided by operating activities, as well as availability under the revolving loan will be adequate to fund the Company's foreseeable operating needs and capital and debt service requirements through 2002.

New Accounting Standards

   During 2001, the Financial Accounting Standards Board finalized Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

   SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. As of December 2, 2001, the net carrying amount of goodwill is $29,061,000. Amortization expense during the year ended December 2, 2001 was $1,267,000.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

   Currently, the Company anticipates adopting SFAS 142 and 144 in the first quarter of fiscal 2003. The Company is assessing but has not yet determined how the adoptions of SFAS 141, 142 and 144 will impact its financial position and results of operations.

Interest Risk Disclosures

   Because the Company's obligations under its term loans, revolving loans, lines of credit and industrial revenue bonds bear interest at variable rates, the Company is sensitive to changes in prevailing interest rates. A 10% fluctuation in market interest rates would result in a change of approximately $430,000 in interest expense during the 2002 fiscal year.

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

The Rowe Companies Annual Report 2001
Five Year Summary

                                                        2001       2000    1999(2)(3) 1998(2)(4)    1997
                                                     (52 weeks) (53 weeks) (52 weeks) (52 weeks) (52 weeks)
                                                     ---------- ---------- ---------- ---------- ----------
                                                            (in thousands, except per share amounts)
Net shipments (1)................................... $ 325,438  $ 362,935  $ 289,619  $ 191,675  $ 154,087
Gross profit (1)....................................   105,313    123,653     88,295     50,026     39,235
Operating income (loss).............................    (5,766)    17,705     23,778     17,307      8,775
Net earnings (loss) from continuing operations
  (5)(6)(7).........................................    (6,189)     8,934     14,857     11,195      6,286
Net earnings (loss) (5)(6)(7)....................... $  (6,189) $   3,544  $  13,901  $  11,200  $   6,286
Working capital..................................... $  32,126  $  31,008  $  33,959  $  30,473  $  17,404
Total assets........................................   155,115    164,584    168,580    110,462     63,710
Long-term debt......................................    52,096     52,761     54,608     33,796         --
Stockholders' equity................................ $  46,696  $  55,422  $  54,659  $  45,236  $  39,442
Ratio of current assets to current liabilities......  1.7 to 1   1.6 to 1   1.6 to 1   2.2 to 1   1.9 to 1
Ratio of cash and receivables to current liabilities  0.7 to 1   0.7 to 1   0.8 to 1   1.3 to 1   1.1 to 1
Net earnings (loss) from continuing operations per
  common share--basic............................... $   (0.47) $    0.68  $    1.11  $    0.82  $    0.44
Net earnings (loss) per common share--basic......... $   (0.47) $    0.27  $    1.04  $    0.82  $    0.44
Weighted average common shares......................    13,135     13,152     13,426     13,672     14,250
Net earnings (loss) from continuing operations
  per common share assuming dilution................ $   (0.47) $    0.66  $    1.04  $    0.79  $    0.43
Net earnings (loss) per common share assuming
  dilution.......................................... $   (0.47) $    0.27  $    0.98  $    0.79  $    0.43
Weighted average common shares and equivalents......    13,135     13,703     14,372     14,128     14,666
Cash dividends paid per share....................... $    0.11  $    0.14  $    0.13  $    0.11  $    0.09

--------
Weighted average shares and earnings per share amounts have been adjusted to give retroactive effect to a 10% stock dividend declared November 2, 1999, and the adoption of SFAS 128, "Earnings per Share".

(1) Net shipments and gross profit amounts prior to 2001 have been restated to reflect the implementation of EITF Issue 00-10 (See Note 1 of the consolidated financial statements).

(2) The 1999 and 1998 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc. (See Note 2 of the consolidated financial statements).

(3) The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See
    Note 2 of the consolidated financial statements).

(4) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the consolidated financial statements).

(5) The results of operations for 2001 include an after-tax loss of approximately $2.7 million, or $0.20 per share, associated with the write-off of receivables and other balances resulting from the bankruptcy of Homelife Furniture Corporation.

(6) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other charges.

(7) The results of operations for 1997 include unusual charges, net of taxes, of $2.7 million, or $0.19 per share, primarily associated with the write-off of a receivable from Levitz Furniture.

The Rowe Companies Annual Report 2001
Consolidated Balance Sheets

                                                                                                 12/2/01       12/3/00
                                                                                                 -------       -------
                                                                                                    (in thousands)
ASSETS (Note 6)
CURRENT ASSETS
Cash and cash equivalents....................................................................... $  9,457      $  3,393
Accounts receivable (net of allowance for losses of $1,057 in 2001 and $1,856 in 2000) (Note 13)   23,525        30,892
Notes receivable (Note 2).......................................................................      325            --
Tax refunds receivable..........................................................................    2,514            --
Inventories (Notes 1 & 3).......................................................................   41,070        41,297
Deferred income taxes (Note 12).................................................................    2,371         2,057
Prepaid expenses and other......................................................................    1,949         3,884
                                                                                                 --------      --------
  Total current assets..........................................................................   81,211        81,523
                                                                                                 --------      --------

PROPERTY AND EQUIPMENT (Notes 1 & 4)............................................................   31,452        36,117
                                                                                                 --------      --------
OTHER ASSETS
Cash value of life insurance, net of loans of $3,014 in 2001 (Note 7)...........................    1,140         3,975
Investment property (net of accumulated depreciation of $6,755 in 2001 and $6,403 in 2000)
  (Notes 1 & 9).................................................................................    8,154         8,484
Goodwill (net of amortization of $3,094 in 2001 and $1,827 in 2000) (Notes 1 & 2)...............   29,061        30,357
Miscellaneous...................................................................................    4,097         4,128
                                                                                                 --------      --------
  Total other assets............................................................................   42,452        46,944
                                                                                                 --------      --------
                                                                                                 $155,115      $164,584
                                                                                                 ========      ========
LIABILITIES
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)................................................... $  7,006      $  3,299
Short-term bank borrowings (Note 5).............................................................    9,368         4,000
Accounts payable................................................................................   14,344        24,621
Accrued expenses:
  Compensation..................................................................................    3,346         3,254
  Income taxes..................................................................................       --           770
  Other.........................................................................................    7,746         6,336
Customer deposits...............................................................................    7,112         7,515
Deferred compensation--current portion (Note 7).................................................      163           720
                                                                                                 --------      --------
  Total current liabilities.....................................................................   49,085        50,515
LONG-TERM DEBT (Note 6).........................................................................   52,096        52,761
DEFERRED COMPENSATION AND OTHER LIABILITIES (Note 7)............................................    4,999         4,225
DEFERRED INCOME TAXES (Note 12).................................................................    2,239         1,661
                                                                                                 --------      --------
  Total liabilities.............................................................................  108,419       109,162
                                                                                                 --------      --------
COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 7, 8, 9 & 10)
STOCKHOLDERS' EQUITY (Note 11)
COMMON STOCK, par value $1 per share, 50,000,000 authorized shares..............................   16,548        16,520
CAPITAL IN EXCESS OF PAR VALUE..................................................................   23,082        23,083
RETAINED EARNINGS...............................................................................   30,204        37,772
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10).........................................   (1,201)          (32)
LESS TREASURY STOCK.............................................................................  (21,937)      (21,921)
                                                                                                 --------      --------
  Total stockholders' equity....................................................................   46,696        55,422
                                                                                                 --------      --------
                                                                                                 $155,115      $164,584
                                                                                                 ========      ========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2001
Consolidated Statements of Operations and Comprehensive Income (Loss)

                                                                                        Year Ended
------------------------------------------------------------------------------------------------------------------
                                                                          12/2/01           12/3/00    11/28/1999
                                                                         (52 weeks)        (53 weeks)  (52 weeks)
-----------------------------------------------------------------------------------------------------------------
                                                                         (in thousands, except per share amounts)
Net shipments (Notes 2 & 13)............................................  $325,438          $362,935    $289,619
Cost of shipments.......................................................   220,125           239,282     201,324
                                                                          --------          --------    --------
 Gross profit...........................................................   105,313           123,653      88,295
Selling and administrative expenses.....................................   111,079           105,948      64,517
                                                                          --------          --------    --------
 Operating income (loss)................................................    (5,766)           17,705      23,778
Interest expense........................................................    (4,862)           (4,267)     (2,131)
Other income (loss), net (Note 9).......................................     1,572             1,415       1,870
                                                                          --------          --------    --------
 Earnings (loss) from continuing operations before taxes................    (9,056)           14,853      23,517
Taxes on income (refundable) (Note 12)..................................    (2,867)            5,919       8,660
                                                                          --------          --------    --------
Net earnings (loss) from continuing operations..........................    (6,189)            8,934      14,857

Discontinued operations (Note 2):
Loss from discontinued operations of Wexford,
 less tax benefit of $0, $954, and $549, respectively...................        --            (1,829)       (956)
Loss on disposal of Wexford,
 including provision for $490 of operating losses, net of tax
 benefit of $1,894......................................................        --            (3,561)         --
                                                                          --------          --------    --------

Net earnings (loss).....................................................  $ (6,189)         $  3,544    $ 13,901
                                                                          ========          ========    ========

Other comprehensive income (loss), net of tax:
 Unrealized loss on derivatives (Notes 1 & 10)..........................  $ (1,506)              (32)         --
 Payments transferred to expense........................................       337                --          --
                                                                          --------          --------    --------

Comprehensive income (loss).............................................  $ (7,358)         $  3,512    $ 13,901
                                                                          ========          ========    ========

Net earnings (loss) from continuing operations per common share (Note 1)  $  (0.47)         $   0.68    $   1.11
                                                                          ========          ========    ========

Net earnings (loss) per common share (Note 1)...........................  $  (0.47)         $   0.27    $   1.04
                                                                          ========          ========    ========
 Weighted average common shares.........................................    13,135            13,152      13,426
                                                                          ========          ========    ========
 Net earnings (loss) from continuing operations per common
   share assuming dilution (Note 1).....................................  $  (0.47)         $   0.66    $   1.04
                                                                          ========          ========    ========

Net earnings (loss) per common share assuming dilution (Note 1).........  $  (0.47)         $   0.27    $   0.98
                                                                          ========          ========    ========
 Weighted average common shares and equivalents.........................    13,135            13,703      14,372
                                                                          ========          ========    ========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2001
Consolidated Statements of Cash Flows

                                                                  Year Ended
                                                       -------------------------------
                                                        12/2/01    12/3/00    11/28/99
                                                       (52 weeks) (53 weeks) (52 weeks)
                                                       ---------- ---------- ----------
                                                                (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
Cash received from customers.......................... $ 329,683  $ 379,400  $ 295,563
Cash paid to suppliers and employees..................  (328,948)  (354,570)  (274,870)
Income taxes paid, net of refunds.....................       585     (6,183)    (7,726)
Interest paid.........................................    (4,642)    (5,693)    (2,686)
Interest received.....................................       480        288        159
Other receipts--net...................................     1,109      1,156      1,684
                                                       ---------  ---------  ---------
Net cash and cash equivalents provided by (used in)
operating activities..................................    (1,733)    14,398     12,124
                                                       ---------  ---------  ---------
Cash flows from investing activities:
Proceeds from sale of property and equipment..........     1,056         21         19
Capital expenditures..................................    (3,317)    (9,155)    (8,830)
Payments to acquire businesses (Note 2)...............        --     (5,160)    (8,892)
                                                       ---------  ---------  ---------
Net cash used in investing activities.................    (2,261)   (14,294)   (17,703)
                                                       ---------  ---------  ---------
Cash flows from financing activities:
Net borrowings (payments) under line of credit........     5,368       (164)     2,071
Proceeds from issuance of long-term debt..............     6,865     13,020     25,132
Payments to reduce long-term debt.....................    (3,821)   (11,922)   (14,522)
Proceeds from loans against life insurance policies...     3,014         --         --
Proceeds from issuance of common stock................        27         51        460
Dividends paid........................................    (1,379)    (1,849)    (1,714)
Purchase of treasury stock............................       (16)      (951)    (3,224)
                                                       ---------  ---------  ---------
Net cash provided by (used in) financing activities...    10,058     (1,815)     8,203
                                                       ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents..     6,064     (1,711)     2,624
Cash at beginning of year.............................     3,393      5,104      2,480
                                                       ---------  ---------  ---------
Cash at end of year................................... $   9,457  $   3,393  $   5,104
                                                       ---------  ---------  ---------

The Rowe Companies Annual Report 2001
Reconciliation of Net Earnings (Loss) to Net Cash
Provided by (Used In) Operating Activities:

                                                                   Year Ended
                                                        -------------------------------
                                                         12/2/01    12/3/00    11/28/99
                                                        (52 weeks) (53 weeks) (52 weeks)
                                                        ---------- ---------- ----------
                                                                 (in thousands)
Net earnings (loss)....................................  $ (6,189)  $ 3,544    $ 13,901
                                                         --------   -------    --------
Adjustments to reconcile net earnings (loss) to net
  cash provided by (used in) operating activities, net
  of acquisition and disposition of businesses:
  Loss on disposition of Wexford.......................        --     5,455          --
  Depreciation and amortization........................     8,569     8,581       6,165
  Provision for deferred compensation..................       173       816       1,083
  Payments made for deferred compensation..............      (813)     (160)       (319)
  Deferred income taxes................................     1,001    (2,099)       (472)
  Provision for losses on accounts receivable..........     4,421     1,485         413
  Loss (gain) on disposition of assets.................        15        29           4
Change in operating assets and liabilities net of
  effects of acquisition and disposition of businesses:
  Decrease (increase) in accounts receivable...........     4,649     5,564      (9,379)
  Decrease (increase) in inventories...................       227      (832)     (5,692)
  Decrease (increase) in prepaid expenses and other....     1,679      (887)       (795)
  Decrease (increase) in other assets..................      (352)      472      (1,210)
  Increase (decrease) in accounts payable..............   (10,277)   (4,750)      3,830
  Increase (decrease) in accrued expenses..............    (4,433)   (1,715)      2,170
  Increase (decrease) in customer deposits.............      (403)   (1,105)      2,425
                                                         --------   -------    --------
     Total adjustments.................................     4,456    10,854      (1,777)
                                                         --------   -------    --------
Net cash provided by (used in) operating activities....  $ (1,733)  $14,398    $ 12,124
                                                         ========   =======    ========
Supplemental Disclosures of Cash Flows:
Fair value of assets acquired other than cash..........                        $ 37,272
Liabilities assumed....................................                         (28,380)
                                                                               --------
Payments to acquire businesses.........................                        $  8,892
                                                                               ========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2001
Consolidated Statements of Stockholders' Equity

                                        Year Ended December 2, 2001, December 3, 2000 and November 28, 1999
                                      ----------------------------------------------------------------------
                                              Common Stock                     Treasury Stock
                                      ----------------------------            -----------------
                                                         Capital in                              Accumulated
                                        Shares   $1 Par  Excess of  Retained  Number of         Comprehensive
                                        Issued   Value   Par Value  Earnings   Shares    Cost   Income(Loss)
                                      ---------- ------- ---------- --------  --------- ------- -------------
                                         (in thousands, except share and per share amounts)
Balance at November 29, 1998......... 14,905,795 $14,906  $ 9,363   $ 38,713  2,641,219 $17,746    $    --
 Acquisition of treasury stock.......                                           324,592   3,224
 Cash dividends paid, $0.13 per share                                 (1,714)
 Exercise of stock options...........    106,104     106      354
 10% stock dividend..................  1,501,063   1,501   13,322    (14,823)   286,318
 Net earnings for the year ended
   November 28, 1999.................                                 13,901
                                      ---------- -------  -------   --------  --------- -------    -------
Balance at November 28, 1999......... 16,512,962  16,513   23,039     36,077  3,252,129  20,970         --
 Acquisition of treasury stock.......                                           153,818     951
 Cash dividends paid, $0.14 per share                                 (1,849)
 Exercise of stock options...........      7,185       7       44
 Net change during the year related
   to cash flow hedge................                                                                  (32)
 Net earnings for the year ended
   December 3, 2000..................                                  3,544
                                      ---------- -------  -------   --------  --------- -------    -------
Balance at December 3, 2000.......... 16,520,147  16,520   23,083     37,772  3,405,947  21,921        (32)
 Acquisition of treasury stock.......                                             6,743      16
 Cash dividends paid, $0.11 per share                                 (1,379)
 Exercise of stock options...........     27,568      28       (1)
 Net change during the year related
   to cash flow hedge................                                                               (1,169)
 Net loss for the year ended
   December 2, 2001..................                                 (6,189)
                                      ---------- -------  -------   --------  --------- -------    -------
Balance at December 2, 2001.......... 16,547,715 $16,548  $23,082   $ 30,204  3,412,690 $21,937    $(1,201)
                                      ========== =======  =======   ========  ========= =======    =======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Description of Business--The Rowe Companies (the "Company") consists of two manufacturing subsidiaries--Rowe Furniture, Inc. ("Rowe") and The Mitchell Gold Company ("Mitchell Gold") and two retail furniture chains--Storehouse, Inc. ("Storehouse") and Home Elements, Inc. ("Home Elements"). Storehouse and Home Elements are geographically distributed across the mid-Atlantic, northeastern, southeastern, and southwestern United States. The manufacturing subsidiaries sell upholstered and leather furniture throughout the United States and in some international markets. On November 10, 2000, the Company announced its intention to discontinue operations at its third manufacturing subsidiary, The Wexford Collection, Inc. ("Wexford"). The transaction was completed and all assets were sold in January 2001. See Note 2.

   Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

   Revenue Recognition--The manufacturing subsidiaries recognize sales when products are shipped and invoiced to customers. The retail subsidiaries recognize sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer. Effective for fiscal year 2001, the Company implemented EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs". As a result, charges to customers for delivery services have been reclassified to net shipments from cost of sales or selling and administrative expenses. Selling and administrative expenses include $4,800,000, $4,404,000 and $2,013,000 of retail delivery expenses in 2001, 2000 and 1999, respectively. Prior periods have been restated to reflect the current year presentation. The reclassifications have no effect on reported results of operations.

   Credit Risk--Substantially all of the Company's trade accounts receivable are from companies in the retail furniture industry. Management periodically performs credit evaluations of its customers and generally does not require collateral. The Company uses credit insurance to minimize the risk on certain accounts. The Company has no concentrated credit risk with an individual customer except as described in Note 13.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Inventories--Inventories are valued at the lower of cost or market. All subsidiaries utilize the first-in, first-out (FIFO) method to compute cost except for Storehouse, which utilizes the last-in, first-out (LIFO) method.

   Property, Equipment and Depreciation--Property and equipment are stated at cost. For financial reporting purposes, depreciation is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years), and leasehold improvements (terms of leases).

   Long-Lived Assets--Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford.

   Fair Value of Financial Instruments--Financial instruments of the Company include long-term debt and line of credit agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. The Company also holds an interest rate swap contract and one interest rate collar contract. See Note 10 for information concerning the fair value of these financial instruments.

   Intangible Assets--Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated cash flows. If estimated future cash flows are not sufficient to recover the carrying amounts of goodwill, the assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford.

   Advertising Costs--Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $12,934,000, $14,623,000 and $8,176,000 in 2001, 2000 and 1999, respectively.

   Derivatives--The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 2000 by SFAS No. 138, established accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company's derivative instruments are considered "effective" under SFAS No. 133 and, as a result, changes in fair value of the agreements are recorded to accumulated other comprehensive income
(loss) in stockholders' equity. See Note 10.

   Income Taxes--Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting For Income Taxes."

   Comprehensive Income (Loss)--The Company has reported the components of comprehensive income in the Consolidated Statement of Stockholders' Equity. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, other comprehensive income (loss) consists of changes in the fair market value of derivatives. Prior to the fourth quarter of 2000, the Company had no derivative financial instruments or items of other comprehensive income.

   Earnings Per Share--The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share.

                                                  2001     2000    1999
                                                 -------  ------- -------
                                                      (in thousands)
      Net earnings available to basic shares.... $(6,189) $ 3,544 $13,901
      Add interest expense on assumed conversion
       of convertible debentures, net of tax....      --      132     132
                                                 -------  ------- -------
      Net earnings available to diluted shares.. $(6,189) $ 3,676 $14,033
                                                 =======  ======= =======
      Weighted average common shares
       outstanding (Basic)......................  13,135   13,152  13,426
      Effect of dilutive stock options and
       convertible debentures...................      --      551     946
                                                 -------  ------- -------
      Weighted average common shares and
       equivalents outstanding (Diluted)........  13,135   13,703  14,372
                                                 =======  ======= =======

   The dilutive share base for 2001, 2000 and 1999 excludes incremental shares of 1,982,478, 1,852,478 and 1,552,534, respectively. These shares are excluded due to their antidilutive effect, resulting from the option's exercise price being greater than the average market price of the common shares and as a result of the Company's loss from operations in 2001.

   Statement of Cash Flows--For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Fiscal Year--The Company's accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal 2000 contained 53 weeks, whereas fiscal years 2001 and 1999 each contained 52 weeks.

   Reclassifications-Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

NOTE 2--ACQUISITIONS AND DISPOSALS

   On January 1, 1998, the Company acquired, through a newly created subsidiary, The Wexford Collection, Inc., the assets and assumed certain liabilities of J & M Designs, Ltd.-Carson, California, a manufacturer of solid wood reproductions. The purchase price included a cash payment of $200,000. The Company accounted for the acquisition using the purchase method of accounting.

   On November 10, 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. The Company completed the sale of the manufacturing assets and subleased the building to a third party in January 2001. Proceeds from the sale consisted of $800,000 in cash and $450,000 in notes receivable (of which $125,000 was collected during 2001). The Company recorded a $3.6 million charge, net of taxes, during the fourth quarter of fiscal 2000 to cover the costs of the closure and disposal of the assets. This transaction has been reflected as a discontinued operation. Included in the balance sheet at December 2, 2001, were assets of Wexford of $254,000. Net revenues at Wexford were $637,000 in 2001, $11,606,000 in 2000 and $12,898,000 in 1999. Discontinued operations resulted in a loss per common share of $0.00 in 2001, $0.41 in 2000 and $0.07 in 1999. On a diluted basis, loss per share was $0.00 in 2001, $0.39 in 2000, and $0.06 in 1999.

   On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. During 2000, a $5 million payment was made in accordance with the interim earn-out provisions of the purchase agreement. Additional earn-out provisions allow for a maximum purchase price of $32 million if certain earnings targets are attained over a four or five year period. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $14,200,000 at December 2, 2001.

   On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations throughout the mid-Atlantic, northeast, southeast and southwestern United States. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $14,900,000 at December 2, 2001.

   Each of the above companies is now operated as a wholly-owned subsidiary of the Company, and their operations are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) from the dates of acquisition.

NOTE 3--INVENTORIES

   Inventory components are as follows:

                                           2001    2000
                                          ------- -------
                                          (in thousands)
                       Retail merchandise $17,982 $18,645
                       Finished goods....   3,192   3,164
                       Work-in-process...   4,213   4,742
                       Raw materials.....  15,683  14,746
                                          ------- -------
                       Total inventories. $41,070 $41,297
                                          ======= =======

   Included in retail merchandise was $13,048,000 for 2001 and $14,260,000 for 2000 of inventory valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $245,000 and $302,000, respectively, over the amounts shown above.

NOTE 4--PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                2001    2000
                                               ------- -------
                                               (in thousands)
                 Land......................... $   642 $   642
                 Buildings and improvements...  19,314  19,118
                 Leasehold improvements.......  10,054   8,853
                 Machinery and equipment......  41,830  44,481
                 Construction-in-process......     440   3,319
                                               ------- -------
                                                72,280  76,413
                 Less accumulated depreciation  40,828  40,296
                                               ------- -------
                 Net property and equipment... $31,452 $36,117
                                               ======= =======

NOTE 5--SHORT-TERM BORROWINGS

   The following summarizes aggregate short-term borrowings:

                                                        2001    2000    1999
                                                       ------  ------  ------
                                                           (in thousands)
 Amount outstanding at year end....................... $9,368  $4,000  $4,164
 Maximum amount outstanding at any month end..........  9,368   9,378   9,813
 Average borrowings (based on weighted daily balances)  6,255   6,852   5,615
 Weighted average interest rate during the year.......    7.4%    7.9%    5.7%
 Weighted average interest rate at year end...........    6.0%    7.3%    6.0%

   See Note 6 for a discussion of the status of the Company's borrowing relationships.

NOTE 6--LONG-TERM DEBT

   Long-term debt consists of the following:

                                             2001    2000
                                            ------- -------
                                            (in thousands)
                    Revolving bank loans... $51,000 $47,659
                    Industrial revenue bond   5,100   5,335
                    Debentures.............   3,000   3,000
                    Other..................       2      66
                                            ------- -------
                                             59,102  56,060
                    Less current maturities   7,006   3,299
                                            ------- -------
                    Total long-term debt... $52,096 $52,761
                                            ======= =======

   In November 1998 and July 1999, as amended in October 2000, the Company executed agreements for revolving bank loans payable in full on April 30, 2002 and July 31, 2002, respectively. The agreements require quarterly interest payments at the London Interbank Offering Rate ("LIBOR") plus a spread ranging from .35% to 2.50%. The proceeds from the loans were used to provide working capital for the Company and its subsidiaries, fund the initial purchase price of Mitchell Gold and provide funding for the acquisition and retirement of long-term debt of Storehouse.

   The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for Mitchell Gold. Annual principal payments are required ranging from $245,000 to $405,000 through 2017. Interest rates range from 3.0% to 5.0%. The bonds are collateralized primarily by the new facility.

   The Company's financing agreements (covering the revolving bank loans, industrial revenue bond and short-term borrowings) contain financial covenants. Beginning in May 2001, the Company was in default of certain financial performance covenants under these agreements. As a consequence, all of the long-term indebtedness of the Company had been classified as debt due within one year. The Company signed forbearance agreements with its lenders that provided the Company a period of time to arrange alternative financing. In conjunction with the forbearance agreements, the Company's LIBOR-based debt converted to prime-based debt, and the Company was required to draw down all available funds under its revolving bank loans and short-term lines of credit.

   The debentures were issued in connection with the acquisition of Mitchell Gold as part of the initial purchase amount. The debentures were convertible to 393,444 shares of the Company's common stock at any time after October 31, 1999, and prior to maturity at October 31, 2001. Effective November 1, 2001, the Company was in default under the repayment provisions of the debentures, and the debentures are no longer convertible into shares of the Company's common stock. As a result of the default, the debentures bear interest at the rate of 12% payable quarterly.

   In March 2002, the Company reached agreements with its existing lending institutions and new lending institutions to refinance the Company's short-term borrowings and revolving bank loans, pay off the debentures and cure the financial performance default under the industrial revenue bond. Commitments have been signed with these lenders, subject to, among other things, satisfactory documentation, and closing of these agreements is anticipated to occur in April 2002. The agreement with the new lending institutions calls for a $40 million senior secured revolving credit facility (including a $5 million sub limit for letters of credit) subject to availability of borrowing base amounts related to levels of eligible receivables and inventories. The revolver matures five years from closing. The agreement also provides for a $5 million senior secured term loan payable in 20 equal quarterly payments of $250,000. Interest on these loans will be payable at prime or Libor rates plus a spread of up to 1.25% or 3.25%, respectively, based upon certain ratios. The remaining portion of the current lending institutions' term debt bears interest at prime plus 3%.

   Except for those portions of the debt expected to be repaid with current assets of the Company (reflected as short-term borrowings and current maturities of long-term debt), the outstanding debt of the Company has been classified as long-term debt. Terms of the new agreements include provisions for mandatory principal repayments on the remaining existing debt of $50,000 per month through December 1, 2002 and $100,000 per month thereafter through December 2003, with the remaining amounts due at that time; such amounts for 2002 are included in current maturities shown above. The agreements also require additional principal repayments if fixed charge coverage (defined as earnings before interest, taxes, depreciation and amortization less capital expenditures and cash taxes, divided by principal and interest) exceeds 1.10 and availability under the revolving loan exceeds $8 million, both before and after giving effect to such repayments. Such excess cash flow would be applied to the remaining outstanding debt to the existing lenders. Annual repayment amounts shown below do not include any amounts projected for additional principal reductions.

   The Company has also negotiated mortgage loan agreements in the amount of $9.3 million collateralized by certain investment properties. The agreements require monthly payments of approximately $70,000 including interest at 7.75%. The proceeds from this loan will be used to repay debt to the existing lenders.

   In addition to refinancing the existing long-term debt of the Company, the agreements include a requirement to reduce the outstanding balance of the lease obligation (described in Note 9). A pro-rata portion of additional principal repayments, if any, would be applied towards the balance of this obligation. As a result of this change in repayment terms, in accordance with generally accepted accounting principles, the Company will change its accounting for the lease from an operating lease to a capital lease when the refinancing is complete in 2002. The results of this change will include capitalizing property and equipment of $25 million and a related capital lease obligation in the same amount. It is expected that the property under the lease will be purchased at the expiration of the lease in December 2003 (fiscal 2004). Accordingly, the lease obligation is included in the amounts shown in 2004 below as the amounts to be repaid in the interim period are contingent on reaching the earnings targets mentioned above. The capitalization of the lease will result in additional charges to pre-tax earnings of approximately $1.3 million per year due to the depreciation and interest exceeding the rent payments included in
Note 9.

   The new agreements with the lenders are collateralized by substantially all assets of the Company and its subsidiaries. Each of the new facilities is expected, among other things, to contain covenants with respect to a fixed charge coverage ratio, minimum excess borrowing availability, minimum consolidated tangible net worth, maximum consolidated leverage ratio and maximum capital expenditures.

   Minimum required debt service payments for each of the five fiscal years subsequent to December 2, 2001, are approximately $16,374,000 in 2002 (including the short-term obligations described in Note 5); $2,592,000 in 2003; $34,226,000 in 2004 (including the full amount of the lease obligation discussed above); $1,430,000 in 2005; $1,452,000 in 2006 and $37,396,000
thereafter.

NOTE 7--DEFERRED COMPENSATION PLANS

   Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $72,000 in 2001, $114,000 in 2000 and $100,000 in 1999.

   The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $167,000 in 2001, $147,000 in 2000 and $140,000 in 1999.

   The Company has non-qualified retirement plans for certain personnel. The plans enable participants to defer income on a pre-tax basis and are not funded. The Company matches a portion of the deferral for certain participants. The charges to expense were $189,000 in 2001, $396,000 in 2000 and $377,000 in
1999.

NOTE 8--EMPLOYEE BENEFIT PLANS

   The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $819,000 in 2001, $696,000 in 2000 and $621,000 in 1999.

NOTE 9--COMMITMENTS AND CONTINGENCIES

  Operating Leases

   The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2018 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $16,287,000 in 2001, $13,211,000 in 2000 and $5,532,000 in 1999. The increase for 2000 reflects additional rental costs at Storehouse.

   In August 1999, as amended in October 2000, the Company executed an agreement to enter into a five-year lease of a new manufacturing facility in Elliston, Virginia. Funding under the agreement was limited to $25 million. Payments under this lease are based on LIBOR plus a spread ranging from .35% to 2.50%. Upon expiration of the lease, the Company has the option to purchase the property, or the facility can be sold to a third party with the Company's guarantee of a residual value of not less than 85% of the total cost. The table of minimum lease commitments excludes any payment related to this guarantee. The agreement contains financial covenants including ratios on leverage to cash flow, debt to total capitalization and interest coverage. At December 2, 2001, the Company was in default of its financial covenants. In conjunction with the forbearance agreements referred to in Note 6, the interest rate on this debt was changed from LIBOR plus a spread to prime plus 1%. See Note 6 for additional information regarding this lease.

   The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,902,000 in 2001, $1,570,000 in 2000 and $1,437,000 in 1999 and is included in other income in the accompanying Consolidated Statements of Operations and Comprehensive Income
(Loss). Since June 2000, investment properties include the Company's former manufacturing facility located in Salem, Virginia.

   Minimum lease commitments at December 2, 2001, under long-term operating leases are as follows:

                                                 Lease
                                 Lease Expense   Income
                                 ------------- ----------
                      2002......  $14,072,000  $1,796,000
                      2003......   13,524,000   1,474,000
                      2004......   12,156,000   1,050,000
                      2005......    8,849,000     369,000
                      2006......    6,268,000     117,000
                      Thereafter   15,497,000      21,000
                                  -----------  ----------
                                  $70,366,000  $4,827,000
                                  ===========  ==========

   In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 4 to 8 years. Current monthly expense is $260,000 plus a variable mileage charge.

  Health Insurance Plan

   The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $45,000 up to $100,000 per person annually, and aggregate claims ranging from $725,000 up to $7,600,000 in 2001. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

  Employment Agreements

   The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $822,000 in 2001 and 2000 and $802,000 in 1999.

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

NOTE 10--INTEREST RATE HEDGING

   In connection with the Company's lease agreement for its Elliston facility, the Company was required to maintain interest rate protection agreements. As a result, the Company entered into two contracts to hedge the interest rate risk exposure on the Elliston plant lease. The Company entered into a $20 million notional principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.805% plus the spread calculated under the lease agreement. This agreement expires in August 2004. In addition, the Company entered into an interest rate collar on $5 million notional principal that limits the float on the remainder of the lease balance between a floor of 5.75% plus a spread, and a cap of 8.25% plus a spread. This agreement expires April 2003.

   The Company accounts for the interest rate swap and collar as cash flow hedges whereby the fair value of these contracts are reflected in other liabilities in the accompanying consolidated balance sheet with the offset, net of income taxes, recorded as accumulated other comprehensive income (loss). The fair value of these contracts was $1,201,000, as determined by quoted market prices, net of taxes approximating $736,000. The current portion of this liability, or amount expected to be reclassified into earnings within the next year, is $670,000, net of taxes.

NOTE 11--STOCK OPTION PLANS

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

   SFAS 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yields of 1.5%; expected volatility of 77.2%, 56.6%, and 45.6%; risk-free interest rates of 4.6%, 6.0% and 6.0%; and expected lives of 4 years.

   Under the accounting provisions of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

                                                          2001         2000       1999
                                                       -----------  ---------- -----------
Net earnings (loss)
 As reported.......................................... $(6,189,000) $3,544,000 $13,901,000
 Pro forma............................................ $(6,397,000) $3,166,000 $12,756,000
Net earnings (loss) per common share
 As reported..........................................      $(0.47)      $0.27       $1.04
 Pro forma............................................      $(0.49)      $0.24       $0.95
Net earnings (loss) per common share assuming dilution
 As reported..........................................      $(0.47)      $0.27       $0.98
 Pro forma............................................      $(0.49)      $0.24       $0.90

   A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                       December 2, 2001     December 3, 2000    November 28, 1999
                     -------------------- -------------------- --------------------
                                 Weighted             Weighted             Weighted
                                 Average              Average              Average
                                 Exercise             Exercise             Exercise
                       Shares    Price      Shares     Price     Shares     Price
                     ----------  -------- ----------  -------- ----------  --------
Outstanding
at beginning of year  2,010,301   $7.32    2,105,198   $7.37    1,569,613   $6.01
Granted.............    179,000    3.27      169,000    8.23      774,466    9.69
Exercised...........    (27,568)   0.96       (7,185)   7.05     (116,824)   3.94
Forfeited...........   (178,946)   9.81     (256,712)   8.35     (122,057)   7.84
                     ----------           ----------           ----------
Outstanding
at end of year......  1,982,787   $6.82    2,010,301   $7.32    2,105,198   $7.37
                     ==========           ==========           ==========
Weighted-average
  fair value of
  options granted
  during the year... $     1.84           $     3.72           $     2.35
                     ==========           ==========           ==========

   The following table summarizes information about fixed stock options outstanding at December 2, 2001.

                   Options Outstanding                    Options Exercisable
             -------------------------------          ---------------------------
Range            Number         Weighted     Weighted                    Weighted
of           Outstanding at     Average      Average       Number        Average
Exercise      December 2,      Remaining     Exercise   Exercisable      Exercise
Prices            2001      Contractual Life  Price   December 2, 2001      Price
--------     -------------- ---------------- -------- ---------------- ----------
$1.01--$2.88     120,512           2          $2.33        120,512       $2.33
3.19-- 5.00      539,848           5           4.28        529,849        4.27
6.25-- 6.93      367,752           6           6.59        367,752        6.59
7.39 - 9.00      421,935           7           8.06        363,152        8.04
9.09-- 12.05     532,740           7           9.50        452,503        9.60
               ---------                                 ---------       -----
               1,982,787                      $6.82      1,833,768       $6.65
               =========                                 =========       =====

NOTE 12--TAXES ON INCOME

   Provisions for income taxes in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following components:

                                   2001         2000         1999
                                -----------  -----------  ----------
          Current.............. $(3,868,000) $ 5,062,000  $8,575,000
          Deferred.............   1,001,000   (1,991,000)   (464,000)
                                -----------  -----------  ----------
          Total taxes on income $(2,867,000) $ 3,071,000  $8,111,000
                                ===========  ===========  ==========

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes were as follows:

                                                     2001         2000
                                                  -----------  -----------
     Receivables................................. $ 1,177,000  $   788,000
     Deferred compensation.......................   1,692,000    1,931,000
     Cash flow hedge.............................     736,000           --
     Deferred rent...............................     366,000      338,000
     Goodwill....................................          --      771,000
     Other.......................................     916,000      590,000
                                                  -----------  -----------
     Gross deferred tax assets...................   4,887,000    4,418,000
                                                  -----------  -----------
     Property and equipment......................   2,599,000    1,576,000
     Investment property.........................   1,903,000    2,009,000
     Inventories.................................     253,000      122,000
     Receivables.................................          --      315,000
                                                  -----------  -----------
     Gross deferred tax liabilities..............   4,755,000    4,022,000
                                                  -----------  -----------
     Net deferred tax liability.................. $   132,000  $   396,000
                                                  ===========  ===========
     Included in the balance sheet:
      Deferred income tax-current................ $ 2,371,000  $ 2,057,000
      Deferred income tax liabilities-non-current  (2,239,000)  (1,661,000)
                                                  -----------  -----------
      Net deferred tax liability................. $   132,000  $   396,000
                                                  ===========  ===========

   The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                            2001         2000        1999
  -                                      -----------  ----------  ----------
  Income tax expense (benefit), computed
    at the statutory rate............... $(3,170,000) $2,315,000  $7,704,000
  State income taxes, net of
    federal income tax benefit..........    (156,000)    357,000     558,000
  Goodwill..............................     495,000     435,000     231,000
  Life insurance transactions...........    (101,000)    (56,000)    (65,000)
  Other items, net......................      65,000      20,000    (317,000)
                                         -----------  ----------  ----------
  Total taxes on income (refundable).... $(2,867,000) $3,071,000  $8,111,000
                                         ===========  ==========  ==========

NOTE 13--MAJOR CUSTOMER INFORMATION

   Shipments to the Company's top three customers as a percent of net shipments were 16% in 2001, 15% in 2000 and 17% in 1999. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 26% in 2001, 28% in 2000 and 31% in 1999. Receivables from the Company's top three customers as a percent of year-end receivables amounted to 13% in 2001 and 28% in 2000.

NOTE 14--SEGMENT REPORTING

   The Company's operations are classified into two business segments; wholesale and retail home furnishings. The wholesale home furnishings segment manufactures upholstered furniture. Upholstered furniture includes sofas, loveseats, occasional chairs and sleep sofas, covered with fabric or leather. The retail home furnishings segment sells home furnishings and accessories to customers through Company-owned stores. These products consist of upholstered furniture (primarily obtained from related companies), case goods and home accessories. The other category is comprised of additional subsidiaries reviewed by management including parent company expenses.

                                             Wholesale
                                               Home      Retail Home
                                            Furnishings  Furnishings            Inter-segment
                                              Segment      Segment      Other   Eliminations  Consolidated
                                            ----------- -------------- -------  ------------- ------------
2001                                                    (in thousands)
Net shipments..............................  $235,254      $113,959    $    --    $ (23,775)    $325,438
Interest expense...........................     2,354         2,021        487           --        4,862
Depreciation and amortization..............     5,106         3,025        437           --        8,568
Pre-tax net earnings (loss) from continuing
  operations...............................     2,673       (11,033)      (967)         271       (9,056)
Capital expenditures.......................     1,412         1,870         35           --        3,317
Total assets...............................   129,457        45,876     93,317     (113,789)     154,861

2000
Net shipments..............................  $264,845      $124,821    $    --    $ (26,731)    $362,935
Interest expense...........................     2,304         1,600        363           --        4,267
Depreciation and amortization..............     4,739         3,064        314           --        8,117
Pre-tax net earnings (loss)
  from continuing operations...............    17,647        (2,554)        25         (265)      14,853
Capital expenditures.......................     4,982         3,325        719           --        9,026
Total assets...............................   115,782        47,844     96,051      (98,089)     161,588

1999
Net shipments..............................  $250,963      $ 51,660    $    --    $ (13,004)    $289,619
Interest expense...........................     1,907           443         --         (219)       2,131
Depreciation and amortization..............     4,199         1,241        253           --        5,693
Pre-tax net earnings (loss)
  from continuing operations...............    23,889        (1,528)     1,481         (325)      23,517
Capital expenditures.......................     6,871         1,485        171           --        8,527
Total assets...............................   109,344        48,892     94,125      (92,698)     159,663

   The consolidated amounts for capital expenditures and total assets exclude amounts for the discontinued Wexford segment. Capital expenditures at Wexford were $0, $129,000 and $303,000 for 2001, 2000 and 1999, respectively. Total assets at Wexford were $254,000, $2,996,000 and $8,917,000 for 2001, 2000 and
1999, respectively.

NOTE 15--QUARTERLY FINANCIAL INFORMATION

Quarter                                    First          Second       Third     Fourth(1)
-------                                    -----          -------      -----     ---------
                                        (unaudited, in thousands, except per share amounts)

2001
Net shipments.......................... $80,428         $78,029     $82,402     $ 84,579
Gross profit...........................  26,437          24,548      26,020       28,308
Net earnings (loss)....................    (806)         (4,878)     (1,124)         619
Net earnings (loss) per common share...   (0.06)          (0.37)      (0.09)        0.05
Net earnings (loss) per common share
  assuming dilution....................   (0.06)          (0.37)      (0.09)        0.05

2000
Net shipments.......................... $87,043         $87,850     $86,672     $101,370
Gross profit...........................  30,414          30,115      29,518       33,606
Net earnings from continuing operations   2,819           1,449       1,033        3,633
Net earnings (loss)....................   2,392           1,184         652         (684)
Net earnings per continuing operations
  per common share.....................    0.21            0.11        0.08         0.28
Net earnings (loss) per common share...    0.18            0.09        0.05        (0.05)
Net earnings from continuing operations
  per common share assuming dilution...    0.20            0.11        0.08         0.27
Net earnings (loss) per common share
  assuming dilution....................    0.17            0.09        0.05        (0.05)

--------
   Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

   Net shipments and gross profit amounts for each of the quarters of fiscal year 2000 have been restated to reflect the implementation of EITF Issue 00-10, as described in Note 1 to the consolidated financial statements.

(1) The fourth quarter of fiscal year 2000 includes an adjustment for the discontinued operations of Wexford. All prior quarters presented have been restated.

NOTE 16--RECENT ACCOUNTING PRONOUNCEMENTS

   In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142.

   SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. As of December 2, 2001, the net carrying amount of goodwill is $29,061,000. Amortization expense during the year ended December 2, 2001 was $1,267,000.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

   Currently, the Company anticipates adopting SFAS 142 and 144 in the first quarter of fiscal 2003.The Company is assessing but has not yet determined how the adoption of SFAS 141, 142 and 144 will impact its financial position and results of operations.

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

Gerald M. Birnbach                           Michael M. Thurmond
Chairman of the Board                        Chief Financial Officer,
and President                                Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

   We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of December 2, 2001 and December 3, 2000, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at December 2, 2001 and December 3, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 2, 2001, in conformity with accounting principles generally accepted in the United States of America.

High Point, North Carolina         BDO SEIDMAN, LLP
January 4, 2002, except for Note 6
which is as of March 5, 2002

CORPORATE INFORMATION

CORPORATE HEADQUARTERS             TRANSFER AND DIVIDEND
1650 Tysons Boulevard, Suite 710   DISBURSING AGENT
McLean, Virginia 22102             EquiServe Trust Company, N.A.
703-847-8670                       Canton, Massachusetts 02021
www.therowecompanies.com           800-633-4236

GENERAL COUNSEL
Silver, Freedman & Taff, LLP
Washington, D.C. 20005
                                   DIVIDEND REINVESTMENT
                                   AND STOCK PURCHASE PLAN
AUDITORS                           EquiServe Shareholder Services
BDO Seidman, LLP                   P. O. Box 43012
High Point, North Carolina 27265   Providence, Rhode Island 02940-3012
                                   800-633-4236

FORM 10-K

   Copies of the Company's Annual Report filed on Form 10-K with the Securities and Exchange Commission will be available in March. If you would like a copy without charge, please write:

Deborah C. Jacks
2121 Gardner Street
Elliston, Virginia 24087

CORPORATE OFFICERS AND DIRECTORS

Officers:

Gerald M. Birnbach
Chairman of the Board and President

   Barry A. Birnbach
   Vice President - Corporate Development

   Timothy J. Fortune
   Vice President - Human Resources and Strategy

   Michael M. Thurmond
   Chief Financial Officer,
   Secretary-Treasurer

  Directors:

   Gerald M. Birnbach
   Chairman of the Board and President

   Richard E. Cheney
   Former Chairman Emeritus of the
   Board of Hill and Knowlton, Inc.

   Mitchell S. Gold
   President -The Mitchell Gold Company

   Harvey I. Ptashek
   Retired - Senior Vice President

   Charles T. Rosen
   Vice President - Luth Research, Inc.

   Keith J. Rowe
   Private Investor

   Sidney J. Silver
   Partner--Silver, Freedman & Taff, LLP

   Allan Tofias
   Former Managing Partner - Tofias, Fleishman,
   Shapiro & Company, P.C.

   Gerald O. Woodlief
   Retired - Senior Vice President

SUBSIDIARY CORPORATIONS:

   ROWE FURNITURE, INC.
   Bruce M. Birnbach - President

Headquarters--McLean, VA
Manufacturing Facilities--Morehouse, MO, Poplar Bluff, MO, Elliston, VA, Salem,
VA
Showroom--High Point, NC
www.rowefurniture.com

THE MITCHELL GOLD COMPANY
Mitchell S. Gold--President
Headquarters--Taylorsville, NC
Manufacturing Facility--Taylorsville, NC
Showroom--High Point, NC
www.mitchellgold.com

HOME ELEMENTS, INC.
Lorri A. Kelley--President
Headquarters--McLean, VA
19 retail locations
www.homelements.com

STOREHOUSE, INC.
Caroline Hipple--President
Headquarters--Atlanta, GA
40 retail locations
www.storehousefurniture.com