Form 10-K, Exhibit 13
period 2002-12-01
ROWE COMPANIES
filed 2003-02-28
CIK 85417

                                                                      EXHIBIT 13

STOCK PRICE AND DIVIDEND DATA
-----------------------------

                                   Market Price               Dividends
           Quarter Ended         High         Low           Paid Per Share

2002       March 3               4.09         1.08            $  0.000
           June 2                3.70         3.00               0.000
           September 1           3.36         1.50               0.000
           December 1            2.20         1.55               0.000
                                                              --------
                                                              $  0.000
                                                              ========

2001       March 4               4.10         2.50            $  0.035
           June 3                4.01         2.93               0.035
           September 2           4.10         2.01               0.035
           December 2            2.25         0.88               0.000
                                                              --------
                                                              $  0.105
                                                              ========

The Company's shares are traded on the New York Stock Exchange under the symbol ROW. On December 1, 2002, the Company had approximately 1,000 stockholders of record.

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 1, 2002 COMPARED TO YEAR ENDED DECEMBER 2, 2001

Net shipments in 2002 increased by $9,172,000, or 2.8%, to $334,610,000 from $325,438,000 in 2001. The increase in shipments resulted from increased wholesale shipments, offset by a decline in retail segment shipments.

For the wholesale segment, net shipments increased $12.4 million, or 5.3%, to $247.7 million from $235.3 million, including shipments to the retail segment. The increase resulted primarily from existing customers, in a combination of their expansion programs as well as more product placement on existing selling floors. In addition, some new customers have been added to the dealer base. Wholesale segment sales to the retail segment, included in the numbers above, increased from $23.8 million for 2001 to $24.9 million, or 4.6%, due to expanded upholstery promotions within the retail segment. In the retail segment, net shipments declined 1.9%, or $2.2 million, to $111.8 million from $114.0 million, primarily due to weak sales of bedroom furniture.

Gross profit in 2002 increased by $9,998,000, or 9.5%, to $115,311,000 from $105,313,000 in 2001. Gross margin, or gross profit as a percent of net shipments, increased to 34.5% from 32.4% in 2001, primarily from improvements in the wholesale segment.

Wholesale segment gross profit increased $12.2 million, or 24.7%, from $49.3 million to $61.5 million. Gross margin increased from 20.9% in 2001 to 24.8% in 2002. Significant improvements have been made in manufacturing efficiencies, quality control and shipping costs. Improvement in materials costs have come from improved fabric and leather yields as well as price concessions obtained from raw material vendors. Shipping costs have improved primarily through the use of rail transport for certain shipments to the pacific coast region. This has substantially reduced freight costs and damage to these goods, while allowing more efficient operation of the truck fleet with other shipments. In the retail segment, gross profit for 2002 declined by 2.9%, or $1.6 million. This is attributable both to the decline in net shipments as well as markdowns taken to clear slow moving product, as gross margin has decreased from 48.9% to 48.4%.

During 2002, selling and administrative expenses decreased by $6,769,000, or 6.1%, to $104,310,000 from $111,079,000 in 2001. Approximately $4.1 million of the decrease represents the write-off associated with the Homelife Furniture Corp. bankruptcy reflected in the 2001 results, while approximately $2.4 million represents reductions in advertising at both the retail and the wholesale segments. In addition, selling and administrative expenses in 2002 include $230,000 of costs related to the retail restructuring, such as costs to move equipment, relocate transferred employees, and train staff from Home Elements on the retail software utilized by Storehouse. These costs are in addition to the $2,351,000 in segregated restructuring, store closing and other costs associated with the merger of the Home Elements operation into Storehouse. These costs include costs to close two stores and Home Elements' administrative offices, severance benefits for terminated staff, and other costs of the restructuring.

Operating income was $8,650,000 for 2002 compared to a loss of $(5,766,000) in the prior year. The improvement results from the inclusion in 2001 of the Homelife bankruptcy charges, improvements in sales, manufacturing efficiencies and quality control, as well as reductions in other components of selling and administrative expenses, offset by the restructuring, store closing and other charges and related expenses in 2002.

Net interest expense increased from $4,862,000 in 2001 to $5,980,000. As a result of its bank debt restructuring, the Company capitalized the lease relating to the Elliston, Virginia facility. Interest expense relating to the capitalized lease was the primary reason for the increase in interest expense.

Other income decreased $53,000, from $1,572,000 in 2001 to $1,519,000 in 2002.

Earnings (loss) from continuing operations before taxes during 2002 improved by $13,245,000 to income of $4,189,000 from a loss of $(9,056,000) in 2001, reflecting higher sales, improvements in manufacturing efficiencies and quality control, reductions in selling and administrative expenses and the absence of the Homelife bankruptcy charges in 2001, partially offset by restructuring charges, store closing costs and certain other expenses, incurred in 2002.

The effective tax rate changed between 2001 and 2002 due primarily to the impact of non-deductible goodwill amortization on the calculation of tax expense (benefit).

Net earnings improved in 2002 by $8,209,000, from a loss of $(6,189,000) in 2001 to earnings of $2,020,000. Higher net shipments, improved manufacturing margins, improvements in selling and administrative expenses, offset by higher interest charges and the costs of the retail restructuring, accounted for the improvement.

YEAR ENDED DECEMBER 2, 2001 COMPARED TO YEAR ENDED DECEMBER 3, 2000

Net shipments in 2001 decreased by $37,497,000, or 10.3%, to $325,438,000 from
$362,935,000 in 2000.

Wholesale segment shipments decreased $28,819,000, or 10.9%, to $235,253,000, including shipments to the retail segment. Of this decrease, $21.7 million resulted from the loss of three major customers, including Heilig-Meyers that filed for bankruptcy in 2000, Homelife Furniture Corporation that filed for bankruptcy in July 2001, and a third customer with whom the Company ceased doing business near the beginning of the year. Wholesale segment sales to the retail segment, included in the numbers above, declined from $26.0 million for 2000 to $23.8 million for 2001, a decline of 8.4%, due to general economic conditions. The remaining decline in sales is primarily due to the recession which started in March 2001, lower consumer confidence levels and partially due to 52 weeks included in 2001 versus 53 weeks in 2000. Retail segment sales declined by $10,862,000, or 8.7%, to $113,959,000 from $124,821,000 in 2000. Weak general economic conditions, combined with significant changes in store management and operating practices following changes in senior management at our Storehouse unit, contributed to the decline in sales.

Gross profit in 2001 decreased by $18,340,000, or 14.8%, to $105,313,000 from
$123,653,000 in 2000, on a consolidated basis. Gross margin in 2001 decreased to 32.4% from 34.1% in 2000.

For the wholesale segment, gross profit declined by $11,946,000, or 19.5%, to $49,324,000 from $61,270,000 in 2000. Gross margin declined from 23.1% to 20.9%.
Of the decrease in gross profit, approximately $6.6 million resulted from the decline in shipments, while the remainder resulted from increased costs (including additional plant rent at Elliston and higher health and medical costs) and underabsorbed overhead due to the decline in volume. During 2001, significant measures were taken to control product costs, including a focus on quality in manufacturing, head count reductions and materials cost reductions through re-negotiated contracts with suppliers. For the retail segment, gross profit declined by $6,784,000, or 10.9%, from $62,502,000 in 2000 to $55,718,000 in 2001. Gross margins declined from 50.1% to 48.9% in 2001. Of the decline in gross profit, $5.4 million resulted from the reduction in volume. The decline in gross margin resulted from discounting standard markups to stimulate sales as well as to clear slow moving goods through clearance stores and warehouse sales.

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

Operating income (loss) in 2001 decreased by $23,471,000 to a loss of $(5,766,000) from earnings of $17,705,000 in 2000. Declining sales, reduced margins, the Homelife write-off, higher plant rent and health and medical costs, and increased professional fees, resulted in the decline.

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

Net earnings (loss) from continuing operations declined in 2001 by $15,123,000, from $8,934,000 in 2000 to a loss of $(6,189,000). Declining shipments, lower gross margins, the Homelife bankruptcy write-off and higher interest charges accounted for the decline.

CRITICAL ACCOUNTING POLICIES:

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain estimates and assumptions have been made that affect the amounts and disclosures reported in the consolidated financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. Critical accounting policies that may affect the consolidated financial statements include self-insurance, restructuring liabilities, long-lived asset valuations and impairments and inventory reserves.

SELF-INSURANCE RESERVES

The Company is self-insured for substantial portions of its health care and workers compensation insurance programs. Reserves are established for such costs based on, among other factors, reported claims to date, prior history, and actuarial projections of claims incurred but not reported and future medical cost increases likely to affect the total cost to settle claims. If actual results in any of these areas change from prior periods, adjustments to recorded reserves may be required.

RESTRUCTURING LIABILITIES

During 2002, the Company recorded costs associated with combining its retail operations into one chain. Such costs included severance costs for terminated employees, write-offs of obsolete equipment and costs of leased space no longer needed, such as termination fees or future rent expense in excess of revenue from subleasing such space. Sublease revenue was determined based upon advice from leasing agents as to the expected time needed to find a subtenant and negotiate a sublease, as well as the projected sublease rate. In light of current leasing market conditions, actual time to sublease and sublease rate could vary from such estimates. As conditions warrant, revisions to these estimates may be required.

LONG-LIVED ASSET VALUATIONS AND IMPAIRMENTS

The Company monitors the economic health of its facilities and operations and makes determinations, using cash flow analyses, of the fair value of its assets, both tangible and intangible. When cash flow analysis indicates that the fair value of an asset is less than its book value, and such shortfall is not believed to be temporary in nature, then an adjustment to reduce the asset to its fair value is made. As conditions change, additional adjustments of fair value may be required.

INVENTORY RESERVES

The Company maintains its inventories at the lower of cost or market value. Cost is determined on a last-in, first-out (LIFO) basis for inventory held at retail facilities, and on a first-in, first-out (FIFO) basis for inventory held at its manufacturing facilities. When conditions warrant (usually highlighted by slow-moving product, declining vendor prices on incoming product or a change in merchandising), reserves are established to reduce the value of inventory to net realizable values. As conditions warrant, additional adjustments may be required.

LIQUIDITY AND SOURCE OF CAPITAL:

CASH FROM OPERATIONS

Net cash provided by (used in) operating activities was $20,109,000, $(1,733,000) and $14,398,000 in 2002, 2001 and 2000, respectively. Fluctuations in net cash used in operating activities are primarily the result of changes in operating income and changes in working capital accounts. Cash flow from operating activities has been affected by tax refunds received, distributions under certain deferred compensation arrangements and provisions for losses on receivables and includes changes in inventory levels between the periods. Charge-offs (excluding recoveries) as a percent of net shipments increased from 0.28% in 2000 to 0.90% in 2001 and decreased to 0.09% in 2002. The increases in 2000 and 2001 were primarily due to the Heilig-Meyers (in 2000) and Homelife (in
2001) bankruptcy filings.

CASH FROM INVESTING ACTIVITIES

Net cash used in investing activities was $(3,323,000), $(2,261,000) and $(14,294,000) in 2002, 2001 and 2000, respectively. In 2002, expenditures were made for systems conversions and upgrades related to the retail consolidation, as well as routine upgrading and replacing of older equipment; signage to reflect the name change on former Home Elements stores; and the expansion of one distribution center. Capital expenditures in 2001 included costs for 4 new retail stores, several renovations of older stores, and costs for a production planning system deployed during 2001. Capital expenditures in 2000 included costs for new retail stores, renovations of older stores, and costs for the production planning system to be deployed in 2001. In 2000, a payment was made under the interim earn-out provisions of the Mitchell Gold purchase agreement, and in 2001, proceeds were realized from the sale of Wexford assets.

Management anticipates that capital expenditures will increase substantially in 2003. New retail stores, renovation of older stores and systems upgrades and replacements at all three operating subsidiaries, will account for the majority of the expenditures. The Company is considering requesting additional capital spending capacity beyond the $5 million authorized by its lending agreements for 2003.

CASH FROM FINANCING ACTIVITIES

Net cash provided by (used in) financing activities was $(25,969,000), $10,058,000 and $(1,815,000) in 2002, 2001 and 2000, respectively. In 2002, the
Company repaid approximately $24.1 million in conjunction with and subsequent to the refinancing of the Company's debt, which was completed during 2002. The Company did not pay common stock dividends during 2002. The Company borrowed funds to offset operating losses and acquire additional leather hides in 2001 (in response to "mad cow" disease concerns about availability).

REFINANCING OF OUTSTANDING DEBT

As part of the refinancing of the Company's debt in May 2002, the Company arranged a new working capital revolving credit facility, a term loan and two mortgages. The Company borrowed $9.3 million, net of certain amounts set aside for required repairs and capital improvements, under mortgages against two real estate investment properties; borrowed $5 million under a term note repayable in 20 equal quarterly installments of $250,000; and drew down approximately $25.1 million (initially) under a $40 million revolving credit facility, maturing in May 2007.

As part of this refinancing, the Company utilized approximately $14.1 million in cash on hand to pay down existing balances, including $9.4 million in short-term bank debt, $3 million of debentures, and $1.7 million on the Elliston lease and revolving debt. The Company utilized the new debt to substantially pay down the existing revolving bank loans. The remaining balance of approximately $9.2 million carries minimum required principal repayments during the next 12 months, with a requirement for additional principal repayments if cash flow, as defined, exceeds certain ratios. The unpaid balance is due in December 2003.

The Company also modified the terms of the lease used to finance the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. Payments under the lease, previously characterized as rent and included in manufacturing overhead, have been recorded as interest expense since June 2002. In addition, minimum monthly principal payments are now required, as well as additional principal repayments if cash flow, as defined, exceeds certain ratios. The lease term has been modified and expires in December 2003. At that time, the Company must either purchase the property or negotiate a new lease.

CONTRACTUAL OBLIGATIONS

The following summarizes our significant contractual obligations as of December 1, 2002:

                                                                Payments By Period
                                         ------------------------------------------------------------------
                                         Less Than        1-3             4-5         After
                                           1 Year        Years           Years       5 Years       Total
                                         ----------   ----------    ------------   ----------    ----------
                                                                   (in thousands)
CONTRACTUAL OBLIGATIONS:
Operating leases                         $   13,261   $   22,344    $     11,846   $   11,356    $   58,807
Capital leases                                2,052       20,711               -            -        22,763
Payment due under earn-out obligation        12,800            -               -            -        12,800
Loans on life insurance                           -            -               -        2,749         2,749
Revolving credit facility                         -            -          18,892            -        18,892
Contractual maturities of debt                3,893        9,487           2,414       11,971        27,765
                                         ----------   ----------    ------------   ----------    ----------

Total contractual cash obligations       $   32,006   $   52,542    $     33,152   $   26,076    $  143,776
                                         ==========   ==========    ============   ==========    ==========

                                                      Amount of Commitment Expiration Period
                                         ------------------------------------------------------------------
                                         Less Than        1-3           4-5          After
                                           1 Year        Years         Years        5 Years        Total
                                         ----------   ----------    ------------   ----------    ----------
OTHER COMMERCIAL COMMITMENTS:

Total commercial commitments                                      None

The purchase agreement under which the Company acquired Mitchell Gold contains an earn-out provision that allows for a maximum payment of up to $14 million if certain earnings targets are attained over a four or five year period. As of December 1, 2002, the sellers of Mitchell Gold may elect to exercise their right to base their earn-out payment on the five-year period ending November 30, 2003. Unless the sellers so elect, the Company would be obligated to pay an amount of approximately $12.8 million (included in the table above) during the second quarter of fiscal year 2003.

Management believes that net cash provided by operating activities and availability under the revolving credit facility will be sufficient to meet the Company's anticipated capital requirements, debt service and operating needs, including our contractual commitments shown above, for at least the next twelve months. However, weakening of, or other adverse developments concerning operating performance or the availability of credit under our revolving credit facility due to covenant limitations or other factors, could limit the availability of funds to us, or adversely affect the price at which such funds may be available. In addition, should the sellers of Mitchell Gold, as described above, be entitled to receive a payment under the four year earn-out period, the Company would be required to negotiate with its existing lenders in order to make this payment, or make other arrangements regarding a period of time over which to fulfill this potential obligation. There can be no assurance that the Company would be able to make arrangements acceptable to all involved parties.

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

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS 146 is effective for activities occurring after December 31, 2002. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure." SFAS 148 is effective for reporting periods ending after December 15, 2002. This statement amends existing disclosures that a company should make in its annual financial statements and requires disclosures in interim financial reports.

The Company will adopt SFAS 142, 144 and 148 in the first quarter of fiscal 2003. The Company is assessing but has not yet determined how the adoption of SFAS 141, 142, 144, and 146 will impact its financial position and results of operations.

INTEREST RISK DISCLOSURES:

Because the Company's obligations under its term loans, revolving loans and Industrial Revenue Bonds bear interest at variable rates, the Company is sensitive to changes in interest rates. A 10% fluctuation in market interest rates would not have a material impact on earnings during the 2003 fiscal year.

FORWARD LOOKING STATEMENTS:

Certain portions of this report, particularly the Notes to the Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part I of this report, contain forward looking statements. These statements can be identified by the use of future tense or dates or terms such as "believe," "expect," "anticipate," or "plan." Important factors could cause actual results to differ materially from those anticipated by some of the statements made in this report. Some of the factors include, among other things, changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products, or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger or acquisition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

ADDITIONAL RISKS INCLUDE:

     .    We may be unable to meet ongoing stock exchange listing requirements.

          The New York Stock Exchange maintains rules for, among other items, minimum market capitalization and minimum stockholders' equity. The Company is currently not in compliance with such requirements and is subject to an eighteen-month timeframe within which it must achieve compliance with these requirements. This timeframe expires in February 2003. The Company may be unable to achieve such values in compliance with exchange rules, resulting in the Company listing its shares on a different exchange or becoming delisted.

     . The furniture industry is highly competitive at both the manufacturing and the retail levels; loss of market share could adversely impact sales, earnings and cash flow.

          Our manufacturing and our retailing subsidiaries face significant competition from numerous competitors, many of which are larger and better capitalized. Our subsidiaries may be at a competitive disadvantage as a result. If our subsidiaries lose market share to competitors, our financial performance could be adversely affected.

     .    Our retail operations may not become profitable.

          Our retail operations are currently unprofitable, and there can be no assurance that profitability will be achieved.

The Rowe Companies Annual Report 2002
FIVE YEAR SUMMARY

                                                              2002          2001          2000   1999(1)(2)   1998(1)(3)
                                                        (52 weeks)    (52 weeks)    (53 weeks)   (52 weeks)   (52 weeks)
------------------------------------------------------------------------------------------------------------------------
                                                                    (in thousands, except per share amounts)
Net shipments                                           $  334,610   $   325,438   $   362,935   $  289,619   $  191,675
Gross profit                                               115,311       105,313       123,653       88,295       50,026
Operating income (loss)                                      8,650        (5,766)       17,705       23,778       17,307
Net earnings (loss) from continuing operations (4)(5)        2,020        (6,189)        8,934       14,857       11,195
Net earnings (loss) (4)(5)                              $    2,020   $    (6,189)  $     3,544   $   13,901   $   11,200

Working capital                                         $   12,963   $    32,126   $    31,008   $   33,959   $   30,473
Total assets                                               174,292       155,115       164,584      168,580      110,462
Long-term debt                                              63,475        52,096        52,761       54,608       33,796
Stockholders' equity                                    $   48,823   $    46,696   $    55,422   $   54,659   $   45,236

Ratio of current assets to current liabilities            1.2 to 1      1.7 to 1      1.6 to 1     1.6 to 1     2.2 to 1
Ratio of cash and receivables to current liabilities      0.4 to 1      0.7 to 1      0.7 to 1     0.8 to 1     1.3 to 1

Net earnings (loss) from continuing operations
 per common share - basic                               $     0.15   $     (0.47)  $      0.68   $     1.11   $     0.82
Net earnings (loss) per common share - basic            $     0.15   $     (0.47)  $      0.27   $     1.04   $     0.82
Weighted average common shares                              13,152        13,135        13,152       13,426       13,672

Net earnings (loss) from continuing operations
 per common share assuming dilution                     $     0.15   $     (0.47)  $      0.66   $     1.04   $     0.79
Net earnings (loss) per common share assuming dilution  $     0.15   $     (0.47)  $      0.27   $     0.98   $     0.79
Weighted average common shares and equivalents              13,193        13,135        13,703       14,372       14,128
Cash dividends paid per share                           $        -   $      0.11   $      0.14   $     0.13   $     0.11

(1) The 1999 and 1998 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc.

(2)  The 1999 amounts include Storehouse, Inc., acquired August 1, 1999 (See
     Note 2 of the consolidated financial statements) .

(3) The 1998 amounts include The Wexford Collection, Inc., acquired January 1, 1998 and The Mitchell Gold Co., acquired October 31, 1998 (See Note 2 of the consolidated financial statements).

(4) The results of operations for 2001 include an after-tax loss, net of taxes, of approximately $2.7 million, or $0.20 per share, associated with the write-off of receivables and other balances resulting from the bankruptcy of Homelife Furniture Corporation.

(5) The results of operations for 1998 include an after-tax gain of approximately $0.02 per share reflecting the sale of Levitz Furniture receivable, partially offset by an increase in reserve for bad debts, write-down of investment property and other unusual charges.

The Rowe Companies Annual Report 2002
CONSOLIDATED BALANCE SHEETS

                                                                  12/01/2002    12/02/2001
------------------------------------------------------------------------------------------
                                                                      (in thousands)
ASSETS (Note 6)
CURRENT ASSETS
Cash and cash equivalents                                        $       274    $     9,457
Restricted cash collateralizing letters of credit                      1,938              -
Accounts receivable (net of allowance
 for losses of $1,100 in 2002 and $1,057 in 2001) (Note 13)           24,344         23,525
Notes receivable                                                         200            325
Tax refunds receivable, net                                                -          2,514
Inventories (Notes 1 & 3)                                             37,207         41,070
Deferred income taxes (Note 12)                                        2,118          2,371
Prepaid expenses and other                                             3,589          1,949
                                                                 -----------    -----------
   Total current assets                                               69,670         81,211
                                                                 -----------    -----------
PROPERTY AND EQUIPMENT (Notes 1 & 4)                                  51,769         31,452
                                                                 -----------    -----------
OTHER ASSETS
Cash value of life insurance, net of loans of $2,749 in 2002
 and $3,014  in 2001 (Note 7)                                          1,290          1,140
Investment property (net of accumulated depreciation of
 $7,070 in 2002 and $6,755 in 2001) (Notes 1 &  9)                     8,327          8,154
Goodwill (net of amortization of $4,390 in 2002 and $3,094 in
 2001) (Notes 1 & 2)                                                  40,565         29,061
Miscellaneous                                                          2,671          4,097
                                                                 -----------    -----------
  Total other assets                                                  52,853         42,452
                                                                 -----------    -----------
                                                                 $   174,292    $   155,115
LIABILITIES                                                      ===========    ===========
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                    $     5,945    $     7,006
Short-term bank borrowings (Note 5)                                        -          9,368
Accounts payable                                                      12,463         14,344
Payment due under earn-out obligation (Note 2)                        12,800              -
Accrued expenses:
   Compensation                                                        4,716          3,346
   Income taxes                                                        1,464              -
   Other                                                               8,723          7,746
Customer deposits                                                     10,436          7,112
Deferred compensation - current portion (Note 7)                         160            163
                                                                 -----------    -----------
     Total current liabilities                                        56,707         49,085
LONG-TERM DEBT (Note 6)                                               63,475         52,096
DEFERRED COMPENSATION AND OTHER LIABILITIES (Note 7)                   2,216          4,999
DEFERRED INCOME TAXES (Note 12)                                        3,071          2,239
                                                                 -----------    -----------
     Total liabilities                                               125,469        108,419
                                                                 -----------    -----------

COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 7, 8, 9 & 10)
STOCKHOLDERS' EQUITY (Note 11)
COMMON STOCK, par value $1 per share, 50,000,000
 authorized shares                                                    16,585         16,548
CAPITAL IN EXCESS OF PAR VALUE                                        23,083         23,082
RETAINED EARNINGS                                                     32,224         30,204
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)               (1,113)        (1,201)
LESS TREASURY STOCK                                                  (21,956)       (21,937)
                                                                 -----------    -----------
     Total stockholders' equity                                       48,823         46,696
                                                                 -----------    -----------
                                                                 $   174,292    $   155,115
                                                                 ===========    ===========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2002
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                                                   Year Ended
-----------------------------------------------------------------------------------------------------------
                                                                      12/01/2002    12/02/2001   12/03/2000
                                                                     (52 WEEKS)    (52 weeks)    (53 weeks)
-----------------------------------------------------------------------------------------------------------
                                                                    (in thousands, except per share amounts)
Net shipments (Notes 2 & 13)                                         $   334,610   $   325,438   $  362,935
Cost of shipments                                                        219,299       220,125      239,282
                                                                     -----------   -----------   ----------
   Gross profit                                                          115,311       105,313      123,653
Selling and administrative expenses                                      104,310       111,079      105,948
Retail restructuring and other charges (Note 2)                            2,351             -            -
                                                                     -----------   -----------   ----------
   Operating income (loss)                                                 8,650        (5,766)      17,705
Interest expense                                                          (5,980)       (4,862)      (4,267)
Other income, net (Note 9)                                                 1,519         1,572        1,415
                                                                     -----------   -----------   ----------
   Earnings (loss) from continuing operations before taxes                 4,189        (9,056)      14,853
Tax expense (benefit) (Note 12)                                            2,169        (2,867)       5,919
                                                                     -----------   -----------   ----------

Net earnings (loss) from continuing operations                             2,020        (6,189)       8,934

Discontinued operations (Note 2):
Loss from discontinued operations of Wexford,
 less tax benefit of $954                                                      -             -       (1,829)
Loss on disposal of Wexford,
 including provision for $490 of operating
 losses, net of tax benefit of $1,894                                          -             -       (3,561)
                                                                     -----------   -----------   ----------
Net earnings (loss)                                                  $     2,020   $    (6,189)  $    3,544
                                                                     ===========   ===========   ==========

Other comprehensive income (loss), net of tax:
Unrealized loss on derivatives (Notes 1 & 10)                               (654)       (1,506)         (32)
Payments transferred to expense                                              742           337            -
                                                                     -----------   -----------   ----------

Comprehensive income (loss)                                          $     2,108   $    (7,358)  $    3,512
                                                                     ===========   ===========   ==========


Net earnings (loss) from continuing operations per
 common share (Note 1)                                               $      0.15   $     (0.47)  $     0.68
                                                                     ===========   ===========   ==========

Net earnings (loss) per common share (Note 1)                        $      0.15   $     (0.47)  $     0.27
                                                                     ===========   ===========   ==========

  Weighted average common shares                                          13,152        13,135       13,152
                                                                     ===========   ===========   ==========

Net earnings (loss) from continuing operations per common
 share assuming dilution (Note 1)                                    $      0.15   $     (0.47)  $     0.66
                                                                     ===========   ===========   ==========

Net earnings (loss) per common share assuming dilution (Note 1)      $      0.15   $     (0.47)  $     0.27
                                                                     ===========   ===========   ==========

  Weighted average common shares and equivalents                          13,193        13,135       13,703
                                                                     ===========   ===========   ==========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2002
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              Year Ended December 1, 2002, December 2, 2001 and December 3, 2000
                                                         -------------------------------------------------------------------------
                                                                       Common Stock                            Treasury Stock
                                                         ------------------------------------              ----------------------
                                                                                   Capital in
                                                           Shares        $1 Par     Excess of   Retained    Number of
                                                           Issued         Value    Par Value    Earnings     Shares     Cost
----------------------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands, except share and per share amounts)
Balance at November 28, 1999                               16,512,962   $ 16,513   $   23,039   $ 36,077    3,252,129    $ 20,970
   Acquisition of treasury stock                                                                              153,818         951
   Cash dividends paid, $0.14 per share                                                           (1,849)
   Exercise of stock options                                    7,185          7           44
   Net change during the year related to cash flow hedge
   Net earnings for the year ended
    December 3, 2000                                                                               3,544
                                                         ------------- ---------- ------------ ---------- ------------  ----------
Balance at December 3, 2000                                16,520,147     16,520       23,083     37,772    3,405,947      21,921
   Acquisition of treasury stock                                                                                6,743          16
   Cash dividends paid, $0.11 per share                                                           (1,379)
   Exercise of stock options                                   27,568         28           (1)
   Net change during the year related to cash flow hedge
   Net loss for the year ended
    December 2, 2001                                                                              (6,189)
                                                         ------------- ---------- ------------ ---------- ------------  ----------
Balance at December 2, 2001                                16,547,715     16,548       23,082     30,204    3,412,690      21,937
   Acquisition of treasury stock                                                                                6,847          19
   Exercise of stock options                                   37,192         37            1
   Net change during the year related to cash flow hedge
   Net earnings for the year ended
    December 1, 2002                                                                               2,020
                                                         ------------- ---------- ------------ ---------- ------------  ----------
Balance at December 1, 2002                                16,584,907   $ 16,585   $   23,083   $ 32,224    3,419,537    $ 21,956
                                                         ============= ========== ============ ========== ============  ==========

                                                         Year Ended
                                                         December 1,
                                                            2002,
                                                         December 2,
                                                            2001
                                                            and
                                                         December 3,
                                                            2000
                                                         ------------
                                                          Accumulated
                                                         Comprehensive
                                                         Income(Loss)
----------------------------------------------------------------------
Balance at November 28, 1999                             $          -
   Acquisition of treasury stock
   Cash dividends paid, $0.14 per share
   Exercise of stock options
   Net change during the year related to cash flow hedge          (32)
   Net earnings for the year ended
    December 3, 2000
                                                         ------------
Balance at December 3, 2000                                       (32)
   Acquisition of treasury stock
   Cash dividends paid, $0.11 per share
   Exercise of stock options
   Net change during the year related to cash flow hedge       (1,169)
   Net loss for the year ended
    December 2, 2001
                                                         ------------
Balance at December 2, 2001                                    (1,201)
   Acquisition of treasury stock
   Exercise of stock options
   Net change during the year related to cash flow hedge          88
   Net earnings for the year ended
    December 1, 2002
                                                         ------------
Balance at December 1, 2002                              $     (1,113)
                                                         ============

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2002
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEAR ENDED
------------------------------------------------------------------------------------------------------------
                                                                         12/1/02      12/2/01      12/3/00
                                                                      (52 WEEKS)   (52 weeks)    (53 weeks)
------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Increase (Decrease) In Cash
Cash flows from operating activities:
   Cash received from customers                                        $  336,978    $ 329,683    $ 379,400
   Cash paid to suppliers and employees                                  (315,415)    (328,948)    (354,570)
   Income taxes received (paid), net                                        2,839          585       (6,183)
   Interest paid                                                           (5,980)      (4,642)      (5,693)
   Interest received                                                          347          480          288
   Other receipts - net                                                     1,340        1,109        1,156
                                                                       ----------    ---------    ---------

Net cash and cash equivalents provided by (used in)
 operating activities                                                      20,109       (1,733)      14,398
                                                                       ----------    ---------    ---------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                                 -        1,056           21
   Capital expenditures                                                    (3,323)      (3,317)      (9,155)
   Payments to acquire businesses (Note 2)                                      -            -       (5,160)
                                                                       ----------    ---------    ---------

Net cash used in investing activities                                      (3,323)      (2,261)     (14,294)
                                                                       ----------    ---------    ---------

Cash flows from financing activities:
   Restricted cash deposited to collateralize letters of credit            (1,938)           -            -
   Net borrowings (repayments) under line of credit                        (9,368)       5,368         (164)
   Proceeds from issuance of long-term debt                                43,139        6,865       13,020
   Payments to reduce long-term debt                                      (57,821)      (3,821)     (11,922)
   Proceeds from loans against life insurance policies                          -        3,014            -
   Proceeds from issuance of common stock                                      38           27           51
   Dividends paid                                                               -       (1,379)      (1,849)
   Purchase of treasury stock                                                 (19)         (16)        (951)
                                                                       ----------    ---------    ---------

Net cash provided by (used in) financing activities                       (25,969)      10,058       (1,815)
                                                                       ----------    ---------    ---------

Net increase (decrease) in cash and cash equivalents                       (9,183)       6,064       (1,711)

Cash at beginning of year                                                   9,457        3,393        5,104
                                                                       ----------    ---------    ---------

Cash at end of year                                                    $      274    $   9,457    $   3,393
                                                                       ==========    =========    =========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2002
RECONCILIATION OF NET EARNINGS (LOSS) TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES

                                                                                     YEAR ENDED
------------------------------------------------------------------------------------------------------------
                                                                         12/1/02      12/2/01      12/3/00
                                                                        (52 WEEKS)   (52 weeks)   (53 weeks)
------------------------------------------------------------------------------------------------------------
                                                                                   (in thousands)
Net earnings (loss)                                                    $    2,020    $  (6,189)   $   3,544
                                                                       ----------    ---------    ---------
Adjustments to reconcile net earnings (loss) to net cash
 provided by (used in) operating activities, net of
 disposition of business:
  Loss on disposition of Wexford                                                -            -        5,455
  Depreciation and amortization                                             8,889        8,569        8,581
  Provision for deferred compensation                                         218          173          816
  Payments made for deferred compensation                                  (2,802)        (813)        (160)
  Deferred income taxes                                                     1,031        1,001       (2,099)
  Provision for losses on accounts receivable                                 262        4,421        1,485
  Loss on disposition of assets                                               640           15           29

  Change in operating assets and liabilities net of
   effects of disposition of business:
    Decrease (increase) in accounts receivable                               (956)       4,649        5,564
    Decrease (increase) in inventories                                      3,863          227         (832)
    Decrease (increase) in prepaid expenses and other                      (1,995)       1,679         (887)
    Decrease (increase) in other  miscellaneous assets                      1,231         (352)         472
    Increase (decrease) in accounts payable                                (1,881)     (10,277)      (4,750)
    Increase (decrease) in accrued expenses                                 6,265       (4,433)      (1,715)
    Increase (decrease) in customer deposits                                3,324         (403)      (1,105)
                                                                       ----------    ---------    ---------

         Total adjustments                                                 18,089        4,456       10,854
                                                                       ----------    ---------    ---------

Net cash provided by (used in) operating activities                    $   20,109    $  (1,733)   $  14,398
                                                                       ==========    =========    =========

Supplemental Disclosures of Cash Flow:

In May 2002, the Company modified terms of the lease for the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. As a result, property and equipment and debt have been increased by $25 million.

In November 2002, the Company recorded an obligation relating to the long-term earn-out provisions of the Mitchell Gold purchase agreement. As a result, goodwill and current liabilities have been increased by $12.8 million.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business- The Rowe Companies (the "Company") consists of two manufacturing subsidiaries - Rowe Furniture, Inc. ("Rowe") and The Mitchell Gold Co. ("Mitchell Gold") and effective June 1, 2002, one retail furniture chain - Storehouse, Inc. ("Storehouse"). Storehouse was created through the merger of the Company's Home Elements retail chain into the Storehouse chain. Storehouse locations are geographically distributed across the mid-Atlantic, northeastern, southeastern, and southwestern United States. The manufacturing subsidiaries sell upholstered and leather furniture throughout the United States and in some international markets primarily to home furnishings retailers including Storehouse.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition - The manufacturing subsidiaries recognize sales when products are shipped and invoiced to customers. Storehouse recognizes sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer. Effective for fiscal year 2001, the Company implemented EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs". As a result, charges to customers for delivery services have been included in shipments. Selling and administrative expenses include $4,047,000, $4,800,000 and $4,404,000 of retail delivery expenses in 2002, 2001 and 2000, respectively.

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

Inventories-Inventories are valued at the lower of cost or market. The manufacturing subsidiaries utilize the first-in, first-out (FIFO) method to compute cost, while Storehouse utilizes the last-in, first-out (LIFO) method.

Property, Equipment and Depreciation- Property and equipment are stated at cost. For financial reporting purposes, depreciation, which includes amortization of assets under capital leases, is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years); and leasehold improvements (terms of leases).

Long-Lived Assets- Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford and incurred impairment losses relating to the retail restructuring charges in 2002.

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

Intangible Assets -Intangible assets consist principally of values assigned to the excess of cost over the fair value of net assets acquired (Goodwill). These assets are being amortized using the straight-line method over 25 years. The Company evaluates the carrying amount of goodwill based on profitability projections and estimated cash flows. If estimated future cash flows are not sufficient to recover the carrying amounts of goodwill, the assets will be written down to fair value. As further disclosed in Note 2, the Company recognized an impairment loss in fiscal 2000 related to the closing of Wexford. See Note 16.

Advertising Costs- Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to expense were $10,508,000, $12,934,000 and $14,623,000 in 2002, 2001 and 2000, respectively.

Derivatives- The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 2000 by SFAS No. 138, established accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company's derivative instruments are considered "effective" under SFAS No. 133 and, as a result, changes in fair value of the agreements are recorded to accumulated other comprehensive income (loss) in stockholders' equity. Hedge ineffectiveness was not material during the year ended December 1, 2002. See Note 10.

Income Taxes- Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting For Income Taxes."

Comprehensive Income (Loss)- The Company has reported the components of comprehensive income in the Consolidated Statement of Stockholders' Equity. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, other comprehensive income (loss) consists of changes in the fair market value of derivatives. Prior to the fourth quarter of 2000, the Company had no derivative financial instruments or items of other comprehensive income.

Earnings Per Share- The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options and convertible debentures, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share.

                                               2002         2001        2000
                                             ---------   ---------   -----------
                                                       (in thousands)

Net earnings available to basic shares       $   2,020   $  (6,189)  $     3,544
Add interest expense on assumed conversion
 of convertible debentures, net of tax               -           -           132
                                             ---------   ---------   -----------
Net earnings available to diluted shares     $   2,020   $  (6,189)  $     3,676
                                             =========   =========   ===========

Weighted average common shares
 outstanding (Basic)                            13,152      13,135        13,152
Effect of dilutive stock options and
 convertible debentures                             41           -           551
                                             ---------   ---------   -----------
Weighted average common shares and
 equivalents outstanding (Diluted)              13,193      13,135        13,703
                                             =========   =========   ===========

The dilutive share base for 2002, 2001 and 2000 excludes incremental shares of 1,783,702, 1,982,787 and 1,852,478, respectively. These shares are excluded due to their antidilutive effect, resulting from the option's exercise price being greater than the average market price of the common shares and as a result of the Company's loss from operations in 2001.

Statement of Cash Flows- For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year- The Company's accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal 2000 contained 53 weeks, whereas fiscal years 2002 and 2001 each contained 52 weeks.

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

On November 10, 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. The Company completed the sale of the manufacturing assets and subleased the building to a third party in January 2001. Proceeds from the sale consisted of $800,000 in cash and $450,000 in notes receivable (of which $125,000 was collected during each of 2002 and 2001). The Company recorded a $3.6 million charge, net of taxes, during the fourth quarter of fiscal 2000 to cover the costs of the closure and disposal of the assets. This transaction has been reflected as a discontinued operation. Net revenues at Wexford were $0 in 2002, $637,000 in 2001 and $11,606,000 in 2000. Discontinued
operations resulted in a loss per common share of $0.41 in 2000. On a diluted basis, loss per share was $0.39 in 2000.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. During 2000, a $5 million payment was made in accordance with the interim earn-out provisions of the purchase agreement. Additional earn-out provisions allow for a maximum purchase price of $32 million if certain earnings targets are attained over a four or five year period. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $26,340,000 at December 1, 2002, including $12,800,000 due under the four-year earn-out provision of the purchase agreement, as described below. The purchase agreement under which the Company acquired Mitchell Gold contains an earn-out provision that allows for a maximum payment of up to $14 million if certain earnings targets are attained over a four or five year period. As of December 1, 2002, the sellers of Mitchell Gold may elect to exercise their right to base their earn-out payment on the five-year period ending November 30, 2003. Unless the sellers so elect, the Company would be obligated to pay an amount of approximately $12.8 million during the second quarter of fiscal year 2003. Should the sellers of Mitchell Gold, as described above, be entitled to receive a payment under the four year earn-out period, the Company would be required to negotiate with its existing lenders in order to make this payment, or make other arrangements regarding a period of time over which to fulfill this potential obligation. There can be no assurance that the Company would be able to make arrangements acceptable to all involved parties.

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations throughout the mid-Atlantic, northeast, southeast and southwestern United States. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $14,224,000 at December 1, 2002.

The above companies are now operated as wholly-owned subsidiaries of the Company, and their operations are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) from their respective dates of acquisition.

In the first quarter of 2002, the Company announced its intention to restructure its retail operations by combining the current two subsidiaries into one, operating under the Storehouse name. This restructuring should result in reduced administrative expenses in future periods, as well as increasing the efficiency of the advertising programs and the buying power of the combined entity. The restructuring was completed by the end of the third quarter of 2002, except for the installation of signage at several stores. As of June 2, 2002, the Company recorded restructuring, store closing and other charges relating to the restructuring, totaling $2,319,000. Included in this amount were costs for moving equipment and relocating employees of $130,000 and training costs of $100,000 relating to training former Home Elements employees on the retail software utilized by Storehouse, including travel expenses associated with such training. These costs are included in selling and administrative expenses and are not included in the restructuring costs since they benefit future periods. The remaining $2,089,000 included estimated costs to terminate certain leases, write-off leasehold improvements and signage without future benefit, severance costs for employees to be terminated, and other restructuring related expenses. Particularly in regards to the estimate of lease termination costs, these estimates were based in part on third-party advice regarding the time required to sub-lease such space as well as the rate per square foot at which such space may be subleased. Actual time to sublease and the rate per square foot of any subleases may differ from such estimates. As conditions warrant, the Company will make appropriate adjustments to such estimates. The following table outlines the components of the restructuring and related charges recorded as of June 2, 2002, including non-cash components of the charges and the balance of the reserve account at December 1, 2002:

                                                                Revisions
                                                                and Fixed                 12/01/2002
                                       Original    Non-Cash       Asset        Paid        Reserve
                                       Charges    Write-downs     Charges     To Date      Balance
                                       --------   -----------   ----------   ---------    ----------
                                                            (in thousands)
Non-cash write-downs of fixed
 assets to net realizable value        $    494   $       494   $     (494)  $       -    $        -

Employee termination benefits
 (20 administrative personnel)              359             -          (99)        260             -

Lease termination costs                     720             -          262         463           519

Moving and relocation costs                 130             -          (43)         87             -

Other costs                                 616             -          210         826             -
                                       --------   -----------   ----------   ---------    ----------

                                       $  2,319   $       494   $     (164)  $   1,636    $      519
                                       ========   ===========   ==========   =========    ==========

The revisions to employee termination benefits and moving and relocation costs resulted from changes in the number of employees receiving benefits and the duration/cost of those benefits, as well as lower than expected costs of moving office equipment. As of December 1, 2002, the Company recorded an increase of $262,000 in the reserve established for lease termination costs, based on changes in market conditions for leased space.


NOTE 3 - INVENTORIES

Inventory components are as follows:

                                        2002          2001
                                     ----------    ----------
                                           (in thousands)
Retail merchandise                   $   17,683    $   17,982
Finished goods                            2,495         3,192
Work-in-process                           3,924         4,213
Raw materials                            13,105        15,683
                                     ----------    ----------
Total inventories                    $   37,207    $   41,070
                                     ==========    ==========

Included in retail merchandise was $17,683,000 for 2002 and $13,048,000 for 2001 of inventory valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $385,000 and $245,000, respectively, over the amounts shown above.

NOTE 4- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                          2002        2001
                                       ---------   ----------
                                          (in thousands)
Land                                   $     840   $      642
Buildings and improvements                38,755       19,314
Leasehold improvements                     9,896       10,054
Machinery and equipment                   45,277       41,830
Construction-in-process                      713          440
                                       ---------   ----------
                                          95,481       72,280
Less accumulated depreciation             43,712       40,828
                                       ---------   ----------

Net property and equipment             $  51,769   $   31,452
                                       =========   ==========

Assets recorded under capital leases that are included in the above property and equipment are as follows:

                                         2002
                                       ---------
                                    (in thousands)

Land                                   $     198
Buildings and improvements                18,572
Machinery and equipment                    6,230
                                       ---------
                                          25,000
Less accumulated amortization                608
                                       ---------
Net capital leases                     $  24,392
                                       =========

NOTE 5- SHORT-TERM BORROWINGS

The following summarizes aggregate short-term borrowings:

                                                            2002         2001         2000
                                                        -----------   ----------   ----------
                                                                    (in thousands)
Amount outstanding at year end                          $         0   $    9,368   $    4,000

Maximum amount outstanding at any month end                   9,418        9,368        9,378

Average borrowings (based on weighted daily balances)         4,241        6,255        6,852

Weighted average interest rate during the year                  5.8%         7.4%         7.9%

Weighted average interest rate at year end                      n/a          6.0%         7.3%

As a result of the debt restructuring discussed in Note 6, the Company no longer has short-term borrowings except as related to long-term debt.

NOTE 6 - LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of the following:

                                                            2002         2001
                                                        -----------   ----------
                                                             (in thousands)
Revolving bank loan                                     $    18,892   $   51,000
Mortgages                                                     9,241            -
Capital lease obligations                                    22,763            -

Term loans                                                   13,669            -
Industrial revenue bond                                       4,855        5,100
Debentures                                                        -        3,000
Other                                                             -            2
                                                        -----------   ----------
                                                             69,420       59,102
Less current maturities                                       5,945        7,006
                                                        -----------   ----------
Total long-term debt                                    $    63,475   $   52,096
                                                        ===========   ==========

As part of the refinancing of the Company's debt in May 2002, the Company utilized approximately $14.1 million in cash on hand to pay down existing balances, including $9.4 million in short-term bank debt, $3 million of debentures and $1.7 million on the capital lease and revolving debt. The Company utilized new debt (described below) to substantially pay down the existing revolving bank loans. The remaining balance of $9.2 million carries minimum required principal payments of $55,000 per month during the next 12 months, with a requirement for additional principal repayments on a quarterly basis if cash flow, as defined, exceeds certain ratios. The unpaid balance is due in December 2003. Interest is payable at prime plus 3%, with provisions for reductions in the spread over prime as the balance is paid down.

As part of this refinancing, the Company arranged a working capital revolving credit facility, a term loan and two mortgages. The Company borrowed $9.3 million, net of certain amounts set aside for required repairs and capital improvements, under mortgages against two real estate investment properties; borrowed $5 million under a term note repayable in 20 equal quarterly installments of $250,000; and drew down approximately $25.1 million (initially) under a $40 million revolving credit facility, maturing in May 2007.

The mortgage loans require 120 monthly payments of approximately $70,000 including interest at 7.75%, with the remaining balance then due. The term loan and the revolving loan bear interest payable at either prime or LIBOR rates plus a spread of up to 1.25% or 3.25%, respectively, based upon certain ratios.

The Company also modified the terms of the lease for the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. Payments under the lease, previously characterized as rent and included in manufacturing overhead, have been recorded as interest expense since June 2002. In addition, minimum monthly principal payments of $45,000 are now required as well as additional principal repayments if cash flow, as defined, exceeds certain ratios. The lease term has been modified and expires in December 2003. Interest charges under this lease are based on prime plus a spread ranging up to 3%. Upon expiration of the lease, the Company has the option to purchase the property, or the facility can be sold to a third party with the Company's guarantee of a residual value of not less than 85% of the total cost. It is expected that the property under the lease will be purchased at the expiration of the lease in December 2003 (fiscal 2004). Accordingly, while the 2003 amounts shown below include the minimum monthly payment, the remainder of the lease obligation is included in the amounts shown in 2004 below as any additional amounts to be repaid during 2003 are contingent on reaching the earnings targets mentioned above.

The above agreements restrict the Company's ability to pay dividends, repurchase stock and are collateralized by substantially all assets of the Company and its subsidiaries. Each of these facilities contain, among other things, covenants with respect to a fixed charge coverage ratio, minimum excess borrowing availability, minimum consolidated tangible net worth, maximum consolidated leverage ratio and maximum capital expenditures. As of December 1, 2002, the Company is in compliance with the provisions of these agreements.

The industrial revenue bond proceeds were used to construct a new manufacturing and office facility for Mitchell Gold. Annual principal payments are required ranging from $255,000 to $405,000 through 2017. Interest rates are variable and were 1.35% at December 1, 2002. The bonds are collateralized primarily by the new facility. In addition, the Company has a $4.9 million irrevocable letter of credit to serve as collateral for the bonds.

Minimum required debt service payments (including obligations under the capital lease described above) for each of the five fiscal years subsequent to December 1, 2002, are approximately $5,945,000 in 2003; $28,775,000 in 2004; $1,423,000
in 2005; $1,445,000 in 2006; $19,861,000 in 2007 and $11,971,000 thereafter.

NOTE 7- DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $63,000 in 2002, $72,000 in 2001 and $114,000 in 2000.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $167,000 in 2002, $167,000 in 2001 and $147,000 in 2000.

The Company has non-qualified retirement plans for certain personnel. The plans enable participants to defer income on a pre-tax basis and are not funded. The Company matches a portion of the deferral for certain participants. The charges to expense were $81,000 in 2002, $189,000 in 2001 and $396,000 in 2000. These
plans were terminated during fiscal 2002 and all participants' deferred compensation was distributed.

NOTE 8- EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $765,000 in 2002, $819,000 in 2001 and $696,000 in 2000.

NOTE 9- COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2018 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $16,686,000 in 2002, $16,287,000 in 2001 and $13,211,000 in 2000.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $1,947,000 in 2002, $1,902,000 in 2001 and $1,570,000 in 2000 and is included in other income in the accompanying Consolidated Statements of Operations and Comprehensive Income
(Loss). Since June 2000, investment properties include the Company's former manufacturing facility located in Salem, Virginia.

Minimum lease commitments at December 1, 2002, under long-term operating leases are as follows:

                                     Lease Expense      Lease Income
                                     -------------      ------------

2003                                 $  13,261,000      $ 1,773,000
2004                                    12,296,000        1,294,000
2005                                    10,048,000          480,000
2006                                     6,897,000          328,000
2007                                     4,949,000          232,000
Thereafter                              11,356,000           21,000
                                     -------------      -----------
                                     $  58,807,000      $ 4,128,000
                                     =============      ===========

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 4 to 8 years. Current monthly expense is $260,000 plus a variable mileage charge.

HEALTH INSURANCE PLAN

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $45,000 up to $100,000 per person annually, and aggregate claims ranging from $500,000 up to $7,100,000 in 2002. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

WORKERS' COMPENSATION INSURANCE PLAN

The Company is self-insured for certain workers compensation claims up to $250,000 per incident. The Company maintains insurance for claims exceeding $250,000 and has stop loss coverage of $3,000,000 in aggregate for fiscal year 2002. The Company accrues its estimated claims based upon actuarial estimates as determined by its claim administrator.

EMPLOYMENT AGREEMENTS

The Company has employment agreements with certain key officers of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual compensation of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $822,000 in 2002, 2001 and 2000.

In connection with the acquisition in 1998, one of the Company's subsidiaries has employment agreements with certain key officers for five years with salaries of up to $275,000.

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

The Company accounts for the interest rate swap and collar as cash flow hedges whereby the fair value of these contracts are reflected in other liabilities in the accompanying consolidated balance sheet with the offset, net of income taxes, recorded as accumulated other comprehensive income (loss). The fair value of these contracts was $1,113,000, as determined by quoted market prices, net of taxes approximating $682,000. For 2001, fair value totaled $1,201,000,net of taxes of $736,000. The current portion of this liability, or amount expected to be reclassified into earnings within the next year, is $707,000, net of taxes, compared to $670,000 in 2001.

NOTE 11 -STOCK OPTION PLANS

The Company has two stock option plans as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized. Substantially all of the options granted during the three-year period ended December 1, 2002 were fully vested at the grant date.

Under the 1993 incentive stock option plan, as amended, 3,264,937 shares of unissued common stock or treasury stock have been made available for grants. These options were granted at market value on the date of grant, have been adjusted for stock splits and dividends, and are exercisable for a term of eight to ten years from the date of grant.

Under the 1983 incentive stock option plan, as amended, 3,132,420 shares of unissued common stock or treasury stock were available for grants. These options were exercisable for a term of ten years from the date of grant. These options were granted at market value on the date of grant and have been adjusted for stock splits and dividends. Effective January 28, 1993, no further options may be granted under this plan.

SFAS 123, "Accounting for Stock-Based Compensation," requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS
123. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; dividend yields of 0%, 1.5%, and 1.5%; expected volatility of 123.1%, 77.2% and 56.6%; risk-free interest rates of 4.0%, 4.6% and 6.0%; and
expected lives of 4 years.

Under the accounting provisions of SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

                                           2002          2001           2000
--------------------------------------------------------------------------------
Net earnings (loss)
     As reported                        $ 2,020,000  $ (6,189,000)  $ 3,544,000
     Pro forma                          $ 1,925,000  $ (6,397,000)  $ 3,166,000
Net earnings (loss) per common share
     As reported                        $      0.15  $      (0.47)  $      0.27
     Pro forma                          $      0.15  $      (0.49)  $      0.24
Net earnings (loss) per common share
 assuming dilution
    As reported                         $      0.15  $      (0.47)  $      0.27
    Pro forma                           $      0.15  $      (0.49)  $      0.24

A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                         December 1, 2002             December 2, 2001            December 3, 2000
----------------------------------------------------------------------------------------------------
                                     Weighted                     Weighted                  Weighted
                                     Average                      Average                   Average
                                     Exercise                     Exercise                  Exercise
                        Shares       Price        Shares          Price       Shares        Price
----------------------------------------------------------------------------------------------------
Outstanding
 at beginning
 of year               1,982,787    $     6.82     2,010,301     $   7.32     2,105,198    $    7.37
  Granted                102,500          1.83       179,000         3.27       169,000         8.23
  Exercised              (37,192)         1.04       (27,568)        0.96        (7,185)        7.05
  Forfeited             (202,893)         7.13      (178,946)        9.81      (256,712)        8.35
                     -----------                 -----------                 ----------

Outstanding
 at end of year        1,845,202    $     6.62     1,982,787     $   6.82     2,010,301    $    7.32
                     ===========                 ===========                 ==========

Weighted-average
 fair value of
 options granted
 during the year     $      1.46                 $      1.84                 $     3.72
                     ===========                 ===========                 ==========

The following table summarizes information about fixed stock options outstanding at December 1, 2002.

                           Options Outstanding                        Options Exercisable
---------------------------------------------------------------------------------------------
Range                Number           Weighted           Weighted   Number           Weighted
of                   Outstanding at   Average            Average    Exercisable      Average
Exercise             December 1,      Remaining          Exercise   December 1,      Exercise
Prices               2002             Contractual Life   Price      2002             Price
---------------------------------------------------------------------------------------------
$ 1.25 - $  2.88         163,820      5 years            $ 2.15       153,820        $  2.16
  3.19 -    5.00         495,699      4 years              4.22       495,699           4.22
  6.25 -    6.93         321,882      5 years              6.59       321,882           6.59

  7.39 -   9.00          401,527      6 years              8.03       396,277           8.03
  9.09 -  12.05          462,274      6 years              9.58       430,553           9.54
                     -----------                                    --------
                       1,845,202                         $ 6.62     1,798,231        $  6.58
                     ===========                                    =========

NOTE 12- TAXES ON INCOME

Provisions for income taxes in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following components:

                                         2002          2001           2000
                                     -----------    -----------   -----------
Current                              $ 1,138,000   $ (3,868,000)  $ 5,062,000
Deferred                               1,031,000      1,001,000    (1,991,000)
                                     -----------   ------------   -----------

Total taxes on income (benefit)      $ 2,169,000   $ (2,867,000)  $ 3,071,000
                                     ===========   ============   ===========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes were as follows:

                                                       2002          2001
                                                    -----------   -----------

Receivables                                         $ 1,164,000   $ 1,177,000
Deferred compensation                                   757,000     1,692,000
Cash flow hedge                                         682,000       736,000
Deferred rent                                           463,000       366,000
Restructuring                                           197,000             -
Other                                                   538,000       916,000
                                                    -----------   -----------

Gross deferred tax assets                             3,801,000     4,887,000
                                                    -----------   -----------

Property and equipment                                2,527,000     2,599,000
Investment property                                   1,844,000     1,903,000
Inventories                                             383,000       253,000
                                                    -----------   -----------

Gross deferred tax liabilities                        4,754,000     4,755,000
                                                    -----------   -----------

Net deferred tax asset (liability)                  $  (953,000)  $   132,000
                                                    ===========   ===========

Included in the balance sheet:
  Deferred income tax assets-current                $ 2,118,000   $ 2,371,000
  Deferred income tax liabilities-non-current        (3,071,000)   (2,239,000)
                                                    -----------   -----------
  Net deferred tax asset (liability)                $  (953,000)  $   132,000
                                                    ===========   ===========

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                         2002          2001          2000
                                     -----------   ------------   -----------
Income tax expense (benefit),
 computed at the statutory rate      $ 1,424,000   $ (3,170,000)  $ 2,315,000
State income taxes, net of
 federal income tax benefit              154,000       (156,000)      357,000
Goodwill                                 495,000        495,000       435,000

Life insurance transactions             (104,000)      (101,000)      (56,000)
Other items, net                         200,000         65,000        20,000
                                     -----------   ------------   -----------
Total taxes on income (refundable)   $ 2,169,000   $ (2,867,000)  $ 3,071,000
                                     ===========   ============   ===========

NOTE 13- MAJOR CUSTOMER INFORMATION

Shipments to the Company's top three customers as a percent of net shipments were 15% in 2002, 16% in 2001 and 15% in 2000. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 25% in 2002, 26% in 2001 and 28% in 2000. Receivables from the Company's top three customers as a percent of year-end receivables amounted to 22% in 2002 and 13% in 2001.

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

                                      Wholesale       Retail
                                        Home           Home
                                     Furnishings    Furnishings                 Inter-segment
                                       Segment        Segment        Other       Eliminations    Consolidated
                                     -----------    -----------   -----------   -------------    ------------
                                                   (in thousands)
         2002

Revenue                              $   247,697    $   111,789   $         -   $     (24,876)   $   334,610
Interest expense                           3,287          1,762           931               -          5,980
Depreciation and amortization              5,414          3,051           424               -          8,889
Pre-tax net earnings(loss) from
   continuing operations                  18,976        (13,735)         (804)           (248)         4,189

Capital expenditures                       1,325          1,475           523               -          3,323
Total assets                             171,101         43,651        39,457         (79,917)       174,292

         2001

Revenue                              $   235,253    $   113,959   $         -   $     (23,774)   $   325,438
Interest expense                           2,354          2,021           487               -          4,862
Depreciation and amortization              5,106          3,025           438               -          8,569
Pre-tax net earnings(loss) from
   continuing operations                   2,673        (11,033)         (967)            271         (9,056)

Capital expenditures                       1,412          1,870            35               -          3,317
Total assets                             129,457         45,876        22,400         (42,872)       154,861

         2000

Revenue                              $   264,072    $   124,821   $         -   $     (25,958)   $   362,935
Interest expense                           2,304          1,600           363               -          4,267
Depreciation and amortization              4,739          3,064           314               -          8,117
Pre-tax net earnings(loss) from
   continuing operations                  17,647         (2,554)           25            (265)        14,853

Capital expenditures                       4,982          3,325           719               -          9,026
Total assets                             115,782         47,844        18,458         (20,496)       161,588

The consolidated amounts for capital expenditures and total assets exclude amounts for the discontinued Wexford segment. Capital expenditures at Wexford were $0, $0 and $129,000 for 2002, 2001 and 2000, respectively. Total assets at Wexford were $0, $254,000 and $2,996,000 for 2002, 2001 and 2000, respectively.

NOTE 15 - QUARTERLY FINANCIAL INFORMATION

Quarter                                   First        Second        Third         Fourth
-------------------------------------------------------------------------------------------
                                         (unaudited, in thousands, except per share amounts)
2002
Net shipments                           $ 81,623    $    80,313   $    85,536   $    87,138
Gross profit                              27,503         27,692        28,326        31,790
Net earnings (loss)                          699         (1,366)          554         2,133
Net earnings (loss) per common share        0.05          (0.10)         0.04          0.16
Net earnings (loss) per common share
 assuming dilution                          0.05          (0.10)         0.04          0.16

2001
Net shipments                           $ 80,428    $    78,029   $    82,402   $    84,579
Gross profit                              26,437         24,548        26,020        28,308
Net earnings (loss)                         (806)        (4,878)       (1,124)          619
Net earnings (loss) per common share       (0.06)         (0.37)        (0.09)         0.05
Net earnings (loss) per common share
 assuming dilution                         (0.06)         (0.37)        (0.09)         0.05

Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

NOTE 16 - RECENT ACCOUNTING PRONOUNCEMENTS

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

SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS
142. As of December 1, 2002, the net carrying amount of goodwill is $40,565,000. Amortization expense during the year ended December 1, 2002 was $1,296,000.

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

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS 146 is effective for activities occurring after December 31, 2002. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity.

On December 31, 2002, The FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure." SFAS 148 is effective for reporting periods ending after December 15, 2002. This statement amends existing disclosures that a company should make in its annual financial statements and requires disclosures in interim financial reports.

The Company will adopt SFAS 142, 144 and 148 in the first quarter of fiscal 2003. The Company is assessing but has not yet determined how the adoption of SFAS 141, 142, 144 and 146 will impact its financial position and results of operations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Rowe Companies is responsible for the accuracy and consistency of all the information contained in the annual report, including all accompanying consolidated financial statements. The statements have been prepared to conform with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgments.

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


Gerald M. Birnbach                              Gene S. Morphis
Chairman of the Board and President             Chief Financial Officer
                                                Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of December 1, 2002 and December 2, 2001, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 1, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at December 1, 2002 and December 2, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 1, 2002, in conformity with accounting principles generally accepted in the United States of America.

High Point, North Carolina                  BDO SEIDMAN, LLP
January 8, 2003


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

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, April 15, 2003 at the Ritz Carlton - 1700 Tysons Blvd., McLean, Virginia.


CORPORATE OFFICERS AND DIRECTORS

OFFICERS:

Gerald M. Birnbach
Chairman of the Board and President

Barry A. Birnbach
Vice President - Corporate Development

Timothy J. Fortune
Vice President - Human Resources and Strategy

Gene S. Morphis
Chief Financial Officer,
Secretary-Treasurer

DIRECTORS:

Gerald M. Birnbach
Chairman of the Board and President

Richard E. Cheney
Former Chairman Emeritus of the
Board of Hill and Knowlton, Inc.

Mitchell S. Gold
President -The Mitchell Gold Co.

Harvey I. Ptashek
Retired - Senior Vice President

Charles T. Rosen
Vice President - Luth Research, Inc.

Keith J. Rowe
Private Investor

Sidney J. Silver
Partner - Silver, Freedman & Taff, LLP

Allan Tofias

Former Managing Partner - Tofias, Fleishman,
Shapiro & Company, P.C.

Gerald O. Woodlief
Retired - Senior Vice President


SUBSIDIARY CORPORATIONS:

ROWE FURNITURE, INC.
Bruce M. Birnbach - President
Headquarters - McLean, VA
Manufacturing Facilities -Morehouse, MO, Poplar Bluff, MO,
 Elliston, VA, Salem, VA
Showroom - High Point, NC
www.rowefurniture.com


THE MITCHELL GOLD CO.
Mitchell S. Gold  - President
Headquarters - Taylorsville, NC
Manufacturing Facility - Taylorsville, NC
Showroom - High Point, NC
www.mitchellgold.com


STOREHOUSE, INC.
Caroline Hipple  - President
Headquarters - Atlanta, GA
60 retail locations
www.storehousefurniture.com