Form 10-K, Exhibit 13
period 2003-11-30
ROWE COMPANIES
filed 2004-02-17
CIK 85417

                                                                      Exhibit 13

The Rowe Companies Annual Report 2003
Five Year Summary

                                                               2003        2002(4)      2001(4)      2000(4)    1999(1)(2)(4)
                                                            (52 weeks)   (52 weeks)   (52 weeks)   (53 weeks)     (52 weeks)
                                                            ----------   ----------   ----------   ----------   -------------
(in thousands, except per share amounts)

Net shipments                                                $ 279,385   $ 270,084    $ 268,901     $ 308,068     $ 240,860
Gross profit                                                   101,137      96,621       90,336       108,398        75,315
Operating income (loss)                                          5,399        (433)     (11,613)       11,537        18,378
Net earnings (loss) from continuing operations (3)               1,000      (2,335)      (8,271)        6,294        12,269
Net earnings (loss) (3)                                      $   2,546   $   2,020    $  (6,189)    $   3,544     $  13,901

Working capital                                              $  23,779   $  12,963    $  32,126     $  31,008     $  33,959
Total assets                                                   130,068     174,292      155,115       164,584       168,580
Long-term debt                                                  34,312      63,475       52,096        52,761        54,608
Stockholders' equity                                         $  51,917   $  48,823    $  46,696     $  55,422     $  54,659

Ratio of current assets to current liabilities                1.6 to 1    1.2 to 1     1.7 to 1      1.6 to 1      1.6 to 1
Ratio of cash and receivables to current liabilities          0.6 to 1    0.4 to 1     0.7 to 1      0.7 to 1      0.8 to 1

Net earnings (loss) from continuing operations
   per common share - basic                                  $    0.08   $   (0.18)   $   (0.63)    $    0.48     $    0.91
Net earnings (loss) per common share - basic                 $    0.19   $    0.15    $   (0.47)    $    0.27     $    1.04
Weighted average common shares                                  13,167      13,152       13,135        13,152        13,426

Net earnings (loss) from continuing operations per common
   share assuming dilution                                   $    0.08   $   (0.18)   $   (0.63)    $    0.46     $    0.85
Net earnings (loss) per common share assuming dilution       $    0.19   $    0.15    $   (0.47)    $    0.27     $    0.98
Weighted average common shares and equivalents                  13,205      13,193       13,135        13,703        14,372
Cash dividends paid per share                                $      --   $      --    $    0.11     $    0.14     $    0.13

(1) The 1999 results have been restated to reflect the discontinuation of operations at The Wexford Collection, Inc., which occurred in 2000.

(2)  The 1999 amounts include Storehouse, Inc., acquired August 1, 1999. (See
     Note 2 of the Consolidated Financial Statements.)

(3) The results of operations for 2001 include an after-tax loss, net of taxes, of approximately $2.7 million, or $0.20 per share, associated with the write-off of receivables and other balances resulting from the bankruptcy of Homelife Furniture Corporation.

(4) The results of operations for 2002, 2001, 2000, and 1999 have been restated to reflect the discontinuation of operations at The Mitchell Gold Co. (See
     Note 2 of the Consolidated Financial Statements.)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Rowe Companies (the "Company") operates through two subsidiaries in the home furnishings industry. Rowe Furniture, Inc. ("Rowe") manufactures quality, upholstered furniture serving the middle and upper middle market primarily throughout the United States. Storehouse, Inc. ("Storehouse") is a multi-channel lifestyle home furnishings retailer with 61 stores from Texas through the Southeast and Mid-Atlantic markets.

During 2003, the Company completed several transactions significantly affecting our balance sheet and overall financial condition, and made progress towards improved operating results, particularly in our retail segment.

The Company completed the sale of its subsidiary, The Mitchell Gold Co. ("Mitchell Gold"). With the proceeds of the sale, the Company was able to settle certain obligations to the previous owners of Mitchell Gold, in accordance with the terms of the original purchase agreement, and substantially reduced the Company's outstanding debt. The Company was also able to modify, in beneficial ways, both the Elliston capital lease obligation as well as certain terms of the revolving bank loan entered into in 2002. These changes improve the Company's near-term debt service requirements.

The Company also saw positive changes in its retail segment operations. With solid same store sales growth over 2002 (eleven positive months during the year), and improvements in most operating areas, operating losses in the retail segment were reduced by more than half, contributing substantially to the overall improvement in earnings from operations in 2003 over 2002.

                                        2003       2002       2001
                                      --------   --------   --------
(in thousands)
Net Shipments:
Manufacturing, total                  $176,315   $177,351   $172,914
Sales to retail segment                (19,898)   (19,056)   (17,972)
                                      --------   --------   --------
Manufacturing, net of eliminations     156,417    158,295    154,942
Retail                                 122,968    111,789    113,959
                                      --------   --------   --------
Total                                  279,385    270,084    268,901
                                      ========   ========   ========
Gross Profit:
Manufacturing                           40,769     42,520     34,618
Retail                                  60,368     54,101     55,718
                                      --------   --------   --------
Total                                  101,137     96,621     90,336
                                      ========   ========   ========
Selling and Adminstrative Expenses:
Manufacturing                           23,951     25,007     31,088
Retail                                  64,972     63,066     64,003
Other                                    6,590      6,630      6,858
                                      --------   --------   --------
Total                                 $ 95,513   $ 94,703   $101,949
                                      ========   ========   ========

RESULTS OF OPERATIONS

Year Ended November 30, 2003 Versus Year Ended December 1, 2002

Net shipments increased $9,301,000, or 3.4%, to $279,385,000 in 2003 from
$270,084,000 in 2002. The increase primarily resulted from increased shipments in our retail segment.

Retail segment net shipments increased $11.2 million, or 10.0%, from $111.8 million in 2002 to $123.0 million in 2003. Retail shipments benefited from management initiatives to improve promotional efficiency and selling effectiveness, and to strengthen performance of certain previously underperforming merchandise categories. Same store sales increased 9.9% in 2003 over 2002, with eleven months of positive change during the year. Upholstery, wall units and bedroom were the categories with the largest dollar increases.

Manufacturing segment net shipments decreased $1.9 million, or 1.2%, from $158.3 million in 2002 to $156.4 million in 2003. The decrease was attributable to generally soft economic conditions, particularly in early 2003. The manufacturing segment also shipped $19.9 million to the retail segment, 4.4% over the amount shipped in 2002. These shipments have been eliminated in consolidation.

Gross profit increased $4,516,000, or 4.7%, from $96,621,000 in 2002 to
$101,137,000 in 2003. Gross margin, or gross profit as a percent of net shipments, improved from

35.8% in 2002 to 36.2% in 2003. These increases were due to increased retail margins and an increase in retail shipments as a percent of total shipments.

Retail segment gross profit improved by $6.3 million, from $54.1 million in 2002 to $60.4 million in 2003, primarily as a result of increased shipments. Retail gross margin also improved, from 48.4% to 49.1%; improved inventory management, resulting in reduced inventory shrinkage, accounted for the increase in gross margin.

Manufacturing segment gross profit declined $1.8 million, or 4.1%, from $42.5 million in 2002 to $40.8 million in 2003. Gross margin declined from 26.9% in 2002 to 26.1% in 2003. Higher fuel costs early in 2003, combined with reduced shipments resulting in underabsorbed overhead early in the year, unfavorably impacted gross profit and gross margin.

Selling and administrative expenses increased by $810,000, or 0.9%, from $94,703,000 in 2002 to $95,513,000 in 2003. Selling and administrative expenses improved from 35.1% of net shipments in 2002 to 34.2% in 2003. Increases in retail segment expenses were partially offset by decreases in manufacturing segment expenses.

Retail segment selling and administrative expenses increased $1.9 million, or 3.0%, from $63.1 million in 2002 to $65.0 million in 2003. Retail distribution costs (warehousing and home delivery) were impacted unfavorably by costs incurred in consolidating two overlapping distribution center locations into one operation, as part of the retail consolidation undertaken in 2002. The Company also recorded $491,000 in impairment charges relating to leasehold improvements in certain unprofitable retail stores in 2003, based on expected cash flows at those stores. This was offset by the elimination of goodwill amortization in 2003 under new accounting regulations. Other fluctuations included an increase in salaries and wages of $511,000, largely related to higher shipments; and a reduction in advertising expenses by $1.6 million, due to savings from the consolidation, elimination of television advertising and increased advertising reimbursements from vendors.

Manufacturing segment selling and administrative expenses decreased $1.1 million, or 4.2%, from $25.0 million in 2002 to $23.9 million in 2003. Most of this decrease represents a recovery of $729,000 recorded in 2003 relating to certain reserves established in connection with a 2001 retail customer bankruptcy and reduced sales commissions on lower shipments.

Operating earnings were $5.4 million in 2003, compared to a loss of $(433,000) in 2002, as a result of increased retail shipments and associated gross profit, lower retail restructuring and other charges, partially offset by reduced manufacturing segment shipments and gross profit and higher retail selling and administrative expenses.

Interest expense increased from $4,316,000 in 2002 to $4,462,000 in 2003. While interest rates declined from 2002 to 2003, and the outstanding balances also declined during 2003, including interest on the Elliston lease in interest expense for all of 2003, versus six months in 2002 as a result of its reclassification as a capital lease in 2002, offset the reductions from declining rates and balances.

Other income, net, decreased $352,000, from $1,519,000 in 2002 to $1,167,000 in
2003, primarily due to reduced net rental income associated with an investment property.

Earnings from continuing operations before taxes improved to earnings of $2,104,000 in 2003 from a loss of $(3,230,000) in 2002, reflecting the factors discussed above.

As the Company regained profitability in 2003, the effective tax rate was 52.5%. The effective rate exceeded the statutory rate due to state income taxes, non-deductible items and other items, net. In 2002, the Company recorded a tax benefit as a result of a loss from operations. The effective rate of the tax benefit was 27.7%. The 2002 effective tax benefit rate was lower than the statutory rate as goodwill amortization, which is not a component of federal income tax, reduced the book loss, and other miscellaneous non-deductible items further reduced the potential recovery.

Year Ended December 1, 2002 Versus Year Ended December 2, 2001

Net shipments increased $1,183,000, or 0.4%, to $270,084,000 in 2002 from
$268,901,000 in 2001. The increase primarily resulted from increased shipments in our manufacturing segment.

Manufacturing segment net shipments increased $3.4 million, or 2.2%, from $154.9 million to $158.3 million in 2002. The increase was primarily attributable to a new lower price point category of product introduced in 2002. The manufacturing segment also shipped $19.1 million to the retail segment, 6.0% over the amount shipped in 2001. These shipments have been eliminated in consolidation.

Retail segment net shipments decreased $2.2 million, or 1.9%, from $114.0 million in 2001 to $111.8 million in 2002. General unfavorable retail sales conditions, along with weak sales of bedroom furniture in particular, accounted for the decrease.

Gross profit increased $6,285,000, or 7.0%, from $90,336,000 in 2001 to
$96,621,000 in 2002. Gross margin improved from 33.6% in 2001 to 35.8% in 2002.
Gross profit in 2001 was significantly impacted by lost volume resulting from the loss of three key customers early in the year, including one that filed for bankruptcy in mid 2001.

Manufacturing segment gross profit increased $7.9 million, or 22.8%, from $34.6 million in 2001 to $42.5 million in 2002. Gross margin improved from 22.3% in 2001 to 26.9% in 2002. Gross profit in 2001 was impacted by lost volume resulting from the loss of three key customers early in the year; this negatively impacted overhead absorption and manufacturing efficiencies due to workforce reductions and short work weeks. In 2002, with the workforce restructuring completed, manufacturing efficiencies were substantially improved, and other improvements, particularly in the areas of distribution/trucking costs and service costs, were also achieved.

Retail segment gross profit declined by $1.6 million, from $55.7 million in 2001 to $54.1 million in 2002, primarily as a result of decreased shipments. Retail gross margin also declined, from 48.9% to 48.4%, primarily as a result of inventory adjustments for obsolete and clearance inventory subsequent to the retail consolidation undertaken in 2002.

Selling and administrative expenses decreased by $7,246,000, or 7.1%, from $101,949,000 in 2001 to $94,703,000 in 2002. Approximately $4.1 million of the improvement resulted from the write-offs and reserves established in 2001 in connection with the key customer bankruptcy in mid 2001.

Retail segment selling and administrative expenses and restructuring charges increased $1.4 million, or 2.2%, from $64.0 million in 2001 to $65.4 million in 2002. The restructuring charges were offset, in part, with savings in other overhead costs as duplicate positions were eliminated and advertising programs were consolidated.

Manufacturing segment selling and administrative expenses decreased $6.1 million, or 19.6%, from $31.1 million in 2001 to $25.0 million in 2002. Much of this decrease, approximately $4.1 million, represents the reserves established in connection with a 2001 customer bankruptcy. Other savings were recognized as a result of workforce reductions taken in 2001 in response to lower shipments as a result of lost customers.

Operating losses were $(433,000) in 2002, compared to a loss of $(11,613,000) in 2001, as a result of increased manufacturing segment shipments and improved gross profit, offset by reduced retail segment shipments and gross profit and higher selling and administrative expenses, including retail restructuring and related charges, offset by lower manufacturing segment selling and administrative expenses, as described above.

Interest expense increased from $2,762,000 in 2001 to $4,316,000 in 2002, primarily as a result of the Elliston lease classification change. Changes in the terms of the operating lease during 2002 resulted in the lease being re-characterized as a capital lease, with rent expense payments converted into interest payments, beginning in May 2002.

Losses from continuing operations before taxes improved from a loss of $(12,810,000) in 2001 to a loss of $(3,230,000) in 2002, reflecting the factors discussed above.

The effective tax rate declined from 35.4% in 2001 to 27.7% in 2002 due primarily to the impact of non-deductible expense items, particularly goodwill amortization, on the calculation of tax expense.

Critical Accounting Policies:

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain estimates and assumptions have been made that affect the amounts and disclosures reported in the consolidated financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. Critical accounting policies that may affect the consolidated financial statements include self-insurance, long-lived asset valuations and impairments, inventory reserves and goodwill.

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

Goodwill

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," which was adopted by the Company in 2003, goodwill and other intangible assets are to be evaluated for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company conducts its required annual impairment test during the second quarter of each fiscal year. The impairment test uses a discounted cash flow and projected profitability model to estimate the fair value of the reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding specific economic conditions that are outside the control of the Company.

Liquidity and Source of Capital:

Cash from Operations

Net cash provided by (used in) operating activities was $10,327,000, $20,134,000 and $(1,679,000) in 2003, 2002 and 2001, respectively. Fluctuations in net cash provided by (used in) operating activities are primarily the result of changes in operating income and changes in working capital accounts. Substantial changes from 2002 to 2003 included the decrease in inventory, particularly leather, during the early part of 2002; the payout of the deferred compensation plan during 2002; and the collection of the 2001 tax refund in early 2002. Between 2001 and 2002, substantial changes included provisions for bad debt losses, largely associated with the bankruptcy of one customer in 2001; a decrease in accounts receivable during 2001, associated with lost volume due to the loss of three major customers in 2001; and a decrease in accounts payable in 2001, due to lower sales activity and changes in payment practices.

Cash from Investing Activities

Net cash provided by (used in) investing activities was $19,798,000, $(3,348,000) and $(2,315,000) in 2003, 2002 and 2001, respectively, primarily reflecting cash receipts and payments related to Mitchell Gold in 2003. Capital expenditures in all periods were generally routine information systems maintenance and upgrade projects, with some store remodeling activity and four new retail stores in 2001. Fiscal 2002 also included expenditures relating to the retail consolidation, including new signage and systems upgrades. Fiscal 2004 capital expenditures are expected to total approximately $5.0 million and will be funded from cash from operations and available borrowing capacity. In addition, the Company expects to fund approximately $2.0 million of system acquisition costs with operating leases in 2004.

Cash from Financing Activities

Net cash provided by (used in) financing activities was $(26,691,000), $(25,969,000) and $10,058,000 for 2003, 2002 and 2001, respectively. In 2002, the Company refinanced significant portions of its outstanding debt and re-paid approximately $24.0 million. During 2003, proceeds from the sale of Mitchell Gold were used to reduce outstanding debt by approximately $22.0 million. The Company used other cash generated from operations to pay down debt by an additional approximately $5.0 million. The Company did not pay cash dividends on its common stock during either 2003 or 2002.

As of November 30, 2003, the Company had $11.5 million available under its revolving bank loan. The Company believes it has the financial resources (including available cash, expected cash flow from operations, and bank loans) needed to meet business requirements for the foreseeable future including capital expenditures and working capital. Cash flow from operations is highly dependent on order rates and the Company's operating performance.

Contractual Obligations

The following summarizes our significant contractual obligations as of November 30, 2003:

                                                           Payments by Period
                                           -------------------------------------------------
                                           Less Than     1-3       3-5      After
                                             1 Year     Years     Years    5 Years    Total
                                           ---------   -------   -------   -------   -------
(in thousands)

CONTRACTUAL OBLIGATIONS:
Operating leases                            $13,941    $20,283   $10,152   $ 7,922   $52,298
Capital leases                                2,172      1,735     1,735     8,662    14,304
Loans on life insurance                       2,733      2,733
Contractual maturities of long-term debt      1,142      2,319    11,583     8,278    23,322
Other long-term liabilities reflected
   on the balance sheet                         167        227       408     3,396     4,198
                                            -------    -------   -------   -------   -------
Total contractual cash obligations          $17,422    $24,564   $23,878   $30,991   $96,855
                                            =======    =======   =======   =======   =======

The Company is not a party to any long-term supply contracts with respect to lumber, fabric or other raw materials used in production, nor does the Company enter into long-term purchase commitments with vendors utilized in the ordinary course of business.

As of the end of fiscal 2003, the Company was in the best financial condition of the last few years. Total debt was significantly reduced, through improved operations and the proceeds of the Mitchell Gold asset sale. In addition, outstanding debt terms were extended, reducing near-term cash flow needs for servicing debt and removing the uncertainty of refinancing debt in these still difficult economic conditions.

Interest Rate Risk and Foreign Currency Exchange Rate Risk

Because the Company's obligations under its term loan, revolving loan and capital lease obligation bear interest at variable rates, the Company is sensitive to changes in prevailing interest rates. A 10% fluctuation in market interest rates would not result in a material change in interest expense during the 2004 fiscal year. The Company is exposed to market risk from changes in the value of foreign currencies because it imports a substantial portion of its retail inventory and some of its raw materials, from foreign sources. See "Forward-Looking Statements" below.

Forward-Looking Statements:

When used in this Annual Report and in filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions, as well as the use of future dates, are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products, or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger, acquisition, redisposition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company.

Additional risks include:

..    The furniture industry is highly competitive at both the manufacturing and the retail levels; loss of market share could adversely impact sales, earnings and cash flow.

     Our manufacturing and our retailing subsidiaries face significant competition from numerous competitors, many of which are larger and better capitalized. Our subsidiaries may be at a competitive disadvantage as a result. If our subsidiaries lose market share to competitors, our financial performance could be adversely affected.

..    Our retail operations may not become profitable.

     Our retail operations are currently unprofitable, and there can be no assurance that profitability will be achieved.

..    The Company imports a substantial portion of its retail inventory, and some of its raw materials, from foreign sources. Changes in exchange rates could impact the price the Company pays for these goods, resulting in potentially higher retail prices and/or lower gross profit on these goods.

     During fiscal 2003, approximately 32% of the Company's purchases of retail inventory originated overseas, and the Company also purchased some raw materials, particularly wood components, fabric, and leather chairs for re-sale, from overseas sources. Most of these purchases were denominated in US dollars. As exchange rates with certain currencies have become unfavorable, the likelihood of price increases from our foreign vendors has increased. Such price increases, if they occur, could have one or more of the following impacts:

     . We could be forced to raise retail prices so high that we are unable to sell the products at current unit volumes;

     . If we are unable to raise retail prices commensurately with the cost increases, gross profit could be negatively impacted; or

     . We may be forced to find alternative sources of comparable product, which may be more expensive than the current product, of lower quality, or the vendor may be unable to meet our requirements for quantities, delivery schedules or other key terms.

     Similar impacts could be experienced in our manufacturing segment.

..    We may not be able to pay-off or refinance the debt obligations that mature in fiscal 2007 and 2008.

     The Company has substantial debt obligations that mature in 2007 and 2008 in particular. At those times, the Company would be required to pay off or refinance these obligations. If economic conditions, as well as the Company's own operating results, do not improve in the intervening years, then the Company would be more likely to need to refinance, rather than pay off, such obligations. There can be no assurance that the Company would be successful in obtaining this financing, or that, if obtained, the financing would be on favorable terms and conditions.

..    Our bad debts experience may differ materially from our estimates.

     Substantially all of the Company's trade accounts receivable are from retail furniture businesses. Management monitors payment status and periodically performs credit evaluations of these customers. However, changes in creditworthiness can occur rapidly and unanticipated losses from trade accounts receivable could occur in excess of the outstanding allowance for losses. Therefore, there can be no assurance that total losses from un-collectable accounts will not exceed the allowance.

..    We are implementing new Enterprise Resource Planning ("ERP") software that may not work as planned.

     Our manufacturing operations are implementing a new ERP system that includes accounting, order processing, materials purchasing and inventory management, human resources and payroll management and certain other functions. This is a complex, multi-step implementation. Various parts of the system may not perform as planned, which could create problems in entering or processing customer orders, processing payroll, procuring and managing inventory or record keeping. We could also experience costs to implement in excess of our budgeted amount.

..    Our revenue could be adversely affected by low-cost imported merchandise.

     In certain merchandise categories, there has been a rapid expansion of imported home furnishings at lower manufacturing costs, resulting in lower retail selling prices. This trend could reach the upholstery segment of the home furnishings market, resulting in our manufacturing operations facing low-cost foreign competition. This in turn could require us to reduce our selling prices or could diminish demand for our products.

We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

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


---------------------------------------             ----------------------------
Gerald M. Birnbach                                  Gene S. Morphis
Chairman of the Board and President                 Chief Financial Officer
                                                    Secretary-Treasurer

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of November 30, 2003 and December 1, 2002, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at November 30, 2003 and December 1, 2002, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the Consolidated Financial Statements, the Company changed its method of accounting for goodwill.


------------------------------                         -------------------------
High Point, North Carolina                             BDO SEIDMAN, LLP
January 9, 2004

The Rowe Companies Annual Report 2003
CONSOLIDATED BALANCE SHEETS

                                                                     11/30/2003   12/1/2002
                                                                     ----------   ---------
(in thousands)
ASSETS (Notes 1,2 and 6)
CURRENT ASSETS
Cash and cash equivalents                                             $  3,708     $    274
Restricted cash collateralizing letters of credit                        3,674        1,938
Accounts receivable (net of allowance
   for losses of $850 in 2003 and $1,100 in 2002)                       19,889       24,344
Notes receivable                                                           100          200
Inventories (Note 3)                                                    32,387       37,207
Deferred income taxes (Note 12)                                            880        2,118
Prepaid expenses and other                                               2,711        3,589
                                                                      --------     --------
   Total current assets                                                 63,349       69,670
                                                                      --------     --------

PROPERTY AND EQUIPMENT (Note 4)                                         41,624       51,769
                                                                      --------     --------

OTHER ASSETS
Cash value of life insurance, net of loans of $2,733 in 2003
   and $2,749 in 2002 (Note 7)                                           1,427        1,290
Investment property (net of accumulated depreciation of
   $7,406 in 2003 and $7,070 in 2002) (Note 9)                           8,198        8,327
Goodwill (net of amortization of $2,118 in 2003 and $4,390 in
   2002)                                                                14,224       40,565
Miscellaneous                                                            1,246        2,671
                                                                      --------     --------
   Total other assets                                                   25,095       52,853
                                                                      --------     --------
                                                                      $130,068     $174,292
                                                                      ========     ========
LIABILITIES (Notes 1 and 2)
CURRENT LIABILITIES
Current maturities of long-term debt (Note 6)                         $  3,314     $  5,945
Accounts payable                                                        11,744       12,463
Payment due under earn-out obligation                                       --       12,800
Accrued expenses:
   Compensation                                                          4,067        4,716
   Income taxes                                                          1,061        1,464
   Other                                                                 5,712        8,723
Customer deposits                                                       13,512       10,436
Deferred compensation - current portion (Note 7)                           160          160
                                                                      --------     --------
   Total current liabilities                                            39,570       56,707

LONG-TERM DEBT (Note 6)                                                 34,312       63,475
DEFERRED COMPENSATION AND OTHER LIABILITIES (Note 7)                     1,490        2,216
DEFERRED INCOME TAXES (Note 12)                                          2,779        3,071
                                                                      --------     --------
   Total liabilities                                                    78,151      125,469
                                                                      --------     --------

COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 7, 8, 9 and 10)

STOCKHOLDERS' EQUITY (Note 11)
COMMON STOCK, par value $1 per share, 50,000,000 authorized shares      16,587       16,585
CAPITAL IN EXCESS OF PAR VALUE                                          23,084       23,083
RETAINED EARNINGS                                                       34,770       32,224
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Note 10)                   (566)      (1,113)
LESS TREASURY STOCK                                                    (21,958)     (21,956)
                                                                      --------     --------

   Total stockholders' equity                                           51,917       48,823
                                                                      --------     --------
                                                                      $130,068     $174,292
                                                                      ========     ========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2003
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                                                                                        Year Ended
                                                                           ------------------------------------
                                                                           11/30/2003    12/1/2002    12/2/2001
                                                                           (52 weeks)   (52 weeks)   (52 weeks)
                                                                           ----------   ----------   ----------
(in thousands, except per share  amounts)

Net shipments (Notes 2 and 13)                                              $279,385     $270,084     $268,901
Cost of shipments                                                            178,248      173,463      178,565
                                                                            --------     --------     --------
   Gross profit                                                              101,137       96,621       90,336
Selling and administrative expenses                                           95,513       94,703      101,949
Retail restructuring and other charges (Note 2)                                  225        2,351           --
                                                                            --------     --------     --------
   Operating income (loss)                                                     5,399         (433)     (11,613)
Interest expense                                                              (4,462)      (4,316)      (2,762)
Other income, net (Note 9)                                                     1,167        1,519        1,565
                                                                            --------     --------     --------
   Earnings (loss) from continuing operations before taxes                     2,104       (3,230)     (12,810)
Tax expense (benefit) (Note 12)                                                1,104         (895)      (4,539)
                                                                            --------     --------     --------

Net earnings (loss) from continuing operations                                 1,000       (2,335)      (8,271)

Discontinued operations (Note 2):
Income from discontinued operations of Mitchell Gold,
   less tax expense of $664, $3,064 and $1,672, respectively                   1,084        4,355        2,082
Gain on disposal of Mitchell Gold,
   net of tax benefit of $1,473                                                  462           --           --
                                                                            --------     --------     --------
Net earnings (loss)                                                         $  2,546     $  2,020     $ (6,189)
                                                                            ========     ========     ========

Other comprehensive income (loss), net of tax:
Unrealized loss on derivatives (Notes 1 and 10)                                 (194)        (654)      (1,506)
Payments transferred to expense                                                  741          742          337
                                                                            --------     --------     --------
Comprehensive income (loss)                                                 $  3,093     $  2,108     $ (7,358)
                                                                            ========     ========     ========

Net earnings (loss) from continuing operations per common share (Note 1)    $   0.08     $  (0.18)    $  (0.63)
                                                                            ========     ========     ========
Net earnings (loss) per common share (Note 1)                               $   0.19     $   0.15     $  (0.47)
                                                                            ========     ========     ========
   Weighted average common shares                                             13,167       13,152       13,135
                                                                            ========     ========     ========
Net earnings (loss) from continuing operations per common
   share assuming dilution (Note 1)                                         $   0.08     $  (0.18)    $  (0.63)
                                                                            ========     ========     ========
Net earnings (loss) per common share assuming dilution (Note 1)             $   0.19     $   0.15     $  (0.47)
                                                                            ========     ========     ========
   Weighted average common shares and equivalents                             13,205       13,193       13,135
                                                                            ========     ========     ========

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2003
Consolidated Statements of Stockholders' Equity

                                                           Year Ended November 30, 2003, December 1, 2002
                                                                         and December 2, 2001
                                                           ----------------------------------------------
                                                                       Common Stock
                                                            ---------------------------------
                                                                                   Capital in
                                                              Shares      $1 Par    Excess of   Retained
                                                              Issued      Value     Par Value   Earnings
                                                            ----------   -------   ----------   --------
(in thousands, except share and per share amounts)
Balance at December 3, 2000                                 16,520,147   $16,520    $23,083      $37,772
   Acquisition of treasury stock
   Cash dividends paid, $0.11 per share                                                           (1,379)
   Exercise of stock options                                    27,568        28         (1)
   Net change during the year related to cash flow hedge
   Net loss for the year ended
      December 2, 2001                                                                            (6,189)
                                                            ----------   -------    -------      -------
Balance at December 2, 2001                                 16,547,715    16,548     23,082       30,204
   Acquisition of treasury stock
   Exercise of stock options                                    37,192        37          1
   Net change during the year related to cash flow hedge
   Net earnings for the year ended
      December 1, 2002                                                                             2,020
                                                            ----------   -------    -------      -------
Balance at December 1, 2002                                 16,584,907    16,585     23,083       32,224
   Acquisition of treasury stock
   Exercise of stock options                                     2,500         2          1
   Net change during the year related to cash flow hedge
   Net earnings for the year ended
      November 30, 2003                                                                            2,546
                                                            ----------   -------    -------      -------
Balance at November 30, 2003                                16,587,407   $16,587    $23,084      $34,770
                                                            ==========   =======    =======      =======
                                                           Year Ended November 30, 2003, December 1, 2002
                                                                        and December 2, 2001
                                                           ----------------------------------------------
                                                                   Treasury Stock
                                                                 -------------------
                                                                                        Accumulated
                                                                 Number of             Comprehensive
                                                                  Shares      Cost     Income(Loss)
                                                                 ---------   -------   -------------
(in thousands, except share and per share amounts)
Balance at December 3, 2000                                      3,405,947   $21,921      $   (32)
   Acquisition of treasury stock                                     6,743        16
   Cash dividends paid, $0.11 per share
   Exercise of stock options
   Net change during the year related to cash flow hedge                                   (1,169)
   Net loss for the year ended
      December 2, 2001
                                                                 ---------   -------      -------
Balance at December 2, 2001                                      3,412,690    21,937       (1,201)
   Acquisition of treasury stock                                     6,847        19
   Exercise of stock options
   Net change during the year related to cash flow hedge                                       88
   Net earnings for the year ended
      December 1, 2002
                                                                 ---------   -------      -------
Balance at December 1, 2002                                      3,419,537    21,956       (1,113)
   Acquisition of treasury stock                                     1,271         2
   Exercise of stock options
   Net change during the year related to cash flow hedge                                      547
   Net earnings for the year ended
      November 30, 2003
                                                                 ---------   -------      -------
Balance at November 30, 2003                                     3,420,808   $21,958      $  (566)
                                                                 =========   =======      =======

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2003
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended
                                                              ------------------------------------
                                                               11/30/03     12/1/02      12/2/01
                                                              (52 weeks)   (52 weeks)   (52 weeks)
                                                              ----------   ----------   ----------
(in thousands)
Increase (Decrease) in Cash
Cash flows from operating activities:
   Cash received from customers                               $ 300,299    $ 336,853    $ 329,558
   Cash paid to suppliers and employees                        (287,266)    (317,217)    (331,014)
   Income taxes received (paid), net                              1,352        2,839          585
   Interest paid                                                 (5,225)      (4,028)      (2,397)
   Interest received                                                225          347          480
   Other receipts - net                                             942        1,340        1,109
                                                              ---------    ---------    ---------
Net cash and cash equivalents provided by (used in)
   operating activities                                          10,327       20,134       (1,679)
                                                              ---------    ---------    ---------

Cash flows from investing activities:
   Payments received on notes receivable                            100          125          125
   Increase in cash surrender value                                (121)        (150)        (179)
   Proceeds from sale of Mitchell Gold                           39,573           --           --
   Proceeds from sale of property and equipment                      --           --        1,056
   Capital expenditures                                          (3,995)      (3,323)      (3,317)
   Payments under earn-out and related obligations (Note 2)     (15,759)          --           --
                                                              ---------    ---------    ---------
Net cash provided by (used in) investing activities              19,798       (3,348)      (2,315)
                                                              ---------    ---------    ---------
Cash flows from financing activities:
   Restricted cash released from (deposited to) collateral
   for letters of credit                                            264       (1,938)          --
   Net borrowings (repayments) under line of credit                  --       (9,368)       5,368
   Draws under revolving loans                                   12,570        3,994        6,865
   Proceeds from issuance of long-term debt                          --       39,442           --
   Repayments under revolving loans                             (20,751)     (10,244)      (3,821)
   Payments to reduce long-term debt                            (18,759)     (47,874)          --
   Payments to reduce loans on cash surrender value                 (16)          --           --
   Proceeds from loans against life insurance policies               --           --        3,014
   Proceeds from issuance of common stock                             3           38           27
   Dividends paid                                                    --           --       (1,379)
   Purchase of treasury stock                                        (2)         (19)         (16)
                                                              ---------    ---------    ---------
Net cash provided by (used in) financing activities             (26,691)     (25,969)      10,058
                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents              3,434       (9,183)       6,064

Cash at beginning of year                                           274        9,457        3,393
                                                              ---------    ---------    ---------
Cash at end of year                                           $   3,708    $     274    $   9,457
                                                              ---------    ---------    ---------

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

The Rowe Companies Annual Report 2003
RECONCILIATION OF NET EARNINGS (LOSS) TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES

                                                                           Year Ended
                                                           ---------------------------------------------
                                                            11/30/03          12/1/02           12/2/01
                                                           (52 weeks)       (52 weeks)        (52 weeks)
                                                           ----------       ----------        ----------
  (in thousands)
  Net earnings (loss)                                        $2,546           $2,020           $(6,189)
                                                           ----------       ----------        ----------
  Adjustments to reconcile net earnings (loss)
   to net cash provided by (used in) operating
   activities, net of disposition of business:
    Pre-tax loss  on disposition of Mitchell Gold             1,011                -                 -
    Depreciation and amortization                             7,213            8,889             8,569
    Provision for deferred compensation                         170              218               173
    Payments made for deferred compensation                    (241)          (2,802)             (813)
    Deferred income taxes                                       577            1,031             1,001
    Provision for losses on trade accounts receivable           376              262             4,421
    Loss on disposition of assets                                 -              640                15

    Change in operating assets and liabilities net of
     effects of disposition of business:
      Decrease (increase) in accounts receivable             (1,987)            (956)            4,649
      Decrease (increase) in inventories                     (1,644)           3,863               227
      Decrease (increase) in prepaid expenses and other         272           (2,120)            1,554
      Decrease (increase) in other miscellaneous assets       1,051            1,381              (173)
      Increase (decrease) in accounts payable                (1,238)          (1,881)          (10,277)
      Increase (decrease) in income taxes                     1,070            3,978            (3,284)
      Increase (decrease) in accrued expenses                (1,926)           2,287            (1,149)
      Increase (decrease) in customer deposits                3,077            3,324              (403)
                                                           ----------       ----------        ----------

        Total adjustments                                     7,781           18,114             4,510
                                                           ----------       ----------        ----------

Net cash provided by (used in) operating activities         $10,327          $20,134           $(1,679)
                                                           =========        ==========        ==========

Supplemental Disclosures of Cash Flow:

In May 2002, the Company modified terms of the lease for the Elliston facility, resulting in a change in the accounting for the lease from an operating to a capital lease. As a result, property and equipment and debt were increased by $25 million. In November 2002, the Company recorded an obligation relating to the long-term earn-out provisions of the Mitchell Gold purchase agreement. As a result, goodwill and current liabilities were increased by $12.8 million.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business- The Rowe Companies (the "Company") operates two subsidiaries in the home furnishings industry: Rowe Furniture, Inc. ("Rowe"), a major manufacturer of quality upholstered furniture serving the middle and upper middle market primarily throughout the United States, through home furnishings retailers; and Storehouse, Inc. ("Storehouse"), a multi-channel, lifestyle home furnishings business including 61 retail home furnishings stores. Storehouse makes good design accessible by selling an edited assortment of casual, contemporary home furnishings through its stores from Texas through the Southeast and Mid-Atlantic markets and its catalog.

Principles of Consolidation- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition - Rowe recognizes sales when products are shipped and invoiced to customers. Storehouse recognizes sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer. Selling and administrative expenses include $5,150,000, $4,501,000 and $4,800,000 of retail delivery expenses in 2003, 2002 and 2001, respectively.

Credit Risk- Accounts receivable are customer obligations due under normal trade terms. Rowe sells its products to distributors and retailers in the residential home furnishings industry, including traditional furniture retailers and specialty home furnishings stores. Management performs continuing credit evaluations of its customers' financial condition and although generally does not require collateral, letters of credit may be required from customers in certain circumstances. Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible, along with a general reserve are included in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management believes the allowance for doubtful accounts as of November 30, 2003 is adequate. However, actual write-offs might exceed the recorded allowance.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories-Inventories are valued at the lower of cost or market. Rowe utilizes the first-in, first-out (FIFO) method to compute cost, while Storehouse utilizes the last-in, first-out (LIFO) method.

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

Long-Lived Assets- Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. During 2003, the Company performed an evaluation of Storehouse's assets, including its store portfolio, and concluded that certain store locations were not generating sufficient cash flow to support their fixed depreciation charges. The Company recorded a non-cash impairment charge of approximately $491,000 to write-down the value of the fixed assets at those locations. The Company is still evaluating specific actions for each impaired location. As further disclosed in
Note 2, the Company also recognized impairment losses relating to the retail restructuring charges in 2002.

Fair Value of Financial Instruments- Financial instruments of the Company include long-term debt agreements. Based upon the current borrowing rates available to the Company, estimated fair values of these financial instruments approximate their recorded carrying amounts. The Company also holds an interest rate swap contract. See Note 10 for information concerning the fair value of this financial instrument.

Goodwill - In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective as of the beginning of fiscal 2003 for the Company. SFAS No. 142 represents a change in accounting for goodwill. SFAS No. 142 requires that goodwill no longer be amortized, and that goodwill be tested for impairment at the reporting unit level by comparing the reporting unit's carrying value to its fair value as of the beginning of the fiscal year. SFAS 142 also requires that, at least annually, goodwill be retested for impairment. Using a discounted cash flow model, management has determined that there has been no impairment of the goodwill recorded in its financial statements. Goodwill is included in the total assets of the wholesale segment in the Company's segment reporting. The change in goodwill from December 1, 2002 to November 30, 2003 was due to the sale of its former subsidiary, The Mitchell Gold Co. ("Mitchell Gold"). See Note 2 for information concerning the disposition of Mitchell Gold. The change in goodwill from December 2, 2001 to December 1, 2002 was due to the Mitchell Gold earnout obligation. The following table highlights the impact of goodwill amortization on the Company's reported net earnings (loss) and basic and diluted earnings per share:

                                            2003     2002      2001
                                           ------   ------   -------
(in thousands, except per share amounts)

Net earnings (loss)                        $2,546   $2,020   $(6,189)
Goodwill amortization                          --    1,296     1,267
                                           ------   ------   -------
Adjusted net earnings (loss)               $2,546   $3,316   $(4,922)
                                           ======   ======   =======

Reported basic and diluted EPS             $ 0.19   $ 0.15   $ (0.47)
Goodwill amortization                          --     0.10      0.10
                                           ------   ------   -------
Adjusted basic and diluted EPS             $ 0.19   $ 0.25   $ (0.37)
                                           ======   ======   =======

Advertising Costs- Costs incurred for advertising are expensed when incurred. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. The charges to selling and administrative expense were $9,750,000, $9,774,000 and $12,090,000 in 2003, 2002 and 2001,
respectively.

Derivatives- The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended in June 2000 by SFAS No. 138, established accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company's derivative instruments are considered "effective" under SFAS No. 133 and, as a result, changes in fair value of the agreements are recorded to accumulated other comprehensive income (loss) in stockholders' equity. Hedge ineffectiveness was not material during fiscal years 2003 and 2002. See Note 10.

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

Earnings Per Share- The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options, which are dilutive, are treated as common stock equivalents for purposes of computing diluted earnings per share.

                                        2003       2002      2001
                                       -------   -------   -------
(in thousands)

Net earnings available to basic and
   diluted shares                      $ 2,546   $ 2,020   $(6,189)
                                       =======   =======   =======

Weighted average common shares
   outstanding (Basic)                  13,167    13,152    13,135
Effect of dilutive stock options            38        41        --
                                       -------   -------   -------
Weighted average common shares and
   equivalents outstanding (Diluted)    13,205    13,193    13,135
                                       =======   =======   =======

As of November 30, 2003, December 1, 2002 and December 2, 2001, there were 1,415,937, 1,783,702 and 1,950,595 outstanding options, respectively, whose exercise price was equal to or greater than the average market price of the Company's common stock for the twelve months ended thereon, respectively. These options are excluded from the computation of the effect of dilutive stock options shown in the table above. In addition, 32,192 options have been excluded from the 2001 calculation shown above, due to their dilutive effect in conjunction with the net loss incurred for fiscal year 2001.

Statement of Cash Flows- For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year- The Company's accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal years 2003, 2002 and 2001 each contained 52 weeks.

Reclassifications- Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

NOTE 2 - ACQUISITIONS, DISPOSALS AND RESTRUCTURING

On January 1, 1998, the Company, through a newly created subsidiary, The Wexford Collection, Inc., acquired the assets and assumed certain liabilities of J & M Designs, Ltd.-Carson, California, a manufacturer of solid wood reproductions. The purchase price included a cash payment of $200,000. The Company accounted for the acquisition using the purchase method of accounting.

On November 10, 2000, the Company announced its intention to discontinue manufacturing operations at Wexford. The Company completed the sale of the manufacturing assets and subleased the building to a third party in January 2001. Proceeds from the sale consisted of $800,000 in cash and $450,000 in notes receivable (of which $125,000 was collected during each of 2002 and 2001 and $100,000 was collected during 2003). The Company recorded a $3.6 million charge, net of taxes, during the fourth quarter of fiscal 2000 to cover the costs of the closure and disposal of the assets. This transaction has been reflected as a discontinued operation. Net revenues at Wexford were $0 in 2003 and 2002 and $637,000 in 2001.

On October 31, 1998, the Company acquired all of the issued and outstanding common stock of Mitchell Gold, a privately owned furniture manufacturing company located in North Carolina. The purchase price of Mitchell Gold consisted of an initial payment of $13 million, comprised of $10 million in cash and $3 million of convertible debentures. During 2000, a $5 million payment was made in accordance with the interim earn-out provisions of the purchase agreement. Additional earn-out provisions allowed for a maximum purchase price of $32 million if certain earnings targets were attained over a four or five year period. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $26,340,000 at December 1, 2002, including $12,800,000 due under the four-year earn-out provision of the purchase agreement. During April 2003, the Company completed the sale of its Mitchell Gold manufacturing subsidiary. At the time of the sale, Mitchell Gold's financial statements included total assets of $47,116,000 and liabilities of $10,051,000, consisting of the following major classes of assets (amounts in thousands):

Accounts receivable                     $ 6,065
Inventory                                 6,488
Fixed assets                              7,003
Goodwil                                  26,342
Other assets                              1,218
                                        -------
Total assets                            $47,116
                                        =======

Accounts payable and accrued expenses   $ 5,196
Long-term debt                            4,855
                                        -------
Total liabilities                       $10,051
                                        =======

Proceeds from the sale, net of liabilities assumed, were approximately $39.6 million. The sale resulted in a gain, after taxes, of $462,000. The Company utilized the net proceeds to reduce outstanding debt by approximately $22.1 million, pay expenses of the sale of approximately $4 million, and settle obligations under the long-term earn-out provisions of the original purchase agreement for Mitchell Gold. Interest allocated to Mitchell Gold was calculated based on borrowings used to acquire and support Mitchell Gold's activities at the Company's average borrowing rate. Included in earnings from discontinued operations in the Company's consolidated statements of operations were the following amounts associated with Mitchell Gold:

                          2003      2002      2001
                        -------   -------   -------
(in thousands)

Net shipments           $20,226   $65,794   $57,563

Interest expense        $   415   $ 1,665   $ 2,100

Earnings before taxes   $ 1,748   $ 7,419   $ 3,754

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. Storehouse has operations from Texas through the Southeast and Mid-Atlantic markets. The purchase price for Storehouse consisted of $11.7 million in cash and the assumption of $12.7 million in debt. The Company utilized a $25 million unsecured revolving credit facility to fund the cash purchase price and retire the debt, including $2.5 million previously loaned by the Company in the form of a subordinated note. The Company accounted for the acquisition using the purchase method of accounting. Goodwill related to this acquisition was approximately $14,224,000 at November 30, 2003.

Storehouse is operated as a wholly-owned subsidiary of the Company, and its operations are included in the Consolidated Statements of Operations and Comprehensive Income (Loss) from its date of acquisition.

As previously reported, the Company restructured its retail operations by combining the former Home Elements subsidiary into Storehouse, to operate under the Storehouse name. During 2002, the Company recorded restructuring, store closing and other charges relating to the restructuring; $2,319,000 in the second quarter (of which $230,000 was reported in selling and administrative expenses), and an additional $262,000 in the fourth quarter, for a total of $2,581,000. Of this total, $2,062,000 was utilized during 2002, with the remaining $519,000 reserve available for lease termination costs expected to be incurred in 2003 and beyond. Through November 30, 2003, $409,000 has been expended in monthly lease payments and costs to sublease space. During 2003, the Company entered into a sublease for certain space previously utilized by Home Elements. Based upon the terms of the sublease, the Company recorded an additional $225,000 charge for lease termination costs. The estimates of lease termination costs, particularly in regards to subleased space, included estimates of cost increases to be recognized in the future, such as incremental increases in base rent and charges for operating expenses. Actual increases may vary from those assumed at the time these costs were determined. As such increases are realized, revisions to the recorded costs to sublease certain space may be required, and will be recorded as they become known. The following tables outline the components of the restructuring and related charges and the balance of the reserve account as of November 30, 2003 and December 1, 2002.

                          12/1/02                          11/30/03
                          Reserve                Paid      Reserve
                          Balance   Revisions   To Date    Balance
                          -------   ---------   -------   ----------
(in thousands)
Lease termination costs    $519       $225       $409       $335
                           ====       ====       ====       ====

                                                             Revisions
                                                             and Fixed             12/1/02
                                    Original     Non-Cash      Asset       Paid    Reserve
                                     Charges   Write-downs    Charges    To Date   Balance
                                    --------   -----------   ---------   -------   -------
(in thousands)

Non-cash write-downs of fixed
   assets to net realizable value    $  494       $494         $(494)     $   --     $ --

Employee termination benefits
   (20 administrative personnel)        359         --           (99)        260       --

Lease termination costs                 720         --           262         463      519

Moving and relocation costs             130         --           (43)         87       --

Other costs                             616         --           210         826       --
                                     ------       ----         -----      ------     ----
                                     $2,319       $494         $(164)     $1,636     $519
                                     ======       ====         =====      ======     ====

NOTE 3 - INVENTORIES

Inventory components are as follows:

                       2003      2002
                     -------   -------
(in thousands)
Retail merchandise   $19,149   $17,683
Finished goods         2,036     2,495

Work-in-process        3,208     3,924
Raw materials          7,994    13,105
                     -------   -------
Total inventories    $32,387   $37,207
                     =======   =======

Retail merchandise is valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $535,000 and $385,000, respectively, over the amounts shown above. The 2002 amounts include Mitchell Gold inventories consisting of $4.2 million of raw materials; $600,000 of work-in-process and $1.1 million of finished goods.

NOTE 4- PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                  2003     2002
                                -------   -------
(in thousands)
Land                            $   405   $   840
Buildings and improvements       32,515    38,755
Leasehold improvements           10,306     9,896
Machinery and equipment          43,337    45,277
Projects-in-process               1,849       713
                                -------   -------
                                $88,412   $95,481
Less accumulated depreciation    46,788    43,712
                                -------   -------
Net property and equipment      $41,624   $51,769
                                =======   =======

The 2002 amounts included the following amounts of Mitchell Gold property and equipment (in thousands):

Land                            $   435
Buildings and improvements        6,472
Leasehold improvements               85
Machinery and equipment           3,223
Projects-in-process                  --
                                -------
                                $10,215
Less accumulated depreciation     3,002
                                -------
Net property and equipment      $ 7,213
                                =======

Assets recorded under capital leases that are included in the above property and equipment are as follows:

                                  2003      2002
                                -------   -------
(in thousands)
Land                            $   198   $   198
Buildings and improvements       18,572    18,572
Machinery and equipment           6,230     6,230
                                -------   -------
                                $25,000   $25,000
Less accumulated amortization     1,627       608
                                -------   -------
Net property and equipment      $23,373   $24,392
                                =======   =======

NOTE 5- SHORT-TERM BORROWINGS

The following summarizes aggregate short-term borrowings:

                                                        2003    2002     2001
                                                        ----   ------   ------
(in thousands)

Amount outstanding at year end                          $  0   $    0   $9,368
Maximum amount outstanding at any month end                0    9,418    9,368
Average borrowings (based on weighted daily balances)      0    4,241    6,255
Weighted average interest rate during the year           n/a      5.8%     7.4%
Weighted average interest rate at year end               n/a      n/a      6.0%

NOTE 6 - LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consist of the following:

                             2003     2002
                           -------   -------
(in thousands)

Capital lease obligation   $14,304   $22,763
Revolving bank loan         10,711    18,892
Term loan                    3,500    13,669
Mortgage loans               9,111     9,241
Industrial revenue bond         --     4,855
                           -------   -------

                            37,626    69,420
Less current maturities      3,314     5,945
                           -------   -------
Total long term debt       $34,312   $63,475
                           =======   =======

Utilizing proceeds from the sale of Mitchell Gold, combined with cash generated from operations, the Company significantly reduced outstanding debt during 2003. The industrial revenue bond was assumed by the purchaser of Mitchell Gold.

Capital Lease Obligation

The term of the capital lease obligation was extended in December 2003 and various provisions of the agreement were modified, and such terms are reflected here and in the minimum required debt service requirements shown below. As a result of this modification, the Company agreed to reduce the outstanding balance to $13 million in December from $14.3 million at November 30, 2003, and to repay the remaining balance in 59 monthly installments of $72,300 plus interest at 30 day LIBOR plus a spread of 4%, currently approximately 5.13%. A balloon payment of approximately $8.7 million is due in December 2008. The Company also elected to hedge the variable interest rate risk associated with this debt. The Company entered into an interest rate swap with a third party for a notional principal amount of $9 million through November 2008. On this amount of principal, the capital lease obligation becomes effectively a fixed rate obligation at 7.65%. While 30 day LIBOR is below 3.65%, the Company pays the counterparty the difference in interest between 3.65% and actual 30 day LIBOR. If and when 30 day LIBOR exceeds 3.65%, then the counterparty will pay the Company the difference. This swap has been determined to be fully effective over its terms, and as such will be accounted for as a hedge, with changes in its fair value recorded as a component of comprehensive income (loss).

Revolving Bank Loan

The revolving bank loan bears interest at 30 day LIBOR plus a spread of 2.25%, currently approximately 3.38%. Up to $30 million may be advanced to the Company under the terms of this loan, subject to availability. Availability is based upon certain percentages of outstanding receivables and inventory, as defined in the loan agreement. The revolving bank loan expires in May 2007.

Term Loan

The term loan bears interest at 30 day LIBOR plus a spread of 2.50%, currently approximately 3.63%. The term loan is repayable in quarterly installments of $250,000 through May 2007.

The Company has the option to use 30, 60 or 90 day LIBOR as the base rate for the term and revolving bank loans. Should the revolving bank loan balance increase after locking in a base rate, interest on the increased principal is based on prime plus 1%.

Mortgage Loans

The mortgage loans bear interest at 7.75%, and require monthly payments of approximately $70,000 including interest based on a 25-year amortization period, with balloon maturity in May 2012. The mortgage loans are secured by investment properties located in California and Maryland.

Covenants

The capital lease obligation, revolving bank loan and term loan agreements prohibit the Company from paying dividends, repurchasing stock or incurring additional debt (other than certain permitted debt) without the lender's written consent and are collateralized by substantially all assets of the Company and its subsidiaries. Permitted debt generally includes: (i) certain existing debt and future obligations to the lenders; (ii) trade accounts payable and accrued expenses, including accrued payroll, benefit plans, taxes, and other operating expenses, incurred in the ordinary course of business; (iii) rent obligations under leases; (iv) debt incurred for the purchase of fixed assets that does not at any time exceed, in the aggregate, $500,000; (v) certain obligations which may arise as a result of any guaranty, indemnity or other assurance of payment or performance by others incurred in the ordinary course of business or under other limited specified circumstances;
(vi) debt incurred as a result of the refinancing of certain existing debt; and
(vii) other debt not included above that does not at any time exceed, in the aggregate, $500,000.

The agreements also restrict the amount of capital expenditures and the Company's ability to sell certain assets. Each of these facilities contain, among other things, covenants with respect to a fixed charge coverage ratio (defined generally as the ratio of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA"), reduced by capital expenditures and cash taxes, to consolidated debt service), maximum leverage ratio (defined generally as the ratio of consolidated debt to consolidated EBITDA), and to maintain a minimum borrowing availability ($3.0 million) and minimum consolidated tangible net worth (defined generally as total equity reduced by goodwill). As of November 30, 2003, the Company was in compliance with the provisions of these agreements.

Minimum Debt Service Requirements

Minimum required debt service payments (including obligations under the capital lease) for each of the five fiscal years subsequent to November 30, 2003, are (in thousands) approximately $3,314 in 2004; $2,021 in 2005; $2,033 in 2006;
$12,257 in 2007; $1,061 in 2008; and $16,940 thereafter.

NOTE 7- DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $53,000 in 2003, $63,000 in 2002, and $72,000 in 2001.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $118,000 in 2003, $167,000 in 2002 and $167,000 in 2001.

The Company had non-qualified retirement plans for certain personnel. These plans were terminated during fiscal 2002 and all participants' deferred compensation was distributed. The plans enabled participants to defer income on a pre-tax basis and were not funded. The Company matched a portion of the deferral for certain participants. The charges to expense were $0 in 2003, $81,000 in 2002 and $189,000 in 2001.

NOTE 8- EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $836,000 in 2003, $683,000 in 2002 and $714,000 in 2001.

NOTE 9- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2018 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $14,506,000 in 2003, $15,858,000 in 2002 and $15,622,000 in 2001.

The Company is a lessor of its investment properties primarily under long-term operating leases. The lease arrangements have initial terms of three to twelve years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $2,028,000 in 2003, $1,947,000 in 2002 and $1,902,000 in 2001 and is included in other income in the accompanying Consolidated Statements of Operations and Comprehensive Income
(Loss).

Minimum lease commitments at November 30, 2003, under long-term operating leases are as follows:

                 Lease Expense   Lease Income
                 -------------   ------------
(in thousands)
2004                $13,941         $1,579
2005                 11,942            457
2006                  8,341            366
2007                  5,956            273
2008                  4,196             42
Thereafter            7,922             --
                    -------         ------
                    $52,298         $2,717
                    =======         ======

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services for periods ranging from 4 to 8 years. Current monthly expense is $230,000 plus a variable mileage charge.

Health Insurance Plan

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $45,000 up to $100,000 per person annually, and aggregate claims ranging from $1,500,000 up to $8,200,000 in 2003. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Workers' Compensation Insurance Plan

The Company is responsible for workers compensation claims up to $250,000 per incident. The Company maintains insurance for claims exceeding $250,000 and had stop loss coverage starting at $3,000,000 in aggregate for fiscal year 2003. The Company accrues its estimated claims based upon actuarial estimates as determined by its claim administrator.

Employment Agreements

The Company has employment agreements with certain employees of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides annual salary of $792,000, adjusted for changes in the consumer price index, through November 30, 2004. Payments under this agreement were $888,000 in 2003 and $822,000 in 2002 and 2001.

Litigation

The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resulting liability, if any, will not be material based on the Company's previous experience with lawsuits of these types.

NOTE 10 -INTEREST RATE HEDGING

In connection with the Company's capital lease agreement for its Elliston facility, the Company was required to maintain interest rate protection agreements. As a result, the Company entered into two contracts to hedge the interest rate risk exposure on the Elliston plant lease. The Company entered into a $20 million notional principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.805% plus the spread calculated under the lease agreement. This agreement expires in August 2004. In addition, the Company entered into an interest rate collar on $5 million notional principal that limited the float on the remainder of the lease balance between a floor of 5.75% plus a spread, and a cap of 8.25% plus a spread. This agreement expired April 2003.

The Company accounts for the interest rate swap and collar as cash flow hedges whereby the fair value of these contracts are reflected in other liabilities in the accompanying consolidated balance sheet with the offset, net of income taxes, recorded as accumulated other comprehensive income (loss). The fair value of the swap contract was $566,000, as determined by quoted market prices, net of taxes approximating $347,000. For 2002, fair value for both contracts totaled $1,113,000, net of taxes of $682,000. The current portion, or amount expected to be reclassified into earnings within the next year, is $566,000, net of taxes, compared to $707,000 in 2002.

NOTE 11 -STOCK OPTION PLANS

The Company has two stock option plans as described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized. Substantially all of the options granted during the three-year period ended November 30, 2003 were fully vested at the grant date.

Under the 1993 stock option plan, as amended, 3,264,937 shares of unissued common stock or treasury stock were available for grants. These options were granted at market value on the date of grant, have been adjusted for stock splits and dividends, and are exercisable for a term of ten years from the date of grant. Effective February 1, 2003, no further options may be granted under this plan.

Under the 2003 stock option plan, 1,300,000 shares of unissued common stock or treasury stock have been made available for grants. These options are exercisable for a term of ten years from the date of grant. These options are granted at market value on the date of grant.

SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company uses the intrinsic value method to account for stock-based employee compensation. As the Company's awards of stock options carry an exercise price equal to the fair market value of the stock on the date of grant, no accounting cost is reflected in the Company's Consolidated Statements of Operations. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively; dividend yields of 0%, 0%, and 1.5%; expected volatility of 54.5%, 123.1%, and 77.2%; risk-free interest rates of 4.0%, 4.0% and 4.6%; and expected lives of 4 years.

Had the Company utilized the fair value based method of accounting for stock-based employee compensation, the impact on earnings (loss) and earnings
(loss) per share would have been as follows:

                                                             2003     2002      2001
                                                            ------   ------   -------
(in thousands, except per share amounts)

Net earnings (loss), as reported                            $2,546   $2,020   $(6,189)
Earnings (loss) per share, basic, as reported               $ 0.19   $ 0.15   $ (0.47)
Earnings (loss) per share, diluted, as reported             $ 0.19   $ 0.15   $ (0.47)

Stock-based employee compensation cost, net of related
   taxes, included in net earnings (loss) as reported           --       --        --

Stock-based employee compensation cost, net of related
   taxes, that would have been included in net earnings
   (loss) if the fair value based method had been applied   $  159   $   95   $   208

Pro forma net earnings (loss), including the impact of
   applying the fair value based method                     $2,387   $1,925   $(6,397)

Pro forma earnings (loss) per share, basic                  $ 0.18   $ 0.15   $ (0.49)
Pro forma earnings (loss) per share, diluted                $ 0.18   $ 0.15   $ (0.49)

A summary of the status of the Company's two fixed stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

                               November 30, 2003       December 1, 2002         December 2, 2001
                             ---------------------   ---------------------   ---------------------
                                          Weighted                Weighted                Weighted
                                           Average                 Average                 Average
                                          Exercise                Exercise                Exercise
                               Shares      Price      Shares        Price      Shares       Price
                             ----------   --------   ----------   --------   ----------   --------

Outstanding at beginning
   of year                    1,845,202     $6.62     1,982,787     $6.82     2,010,301     $7.32

Granted                         290,500      2.13       102,500      1.83       179,000      3.27

Exercised                        (2,500)     1.25       (37,192)     1.04       (27,568)     0.96

Forfeited                      (363,265)     6.78      (202,893)     7.13      (178,946)     9.81
                             ----------              ----------              ----------
Outstanding at end of year    1,769,937     $5.86     1,845,202     $6.62     1,982,787     $6.82
                             ==========              ==========              ==========
Weighted average fair
value of options granted
during the year              $     1.14              $     1.46              $     1.84

The following table summarizes information about fixed stock options outstanding at November 30, 2003.

                                      Options Outstanding                         Options Exercisable
--------------------------------------------------------------------------   ----------------------------

                                              Weighted            Weighted                       Weighted
                        Number                 Average             Average         Number         Average
Range of            Outstanding at            Remaining           Exercise    Exercisable at     Exercise
Exercise Prices   November 30, 2003   Contractual Life (Years)      Price    November 30, 2003     Price
---------------   -----------------   ------------------------   ---------   -----------------   --------

$1.25 - $2.15           354,000                   9                $ 1.98          176,319        $ 1.83

3.19 - 5.00             491,281                   3                  4.21          491,281          4.21

6.25 - 7.67             351,032                   4                  6.66          351,032          6.66

8.07 - 9.20             474,899                   5                  8.92          474,899          8.92

10.28 - 10.68            98,725                   4                 10.43           37,125         10.68
                      ---------                                                  ---------

                      1,769,937                                    $ 5.86        1,530,656        $ 6.12
                      =========                                                  =========

NOTE 12- TAXES ON INCOME -

Provisions for income taxes in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following components:

                                   2003      2002      2001
                                  ------   -------   -------
(in thousands)
Current                           $  771   $(1,856)  $(5,710)
Deferred                             333       961     1,171
                                  ------   -------   -------

Total taxes on income (benefit)   $1,104   $  (895)  $(4,539)
                                  ======   =======   =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes are as follows:

                                                   2003      2002
                                                 -------   -------
(in thousands)
Deferred compensation                            $   726   $   757
Receivables                                          514     1,164
Deferred rent                                        444       463
Cash flow hedge                                      347       682
Restructuring                                        127       197
State net operating loss carryforwards             1,291       942
Other                                                438       538
                                                 -------   -------

Gross deferred tax assets                          3,887     4,743
Less valuation allowance                          (1,291)     (942)
                                                 -------   -------
Net deferred tax asset                             2,596     3,801
                                                 -------   -------

Property and equipment                             1,986     2,527
Investment property                                1,796     1,844
Inventories                                          713       383
                                                 -------   -------
Gross deferred tax liability                       4,495     4,754
                                                 -------   -------
Net deferred tax liability                       $(1,899)  $  (953)
                                                 =======   =======
Included in balance sheet:

   Deferred income tax asset - current           $   880   $ 2,118
   Deferred income tax liability - non-current    (2,779)   (3,071)
                                                 -------   -------
Net deferred tax liability                       $(1,899)  $  (953)
                                                 =======   =======

A valuation allowance has been provided for the state net operating loss carryforwards for certain states in which the retail operations have sustained losses that may not be able to be utilized in the future. The net operating loss carryforwards are limited to use in varying amounts through 2023.

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

                                                         2003      2002      2001
                                                        ------   -------   -------
(in thousands)
Income tax expense (benefit), computed at the
   statutory rate                                       $  715   $(1,098)  $(4,484)
State income taxes, net of federal income tax benefit      106        96      (183)
Goodwill                                                    --       249       249
Life insurance transactions                                (88)     (104)     (101)
Nondeductible and other items, net                         371       (38)      (20)
                                                        ------   -------   -------
Total taxes on income (refundable)                      $1,104   $  (895)  $(4,539)
                                                        ======   =======   =======

NOTE 13- MAJOR CUSTOMER INFORMATION

Shipments to the Company's top three customers as a percent of net shipments were 7% in 2003, 8% in 2002 and 8% in 2001. Shipments to the Company's top ten customers, as a percent of net shipments, amounted to 13% in 2003, 14% in 2002 and 16% in 2001.

NOTE 14 -SEGMENT REPORTING

The Company's operations are classified into two business segments; wholesale and retail home furnishings. The wholesale home furnishings segment manufactures upholstered furniture. Upholstered furniture includes sofas, loveseats, occasional chairs and sleep sofas, covered with fabric. The retail home furnishings segment sells home furnishings and accessories to customers through Company-owned stores. These products consist of upholstered furniture (largely obtained from the wholesale home furnishings segment), case goods and home accessories. The other category is comprised of additional subsidiaries reviewed by management including parent company expenses.

                                  Wholesale      Retail
                                     Home         Home
                                 Furnishings   Furnishings             Inter-segment
                                   Segment       Segment      Other     Eliminations   Consolidated
                                 -----------   -----------   -------   -------------   ------------
(in thousands)
    2003

Net shipments                      $176,315     $122,968     $    --     $(19,898)       $279,385
Interest expense                      2,448        1,219         795           --           4,462
Depreciation and amortization         4,045        2,465         410           --           6,920
Earnings(loss) from continuing
   operations before taxes           11,194       (6,925)     (2,287)         122           2,104

Capital expenditures                  2,412        1,286         214           --           3,912
Total assets                        118,216       45,994      44,688      (78,830)        130,068

    2002

Net shipments                      $177,351     $111,789     $    --     $(19,056)       $270,084
Interest expense                      1,623        1,762         931           --           4,316
Depreciation and amortization         3,974        3,051         424           --           7,449
Earnings(loss) from continuing
   operations before taxes           13,033      (13,735)     (2,231)        (297)         (3,230)

Capital expenditures                  1,111        1,479         523           --           3,113
Total assets                        121,205       43,651      39,457      (79,917)        124,396

    2001

Net shipments                      $172,914     $113,959     $    --     $(17,972)       $268,901
Interest expense                        254        2,021         487           --           2,762
Depreciation and amortization         3,656        3,025         438           --           7,119
Earnings(loss) from continuing
   operations before taxes              112      (11,033)     (2,230)         341         (12,810)

Capital expenditures                  1,258        1,870          35           --           3,163
Total assets                         91,757       45,876      22,400      (42,872)        117,161

The consolidated amounts shown above for capital expenditures and total assets exclude amounts for the discontinued Mitchell Gold and Wexford segments. For these discontinued segments capital expenditures (in thousands) were $83, $214 and $154 for 2003, 2002, and 2001, respectively and total assets were $0, $49,896 and $37,954 for 2003, 2002 and 2001, respectively.

NOTE 15 - QUARTERLY FINANCIAL INFORMATION

Quarter                                           First     Second    Third     Fourth
                                                 -------   -------   -------   -------
(in thousands, except per share amounts)
   2003
Net shipments                                    $63,719   $68,059   $70,152   $77,455

Gross profit                                      22,343    23,963    25,451    29,380

Net earnings (loss) from continuing operations      (812)     (642)     (178)    2,632

Net earnings (loss)                                    3        89      (178)    2,632

Net earnings (loss) from continuing operations
   per common share                                (0.06)    (0.05)    (0.01)     0.20

Net earnings (loss) per common share                  --      0.01     (0.01)     0.20

Net earnings (loss) from continuing operations
   per common share assuming dilution              (0.06)    (0.05)    (0.01)     0.20

Net earnings (loss) per common share
   assuming dilution                                  --      0.01     (0.01)     0.20

   2002
Net shipments                                    $65,745   $67,582   $69,094   $67,663

Gross profit                                      23,238    24,294    23,564    25,525

Net earnings (loss) from continuing operations       (41)   (1,724)     (622)       52

Net earnings (loss)                                  699    (1,366)      554     2,133

Net earnings (loss) from continuing operations
   per common share                                   --     (0.13)    (0.05)       --

Net earnings (loss) per common share                0.05     (0.10)     0.04      0.16

Net earnings (loss) from continuing operations
   per common share assuming dilution                 --     (0.13)    (0.05)       --

Net earnings (loss) per common share
   assuming dilution                                0.05     (0.10)     0.04      0.16

Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts. The results of operations for the first quarter of 2003 and 2002 have been restated to reflect the discontinued operations of Mitchell Gold.

NOTE 16 - RECENT ACCOUNTING PRONOUNCEMENTS

As of the date of this annual report, there are no recently issued accounting pronouncements that are expected to have a material impact on the Company's current accounting or financial reporting activities. The Financial Accounting Standards Board has initiated discussions with the intent to issue a new statement in 2004 (with an initial adoption date of fiscal 2005) that would, among other things, require companies that award stock options to employees to account for those options using fair value based methods. This would require the Company to change its accounting for the stock options it has issued and anticipates continuing to issue in the future, resulting in a charge to expense to be determined in accordance with such pronouncements. Such charges may or may not be similar to those pro forma disclosures reported in accordance with existing pronouncements in Note 11. As these discussions have not been finalized, the Company is unable to determine the impact of this change on its historical or future financial position or results of operations.

Stock Price and Dividend Data

                       Market Price
                       ------------
       Quarter Ended    High    Low
       -------------    ----   ----

2003   March 2          2.75   1.76
       June 1           2.30   1.72
       August 31        1.99   1.56
       November 30      3.00   1.75

2002   March 3          4.09   1.08
       June 2           3.70   3.00
       September 1      3.36   1.50
       December 1       2.20   1.55

The Company's common stock is currently traded on the American Stock Exchange under the symbol ROW. Prior to March 2003, the Company's common stock traded on the New York Stock Exchange under the same symbol. On December 1, 2003, the Company had approximately 950 stockholders of record.

The Company has not paid any cash dividends on its common stock during the past two years, and is prohibited from paying cash dividends by the Company's capital lease obligation, revolving bank loan and term loan agreements. See Note 6 of the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

CORPORATE INFORMATION

CORPORATE HEADQUARTERS              TRANSFER AND DIVIDEND
1650 Tysons Boulevard, Suite 710    DISBURSING AGENT
McLean, Virginia  22102             EquiServe Trust Company, N.A.
703-847-8670                        Canton, Massachusetts  02021
www.therowecompanies.com            800-633-4236

GENERAL COUNSEL
Silver, Freedman & Taff, LLP
Washington, D.C.  20007
                                    DIVIDEND REINVESTMENT
                                    AND STOCK PURCHASE PLAN
AUDITORS                            EquiServe Shareholder Services
BDO Seidman, LLP                    P. O. Box 43012
High Point, North Carolina  27265   Providence, Rhode Island  02940-3012
                                    800-633-4236

FORM 10-K

Copies of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2003 filed with the Securities and Exchange Commission will be available in March. If you would like a copy without charge, please write:

Deborah C. Jacks
2121 Gardner Street
Elliston, Virginia 24087

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, April 13, 2004 at the Ritz Carlton - 1700 Tysons Blvd., McLean, Virginia.

CORPORATE OFFICERS AND DIRECTORS

Officers:

Gerald M. Birnbach
Chairman of the Board and President

Barry A. Birnbach
Vice President - Corporate Development

Timothy J. Fortune
Vice President - Human Resources and Strategy

Gene S. Morphis
Chief Financial Officer,
Secretary-Treasurer

Directors:

Gerald M. Birnbach
Chairman of the Board and President

Richard E. Cheney
Former Chairman Emeritus of the
Board of Hill and Knowlton, Inc.
Chairman of the Stock Option Committee
Member of the Audit and Executive Committees

Harvey I. Ptashek
Retired - Senior Vice President
Member of the Audit and Executive Committees

Charles T. Rosen
Retired - Vice President - Luth Research, Inc.
Chairman of the Compensation Committee
Member of the Audit, Executive and Stock Option Committees

Keith J. Rowe
Private Investor
Member of the Audit, Executive and Compensation Committees

Sidney J. Silver
Partner - Silver, Freedman & Taff, LLP

Allan Tofias
Former Managing Partner - Tofias, Fleishman,
Shapiro & Company, P.C.
Chairman of the Audit Committee
Member of the Audit, Executive and Stock Option Committees

Gerald O. Woodlief
Retired - Senior Vice President
Chairman of the Executive Committee
Member of the Audit, Compensation and Executive Committees

SUBSIDIARY CORPORATIONS:

ROWE FURNITURE, INC.
Bruce M. Birnbach - President
Headquarters - McLean, VA
Manufacturing Facilities -Morehouse, MO,
Poplar Bluff, MO, Elliston, VA, Salem, VA
Showroom - High Point, NC
www.rowefurniture.com

STOREHOUSE, INC.
Caroline H. S. Hipple - President
Headquarters - Atlanta, GA
61 retail locations
www.storehousefurniture.com