Form 10-K, Exhibit 13
period 2005-11-27
ROWE COMPANIES
filed 2006-02-24
CIK 85417

EXHIBIT 13

The Rowe Companies Annual Report 2005

Five Year Summary

(in thousands, except per share amounts)	2005 (52 weeks)	2004 (52 weeks)	2003 (52 weeks)	2002 (52 weeks)	2001 (52 weeks)
Net shipments	$299,391	$295,203	$278,373	$269,146	$267,387
Gross profit	93,944	103,559	100,125	95,683	88,822
Operating income (loss)	(15,190)	3,183	4,896	(525)	(11,700)
Net earnings (loss) from continuing operations(1)(2)(3)	(9,797)	816	627	(2,854)	(8,985)
Net earnings (loss)(1)(2)(3)	$(5,305)	$890	$2,214	$1,959	$(6,243)
Working capital	$28,419	$28,265	$24,947	$14,182	$33,066
Total assets	134,216	139,121	131,850	177,223	157,273
Long-term debt	34,183	24,077	34,312	63,475	52,096
Stockholders’ equity	$47,599	$52,680	$51,036	$48,274	$46,208
Ratio of current assets to current liabilities	1.7 to 1	1.7 to 1	1.6 to 1	1.3 to 1	1.7 to 1
Ratio of cash and receivables to current liabilities	0.4 to 1	0.5 to 1	0.6 to 1	0.4 to 1	0.7 to 1
Net earnings (loss) from continuing operations per common share—basic	$(0.74)	$0.06	$0.05	$(0.22)	$(0.68)
Net earnings (loss) per common share—basic	$(0.40)	$0.07	$0.17	$0.15	$(0.48)
Weighted average common shares	13,288	13,198	13,167	13,152	13,135
Net earnings (loss) from continuing operations per common share assuming dilution	$(0.74)	$0.06	$0.05	$(0.22)	$(0.68)
Net earnings (loss) per common share assuming dilution	$(0.40)	$0.07	$0.17	$0.15	$(0.48)
Weighted average common shares and equivalents	13,288	13,546	13,205	13,193	13,135
Cash dividends paid per share	$—	$—	$—	$—	$0.11

(1)	The results of operations for 2004, 2003, 2002, and 2001 have been restated to reflect the discontinuation of certain real estate operations. See Note 2 of the Consolidated Financial Statements.

(2)	The results of operations for 2001 include a loss, net of taxes, of approximately $2.7 million, or $0.20 per share, associated with the write-off of receivables and other balances resulting from the bankruptcy of Homelife Furniture Corporation.

(3)	The results of operations for 2002 and 2001 have been restated to reflect the discontinuation of operations at The Mitchell Gold Company. See Note 2 of the Consolidated Financial Statements.

The Rowe Companies Annual Report 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The Rowe Companies (the “Company”) operates through two subsidiaries in the home furnishings industry. Rowe Furniture, Inc. (“Rowe” or the “manufacturing segment”) manufactures quality, upholstered furniture serving the middle and upper middle market primarily throughout the United States. Storehouse, Inc. (“Storehouse” or the “retail segment”) is a multi-channel lifestyle home furnishings retailer with 69 stores from Texas through the Southeast and Mid-Atlantic markets.

During fiscal 2005, Rowe made progress in resolving the problems that resulted from the implementation of its Enterprise Resource Planning (“ERP”) system in late 2004 and related manufacturing process changes undertaken in conjunction with and following the ERP implementation. An ERP system is a fully-integrated set of programs and data bases. In our case, the suite of application programs includes order processing, payroll, human resources, production planning and scheduling, purchasing, inventory management and accounting. These problems and process changes combined to significantly impact Rowe’s ability to produce and ship orders in a timely and efficient manner, resulting in downtime in the production facilities; overtime to compensate for the downtime; expedited inbound transportation of critical materials and expedited shipments to customers, both at significant excess cost. The resulting disruption in the orderly flow of product to Rowe’s dealers and their customers resulted in the loss of follow-on orders from some dealers, resulting in lower shipments in the latter months of 2005. The Company believes it has largely resolved these problems to the extent it is able to utilize the ERP system to schedule production and order materials and must now concentrate on better utilizing the full capabilities of the ERP system by modifying business processes and conducting additional employee training.

The focus in 2006 turns to restoring dealer and consumer confidence in Rowe to pre-ERP levels, cost reductions and revenue growth, and improving our efficiency to return Rowe to profitability. Toward this end, in November 2005, the Company retained the Carl Marks Advisory Group, LLC (“CMAG”) to perform an organizational review and assessment. In December 2005, following completion of this review, Rowe entered into a six-month consulting agreement with CMAG pursuant to which three CMAG consultants have assumed full-time interim responsibilities with Rowe. The Company, with the assistance of CMAG, believes operational improvements and a return to profitability can be achieved. Changes recommended by CMAG under review include, among others, an overall reduction in staff through the consolidation and elimination of various management and other positions, centralizing certain operations and continuous review of certain product lines. The Company also intends to focus on developing new products that have lower manufacturing costs, reducing raw materials and shipping costs and improving inventory management, manufacturing quality control and labor efficiencies.

Storehouse also embarked on its aggressive store opening plan for 2005, with ten new store openings, three store relocations and two store closings during the year. New stores increase selling and administrative expenses and typically need three to six months of operations before they contribute positively to operating income on a monthly basis. In addition, Rowe’s ERP-related issues also impacted Storehouse’s operations especially in the first half of 2005, as customer orders that included pieces ordered from Rowe were delayed. In an effort to reduce expenses, improve processes and allow management to focus more on improving the profitability of existing locations, more limited growth is planned for Storehouse in 2006, with six new store openings, two closings and the anticipated reopening of its New Orleans store, closed in 2005 due to damage from Hurricane Katrina.

The Rowe Companies Annual Report 2005

RESULTS OF OPERATIONS

Year Ended November 27, 2005 Versus Year Ended November 28, 2004

(in thousands)	2005	2004	$ Variance	% Variance
Net shipments:
Manufacturing, total	$167,811	$174,170	$(6,359)	–3.7%
Sales to retail segment	(20,217)	(19,557)	(660)	3.4%

Manufacturing, net of eliminations	147,594	154,613	(7,019)	–4.5%
Retail	151,797	140,590	11,207	8.0%

Consolidated net shipments	$299,391	$295,203	$4,188	1.4%

Gross profit:
Manufacturing	$17,628	$32,548	$(14,920)	–45.8%
Retail	76,316	71,011	5,305	7.5%

Consolidated gross profit	$93,944	$103,559	$(9,615)	–9.3%

Gross margin:
Manufacturing	11.9%	21.1%
Retail	50.3%	50.5%
Consolidated gross margin	31.4%	35.1%
Selling and administrative expenses:
Manufacturing	$23,853	$23,804	$49	0.2%
Retail	78,640	70,295	8,345	11.9%
Other	6,641	6,277	364	5.8%

Consolidated selling and administrative expenses:	$109,134	$100,376	$8,758	8.7%

Operating income (loss):
Manufacturing	$(6,225)	$8,744	$(14,969)
Retail	(2,324)	716	(3,040)
Other	(6,641)	(6,277)	(364)

Consolidated operating income (loss)	$(15,190)	$3,183	$(18,373)

The Rowe Companies Annual Report 2005

Net Shipments

Net shipments increased 1.4% in 2005 from 2004, from higher shipments at Storehouse. Rowe’s shipments decreased from prior year levels. Shipments from Rowe to Storehouse increased slightly compared to last year.

Manufacturing segment net shipments decreased in 2005 compared to 2004, primarily as a result of disruptions in order processing, scheduling, and production following the ERP implementation during the fourth quarter of 2004. Rowe also recorded additional costs relating to returns and allowances for various system-related issues. Incoming orders declined approximately 16% on a dollar basis compared to last year. The increase in manufacturing backlog during October and November 2004 (resulting from the disruptions from the ERP implementation) was drawn down by $5.8 million during 2005, offsetting the decline in orders in 2005.

Retail segment net shipments increased in 2005 over 2004. The accessories and textiles categories continued to grow and were the top two percentage growth categories, and the first and third largest dollar growth categories. Bedroom and tables were also solid performers, with the second and fourth largest dollar increases. Overall, same store sales increased 0.8% over 2004. The Company opened ten new retail stores during 2005, while three stores were relocated and two closed during the year. One of the stores closed during 2005 was damaged due to flooding associated with Hurricane Katrina in New Orleans. At this time, work is proceeding to reopen this store during 2006. In addition to the anticipated reopening of the New Orleans store, six stores are slated to open during 2006, along with two closings.

Gross Profit

Gross profit declined in 2005 compared to 2004 due to lower shipments at Rowe and the costs of production inefficiencies in the manufacturing segment, as well as increases in certain costs. Gross margin, or gross profit as a percentage of net shipments, declined from 35.1% in 2004 to 31.4% in 2005, due principally to the increase in costs in the manufacturing segment.

Manufacturing segment gross profit and gross margin declined substantially in 2005 from 2004 levels caused principally by disruptions in production, scheduling and manufacturing productivity resulting from ERP implementation and manufacturing process change issues. On slightly less volume shipped in 2005 versus 2004, materials costs increased approximately $1.5 million, principally due to increases in the cost of petroleum-derived products such as foam and packaging materials, and somewhat to increased prices for plywood and steel springs and bed mechanisms. Direct labor costs increased approximately $2.2 million due to downtime caused by inefficient scheduling, the periodic shortage of internally manufactured frame parts, and out-of-stock issues with certain strong selling fabrics. Overhead costs increased $3.1 million over last year as a result of overtime costs ($0.8 million) due to low rates of production, increases in customer service costs (approximately $1.1 million) and certain other categories of indirect labor (approximately $0.7 million). Certain costs included in the 2004 first half were not repeated in 2005, such as the accelerated depreciation on scheduling software incurred last year of $1.2 million. Transportation costs increased approximately $1.4 million, largely due to increased use and cost of third party services ($1.4 million) to expedite deliveries and accommodate customers. Increased fuel costs within our fleet of trucks were largely passed through to customers through automatic fuel surcharges.

During the fourth quarter of 2005, Rowe implemented a price increase (averaging approximately 6% overall and becoming effective during the first quarter of 2006) to off-set the rising costs of plywood, steel and petroleum derived products, particularly in the aftermath of Hurricanes Katrina and Rita. Rowe continues to work to maintain satisfactory levels of efficient scheduling and production, largely challenged now by reduced incoming orders and fabric

The Rowe Companies Annual Report 2005

availability rather than the shortages of internally manufactured frame parts that impacted the Company in the first half of the year. Staffing and other resources have been added to address the fabric availability issues and the production inefficiencies and, as discussed under “Overview,” a number of operational improvement initiatives recommended by CMAG are currently under consideration and together are expected to result in improving gross margins.

Retail gross profit increased reflecting the increase in shipments, while retail gross margin decreased slightly from the prior year period, largely due to sales of clearance items at stores that were closing for relocation at points during the period.

Selling and Administrative Expenses

Selling and administrative expenses increased by 8.7% overall in 2005. Retail segment expenses accounted for virtually all of the increase. As a percentage of net shipments, total selling and administrative expenses increased 2.5% over 2004. Expenses at new stores opened in 2005 and 2004 accounted for $7.9 million of the $8.3 million increase in retail segment selling and administrative expenses in 2005 versus 2004.

Retail segment selling and administrative expenses increased in all categories, driven by costs at fourteen new stores opened since May 2004 (four in fiscal 2004, ten in 2005). Storehouse closed two stores during 2005 (one of which was damaged by Hurricane Katrina and is expected to re-open in 2006), and relocated three others during the year.

Storehouse also added costs to support direct marketing since the first quarter of fiscal 2004 and in mid 2004 added a cross-dock warehouse facility to support new store openings in New Jersey and Pennsylvania. Offsetting these increases, in part, has been favorable healthcare costs. Storehouse anticipates opening six new stores in fiscal 2006. As these additional stores open, retail selling and administrative expenses are expected to increase.

Manufacturing segment selling and administrative expenses were essentially unchanged from 2004. Salary expense in 2005 was higher than 2004 principally due to the capitalization of costs related to the ERP implementation in 2004, and severance accruals recorded in 2005, offset by the reversal of previously accrued software maintenance costs in conjunction with the settlement of litigation in the first quarter of 2005.

The increase in other selling and administrative expenses represents increased legal fees and bank charges incurred in connection with the re-negotiation of the Company’s bank lending arrangements during fiscal 2005 due to the Company’s operating performance issues. In preparation for the internal control report and audit under Section 404 of the Sarbanes-Oxley Act of 2002 that will be required in the Company’s fiscal 2007 annual report, the Company expects its other selling and administrative expenses to increase over the next two fiscal years.

The Company expects a number of changes in selling and administrative expenses in 2006. Pursuant to Rowe’s six-month consulting agreement with CMAG, entered into in December 2005, the Company must pay CMAG $160,000 per month, or $960,000 over the term of the agreement, and may also pay CMAG a yet-to-be determined success fee depending on whether certain objectives are achieved. Among the initiatives recommended by CMAG that are expected to be undertaken is an overall reduction in staff through the consolidation and elimination of various management and other positions. The ultimate savings achieved through staff reductions or relocations will depend upon various considerations, including the number of employees to be relocated or terminated and their locations, the availability of other jobs within the Company, and the level of severance benefits. Since October 2005, the Company has taken steps to achieve annualized savings of approximately $3.4 million through headcount reductions at a cost of approximately $0.6 million in severance costs.

The Rowe Companies Annual Report 2005

Operating Earnings

Operating earnings declined by $18.4 million to a loss of $15.2 million in 2005 as a result of lower shipments at Rowe; manufacturing segment operating inefficiencies, service costs, returns and other manufacturing-related costs; and retail segment selling and administrative expenses primarily resulting from new stores and related costs, as discussed above.

Interest Expense

Interest expense increased by $284,000 from 2004 to 2005 as interest on increased borrowings under the revolver loan during 2005, as well as increased rates (both the base rates and the spread over base rates) offset the savings from the maturity in late 2004 of the interest rate swap agreement entered into in 2000 in conjunction with the original lease agreement for the Elliston manufacturing facility. The spread over base rates on the Company’s outstanding debt increased by 100 basis points effective with the beginning of the second quarter of 2005, and during the fourth quarter of 2005, the Company paid default rates of interest on most of its outstanding debt, as the lenders increased the spread over base rates applicable to the outstanding debt by an additional 200 basis points.

As a result of the refinancing of the Company’s outstanding debt in January 2006, the Company’s blended interest rate should decline from 2005 levels, subject to fluctuations in market interest rates. In the first quarter of 2006, the Company has been maintaining higher outstanding balances on this debt compared to the first quarter of fiscal 2005. The benefit of the blended rate reduction achieved by the refinancing will be offset by these higher outstanding balances as long as they are maintained. The Company will also writeoff unamortized loan costs in the first quarter of 2006.

Other income, net, increased $269,000 in 2005 over 2004, primarily due to a gain recognized on the settlement of litigation in the first quarter of 2005. The Company collected $725,000, less certain expenses, as a result of the settlement. Offsetting this gain was reduced net rental income, principally due to the absence in 2005 of certain short-term leases in effect during 2004. The Company also recorded a gain of approximately $100,000 based on insurance coverage of damage to the New Orleans retail store.

Earnings from continuing operations before taxes declined from earnings of $1,310,000 in 2004 to a loss of $(17,078,000) in 2005, reflecting the factors discussed above.

The effective tax rate changed from 37.7% in 2004 to 42.6% in 2005 as a result of certain federal and state tax credits for prior years taken in the current year and reversal of certain state tax reserves due to a change in estimates of risks associated with certain state tax positions taken in prior years, resulting in additional tax benefits of approximately $740,000.

At November 27, 2005, the Company’s balance sheet included $3.1 million of net deferred tax assets (current and non-current). In accordance with FAS 109, “Accounting for Income Taxes,” the Company considered the following factors in determining that these future tax benefits are more likely than not realizable:

•	The Company has over 50 years of profitable operations in its history.

•	The loss in 2005 was largely a consequence of Rowe’s implementation of its ERP system in late 2004, and while some negative impacts will carry over into 2006 and perhaps beyond, a return to profitability at Rowe is anticipated due to the steps taken in late 2005 and to date in early 2006, as discussed elsewhere in this report.

The Rowe Companies Annual Report 2005

Year Ended November 28, 2004 Versus Year Ended November 30, 2003

(in thousands)	2004	2003	$ Variance	% Variance
Net shipments:
Manufacturing, total	$174,170	$175,303	$(1,133)	–0.6%
Sales to retail segment	(19,557)	(19,898)	341	–1.7%

Manufacturing, net of eliminations	154,613	155,405	(792)	–0.5%
Retail	140,590	122,968	17,622	14.3%

Consolidated net shipments	$295,203	$278,373	$16,830	6.0%

Gross profit:
Manufacturing	$32,548	$39,757	$(7,209)	–18.1%
Retail	71,011	60,368	10,643	17.6%

Consolidated gross profit	$103,559	$100,125	$3,434	3.4%

Gross margin:
Manufacturing	21.1%	25.6%
Retail	50.5%	49.1%
Consolidated gross margin	35.1%	36.0%
Selling and administrative expenses:
Manufacturing	$23,804	$22,940	$864	3.8%
Retail	70,295	65,700	4,595	7.0%
Other	6,277	6,589	(312)	–4.7%

Consolidated selling and administrative expenses, including retail restructuring and other charges	$100,376	$95,229	$5,147	5.4%

Operating income (loss):
Manufacturing	$8,744	$16,817	$(8,073)
Retail	716	(5,332)	6,048
Other	(6,277)	(6,589)	312

Consolidated operating income (loss)	$3,183	$4,896	$(1,713)

The Rowe Companies Annual Report 2005

Net Shipments

Net shipments increased 6.0% in 2004 over 2003, primarily from increased shipments in our retail segment. Manufacturing segment shipments declined slightly from prior year levels.

Retail segment net shipments increased $17.6 million, or 14.3%, in 2004 over 2003. Every product category showed growth over 2003, particularly accessories (49%), chairs (32%), tables (31%), office and library walls (14%), and upholstery (5%). Upholstery represented nearly 50% of total sales in 2004, and was impacted in 2004 as two key suppliers experienced disruptions due to system implementations. Textiles (primarily comprised of window treatments), introduced in the fourth quarter of 2003, increased over 200% for the year. Accessory sales benefited from new direct marketing channels implemented or expanded during 2004, as well as from an improved process for merchandise replenishment, speeding the flow of product into the consumer’s hands. Overall, same store sales increased 10.7% over 2003, while sales per square foot increased from $286 in 2003 to $325 per foot in 2004. The Company opened four new retail stores during 2004, while closing two.

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

The Rowe Companies Annual Report 2005

Selling and Administrative Expenses

Selling and administrative expenses increased by 5.4% overall in 2004. Retail segment expenses accounted for most of the increase. As a percentage of net shipments, however, total selling and administrative expenses declined slightly in 2004.

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

Operating Earnings

Operating earnings declined by $1.7 million, or 35%, in 2004 from 2003, as a result of manufacturing segment operating inefficiencies, certain increases in costs such as depreciation and workers compensation costs and retail segment selling and distribution costs, offset by increased retail segment gross profit on higher net shipments, as discussed above.

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

Other income, net, increased $376,000 in 2004 over 2003, primarily due to rental income from additional short-term rentals associated with an investment property.

Earnings from continuing operations before taxes increased from $627,000 in 2003 to $816,000 in 2004, reflecting the factors discussed above.

The effective tax rate in 2003 was higher than typical as the Company reserved for certain state tax benefits associated with operating losses at the retail segment. The impact in 2004 of continuing to reserve for state tax benefits was significantly less as a result of the reduction in losses in this segment.

The Rowe Companies Annual Report 2005

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain estimates and assumptions have been made that affect the amounts and disclosures reported in the consolidated financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. Management uses its best judgment in valuing these estimates and may solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. Critical accounting policies that may affect the consolidated financial statements include self-insurance reserves, long-lived asset valuations and impairments, bad debt reserves, inventory reserves and goodwill.

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

Bad Debt Reserves

The Company maintains reserves for receivables from retail furniture businesses that become unable to pay their balances due. Management monitors payment status and periodically performs credit evaluations of these customers in determining the appropriate level of reserves. Factors that affect these conditions can change rapidly, and adjustments to the required level of reserves may be required as such changes occur.

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

Goodwill

In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets are to be evaluated for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. The Company conducts its required annual impairment test during the second quarter of each fiscal year, and as of November 2005, repeated the impairment test in light of the Company’s operating performance issues. The impairment test uses a discounted cash flow and projected profitability model to estimate the fair value of the reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding specific economic conditions that are outside the control of the Company. Based upon the results of testing, there was no impairment of goodwill during or as of the end of 2005.

The Rowe Companies Annual Report 2005

LIQUIDITY AND SOURCE OF CAPITAL

Cash from Operations

Net cash provided by (used in) operating activities was $(11,761,000), $10,217,000 and $11,611,000 in 2005, 2004 and 2003, respectively. Fluctuations in net cash provided by operating activities are primarily the result of changes in operating income and changes in working capital accounts. Substantial changes from 2004 to 2005 included decreases in accounts receivable, as shipments decreased following the ERP implementation in late 2004; an increase in inventories to improve in-stock fabric position in manufacturing, as well as increases attributable to higher manufacturing work-in-process inventory and eight net new retail stores during 2005. Storehouse also received $3.5 million of rent incentives from landlords in 2005, compared to $2.5 million received during 2004. Significant changes from 2003 to 2004 included a decrease in accounts receivable late in 2004 due to reduced shipments resulting from post-implementation issues with the ERP; an increase in inventories, largely offset by an increase in accounts payable, also largely relating to the ERP implementation; an increase in rent incentives received from landlords, relating to new store openings at Storehouse; and an increase in prepaids and other balances, largely due to a change in the timing of insurance premium payments in 2004. Improving cash flow from operations is highly dependent on order rates, inventory reduction and the Company’s operating performance. To the extent the Company is unable to meet its cash requirements through cash flows from operations, it expects to utilize additional borrowings available under its revolving line of credit.

Cash from Investing Activities

Net cash provided by (used in) investing activities was $6,237,000, $(5,994,000) and $18,874,000 in 2005, 2004 and 2003, respectively, primarily reflecting proceeds from the sales of investment real estate properties in 2005 and proceeds, less certain payments, related to the sale of the Mitchell Gold subsidiary in 2003. Capital expenditures in 2005 largely related to new stores at Storehouse and included $3.5 million funded by landlord incentives, while 2004 capital expenditures were a combination of investments in new stores (including $2.5 million received from landlords), a relocation of a distribution center and the ERP system, and 2003 capital expenditures were mainly attributable to routine information systems maintenance and upgrade projects store remodeling activities and new stores at Storehouse.

Capital expenditures in 2006 are likely to be lower than in 2005 as the pace of new store openings is expected to slow at Storehouse in 2006. Spending related to the relocation of the Storehouse corporate offices and to certain planned improvements for the distribution center operations will partially offset the reduced spending on new stores. Under the terms of its recently restructured long-term debt, the Company’s capital expenditures during 2006 may not exceed $7.9 million.

The Rowe Companies Annual Report 2005

Cash from Financing Activities

Net cash provided by (used in) financing activities was $972,000, $(2,371,000) and $(27,051,000) in 2005, 2004 and 2003, respectively. In 2005, the Company drew upon its revolving bank loan to fund operating losses, capital expenditures, and inventory purchases, while the repayments of long-term debt in 2005 include both scheduled payments and the pay-off of the mortgage loans securing the investment properties sold during 2005 with proceeds from the sales of such properties. In 2004, draws, net of repayments, on the revolving loan, reflected more normal business activities, while the payments on long-term debt included a payment in conjunction with the extension of the lease for the Elliston facility in December 2003, in addition to scheduled debt payments. In 2003, the Company used proceeds from the sale of Mitchell Gold to pay down $22.1 million of debt.

As of November 27, 2005, the Company’s cash and cash equivalents were $1.0 million, and the Company had $287,000 available for additional borrowings under its revolving bank loan, under which the Company was in default for failing to satisfy certain operating covenants. On January 6, 2006, the Company re-financed its existing bank debt, paying off the entire balance of its capital lease, term loan and revolving bank loan (which totaled $34.2 million as of November 27, 2005), and replacing them with a new secured revolving credit facility of up to $50.0 million (current maximum of $45.0 million) and a $7.0 million Tranche B loan, both with three year terms and no required principal payments prior to maturity absent an event of default giving the lenders the right to accelerate the debt. On the closing date, the Company drew down the entire $7.0 million available under the Tranche B loan and approximately $27.0 million available under the revolving line of credit to pay off the existing debt and to pay fees associated with the refinancing transaction. The credit agreement governing the new revolving credit facility and Tranche B loan was amended effective January 27, 2006 to eliminate a requirement that the Company raise additional equity and to increase the borrowing base, or the collateral against which the Company may borrow on the revolving credit facility, by $3.0 million. In connection with the amendment, Gerald M. Birnbach, Chairman of the Board and President of the Company, and Sidney J. Silver, a director of the Company, provided limited guaranties of up to $1.5 million each ($3.0 million in the aggregate), secured by letters of credit with a third party financial institution in favor of the lenders. These guaranties will remain in place until the satisfaction of all of the Company’s obligations under the credit agreement and termination of the facility, or the Company’s raising additional equity generating net proceeds of at least $9.5 million and securing a commitment to raise additional equity generating net proceeds of at least $2.0 million, in each case on terms and conditions reasonably satisfactory to the lender. The credit agreement provides that if additional equity in this amount is raised and the additional commitment is secured, the maximum amount of the revolving credit facility will increase from $45.0 million to $50.0 million. See Note 5 of Notes to Consolidated Financial Statements. As of the amendment date, the Company’s borrowing availability under the revolving credit facility was $14.4 million.

The Company is pursuing additional debt or equity financing alternatives that would provide the Company with a significant increase in liquidity and capital to permit additional growth in Storehouse and fund capital expenditures and working capital needs. There is no assurance that such additional financings will be available on terms acceptable to the Company.

The Rowe Companies Annual Report 2005

Contractual Obligations

The following summarizes our significant contractual obligations as of November 27, 2005:

	Payments by Period
(in thousands)	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
Contractual Obligations:
Operating leases	$18,481	$29,522	$22,043	$28,408	$98,454
Capital lease	10,139	—	—	—	10,139
Contractual maturities of long-term debt	24,044	—	—	—	24,044
Other long-term liabilities reflected on the balance sheet	137	231	225	190	783

Total contractual cash obligations	$52,801	$29,753	$22,268	$28,598	$133,420

As of January 6, 2006, following the restructuring of the Company’s debt, the Company’s obligations on the capital lease were eliminated, and total contractual maturities of long-term debt increased to $33.8 million and became due in January 2009.

The Company is not a party to any long-term supply contracts with respect to lumber, fabric or other raw materials used in production, nor does the Company enter into long-term purchase commitments with vendors utilized in the ordinary course of business.

Interest Rate Risk and

Foreign Currency Exchange Rate Risk

Because the Company’s obligations under its long-term debt bear interest at variable rates, the Company is sensitive to changes in prevailing interest rates. Based upon the balances outstanding as of November 27, 2005, an increase of 100 basis points in market interest rates would increase quarterly interest expense by approximately $85,000.

The Company closed out its existing interest rate swap contract in December 2005 in anticipation of re-financing the underlying capital lease obligation. See Notes 5 and 9 of Notes to Consolidated Financial Statements.

The Company is exposed to market risk from changes in the value of foreign currencies because it imports a substantial portion of retail inventory, and some of its raw materials, from foreign sources. See “Forward-Looking Statements” below.

The Rowe Companies Annual Report 2005

FORWARD-LOOKING STATEMENTS

When used in this annual report and in filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions, as well as the use of future dates, are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: the possibility that the costs of the Company’s restructuring efforts described in this report will be greater than anticipated and that the Company will not realize its anticipated cost savings; the possibility that the Company will be unable to obtain additional debt or equity financing on terms acceptable to it within the time frames it desires; changes from anticipated levels of sales, whether due to future national or regional economic and competitive conditions, customer acceptance of existing and new products, or otherwise; pending or future litigation; pricing pressures due to excess capacity; raw material cost increases; transportation cost increases; the inability of a major customer to meet its obligations; loss of significant customers in connection with a merger, acquisition, redisposition, bankruptcy or otherwise; actions of current or new competitors; increased advertising costs associated with promotional efforts; change of tax rates; change of interest rates; future business decisions and other uncertainties, all of which are difficult to predict and many of which are beyond the control of the Company. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional risks include:

•	The furniture industry is highly competitive at both the manufacturing and the retail levels; loss of market share could adversely impact sales, earnings and cash flow.

Our manufacturing and retailing subsidiaries face significant competition from numerous competitors, many of which are larger and better capitalized. Our subsidiaries may be at a competitive disadvantage as a result. If our subsidiaries lose market share to competitors, our financial performance could be adversely affected.

•	We have had difficulties, and may continue to experience difficulties, with the implementation of our Enterprise Resource Planning (“ERP”) software and related manufacturing process changes.

Our manufacturing operations implemented a new ERP system in late 2004 that includes accounting, order processing, materials purchasing and inventory management, human resources and payroll management and certain other functions. This was a complex, multi-step implementation. Various parts of the system have not performed as planned, which has created problems in entering and processing customer orders, procuring and managing inventory, scheduling orders for production, and shipping and invoicing finished product to customers. In addition, several changes in production processes were made concurrently with the system changes. Individually and in combination, these changes have resulted in significant downtime in the plant, inefficient production, delays in filling orders, and shortfalls in operating results.

The Rowe Companies Annual Report 2005

Our production management personnel, assisted by experts provided by the software vendor, have been intensely focused on identifying the specific problems and solutions to them. At this point in time, such problems have been resolved to the extent that we are able to utilize the system to schedule production and order materials. While we expect to make corrections and revisions to the system in 2006 to better utilize its capabilities, problems may continue to arise and there can be no assurance that these problems, if they occur, would not have an adverse effect on operations and/ or profitability.

•	While we have hired a consultant to help us improve our manufacturing operations and return to profitability, no assurance can be given that we will be successful in these efforts.

In November 2005, the Company engaged CMAG to review the Company’s operations and help the Company return to profitability. We began implementing some of their recommendations during January 2006 and a number of other initiatives are currently under consideration. While these initiatives are intended to improve operations and ultimately reduce costs and return the Company to profitability, no assurance can be given that these initiatives will be successful and such changes and their associated costs may have an adverse effect, particularly in the short-term, on the Company’s business, results of operations and cash flows.

•	We are currently seeking to raise additional debt or equity, which could be dilutive to the interests of existing stockholders.

We are currently seeking to raise additional debt or equity, though no assurance can be given that we will be successful in our efforts to do so. The raising of additional equity capital, whether through common stock, preferred stock or another security convertible to common stock, would be dilutive to the interests of existing shareholders, and the holders of any such additional equity securities could have rights, preferences and privileges that are superior to the holders of our common stock.

•	Our retail operations may not become profitable.

Our retail operations are currently unprofitable, and there can be no assurance that profitability will be achieved.

•	Our retail operations are opening stores at a higher rate than in recent years.

Storehouse opened ten new stores in 2005 and anticipates opening six additional stores during 2006. There are numerous risks inherent in new store development which could result in unprofitable locations. Risk exposure areas include site selection, contractual commitment to rent expense, and successful execution of store selling and operations activities. There can be no assurance that these new stores will achieve adequate levels of shipments or profitability.

•	The Company imports a substantial portion of its retail merchandise, and some of its raw materials, from foreign sources. Changes in exchange rates could impact the price the Company pays for these goods, resulting in potentially higher retail prices and/or lower gross profit on these goods.

Nearly half of the Company’s 2005 purchases of retail merchandise originated overseas, and the Company also purchased some raw materials, particularly wood components, fabric, and leather chairs for re-sale, from overseas sources. Most of these purchases were denominated in U.S. dollars. As exchange rates between the U.S. dollar and certain other currencies become unfavorable, the likelihood of price increases

The Rowe Companies Annual Report 2005

from our foreign vendors increases. Such price increases, if they occur, could have one or more of the following impacts:

•	We could be forced to raise retail prices so high that we are unable to sell the products at current unit volumes;

•	If we are unable to raise retail prices commensurately with the cost increases, gross profit could be negatively impacted; or

•	We may be forced to find alternative sources of comparable product, which may be more expensive than the current products, of lower quality, or the vendors may be unable to meet our requirements for quantities, delivery schedules or other key terms.

Similar impacts could be experienced in our manufacturing segment.

•	We may not be able to pay off or refinance our debt obligations that mature in fiscal 2009.

The Company’s new long-term debt obligations mature in 2009. At that time, the Company will be required to pay off or refinance these obligations. There can be no assurance that the Company will have sufficient cash to satisfy these obligations or that the Company will be successful in obtaining new financing, or that, if obtained, the financing would be on favorable terms and conditions.

The terms of our revolving credit facility and Tranche B loan contain various financial and other covenants. If we do not adhere to these covenants and our lender does not agree to amend such covenants or waive such a default, the lender will have the right to accelerate the maturity of the debt which could have a material adverse affect on our results of operations and liquidity.

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

In certain merchandise categories, there has been a rapid expansion of imported home furnishings at lower manufacturing costs, resulting in lower retail selling prices. This trend has reached the upholstery segment of the home furnishings market, resulting in our manufacturing operations facing low-cost foreign competition. This in turn could require us to reduce our selling prices or could diminish demand for our products.

•	Our revenue could be adversely affected by a disruption in our supply chain.

We are an importer of merchandise for our retail operations and components for our manufacturing operations. Disruptions to our supply chain could result in late arrival or unavailability of components or finished goods for resale, causing manufacturing delays or negatively affecting retail sales due to increased out-of-stock merchandise.

The Rowe Companies Annual Report 2005

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

Gerald M. Birnbach	Garry W. Angle
Chairman of the Board and President	Vice President-Treasurer

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

The Rowe Companies

McLean, Virginia

We have audited the accompanying consolidated balance sheets of The Rowe Companies and subsidiaries as of November 27, 2005 and November 28, 2004, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended November 27, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Rowe Companies and subsidiaries at November 27, 2005 and November 28, 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 27, 2005, in conformity with accounting principles generally accepted in the United States of America.

High Point, North Carolina	BDO SEIDMAN, LLP
January 19, 2006, except for note 5
which is as of January 27, 2006

The Rowe Companies Annual Report 2005

Consolidated Balance Sheets

(in thousands, except share amounts)	11/27/05	11/28/04
ASSETS (Notes 1, 2 and 5)
CURRENT ASSETS
Cash and cash equivalents	$1,008	$5,560
Restricted cash collateralizing letters of credit	1,961	3,564
Accounts receivable (net of allowances for losses of $721 in 2005 and $800 in 2004)	15,649	16,522
Inventories (Note 3)	42,677	37,781
Refundable federal income taxes	1,499	—
Deferred income taxes (Note 11)	570	1,931
Prepaid expenses and other	5,304	5,500

Total current assets	68,668	70,858

PROPERTY AND EQUIPMENT (Note 4)	45,994	43,846

OTHER ASSETS
Cash value of life insurance, net of loans of $2,427 in 2005 and $2,427 in 2004 (Note 6)	1,607	1,494
Investment property (net of accumulated depreciation of $4,014 in 2005 and $5,214 in 2004) (Note 8)	509	766
Investment property held for sale (net of accumulated depreciation of $2,507) (Note 2)	—	7,248
Goodwill	13,182	13,182
Deferred income taxes (Note 11)	2,528	—
Miscellaneous	1,728	1,727

Total other assets	19,554	24,417

	$134,216	$139,121

LIABILITIES (Notes 1 and 2)
CURRENT LIABILITIES
Current maturities of long-term debt (Note 5)	$—	$1,867
Accounts payable	16,193	16,379
Accrued expenses:
Compensation	3,959	4,510
Income taxes	1,071	1,064
Other	3,568	4,268
Customer deposits	15,338	14,296
Deferred compensation—current portion (Note 6)	120	209

Total current liabilities	40,249	42,593
LONG-TERM DEBT (Note 5)	34,183	24,077
LONG-TERM DEBT ASSOCIATED WITH INVESTMENT PROPERTY HELD FOR SALE (Note 2)	—	8,968
DEFERRED RENT	10,634	7,581
DEFERRED COMPENSATION AND OTHER LIABILITIES (Note 6)	1,551	1,470
DEFERRED INCOME TAXES (Note 11)	—	1,752

Total liabilities	86,617	86,441

COMMITMENTS AND CONTINGENCIES (Notes 2, 5, 6, 7, 8 and 9)
STOCKHOLDERS’ EQUITY (Note 10)
COMMON STOCK, par value $1 per share, 50,000,000 authorized shares	16,726	16,675
CAPITAL IN EXCESS OF PAR VALUE	23,285	23,206
RETAINED EARNINGS	29,474	34,779
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 9)	135	9
LESS TREASURY STOCK	(22,021)	(21,989)

Total stockholders’ equity	47,599	52,680

	$134,216	$139,121

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2005

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended
(in thousands, except per share amounts)	11/27/05 (52 weeks)	11/28/04 (52 weeks)	11/30/03 (52 weeks)
Net shipments (Notes 2 & 12)	$299,391	$295,203	$278,373
Cost of shipments	205,447	191,644	178,248

Gross profit	93,944	103,559	100,125
Selling and administrative expenses	109,134	100,376	95,004
Retail restructuring and other charges (Note 2)	—	—	225

Operating income (loss)	(15,190)	3,183	4,896
Interest expense	(2,895)	(2,611)	(3,723)
Other income, net (Note 8)	1,007	738	362

Earnings (loss) from continuing operations before taxes	(17,078)	1,310	1,535
Tax expense (benefit) (Note 11)	(7,281)	494	908

Net earnings (loss) from continuing operations	(9,797)	816	627
Discontinued operations (Note 2):
Loss on contingencies associated with operations discontinued in prior years, net of tax benefit of $65	—	(105)	—
Earnings from discontinued real estate operations, net of tax expense of $43, $112 and $25, respectively	69	179	41
Earnings from discontinued operations of Mitchell Gold, net of tax expense of $664	—	—	1,084
Gains on disposals of discontinued operations, net of tax expense (benefit) of $2,769 and $(1,473), respectively	4,423	—	462

Net earnings (loss)	$(5,305)	$890	$2,214

Other comprehensive income, net of tax:
Unrealized gain (loss) on derivatives (Notes 1 and 9)	98	(133)	(194)
Payments transferred to expense	28	708	741

Comprehensive income (loss)	$(5,179)	$1,465	$2,761

Net earnings (loss) from continuing operations per common share (Note 1)	$(0.74)	$0.06	$0.05

Net earnings (loss) per common share (Note 1)	$(0.40)	$0.07	$0.17

Weighted average common shares	13,288	13,198	13,167

Net earnings (loss) from continuing operations per common share assuming dilution (Note 1)	$(0.74)	$0.06	$0.05

Net earnings (loss) per common share assuming dilution (Note 1)	$(0.40)	$0.07	$0.17

Weighted average common shares and equivalents	13,288	13,546	13,205

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2005

Consolidated Statements of Stockholders’ Equity

	Year Ended November 27, 2005, November 28, 2004 and November 30, 2003
	Common Stock			Retained Earnings	Treasury Stock
(in thousands, except share and per share amounts)	Shares Issued	$1 Par Value	Capital in Excess of Par Value		Number of Shares	Cost	Accumulated Comprehensive Income (Loss)
Balance at December 1, 2002	16,584,907	$16,585	$23,083	$31,675	3,419,537	$21,956	$(1,113)
Acquisition of treasury stock					1,271	2
Exercise of stock options	2,500	2	1
Net change during the year related to cash flow hedge							547
Net earnings for the year ended November 30, 2003				2,214

Balance at November 30, 2003	16,587,407	16,587	23,084	33,889	3,420,808	21,958	(566)
Acquisition of treasury stock					6,024	31
Exercise of stock options	87,246	88	122
Net change during the year related to cash flow hedge							575
Net earnings for the year ended November 28, 2004				890

Balance at November 28, 2004	16,674,653	16,675	23,206	34,779	3,426,832	21,989	9
Acquisition of treasury stock					7,185	32
Exercise of stock options	51,581	51	79
Net change during the year related to cash flow hedge							126
Net loss for the year ended
November 27, 2005				(5,305)

Balance at November 27, 2005	16,726,234	$16,726	$23,285	$29,474	3,434,017	$22,021	$135

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2005

Consolidated Statements of Cash Flows

	Year Ended
(in thousands)	11/27/05 (52 weeks)	11/28/04 (52 weeks)	11/30/03 (52 weeks)
Increase (Decrease) In Cash
Cash flows from operating activities:
Cash received from customers	$301,368	$298,887	$300,659
Cash paid to suppliers and employees	(314,862)	(288,268)	(287,266)
Income taxes received (paid), net	(20)	(1,418)	1,352
Interest paid	(3,249)	(3,343)	(5,225)
Interest received	—	102	225
Rent incentives received from landlords	3,487	2,543	924
Other receipts—net	1,515	1,714	942

Net cash and cash equivalents provided by (used in) operating activities	(11,761)	10,217	11,611

Cash flows from investing activities:
Payments received on notes receivable	—	100	100
Increase in cash surrender value	(113)	(131)	(121)
Proceeds from life insurance policies	—	370	—
Proceeds from sales of assets, net of expenses	14,768	—	39,573
Capital expenditures	(8,418)	(6,333)	(4,919)
Payments under earn-out and related obligations (Note 2)	—	—	(15,759)

Net cash provided by (used in) investing activities	6,237	(5,994)	18,874

Cash flows from financing activities:
Restricted cash released from (deposited to) collateral for letters of credit	1,603	470	(96)
Draws under revolving loans	16,871	8,798	12,570
Repayments under revolving loans	(5,565)	(8,272)	(20,751)
Payments to reduce long-term debt	(12,035)	(3,240)	(18,759)
Payments to reduce loans on cash surrender value	—	(306)	(16)
Proceeds from issuance of common stock	130	210	3
Purchase of treasury stock	(32)	(31)	(2)

Net cash provided by (used in) financing activities	972	(2,371)	(27,051)

Net increase (decrease) in cash and cash equivalents	(4,552)	1,852	3,434
Cash at beginning of year	5,560	3,708	274

Cash at end of year	$1,008	$5,560	$3,708

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2005

Reconciliation of Net Earnings to Net Cash Provided by (Used In) Operating Activities

	Year Ended
(in thousands)	11/27/05 (52 weeks)	11/28/04 (52 weeks)	11/30/03 (52 weeks)
Net earnings (loss)	$(5,305)	$890	$2,214

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities, net of disposition of business:
Pre-tax loss on disposition of Mitchell Gold	—	—	1,011
Depreciation and amortization	6,156	7,079	8,245
Provision for deferred compensation	233	335	170
Payments made for deferred compensation	(242)	(306)	(241)
Deferred income taxes	(2,997)	(880)	406
Provision for losses on accounts receivable	(62)	107	376
Pre-tax loss (gain) on disposition of assets	(7,149)	55	—
Change in operating assets and liabilities net of effects of disposition of business:
Decrease (increase) in accounts receivable	935	2,900	(1,627)
Decrease (increase) in inventories	(4,896)	(5,394)	(1,644)
Decrease (increase) in prepaid expenses and other	269	(2,789)	272
Decrease (increase) in other miscellaneous assets	68	(420)	1,051
Increase (decrease) in accounts payable	(186)	4,635	(1,238)
Increase (decrease) in income taxes payable	(1,492)	3	1,070
Increase (decrease) in accrued expenses	(1,188)	1,018	(1,875)
Increase (decrease) in deferred rent	3,053	2,200	344
Increase (decrease) in customer deposits	1,042	784	3,077

Total adjustments	(6,456)	9,327	9,397

Net cash provided by (used in) operating activities	$(11,761)	$10,217	$11,611

See notes to consolidated financial statements.

The Rowe Companies Annual Report 2005

Notes to Consolidated Financial Statements

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—The Rowe Companies (the “Company”) operates two subsidiaries in the home furnishings industry: Rowe Furniture, Inc. (“Rowe” or the “wholesale home furnishings segment”), a major manufacturer of quality upholstered furniture serving the middle and upper middle market primarily throughout the United States, through home furnishings retailers; and Storehouse, Inc. (“Storehouse” or the “retail home furnishings segment”), a multi-channel, lifestyle home furnishings business including 69 retail home furnishings stores. Storehouse makes good design accessible by selling an edited assortment of casual, contemporary home furnishings through its stores located in the Southeast, Southwest and Mid-Atlantic markets, its catalog and over the Internet.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition—Rowe recognizes sales when products are shipped and invoiced to customers. Storehouse recognizes sales when the goods are delivered to the customer or services have been rendered. Customer deposits represent cash received for items not currently in inventory and items on hand but not yet delivered to the customer. Selling and administrative expenses include $7,055,000, $5,788,000 and $5,150,000 of retail delivery expenses in 2005, 2004 and 2003, respectively.

Credit Risk—Accounts receivable are customer obligations due under normal trade terms. Rowe sells its products to distributors and retailers in the residential home furnishings industry, including traditional furniture retailers and specialty home furnishings stores. As of November 27, 2005, there was no concentration of credit risk, either individually or in the aggregate. Management performs continuing credit evaluations of its customers’ financial condition and although generally does not require collateral, letters of credit may be required from customers in certain circumstances. Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. Any accounts receivable balances that are determined to be uncollectible, along with a general reserve, are included in the overall allowance for losses accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, management believes the allowance as of November 27, 2005, was adequate. However, actual write-offs might exceed the recorded allowance.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Inventories—Inventories are valued at the lower of cost or market. Rowe utilizes the first-in, first-out (FIFO) method to compute cost, while Storehouse utilizes the last-in, first-out (LIFO) method.

The Rowe Companies Annual Report 2005

Property, Equipment and Depreciation—Property and equipment are stated at cost. For financial reporting purposes, depreciation, which includes amortization of assets under capital leases, is computed over the estimated useful lives of the assets using primarily the straight-line method. Accelerated methods are used for income tax purposes. Assets are depreciated for financial reporting purposes based on estimated useful lives as follows: buildings and improvements (5 to 45 years); machinery and equipment (3 to 10 years); and leasehold improvements (terms of leases).

Operating Leases—The Company leases retail stores, office space and distribution facilities under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the accounting terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation for intended use.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the consolidated balance sheets and amortizes the deferred rent over the accounting terms of the leases as reductions to rent expense in the consolidated statements of operations and comprehensive income (loss).

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations and comprehensive income (loss).

Certain leases provide for contingent rents, which are generally determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in deferred rent on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

Long-Lived Assets—Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value. No impairment charges were recorded during 2005 or 2004. During 2003, the Company performed an evaluation of Storehouse’s assets, including its store portfolio, and concluded that certain store locations were not generating sufficient cash flow to support their fixed depreciation charges. The Company recorded a non-cash impairment charge of approximately $1,042,000 to write-down the value of the fixed assets at those locations.

Fair Value of Financial Instruments—Financial instruments of the Company include trade receivables, trade payables and long-term debt agreements. The fair value of trade receivables and trade payables approximates the carrying amount because of the short maturity of these instruments. Based upon the current borrowing rates available to the Company, estimated fair values of debt instruments approximate their recorded carrying amounts. The Company also held an interest rate swap contract. See Note 9 for information concerning the fair value of this financial instrument.

The Rowe Companies Annual Report 2005

Goodwill—In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which was effective as of the beginning of fiscal 2003 for the Company. SFAS No. 142 represents a change in accounting for goodwill. SFAS No. 142 requires that goodwill no longer be amortized, and that goodwill be tested for impairment at the reporting unit level by comparing the reporting unit’s carrying value to its fair value as of the beginning of the fiscal year. SFAS 142 also requires that, at least annually, goodwill be retested for impairment. Using a discounted cash flow model, management has determined that there has been no impairment of the goodwill recorded in its financial statements. Goodwill is included in the total assets of the wholesale segment in the Company’s segment reporting.

Advertising Costs—Costs incurred for advertising are expensed as incurred. Charges to selling and administrative expenses for advertising were $10,351,000, $9,832,000 and $8,738,000 in 2005, 2004 and 2003, respectively. Costs incurred under cooperative advertising programs are recognized when the related revenues are recognized. In accordance with the FASB’s Emerging Issues Task Force Issue No. 01-9, the cooperative advertising costs are classified as a reduction of net shipments for all periods presented.

Derivatives—The Company utilizes derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which was amended in June 2000 by SFAS No. 138, established accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. The Company’s derivative instruments were considered “highly effective” under SFAS No. 133 and, as a result, changes in fair value of the agreements were recorded to accumulated other comprehensive income (loss) in stockholders’ equity. Hedge ineffectiveness was not material during fiscal years 2005 and 2004. See Note 9.

Income Taxes—Income taxes are calculated using the liability method specified by SFAS No. 109, “Accounting For Income Taxes.”

Stock Options—See Note 10.

The Rowe Companies Annual Report 2005

Comprehensive Income (Loss)—The Company has reported the components of comprehensive income in the Consolidated Statement of Stockholders’ Equity. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. For the Company, other comprehensive income (loss) consists of changes in the fair market value of derivatives.

Earnings Per Share—The Company computes basic earnings per share based upon the weighted average shares outstanding during the period. Outstanding stock options which are dilutive are treated as common stock equivalents for purposes of computing diluted earnings per share.

(in thousands)	2005	2004	2003
Net earnings (loss) available to basic and diluted shares	$(5,305)	$890	$2,214

Weighted average common shares outstanding (Basic)	13,288	13,198	13,167
Effect of dilutive stock options	—	348	38

Weighted average common shares and equivalents outstanding (Diluted)	13,288	13,546	13,205

As of November 27, 2005, November 28, 2004 and November 30, 2003, there were 1,634,159, 897,631 and 1,415,937 outstanding options, respectively, whose exercise price was equal to or greater than the average market price of the Company’s common stock for the twelve months ended thereon, respectively. These options are excluded from the computation of the effect of dilutive stock options shown in the table above. In addition, for the year ended November 27, 2005, 266,920 potentially dilutive options were further excluded from the table above because, as a result of the loss for the period then ended, including these options would have been anti-dilutive to the computation of net earnings (loss) per common share assuming dilution.

Statement of Cash Flows—For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fiscal Year—The Company’s accounting fiscal year end is the Sunday of each year closest to November 30. Fiscal years 2005, 2004 and 2003 each contained 52 weeks. Fiscal year 2006 will contain 53 weeks.

Reclassifications—Certain prior year amounts have been reclassified to conform to current year presentation. The reclassifications have no effect on the results of operations previously reported.

The Rowe Companies Annual Report 2005

NOTE 2—ACQUISITIONS, DISPOSALS AND RESTRUCTURING

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

Proceeds from the sale, net of liabilities assumed, were approximately $39.6 million. The sale resulted in a gain, after taxes, of $462,000 or $0.04 per share ($0.03 per diluted share). The Company utilized the net proceeds to reduce outstanding debt by approximately $22.1 million, pay expenses of the sale of approximately $4.0 million, and settle obligations under the long-term earn-out provisions of the original purchase agreement for Mitchell Gold. Interest allocated to Mitchell Gold was calculated based on borrowings used to acquire and support Mitchell Gold’s activities at the Company’s average borrowing rate. Included in earnings from discontinued operations in the Company’s consolidated statements of operations were the following amounts associated with Mitchell Gold:

(in thousands)	2003
Net shipments	$20,226
Interest expense	$415
Earnings before taxes	$1,748
Net earnings per common share	$0.08
Net earnings per common share assuming dilution	$0.08

The Rowe Companies Annual Report 2005

During fiscal 2004, the Company’s Board of Directors approved management’s plans to sell two investment real estate properties, and in March 2005 the Company’s Board of Directors approved management’s plan to sell a third real estate property. The first property, located in Sylmar, California, was sold in December 2004. Proceeds of $6.3 million were used to pay down debt and expenses of the sale. The Company recognized a gain, net of taxes, of $2.7 million, or $0.20 per share, during the quarter ended February 27, 2005. In July 2005, the Company closed on the sale of the second property located in Jessup, Maryland. Proceeds of $8.2 million were used to pay down debt and expenses of the sale. The Company recognized a gain of $635,000, or $0.05 per share. In August 2005, the Company closed on the sale of the third property located in Christiansburg, Virginia. Proceeds of $2 million were used to reduce the outstanding balance of the capital lease by $1.2 million and for general corporate purposes. The Company recognized an after-tax gain of $1.1 million or $0.08 per share on the sale of this property.

Income and expense items associated with these properties have been classified as discontinued operations, and all prior periods have been restated to conform to the current presentation. Included in earnings from discontinued operations in the Company’s consolidated statements of operations were the following amounts associated with these investment properties:

(in thousands)	2005	2004	2003
Other income, net	$466	$1,023	$805
Interest expense	$354	$732	$739
Earnings before taxes	$112	$291	$66
Net earnings per common share	$—	$0.01	$—
Net earnings per common share assuming dilution	$—	$0.01	$—

There were no investment properties held for sale as of November 27, 2005. As of November 28, 2004, assets and liabilities held for sale consisted of the following (amounts in thousands):

Investment property, net of
accumulated amortization	$7,248
Mortgage loans	$8,968

The mortgage loans were secured by the investment properties located in California and Maryland. Rental income at these properties totaled $644,000, $1,458,000 and $1,636,000 in 2005, 2004 and 2003, respectively.

During February 2004, the Company recorded certain adjustments relating to workers compensation insurance reserves for policy years 1999 and 2000. These adjustments included amounts associated with its discontinued operations, totaling $170,000 on a pre-tax basis, or $0.01 per share. These charges have also been included in discontinued operations.

The Rowe Companies Annual Report 2005

On August 1, 1999, the Company completed the acquisition of Storehouse, a privately owned, 43 store chain of retail furniture stores headquartered in Atlanta, Georgia. During 2002, the Company restructured its retail operations by combining the former Home Elements retail subsidiary into Storehouse to operate under the Storehouse name. During 2002, the Company reserved $2.6 million for costs associated with the restructuring. Approximately $2.1 million of this reserve was utilized during 2002, with the remainder set aside to cover losses the Company expected to incur after subleasing the office space used by Home Elements for its corporate offices, as the Company anticipated that its rent payments under the lease would exceed the amounts it would receive under the terms of a sublease. During 2003, the Company entered into a sublease for this space, and increased the reserve by $225,000 to reflect the terms of the sublease. The following table shows the changes in the balance of the restructuring reserve relating to the former Home Elements corporate office space:

(in thousands)	Beginning Reserve Balance	Revisions	Paid to Date	Ending Reserve Balance
Year ended 11/27/05	$271	—	87	$184

Year ended 11/28/04	$335	—	64	$271

Year ended 11/30/03	$519	225	409	$335

NOTE 3—INVENTORIES

Inventory components are as follows:

(in thousands)	2005	2004
Retail merchandise	$25,768	$21,103
Finished goods	2,610	2,376
Work-in-process	3,172	3,507
Raw materials	11,127	10,795

Total inventories	$42,677	$37,781

Retail merchandise is valued by Storehouse using the LIFO method to determine cost. Had this inventory been valued using FIFO, retail merchandise and total inventories would have increased by $1,488,000 and $754,000 in 2005 and 2004 respectively, over the amounts shown above.

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands)	2005	2004
Land	$405	$405
Buildings and improvements	32,633	32,578
Leasehold improvements	24,037	18,906
Machinery and equipment	44,204	44,035
Projects-in-process	31	444

	101,310	96,368
Less accumulated depreciation	(55,316)	(52,522)

Net property and equipment	$45,994	$43,846

Assets recorded under capital leases that are included in the above property and equipment are as follows:

(in thousands)	2005	2004
Land	$198	$198
Buildings and improvements	18,572	18,572
Machinery and equipment	6,230	6,230

	25,000	25,000
Less accumulated depreciation	(3,267)	(2,454)

	$21,733	$22,546

The Rowe Companies Annual Report 2005

NOTE 5—LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consisted of the following at the dates indicated:

(in thousands)	November 27, 2005	November 28, 2004
Capital lease obligation	$10,139	$12,206
Revolving bank loan	22,544	11,238
Term loan	1,500	2,500

	34,183	25,944
Less current maturities	—	1,867

Total long-term debt	$34,183	$24,077

On January 6, 2006, the Company completed the restructuring of its long-term debt and capital lease with a new lender and paid off the balances shown above, utilizing the proceeds from the new financing. While the Company was in default under such debt as of November 27, 2005, giving the lenders the right to accelerate the maturity of the debt (which was not exercised), because of the refinancing, such debt is reflected as “Long-Term Debt,” rather than “Current Maturities of Long-Term Debt” in the Company’s consolidated balance sheet as of November 27, 2005. The new financing includes a senior secured $7.0 million Tranche B loan, maturing January 6, 2009, and a three-year senior secured revolving credit facility of up to $50.0 million (current maximum of $45.0 million), on which the Company borrowed approximately $27.0 million at closing. These new loans are secured by substantially all the assets of the Company. Both the interest rate on the revolving credit facility and the interest rate on the Tranche B loan are variable, based on a margin over, at the Company’s election, either one-, two- or three-month LIBOR or the greater of the prime rate or the Federal Funds rate plus 50 basis points. The margin is re-set quarterly based on the Company’s available additional borrowings. In addition, after June 30, 2006, the interest rate on the revolving credit facility will also vary based on Company financial performance. From the closing date through the end of the first quarter of fiscal 2006, the interest rate on the Tranche B loan is one-month LIBOR plus 5.50% and the interest rate on the revolving credit facility is one-month LIBOR plus 1.75%. As of January 6, 2006, one-month LIBOR was approximately 4.42%.

The credit agreement governing the new revolving credit facility and Tranche B loan contains various covenants, including financial covenants limiting annual capital expenditures and establishing reserves, and customary covenants relating to financial reporting and notification, preservation of existence, maintenance of insurance, compliance with laws, limitations on investments, indebtedness and encumbrances and sales of assets, and restrictions on cash dividends and repurchases of the Company’s stock. The credit agreement was amended effective January 27, 2006 to eliminate a covenant that required the Company to raise additional equity. This amendment also increased the borrowing base, or the collateral against which the Company may borrow on the revolving credit facility, by $3.0 million.

In connection with the amendment of the credit agreement, Gerald M. Birnbach, the Company’s Chairman and President, and Sidney J. Silver, a director of the Company, each agreed to guaranty the obligations of the Company and its subsidiaries under the credit agreement up to $1.5 million each, or $3.0 million in the aggregate. Each guaranty is supported by a separate letter of credit in the

The Rowe Companies Annual Report 2005

face amount of $1.5 million issued by a third party financial institution in favor of the lenders under the credit agreement. Each letter of credit provides for renewal every six months unless the third party financial institution provides notice of cancellation at least 30 days in advance of expiration. The guaranties of Messrs. Birnbach and Silver will remain in place until the satisfaction of all of the Company’s obligations under the credit agreement and termination of the facility, or the Company’s raising additional equity generating net proceeds of at least $9.5 million and securing a commitment to raise additional equity generating net proceeds of at least $2.0 million, in each case on terms and conditions reasonably satisfactory to the lender. The credit agreement provides that if additional equity in this amount is raised and the additional commitment is secured, the maximum amount of the revolving credit facility will increase from $45.0 million to $50.0 million.

In consideration of the guaranties provided by Messrs. Birnbach and Silver, the Company agreed to pay the following fees to each of them: $30,000 upon execution and delivery of their agreement with the Company, $30,000 upon the first renewal of the letter of credit and $60,000 upon each subsequent renewal of the letter of credit. In addition, should the letters of credit be drawn upon, the Company must pay interest to Messrs. Birnbach and Silver on the amount drawn at 5% over the prime rate charged by the third party financial institution which issued the letters of credit.

Minimum Debt Service Requirements

Following the restructuring of Company’s debt on January 6, 2006, debt service of approximately $34 million will be due in fiscal 2009.

NOTE 6—DEFERRED COMPENSATION PLANS

Effective December 1, 1986, as amended in 1991, the Company established deferred compensation contracts for certain officers of the Company. The contracts fixed a minimum level for retirement benefits to be paid to participants based on age at retirement with the Company. The contracts are not funded. Charges to expense were $44,000 in 2005, $49,000 in 2004 and $53,000 in 2003.

The Company also has deferred compensation agreements with key employees. Vesting is based upon age and years of service. Life insurance contracts have been purchased which may be used to fund these agreements. The charges to expense were $138,000 in 2005, $163,000 in 2004 and $118,000 in 2003.

NOTE 7—EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) and savings plans that cover substantially all employees. Contributions to the plans were $879,000 in 2005, $848,000 in 2004 and $836,000 in 2003.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under long-term real estate leases for offices, warehouses, showrooms and retail locations expiring at various dates through 2016 with certain renewal options. Certain of the lease agreements for store locations have, in addition to base rental, contingent rentals based on sales volume and payments based on a pro-rata distribution of the expenses associated with common areas. Rental payments charged to expense were $19,830,000 in 2005, $14,938,000 in 2004 and $13,977,000 in 2003.

The Rowe Companies Annual Report 2005

The Company is a lessor of its remaining investment properties primarily under long-term operating leases. The lease arrangements have initial terms of one to five years and some contain provisions to increase the monthly rentals at specific intervals. Rental income, net of commissions, was $333,000 in 2005, $489,000 in 2004, and $322,000 in 2003 and is included in other income in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Minimum lease commitments at November 27, 2005, under long-term operating leases were as follows:

(in thousands)	Lease Expense	Lease Income
2006	$18,481	$52
2007	15,510	40
2008	14,012	7
2009	12,105	—
2010	9,938	—
Thereafter	28,408	—

	$98,454	$99

In addition, the Company is obligated through a dedicated contract carriage agreement for delivery services through February 2008. Current monthly expense is $215,000 plus a variable mileage charge.

Health Insurance Plan

The Company and its subsidiaries maintain self-insurance programs for that portion of health care costs not covered by insurance. The Company is liable for claims from $75,000 up to $100,000 per person annually. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Workers’ Compensation Insurance Plan

The Company is responsible for workers compensation claims up to $250,000 per incident. The Company maintains insurance for claims exceeding $250,000 and has stop loss coverage starting at $4,200,000 in aggregate for fiscal year 2006. The Company accrues its estimated claims based upon actuarial estimates as determined by its claim administrator.

Employment Agreements

The Company has employment agreements with certain employees of the Company, which provide for salary continuation of two years in the event of termination of employment without cause. In addition, the Company has an agreement with an officer, which provides a minimum annual salary of $792,000, adjusted for changes in the consumer price index, through November 30, 2010. Payments under this agreement were $939,924 in 2005, $922,000 in 2004 and $888,000 in 2003.

Litigation

The Company has been named as a defendant in various lawsuits arising in the ordinary course of business. It is not possible at the present time to estimate the ultimate outcome of these actions; however, management believes that the resulting liability, if any, will not be material based on the Company’s previous experience with lawsuits of these types.

The Rowe Companies Annual Report 2005

NOTE 9—INTEREST RATE HEDGING

In connection with the Company’s capital lease agreements for the Elliston facility, the obligations under which were paid off by the Company on January 6, 2006 in connection with the restructuring of its bank debt, the Company was required to maintain interest rate protection agreements. In connection with the original Elliston lease agreement, the Company had entered into two interest rate hedging contracts. One contract, for $5.0 million notional principal amount, expired in April 2003. The second contract, for $20.0 million notional principal amount, expired in August 2004. The second contract effectively fixed interest on the original 30 day LIBOR floating rate at 6.805%. In December 2003, in conjunction with the extension of the capital lease term and modifications of other provisions, the Company entered into an interest rate swap with a third party for a notional principal amount of $9.0 million, declining by $50,000 per month, through November 2008. Under the terms of this swap, which, as noted below, the Company sold in December 2005, while 30 day LIBOR was below 3.65%, the Company paid the counterparty the difference in interest between 3.65% and actual LIBOR. If and when 30 day LIBOR exceeded 3.65%, then the counterparty paid the Company the difference.

The Company accounts for its interest rate agreements as cash flow hedges whereby the fair value of the contracts are reflected in other liabilities (or other assets, as the case may be) in the accompanying consolidated balance sheet with the offset, net of income taxes, recorded as accumulated other comprehensive income (loss). The fair value of the swap contract at November 27, 2005, as determined by quoted market prices, was an asset of $135,000, net of taxes of $83,000. This included a current asset of $45,000 and long-term asset of $90,000, both net of taxes, based upon expected interest rates over the term of the agreement. The Company sold the current swap contract for $173,000 in December 2005.

As of November 28, 2004, the fair value of the swap in place at that time was an asset of $9,000, net of taxes of $5,000. This net asset was composed of a long-term asset of $48,000 and a current liability of $39,000, both net of taxes, based upon expected interest rates over the term of the agreement.

NOTE 10—STOCK OPTION PLANS

The Company has two stock option plans as described below. The Company applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretation in accounting for the plans. Under APB Opinion 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation cost is recognized. Substantially all of the options granted during the three-year period ended November 27, 2005 were fully vested at the grant date.

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

The Rowe Companies Annual Report 2005

SFAS 123, “Accounting for Stock-Based Compensation,” as amended by SFAS 148, requires the Company to provide pro forma information regarding net income and earnings per share as if compensation costs for the Company’s stock option plans had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company uses the intrinsic value method to account for stock-based employee compensation. As the Company’s awards of stock options carry an exercise price equal to the fair market value of the stock on the date of grant, no accounting cost is reflected in the Company’s Consolidated Statements of Operations. The Company estimated the fair value of each stock option at the grant date by using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2005, 2004 and 2003, respectively; dividend yields of 0%; expected volatility of 69.6%, 67.1%, and 54.5%; risk-free interest rates of 4.25%, 4.0% and 4.0%; and expected lives of 7.5 years, 4 years and 4 years. See Note 15.

Had the Company utilized the fair value based method of accounting for stock-based employee compensation, the impact on earnings and earnings per share would have been as follows:

(in thousands, except per share amounts)	2005	2004	2003
Net earnings (loss), as reported	$(5,305)	$890	$2,214
Earnings (loss) per share, basic, as reported	$(0.40)	$0.07	$0.17
Earnings (loss) per share, diluted, as reported	$(0.40)	$0.07	$0.17
Stock-based employee compensation cost, net of related taxes, included in net earnings as reported	—	—	—
Stock-based employee compensation cost, net of related taxes, that would have been included in net earnings if the fair value based method had been applied	$515	$363	$159
Pro forma net earnings (loss), including the impact of applying the fair value based method	$(5,820)	$527	$2,055
Pro forma earnings (loss) per share, basic	$(0.44)	$0.04	$0.16
Pro forma earnings (loss) per share, diluted	$(0.44)	$0.04	$0.16

The Rowe Companies Annual Report 2005

A summary of the status of the Company’s stock option plans, as of the balance sheet date and changes during the years ending on those dates, is presented below:

	November 27, 2005		November 28, 2004		November 30, 2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,758,872	$5.58	1,769,937	$5.86	1,845,202	$6.62
Granted	276,000	3.96	310,000	3.22	290,500	2.13
Exercised	(51,581)	2.53	(87,246)	2.40	(2,500)	1.25
Forfeited	(82,212)	5.90	(233,819)	5.76	(363,265)	6.78

Outstanding at end of year	1,901,079	$5.44	1,758,872	$5.58	1,769,937	$5.86

Exercisable at end of year	1,831,979	$5.28	1,595,430	$5.58	1,530,656	$6.12
Weighted average fair value of options granted during the year	$2.82		$1.78		$1.14

The following table summarizes information about stock options outstanding at November 27, 2005.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at November 27, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable November 27, 2005	Weighted Average Exercise Price
$1.25–$ 2.15	266,920	7	$1.98	266,920	$1.98
3.00– 4.95	772,081	7	3.65	764,581	3.65
5.10– 6.93	311,279	2	6.56	311,279	6.56
7.39– 8.38	173,400	3	8.16	173,400	8.16
9.00– 10.28	377,399	3	9.36	315,799	9.18

	1,901,079		$5.44	1,831,979	$5.28

The Rowe Companies Annual Report 2005

NOTE 11—TAXES ON INCOME

Provisions for income taxes in the Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following components:

(in thousands)	2005	2004	2003
Current	$(2,195)	$(66)	$746
Deferred	(5,086)	560	162

Total tax expense (benefit) on net earnings (loss) from continuing operations	$(7,281)	$494	$908

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The source of the temporary differences and their effects on deferred taxes are as follows:

(in thousands)	2005	2004
Deferred compensation	$578	$700
Receivables	407	416
Deferred rent	4,041	2,765
Investment property	63	—
Restructuring	70	103
Capital loss carryforward	—	1,473
Federal and State net operating loss carryforwards	3,649	1,379
Tax credits	128	24
Other	783	716

Gross deferred tax assets	9,719	7,576
Less valuation allowance	(1,759)	(1,379)

Net deferred tax asset	7,960	6,197

Property and equipment	4,145	3,206
Investment property	—	1,809
Inventories	634	699
Cash flow hedge	83	5
Other	—	299

Gross deferred tax liability	4,862	6,018

Net deferred tax asset	$3,098	$179

Included in balance sheet:
Deferred income tax asset—current	$570	$1,931
Deferred income tax asset—non-current	2,528	(1,752)

Net deferred tax asset	$3,098	$179

A valuation allowance has been provided for the state net operating loss carryforwards for certain states in which the retail operations have sustained losses that may not be able to be utilized in the future. The net operating loss carryforwards are limited to use in varying amounts through 2024.

The following summary reconciles taxes at the federal statutory tax rate with the actual taxes:

(in thousands)	2005	2004	2003
Income tax expense (benefit), computed at the statutory rate	$(5,806)	$445	$522
State income taxes, net of federal income tax benefit	(436)	(27)	103
Life insurance transactions	(53)	(71)	(88)
Release of reserves created in prior years	(371)	—	—
Benefits recognized on amended prior year returns, primarily tax credits	(370)	—	—
Other items, net	(245)	147	371

Total tax expense (benefit) on net earnings (loss) from continuing operations	$(7,281)	$494	$908

NOTE 12—MAJOR CUSTOMER INFORMATION

Shipments to the Company’s top three customers were 7% in each of 2005, 2004 and 2003, and the top ten customers amounted to 13% in each of 2005, 2004 and 2003, all as a percent of net shipments for each respective year.

The Rowe Companies Annual Report 2005

NOTE 13—SEGMENT REPORTING

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

(in thousands)	Wholesale Home Furnishings Segment	Retail Home Furnishings Segment	Other	Inter-segment Eliminations	Consolidated
2005
Net shipments	$167,811	$151,797	$—	$(20,217)	$299,391
Operating income (loss)	(5,947)	(2,324)	(6,641)	(278)	(15,190)
Interest expense	(962)	(754)	(1,179)	—	(2,895)
Other income, net	(2,091)	(941)	4,039	—	1,007
Earnings (loss) from continuing operations before taxes	(8,998)	(4,019)	(3,783)	(278)	(17,078)
Depreciation and amortization	3,128	2,872	156	—	6,156
Capital expenditures	1,103	7,155	160	—	8,418
Total assets	99,454	54,287	38,554	(58,079)	134,216

2004
Net shipments	$174,170	$140,590	$—	$(19,557)	$295,203
Operating income (loss)	8,642	716	(6,277)	102	3,183
Interest expense	(1,786)	(648)	(177)	—	(2,611)
Other income, net	(2,805)	(1,027)	4,570	—	738
Earnings (loss) from continuing operations before taxes	4,051	(959)	(1,884)	102	1,310
Depreciation and amortization	4,130	2,528	421	—	7,079
Capital expenditures	1,747	4,410	176	—	6,333
Total assets	114,983	38,370	46,238	(60,470)	139,121

2003
Net shipments	$175,303	$122,968	$—	$(19,898)	$278,373
Operating income (loss)	16,695	(5,332)	(6,589)	122	4,896
Interest expense	(2,448)	(1,219)	(56)	—	(3,723)
Other income, net	(3,054)	(877)	4,293	—	362
Earnings (loss) from continuing operations before taxes	11,193	(7,428)	(2,352)	122	1,535
Depreciation and amortization	4,045	3,497	410	—	7,952
Capital expenditures	2,412	2,210	214	—	4,836
Total assets	117,174	48,818	44,688	(78,830)	131,850

The consolidated amounts shown above for capital expenditures exclude amounts for the discontinued Mitchell Gold segment. Excluded capital expenditures were $83,000 for 2003.

The Rowe Companies Annual Report 2005

NOTE 14—QUARTERLY FINANCIAL INFORMATION

Quarter	First	Second	Third	Fourth
(in thousands, except per share amounts)
(unaudited)
2005
Net shipments	$65,705	$79,721	$79,466	$74,499
Gross profit	20,465	23,989	25,902	23,588
Net earnings (loss) from continuing operations	(2,902)	(2,552)	(1,604)	(2,739)
Net earnings (loss)	(149)	(2,541)	123	(2,739)
Net earnings (loss) from continuing operations per common share	(0.22)	(0.19)	(0.12)	(0.21)
Net earnings (loss) per common share	(0.01)	(0.19)	0.01	(0.21)
Net earnings (loss) from continuing operations per common share assuming dilution	(0.22)	(0.19)	(0.12)	(0.21)
Net earnings (loss) per common share assuming dilution	(0.01)	(0.19)	0.01	(0.21)

2004
Net shipments	$70,422	$75,560	$76,149	$73,072
Gross profit	24,778	27,053	26,556	25,172
Net earnings (loss) from continuing operations	183	723	431	(521)
Net earnings (loss)	71	729	490	(400)
Net earnings (loss) from continuing operations per common share	0.01	0.05	0.03	(0.04)
Net earnings (loss) per common share	0.01	0.06	0.04	(0.03)
Net earnings (loss) from continuing operations per common share assuming dilution	0.01	0.05	0.03	(0.04)
Net earnings (loss) per common share assuming dilution	0.01	0.05	0.04	(0.03)

Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts. The results of operations have been restated to reflect the discontinued operations of investment real estate effective during the second quarter of 2005.

The Rowe Companies Annual Report 2005

NOTE 15—RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB released Statement 123R, “Share-Based Payment,” the revision to Statement 123 that will, beginning in 2005, require that the compensation cost relating to share-based payment transactions be recognized in financial statements. Statement 123R provides expanded guidance on measuring the fair value of share-based payment transactions. Statement 123R is effective for the Company’s stock option plans for its first quarter of fiscal 2006. The Company will implement Statement 123R in connection with its next award of stock options, and does not expect the impact to be significantly different from that presented in the pro-forma disclosures included in Note 10.

In May 2005, the FASB issued Statement 154 “Accounting Changes and Error Corrections–a replacement of APB Opinion No. 20 and FASB Statement No. 3.” Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The Statement requires retrospective application to prior periods’ financial statements to reflect the correction of an error. This statement is effective for the Company beginning with our 2007 fiscal year.

The Rowe Companies Annual Report 2005

Corporate Information

Corporate Headquarters

1650 Tysons Boulevard, Suite 710

McLean, Virginia 22102

703-847-8670

www.therowecompanies.com

General Counsel

Silver, Freedman & Taff, LLP

Washington, D.C. 20007

Auditors

BDO Seidman, LLP

High Point, North Carolina 27265

Transfer and Dividend Disbursing Agent

Computershare Trust Company, N.A.

P. O. Box 43010

Providence, Rhode Island 02940-3010

800-633-4236

Dividend Reinvestment and Stock Purchase Plan

Computershare Trust Company, N.A.

P. O. Box 43010

Providence, Rhode Island 02940-3010

800-633-4236

Form 10-K

Copies of the Company’s Annual Report on Form 10-K for the fiscal year ended November 27, 2005 filed with the Securities and Exchange Commission will be available in March. If you would like a copy without charge, please write:

Deborah C. Jacks

2121 Gardner Street

Elliston, Virginia 24087

Annual Meeting

The annual meeting of stockholders will be held at 10:00 a.m. on Tuesday, April 11, 2006 at the Ritz Carlton—1700 Tysons Blvd., McLean, Virginia.

Stock Price and Dividend Data

	Market Price
Quarter Ended	High	Low
2005
February 28	5.35	4.30
May 29	4.70	3.66
August 28	4.35	2.90
November 27	3.74	2.30

2004
February 29	6.03	3.00
May 30	5.45	3.50
August 29	5.80	4.61
November 28	5.50	4.56

The Company’s common stock is currently traded on the American Stock Exchange under the symbol ROW. On November 27, 2005, the Company had approximately 925 stockholders of record.

The Company has not paid any cash dividends on its common stock during the past two years, and is prohibited from paying cash dividends on its common stock under the terms of the credit agreement governing its revolving credit facility and Tranche B loan. See Note 5 of the Notes to Consolidated Financial Statements.